EXECUTION COPY

SHARE PURCHASE AGREEMENT

dated as of

June 27, 2001

by and among

STEINER SPA ASIA LIMITED,

STEINER LEISURE LIMITED,

SIERRA PACIFIC INVESTMENTS LLC,

PACIFIC CENTURY CAPITAL LIMITED,

FRANKY TJAHYADIKARTA,

OKIE R. LUKITA,

and

JEFFREY R.W. MATTHEWS

TABLE OF CONTENTS

Page

EXHIBITS AND SCHEDULES

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this "Agreement") is entered into as of June 27, 2001, by and among **STEINER SPA ASIA LIMITED**, a Bahamas international business company ("Buyer"), **STEINER LEISURE LIMITED**, a Bahamas international business company ("Steiner"), **SIERRA PACIFIC INVESTMENTS LLC**, a Delaware limited liability company ("SPI"), **PACIFIC CENTURY CAPITAL LIMITED**, a British Virgin Islands company ("PCCL"), **FRANKY TJAHYADIKARTA**, **OKIE R. LUKITA** and **JEFFREY R.W. MATTHEWS**. Each of SPI, PCCL, Franky Tjahyadikarta, Okie R. Lukita and Jeffrey R.W. Matthews, referred to herein, individually, as a "Seller" and, collectively, the "Sellers". Certain other capitalized terms used herein without definition have the meanings specified in Article XI.

WHEREAS, Mandara Spa Asia Limited, a British Virgin Islands company formerly known as Spa Partners Asia Limited ("Mandara" or the "Company"), together with its direct and indirectly wholly owned subsidiaries (each, a "Subsidiary" and, together with Mandara, collectively, the "Mandara Entities"), is engaged in the business of owning and operating various spa facilities in hotel resorts that provide spa, beauty and fitness services and products including, but not limited to, massage therapies, facials, aromatherapies and other skin treatments, hair salon services, hair removal, fitness training, manicures, pedicures and related services (collectively, the "Business");

WHEREAS, Sellers collectively own sixty percent (60%) of the outstanding capital shares of Mandara (the "Mandara Shares"), which are owned by Sellers as follows: (i) 37.42% by SPI (3,742 shares); (ii) 17.62% by PCCL (1,762 shares); (iii) 1.03% by Okie R. Lukita (103 shares); (iv)1.03% by Franky Tjahyadikarta (103 shares); and (v) 2.90% by Jeffrey Matthews (290 shares);

WHEREAS, Buyer desires to purchase from the Sellers, and the Sellers desire to sell to Buyer, the Mandara Shares; and

WHEREAS, in addition to the foregoing, Buyer desires to acquire from the Sellers, the Sellers' right, title and interest of in, to and under those certain Unsecured Promissory Notes, each dated as of May 11, 2000, made by Mandara in favor of each Seller, pursuant to which the Company is entitled to borrow up to an aggregate of $2,100,000 and pursuant to which no amounts have been borrowed to date (collectively, the "Seller Loans").

NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I.
PURCHASE AND SALE OF MANDARA SHARES; SELLER LOANS

Section 1.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, the Sellers shall sell, assign, transfer and convey to Buyer all of their respective right, title and interest in and to: (a) the Mandara Shares, free and clear of any Liens (other than Permitted Liens), and (b) the Seller Loans.

Section 1.2 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the purchase and sale of the Mandara Shares and the Seller Loans, and the other transactions contemplated hereby (the "Closing") shall take place as promptly as practicable after satisfaction or waiver of the conditions set forth in Article VII (the "Closing Date") at the offices of Buyer, or such other time and place as the parties may otherwise agree; *provided, however,* in no event shall the Closing Date be earlier than July 1, 2001. The parties shall use commercially reasonable efforts to cause the Closing Date to be July 2, 2001.

Section 1.3 Consideration; Non-Refundable Deposit.

(a) The consideration to be paid by Buyer for its purchase of the Mandara Shares and the Seller Loans (the "Consideration") shall be equal $8,880,000(the "Purchase Price"), subject to adjustment pursuant to Section 1.4 (the "Purchase Price Adjustment").

(b) The Consideration shall be payable by Buyer to Sellers as follows (unless otherwise specified by Sellers in writing, all Consideration shall be allocated between the Sellers in accordance with their respective Pro Rata Percentages):

(i) cash in an amount equal to $5,880,000;

(ii) 99,825 shares of voting common shares, par value (U.S.) $.01 per share, of Steiner (the "Steiner Common Shares"), which number of shares is equal to the quotient of (A) $1,600,000 divided by (B) $16.028, which is the average closing sale price of a share of Steiner Common Shares as quoted on the NASDAQ National Market ("NASDAQ") for the twenty (20) consecutive trading days that immediately precede the second (2nd) trading day prior to the date hereof, as such closing sale prices are reported (absent manifest error in the printing thereof) by *The Wall Street Journal* (the "Average Closing Sale Price"). Steiner has not purchased or caused to be purchased, and will not purchase or cause to be purchased, any Steiner Common Shares, whether pursuant to its share repurchase program or otherwise, during the period used to determine the Average Closing Sale Price. No fractional Steiner Common Shares will be issued. The Steiner Common Shares issued pursuant to this Section 1.3(b)(ii) are referred to herein as the "Steiner Shares". With respect to the Steiner Shares, the Sellers shall be entitled to registration rights pursuant to the terms of a registration rights agreement in the form attached hereto as Exhibit 1.3(a)(ii) (the "Registration Rights Agreement"); and

(iii) an aggregate of $1,400,000 in the form of forty-two (42) month 9% Subordinated Notes executed by Steiner in favor of Sellers, in the form attached hereto as Exhibit 1.3(a)(iii), which promissory notes shall bear interest at an annual rate of nine percent (9%), compounded quarterly (together with any additional promissory notes delivered to Sellers in respect of the Purchase Price Adjustment, the "Notes").

(c) Contemporaneously with the execution of this Agreement, Steiner and/or Buyer shall pay to the Sellers, as a non-refundable deposit, cash in the aggregate amount of $1,000,000 (the "Non-Refundable Deposit"), which amount shall be paid by wire transfer of immediately available funds to one or more accounts designated by the Sellers in writing. The parties agree and acknowledge that the Non-Refundable Deposit shall not be subject to refund, repayment or recovery to or by Steiner or Buyer, regardless of whether the Closing occurs or this Agreement is terminated, but in the event the Closing occurs, the amount of cash payable by Buyer to Sellers at Closing shall be reduced by the amount of the Non-Refundable Deposit. Notwithstanding the foregoing, the payment of the Non-Refundable Deposit shall not be deemed to limit or restrict any rights to indemnification otherwise available to Buyer and/or Steiner pursuant to Article IX hereof.

(d) The Parties agree that the amount of the Purchase Price (as the same may be adjusted hereunder) allocated for income tax purposes to each "unrealized receivable" (as defined in Section 751(c) of the Code) and "inventory item" (as defined in Section 751(d) of the Code), and the Seller Loans shall not exceed the adjusted tax basis of each such asset as of the Closing Date. The parties shall file all Returns consistently with such allocation, and shall not voluntarily take any action inconsistent therewith upon examination of any Returns, in any refund claim, in any litigation, or otherwise with respect to such Returns unless required to pursuant to a "determination" (as defined in Section 1313(a) of the Code or any similar state, local or foreign Tax provision).

Section 1.4 Purchase Price Adjustment.

(a) Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Sellers a written determination (the "Determination") of the actual amount of the Working Capital of the Mandara Entities as of the Closing Date (the "Preliminary Working Capital Amount") and the actual aggregate cash balances of the Mandara Entities on the Closing Date (the "Preliminary Cash Balance Amount"), including the basis for such Determination set forth in reasonable detail, prepared in accordance with GAAP and expressed in United States dollars. For the purposes of this Agreement, the term "Working Capital" means the total consolidated non-cash current assets of the Mandara Entities that consist of trade accounts receivable, inventory and other prepaid assets minus the total consolidated current liabilities of the Mandara Entities which consist of trade accounts payable and other accounts payable. Upon receipt of the Determination, Sellers shall have sixty (60) days (the "Review Period") to review such Determination and related computations of the Working Capital and the cash balances of the Mandara Entities on the Closing Date. During the Review Period, Buyer shall give Sellers and their representatives full access at all reasonable times to the books, records and other materials of Mandara Entities and the personnel of, and work papers prepared by or for the Buyer, the Mandara Entities or their respective accountants, including, without limitation, to such historical financial information relating to the Mandara Entities as the Sellers may reasonably request in order to permit the timely review of the Determination. If Sellers shall not have given written notice to Buyer setting forth in reasonable detail any objection of Sellers to such Determination (a "Working Capital Statement of Objections") prior to the expiration of the Review Period, then such Determination shall be final and binding upon the parties, and the Preliminary Working Capital Amount shall be deemed the Working Capital amount of the Mandara Entities as of the Closing Date (the "Final Working Capital Amount"), and the Preliminary Cash Balance Amount shall be deemed the aggregate cash balances of the Mandara Entities on the Closing Date (the "Final Cash Balance Amount"). In the event that Sellers deliver a Working Capital Statement of Objections during the Review Period, Buyer and Sellers shall use their reasonable efforts to agree on the amount of Working Capital and the cash balances of the Mandara Entities on the Closing Date within thirty (30) days following the receipt by Buyer of the Working Capital Statement of Objections. If the parties are unable to reach an agreement as to such amounts within such thirty (30) day period, then the matter shall be submitted to Arthur Andersen LLP or, if Arthur Andersen LLP is unwilling or unable to serve in such capacity, another "big five" accountant mutually acceptable to Buyer and Sellers (such accountant, the "Settlement Accountant"), who, acting as an expert and not as an arbitrator, shall resolve the matters still in dispute and adjust the Determination to reflect such resolution and establish the Final Working Capital Amount and the Final Cash Balance Amount; *provided, however*, that the Settlement Accountant may not determine an amount of Working Capital or a cash balance amount in excess of those claimed by Sellers or less than those claimed by Buyer. The Settlement Accountant shall make such determination within forty-five (45) days following the submission of the matter to the Settlement Accountant for resolution, and such determination shall be final and binding upon Buyer and the Sellers. Buyer and Sellers shall contribute equally to all costs (including fees and expenses charged by the Settlement Accountant) in connection with the resolution of any such dispute.

(b) The parties agree that, at Closing, the Working Capital of the Mandara Entities should be $240,000 (the "Target Working Capital Amount") and the aggregate cash balances of the Mandara Entities should be $512,000 (the "Target Cash Balance Amount").

(c) In the event that (i) the Final Working Capital Amount is *greater* than the Target Working Capital Amount (such excess, the "Excess Working Capital Amount"), the Purchase Price shall be increased by, and Steiner shall pay to Sellers, an amount equal to sixty percent (60%) of such Excess Working Capital Amount, or (ii) the Final Cash Balance Amount is *greater* than the Target Cash Balance Amount (such excess, the "Excess Cash Balance Amount"), the Purchase Price shall be increased by, and Steiner shall pay to Sellers, an amount equal to sixty percent (60%) of such Excess Cash Balance Amount, subject to the provisions of Section 1.4(e)(iii). Any payments due under this Section 1.4(c) shall be made by cash payments to Sellers within five (5) business days following the determination of the final amounts pursuant to Section 1.4(a).

(d) In the event that (i) the Final Working Capital Amount is *less* than the Target Working Capital Amount (such deficiency, the "Working Capital Deficiency"), the Purchase Price shall be reduced by, and Sellers shall pay to Steiner, within five (5) business days following the determination of the final amounts pursuant to Section 1.4(a), an amount equal to sixty percent (60%) of such Working Capital Deficiency, or (ii) the Final Cash Balance Amount is *less* than the Target Cash Balance Amount (such deficiency, the "Cash Balance Deficiency"), the Purchase Price shall be reduced by, and Sellers shall pay to Steiner, within five (5) business days following the determination of the final amounts pursuant to Section 1.4(a), an amount equal to sixty percent (60%) of such Cash Balance Deficiency, subject to the provisions of Section 1.4(e)(iv). Steiner shall have the option to require Sellers to make any payment required under this Section 1.4(d) in cash or to reduce the principal amount of the Notes. In the event that Steiner elects to require Sellers to make such payment in cash, Sellers shall pay such amount (together with an amount equal to the equivalent of interest thereon at an annual rate of nine percent (9%), compounded quarterly, from the Closing Date through the date of payment) by wire transfer of immediately available funds to an account designated by Steiner. In the event that Steiner elects to satisfy such payment obligation by reduction of the principal amount of the Notes Steiner shall provide written notice of such election to Sellers and each Seller shall, within five (5) business days following receipt of such written notice, deliver to Steiner at Steiner's election, the original of any Note with respect to which Steiner is entitled to make such a reduction against delivery to such Seller of a replacement promissory note in the proper reduced principal amount (which replacement promissory note shall be deemed a "Note" for the purposes of this Agreement). If any of the Sellers shall fail to deliver its respective Note to Steiner, (i) such note shall automatically, and without further action, be deemed amended to reflect the reduction of the principal amount of such Note in accordance with the immediately preceding sentence and (ii) such Seller shall be estopped from collecting, or enforcing its rights with respect to, any principal (or any interest accruing thereon) otherwise subject to reduction in accordance with the immediately preceding sentence.

(e) In addition to the foregoing, with respect to the cash balances of the Mandara Entities, the parties further agree as follows: (i) with respect to each jurisdiction in which the Mandara Entities maintain cash accounts, the actual cash balances of the Mandara Entities at Closing in each such jurisdiction shall be within ten percent (10%) of the amounts set forth for such jurisdiction on Exhibit 1.4(e) (the "Jurisdictional Cash Balance Targets); (ii) any distributions or dividends made by any of the Mandara Entities prior to the Closing in accordance with this Agreement shall be made with respect to such jurisdictions in such a manner and by such Mandara Entities so as to comply with the Jurisdictional Cash Balance Targets; (iii) in the event that the actual cash balance of the Mandara Entities at Closing exceeds one hundred ten percent (110%) of the Jurisdictional Cash Balance Target in any jurisdiction that seeks to impose withholding Taxes with respect to dividends, distributions or other repatriations of cash from such jurisdiction (as indicated on Exhibit 1.4(e)), then the amount of the excess cash balance in such jurisdiction shall be deemed to be net of any withholding Taxes that would otherwise be payable on such excess cash amount upon the dividend, distribution or other repatriation thereof (the "Net Cash Balance Amount"), and, for the purposes of determining whether Sellers are entitled any payments in respect of any Excess Cash Balance Amount pursuant to Section 1.4(c) and, if so, the amount thereof, such Excess Cash Balance Amount shall be calculated using the Net Cash Balance Amounts, if any, with respect to any applicable withholding Tax jurisdiction.

Section 1.5 Guaranteed EBITDA Surplus Amount.

(a) Each of the Sellers, severally and not jointly, hereby guarantees, solely to the extent of its respective Percentage Interest, that for the period from July 1, 2001 through December 31, 2002 (the "Test Period"), the Actual EBITDA Surplus Amount (as hereinafter defined) of the Mandara Entities shall not be less than $2,885,580 (such amount, the

"Guaranteed EBITDA Surplus Amount"). For the purposes of this Agreement, "Actual EBITDA Surplus Amount" shall mean the amount of the actual EBITDA (as hereinafter defined) of the Mandara Entities earned during the Test Period *less* the Additional Capital Expenses (as hereinafter defined), if any, incurred during the Test Period.

(b) For purposes of this Agreement, the following terms shall have the meanings specified below:

(i) "EBITDA" means the actual cumulative consolidated earnings of the Mandara Entities before interest income, interest expense, Taxes, depreciation and amortization, as determined in accordance with GAAP, consistent with the Mandara Entities' past practices, *less* any EBITDA Exclusion Amounts. For the avoidance of doubt, the parties agree and acknowledge that (A) EBITDA shall include the results of operations of Mandara Spa Thailand as adjusted to reflect the Company's forty-nine percent (49%) interest therein, and (B) the operations of any Approved Pipeline Project (as defined in Section 8.4(b) below) shall be taken into account for the purposes of determining EBITDA.

(ii) "EBITDA Exclusion Amounts" means any earnings or losses generated by any Excluded Project (as defined in Section 8.5(b) below).

(iii) "Additional Capital Expenses" shall mean an amount equal to the equivalent of interest at twelve percent (12%) per annum on any amounts actually expended by the Mandara Entities following the Closing Date in accordance with this Agreement in respect of an Approved Pipeline Project (as defined in Section 8.4(b), below) (excluding any unreasonable expenses required by Buyer or Steiner); *provided, however*, that Buyer shall deliver to the Sellers a statement of all such costs in respect of any Approved Pipeline Project certified by a senior executive officer of Steiner, together with such additional documentation as may be reasonably required to establish that such costs were related to such projects.

(c) As promptly as practicable after the end of the expiration Test Period (but in no event later than March 31, 2003), Buyer shall (i) determine the amount of the actual EBITDA of the Mandara Entities and the Additional Capital Expenses, if any, for the Test Period, in each case based upon financial statements prepared and audited by Arthur Andersen LLP or another "big five" accountant ("Buyer's Accountant"), and (ii) deliver to Sellers a written statement thereof, certified by an executive officer of Steiner, together with such additional documentation as may be reasonably required to support Buyer's determination (such written statement, the "EBITDA Statement"). Upon receipt of the EBITDA Statement, Sellers shall have sixty (60) days (the "EBITDA Review Period") to review such EBITDA Statement and related computations of the actual EBITDA of the Mandara Entities and any Additional Capital Expenses. During the EBITDA Review Period, Buyer shall give Sellers and their representatives full access at all reasonable times to the books, records and other materials of Mandara Entities and the personnel of, and work papers prepared by or for, the Buyer, the Mandara Entities or their respective accountants, including, without limitation, to such historical financial information relating to the Mandara Entities as the Sellers may reasonably request in order to permit the timely review of the EBITDA Statement. If Sellers shall not have given written notice to Buyer setting forth in reasonable detail any objection of Sellers to such EBITDA Statement (an "EBITDA Statement of Objections") prior to the expiration of the EBITDA Review Period, then such EBITDA Statement shall be final and binding upon the parties. In the event that Sellers deliver an EBITDA Statement of Objections during the EBITDA Review Period, Buyer and Sellers shall use all reasonable efforts to resolve the dispute within thirty (30) days following the receipt by Buyer of the EBITDA Statement of Objections. If the parties are unable to reach an agreement as to the amount of the actual EBITDA and/or any Additional Capital Expenses within such thirty (30) day period, then the matter shall be submitted to the Settlement Accountant, who, acting as an expert and not as an arbitrator, shall resolve the matters still in dispute and adjust the EBITDA Statement to reflect such resolution and establish the final actual amount of EBITDA and Additional Capital Expenses; *provided*, *however*, that the Settlement Accountant may not determine an amount of EBITDA in excess of that claimed by Sellers or less than that claimed by Buyer, or an amount of Additional Capital Expenses in excess of those claimed by Buyer or less than those claimed by Sellers. The Settlement Accountant shall make such determination within forty-five (45) days following the submission of the matter for resolution, and such determination shall be final and binding upon Buyer and the Sellers. Buyer and Sellers shall contribute equally to all costs (including fees and expenses charged by the Settlement Accountant) in connection with the resolution of any such dispute. Following the determination of the final actual EBITDA amount and amount of Additional Expenses, if any, the parties shall calculate the Actual EBITDA Surplus Amount in accordance with Section 1.5(a).

(d) In the event that the Guaranteed EBITDA Surplus Amount exceeds the Actual EBITDA Surplus Amount, then Steiner shall have the right to reduce the aggregate principal amount of the Notes by an amount equal to the product of (i) the amount by which the Guaranteed EBITDA Surplus Amount exceeds the Actual EBITDA Surplus Amount, multiplied by (ii) sixty percent (60%) (such amount, the "Shortfall Amount"). In addition, to the extent Steiner has made payments of interest with respect to that portion of the principal amount of the Notes to be reduced pursuant to this Section 1.5(d) (the "Reimbursable Interest Amount"), Steiner shall also have the right to recoup the Reimbursable Interest Amount by a further reduction of the aggregate principal amount of the Notes by an amount equal to the Reimbursable Interest Amount; *provided*, *however*, that Sellers shall have the option of paying Steiner the Reimbursable Interest Amount in cash within five (5) business days following the determination of the final Shortfall Amount, in which case Steiner shall have no right to further reduce the principal amount of the Notes (unless and until Sellers shall fail to make such cash payment in respect of any Reimbursable Interest Amount). The aggregate reductions of the Notes made by Steiner in accordance with this Section 1.5(d) are referred to herein as the "EBITDA Note Reductions." All EBITDA Note Reductions shall be made pro rata between the Notes held by each of the Sellers in accordance with their respective Pro Rata Percentages. Each Seller shall deliver to Steiner the original of any Note with respect to which Steiner is entitled to make an EBITDA Note Reduction against delivery to such Seller of a replacement promissory note in the proper reduced principal amount (which replacement promissory note shall be deemed a "Note" for the purposes of this Agreement). If any of the Sellers shall fail to deliver its respective Note to Steiner, (i) such Note shall automatically, and without further action, be deemed amended to reflect the reduction of the principal amount of such Note in accordance with the immediately preceding sentence and (ii) such Seller shall be estopped from collecting, or enforcing its rights with respect to, any principal (or any interest accruing thereon) otherwise subject to reduction in accordance with the immediately preceding sentence. In the event that the aggregate amount of the EBITDA Note Reductions exceeds the aggregate principal amount of the Notes: (i) the Notes shall be automatically cancelled and Sellers shall surrender the originals of the Notes to Steiner for cancellation, and (ii) each Seller shall pay to Buyer the amount by which such Seller's Pro Rata Percentage of the aggregate Shortfall Amount exceeds the principal amount of the such Seller's Note at the time of such reduction. Any amounts to be paid by Sellers in cash pursuant to this Section 1.5(d) shall be paid within five (5) business days after the determination of the final Shortfall Amount by wire transfer of immediately available funds to a bank account or accounts as shall be designated in writing by the recipient no later than one business day prior to the payment date.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES
OF SELLERS REGARDING THE MANDARA ENTITIES

As a material inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Sellers, jointly and severally, hereby represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

Section 2.1 Organization. Schedule 2.1 sets forth the name, type of Entity and Organizational Jurisdiction of each of the Mandara Entities, and each jurisdiction in which such Mandara Entity is qualified to conduct business. Each of the Mandara Entities (a) is validly existing and in good standing under the laws of its Organizational Jurisdiction, (b) has all requisite power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted, and (c) is qualified or licensed to do business and is in good standing in each jurisdiction in which it is required to be so licensed or qualified.

Section 2.2 Charter Documents and Records. Sellers have made available to Buyer true, complete and correct copies of the Charter Documents of each of the Mandara Entities as in effect on the date hereof, and no amendments, modifications or revocation has been made since the date thereof (or with respect to publicly-filed documents, since the date of the certificate of the appropriate Governmental Authority with respect thereto) or is pending with respect to any of such Charter Documents.

Section 2.3 No Conflicts. The execution, delivery and performance by the Sellers of this Agreement and consummation of the transactions contemplated hereby, do not:

(a) violate or contravene any provision of the Charter Documents of any of the Mandara Entities;

(b) violate, conflict with, or give any Person (other than the Mandara Entities) a contractual right to declare a default, accelerate or terminate (in each case with or without notice or lapse of time or both), any provision of any Covered Agreement to which any Mandara

Entity is a party or by which any of their respective assets are bound, in each case other than as set forth in Schedule 2.3(b);

(c) result in the creation or imposition of any Liens, except for Permitted Liens, with respect to any of the assets or properties of any Mandara Entity; or

(d) violate, contravene or conflict with any (i) statute, law, rule or regulation (each, a "Law"), (ii) award, judgment, decree, or other order (each, an "Order") of any Governmental Authority having jurisdiction over any Mandara Entity, or (iii) authorization, approval, consent, license, permit, registration variance or other similar rights, approvals or authorizations from any Governmental Authority (each, a "Governmental Approval") issued to any Mandara Entity.

Section 2.4 Consents. Except as set forth in Schedule 2.4, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with, any Person (including, without limitation, any Governmental Authority) by any Mandara Entity (a) in order to authorize or permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, or (b) under or pursuant to any Governmental Approval held by or issued to any Mandara Entity (including, without limitation, environmental, health, safety and operating permits and licenses) by reason of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

Section 2.5 No Defaults Under Indebtedness. No condition or state of facts exists, or, with the giving of notice or the lapse of time or both, would exist, which (a) entitles any holder of any outstanding Indebtedness, or any Guaranty not constituting Indebtedness, of the Mandara Entities to accelerate the maturity, or require a mandatory prepayment, of that Indebtedness or Guaranty, or affords that holder, or any beneficiary of that Guaranty, the right to require the Mandara Entities to redeem, purchase or otherwise acquire, reacquire or repay any of that Indebtedness, or to perform that Guaranty in whole or in part, or (b) entitles any Person to obtain any Lien upon any properties or assets constituting any part of the business of the Mandara Entities pursuant to such Indebtedness or Guaranty.

Section 2.6 No Commissions. None of the Mandara Entities has, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (a) employed any broker, finder or agent or (b) agreed to pay or incurred any obligation to pay any broker's or finder's fee, any sales commission or any similar form of compensation.

Section 2.7 Subsidiaries. Set forth on Schedule 2.7 is a list of each Subsidiary of the Mandara Entities and, except as set forth thereon, none of the Mandara Entities owns, of record or beneficially, directly or indirectly through any Person, nor controls, directly or indirectly through any Person or otherwise, any Equity Interests or any option, warrant or right to acquire Equity Interests of any Entity.

Section 2.8 Equity Interests of the Mandara Entities. Schedule 2.8 sets forth (a) if applicable, the authorized Equity Interests of each Mandara Entity; (b) all of the issued and outstanding Equity Interests of each Mandara Entity; and (c) the identity and respective holdings of all such holders of Equity Interests of the Mandara Entities. Except as set forth on such Schedule 2.8, there are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by, or binding upon the Mandara Entities or any of the Sellers for the purchase or acquisition of, any Equity Interests of any of the Mandara Entities, other than those issued, reserved or committed to be sold pursuant to this Agreement or as provided for in the Charter Documents of the Mandara Entities. The Mandara Entities have no equity appreciation rights, phantom stock plan or similar rights outstanding. Except as may exist by virtue of the Charter Documents of Mandara, there will not as of the Closing be any Liens upon any of the Mandara Shares (other than Permitted Liens or Liens that are the result of actions taken by Buyer).

Section 2.9 Related Party Agreements. Schedule 2.9 sets forth all existing agreements between any of the Mandara Entities, on the one hand, and any of the equityholders, members or managers of any of the Mandara Entities, or any of their respective Family Members, including Entities controlled by any of the foregoing (collectively, "Related Parties"), on the other hand.

Section 2.10 Litigation, Etc. Except as set forth on Schedule 2.10:

(a) there are no actions, suits, claims or other legal or administrative proceedings by or before any Governmental Authority or any other arbitration, mediation or any other third party dispute resolution proceeding or procedure (each, an "Action") pending or, to the Knowledge of the Sellers, threatened, against any Mandara Entity, and the Mandara Entities have not received any notice of any pending investigations by any Governmental Authority nor, to the Knowledge of Sellers, is any such investigation threatened; or

(b) to the Knowledge of the Sellers, there are no complaints pending or threatened, against any Mandara Entity before any Better Business Bureau or other Entity that addresses consumer complaints.

Section 2.11 Governmental Approvals; Compliance With Laws. Except (i) as disclosed on Schedule 2.11, (ii) for matters that are the subject of the representations and warranties contained in Sections 2.12, 2.21 and 2.22, or (iii) for matters that would not reasonably be expected to have a Material Adverse Effect with respect to the Mandara Entity in question, each Mandara Entity:

(a) is in compliance with all Laws and Orders of any Governmental Authority having jurisdiction over it or the operation of its Business;

(b) has all Governmental Approvals that are necessary to permit it to conduct and operate the Business (or portion thereof) in the manner it currently conducts and operates such business and to permit it to own and use its assets in the manner in which it currently owns and uses them; and

(c) is in compliance with all of the terms and requirements of each of its Governmental Approvals and no notice has been received by it, or, to the Knowledge of the Sellers, any of its employees any notice from any Governmental Authority of its intention to cancel, terminate, suspend or not renew any of those Governmental Approvals.

Section 2.12 Environmental Matters. There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission or other release of any kind of toxic or other wastes or other hazardous substances by, due to or caused by the Mandara Entities upon any of the property now or previously owned or leased by the Mandara Entities, or upon any other property, in violation of any Law or Order and which would, under any Law or Order give rise to any liability.

Section 2.13 Liabilities and Obligations. Except as set forth on Schedule 2.13, none of the Mandara Entities has any liabilities or obligations whether accrued, absolute, fixed, contingent or otherwise, that, pursuant to GAAP, would be required to be reflected or taken into account on the consolidated balance sheet of the Mandara Entities as of the date hereof, except (a) to the extent reflected or taken into account in the Current Balance Sheet and not heretofore paid or discharged; and (b) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Current Balance Sheet (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any litigation). Schedule 2.13 also lists and describes, for each of the Mandara Entities each of its outstanding Guarantees not constituting Indebtedness and, for each of those Guarantees, whether any Sellers or any Affiliate thereof is a Person whose obligation is covered by such Guaranty and, if such Guaranty is secured by any property or asset of any Mandara Entity, the nature of that security.

Section 2.14 Receivables and Inventories.

(a) All of the Receivables (as hereinafter defined) are valid, represent bona fide transactions and arose in the ordinary course of business of the Mandara Entities. To the Knowledge of the Sellers, no account debtor is asserting any defense to payment or right of setoff with respect to any of the Receivables in excess of amounts reserved on the Current Balance Sheet therefor and no Mandara Entity has made any agreement with any debtor for the deduction therefrom. For purposes of this Agreement, the term "Receivables" means all receivables of the applicable Mandara Entity, including all trade account receivables arising from the provision of services, sale of inventory, notes receivable, and insurance proceeds receivable.

(b) With respect to each of the Mandara Entities: all Inventories consist of a quality and quantity usable and saleable in the ordinary course of business except for (i) obsolete items, (ii) items of below-standard quality or (iii) items for which it has established a reserve on the Current Balance Sheet for obsolescence or unmerchantability (clauses (i) through (iii), collectively, the "Impaired Inventory") all of which items of Impaired Inventory, (A) as of the Current Balance Sheet Date, have been written off, written down or adequately reserved against to their net realizable value on the Current Balance Sheet and (B) since the Current Balance Sheet Date, have been written off, written down or adequately reserved against to their net realizable value in the books and records of such Mandara Entity. Each of the Mandara Entities has, and will through the Closing Date continue to have, adequate quantities and types of Inventories to enable it to conduct its Business consistent with past practices and anticipated operations.

Section 2.15 Real Properties.

(a) None of the Mandara Entities owns any parcel of real property. Schedule 2.15(a) sets forth a list of all leases, licenses, concessions or similar agreements for the use or occupancy of real property to which any of the Mandara Entities is a party ("Real Property Leases"), true and complete copies of which have previously been made available to Buyer, in each case setting forth the lessor and lessee thereof and the address of the property covered by such lease. The real property leased pursuant to the Real Property Leases is referred to herein as the "Leased Premises."

(b) With respect to each Real Property Lease, (i) each is in full force and effect and, to the Knowledge of the Sellers, is valid and binding on the lessor party thereto, (ii) no Person other than the Mandara Entities is in possession of any portion of the Leased Premises (except as otherwise provided for by the applicable Real Property Lease) and (iii) except as otherwise disclosed on a schedule to this Agreement, no event has occurred which, with the passage of time or the giving of notice or both, would cause a breach of or default by any of the Mandara Entities under any of such Real Property Leases.

(c) To the Knowledge of the Sellers, there are no (i) pending or threatened condemnation proceedings relating to the Leased Premises; (ii) pending or threatened Actions relating to the Leased Premises; or (iii) other conditions or proceedings that would reasonably be expected to have an adverse effect upon the use or occupancy of the Leased Premises by the Mandara Entity that is the lessee thereof.

(d) The Fixed Assets of the Mandara Entities are located at the Leased Premises, except for such Fixed Assets that are not directly related to the provision of services and sales of products at such Leased Premises, and Fixed Assets (*e.g.*, laptop computers, cellular telephones, vehicles, uniforms, etc.) that are in the possession of the personnel of the Mandara Entities in the ordinary course of business and consistent with the current policies and procedures of the applicable Mandara Entity.

(e) All facilities located on the Leased Premises and utilized by the Mandara Entities are currently supplied with utilities and other services necessary for the operation of such facilities, including gas, electricity, water, telephone, sanitary sewer, and storm sewer, as applicable, all of which services are (i) to the Knowledge of the Sellers, adequate in accordance with all applicable Laws and Orders, and (ii) adequate for the operation of the Business as currently conducted by the Mandara Entities.

(f) No action has been taken by the Mandara Entities, or inaction by the Mandara Entities has occurred, and none of the Mandara Entities has received any written notice from any insurance carrier of any defects or inadequacies in the real property underlying the Leased Premises or of which the Leased Premises is a part or any portion thereof which would reasonably be expected to adversely affect the insurability of the Leased Premises or increase the cost of insurance covering any portion of the Leased Premises.

Section 2.16 Tangible Assets.

(a) Each of the Mandara Entities has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it in the conduct of the Business, free and clear of any Liens (other than Permitted Liens) or restrictions on use, except in each case for such imperfections of title or leasehold interest that do not have an adverse effect on the property or asset in question.

(b) The Fixed Assets (as hereinafter defined) currently in use or necessary for the Business by the Mandara Entities are in good operating condition, normal wear and tear excepted. For purposes of this Agreement, the term "Fixed Assets" means all vehicles, machinery, equipment, tools, supplies, leasehold improvements, furniture and fixtures owned or leased by the Mandara Entities as set forth on the Current Balance Sheet or acquired by the Mandara Entities since the date of the Current Balance Sheet.

Section 2.17 Proprietary Rights. Schedule 2.17 sets forth the registrations and other legal rights of the Mandara Entities to use the trademark "Mandara Spa" for the provision of spa services. Except as set forth on Schedule 2.17, the Mandara Entities own or possess legal rights to use all other Proprietary Rights in the conduct of the Business as currently conducted. To the Knowledge of Sellers, use by the Mandara Entities of the Proprietary Rights necessary for the conduct of the Business do not conflict with, or, infringe upon, the rights of others. None of the Mandara Entities has received any communications alleging that the Mandara Entities has violated or, by conducting the Business, would violate any of the Proprietary Rights of any other Person. To the Knowledge of the Sellers, the carrying on of the business of the Mandara Entities by the employees of the Mandara Entities does not conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under any contract, covenant or instrument with any Person other than Buyer, Steiner or any of their Affiliates under which any Mandara Entity is obligated with respect to any Proprietary Rights used in the Business.

Section 2.18 Relations With Governments, Etc. None of the Mandara Entities has, directly or through an intermediary, offered, paid, promised to pay or authorized the payment of money or offered, given, or authorized the giving of anything of value to an official, employee, officer or representative of any government, or department, agency or instrumentality of any government, or a political party, party official or candidate for political office, for purposes of inducing such person to use his/her influence to assist the Mandara Entities in obtaining or retaining business or to benefit the Mandara Entities and has not otherwise violated the U.S. Foreign Corrupt Practices Act of 1977, as amended.

Section 2.19 Material Contracts.

(a) Except as set forth on Schedule 2.19(a), none of the Mandara Entities is a party to any contract, lease, agreement, plan, license, arrangement, obligation or commitment, whether written or oral (collectively, "Contracts"):

(i) evidencing Indebtedness or the deferred purchase price of property, or pursuant to which it has guaranteed any obligation of any other Person, except for any such Contract with an outstanding principal amount not exceeding $75,000 in the aggregate and which may be prepaid on not more than thirty (30) days' notice without payment of penalty or premium;

(ii) creating a Lien (other than a Permitted Lien) on any of the properties or assets of the Mandara Entities;

(iii) prohibiting or limiting the ability of the Mandara Entities to engage in any line of business, to compete with any Person or to carry on its business anywhere in the world;

(iv) that are confidentiality agreements, joint venture, partnership or limited liability company agreements or similar arrangements;

(v) for the purchase or sale of materials, commodities, supplies, products or other personal property, or for the furnishing or receipt of services, the performance of which will extend more than one year or involve consideration in excess of $75,000 in the aggregate, other than those which could be terminated on thirty (30) days' or less notice without penalty or premium;

(vi) (A) for the sale, transfer, lease, license or parting with possession or ownership of any assets of the Mandara Entities (other than sales of products and services of Mandara Entities in the ordinary course of its business and consistent with past practice, and sales of obsolete or excess Inventory), or (B) for the lease of assets of the Mandara Entities to any Person (other than a Mandara Entity) where the obligation of the Mandara Entities has not been satisfied;

(vii) for or with respect to the lease of personal property from any Person providing for lease payments in excess of $75,000 per annum in the aggregate, other than those which could be terminated on thirty (30) days' or less notice without penalty or premium;

(viii) for the employment or engagement of any Person on a full-time, part-time, consulting, or other basis providing annual base compensation in excess of $75,000 in the aggregate or which provide for the payment of deferred compensation (each, an "Employment Agreement");

(ix) that are agency, sales representative, broker, distribution or marketing agreements, the performance of which will extend over a period of more than one year from the date hereof and involve consideration in excess of $75,000;

(x) that are service or management contracts, equipment, labor, maintenance or repair contracts or other agreements (other than the Real Property Leases) affecting the Leased Premises or the operation, repair or maintenance thereof and involve consideration in excess of $75,000;

(xi) under which it has advanced or loaned any amounts in excess of $10,000 in the aggregate to any of its equityholders, members of the Board of Directors, directors, officers or employees; or

(xii) involving the license to or use by any Person (other than a Mandara Entity) of any Proprietary Right of the Mandara Entities.

The Company has made available to the Buyer a true, complete and correct copy of each written Contract and a reasonably detailed written description of each oral Contract listed on Schedule 2.19(a) (such Contracts, together with the Real Property Leases, the "Covered Agreements").

(b) Except as set forth on Schedule 2.19(b) with respect to each Covered Agreement listed on Schedule 2.19(a):

(i) (A) such Covered Agreement is a legally valid and binding obligation of the Mandara Entity(ies) party thereto, and such Covered Agreement will continue to be a legally valid and binding obligation of such Mandara Entity(ies) in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby, and (B) to the Knowledge of the Sellers, such Covered Agreement is a legally valid and binding obligation of each Person (other than the Mandara Entity(ies)) party thereto, and such Covered Agreement will continue to be a legally valid and binding obligation of such Person in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby;

(ii) none of the Mandara Entities party thereto is in default under such Covered Agreement;

(iii) to the Knowledge of the Sellers, no other Person that is a party to such Covered Agreement is in default thereunder; and

(iv) to the Knowledge of the Sellers, no event has occurred or circumstance exists that (with or without the giving of notice, the lapse of time or both) gives any Person that is a party to such Covered Agreement, other than the Mandara Entities, the contractual right to declare a default, exercise any remedy under, accelerate the maturity or performance of, or terminate such Covered Agreement.

Section 2.20 Insurance. Schedule 2.20 sets forth a list of all insurance policies carried by the Mandara Entities (the "Insurance Policies"). The Insurance Policies provide coverage for the matters covered thereby in amounts and on terms that are adequate for the Business as currently conducted by the Mandara Entities in light of prevailing industry practice. Except as set forth in Schedule 2.20, there have been no claims by any Mandara Entity under any insurance policies for the most recently ended three policy years. The Sellers have made available to Buyer: (a) a complete list of all worker's compensation claims with respect to the Mandara Entities for the most recently ended three (3) policy years; and (b) true, complete and correct copies of all Insurance Policies, all of which (i) have been issued by insurers of recognized responsibility and (ii) currently are in full force and effect. No insurance carried by any Mandara Entity has been canceled by the insurer, and none of the Mandara Entities has been denied insurance coverage during the past three (3) years. During the past three (3) years, none of the Mandara Entities has received any notice or other communication from any issuer of any Insurance Policy of any cancellation or termination thereof or any increase in any deductibles, retained amounts or the premiums payable thereunder, and, to the Knowledge of the Sellers, no such cancellation, termination or increase in deductibles, retainages or premiums has been threatened.

Section 2.21 Employee Matters.

(a) Schedule 2.21(a) lists all Employment Agreements to which a Mandara Entity is a party that provides for annual base compensation in excess of $75,000 per year, and the Sellers have made available to Buyer true, complete and correct copies of all such Employment Agreements.

(b) Schedule 2.21(b) contains a complete list of each Employee Benefit Plan. The Mandara Entities do not have any liability with respect to any Employee Benefit Plan other than the Employee Benefit Plans set forth on Schedule 2.21(b). No Employee Benefit Plan is a Pension Plan and no Mandara Entity maintains or contributes to or has any liability to any Pension Plan. None of the Employee Benefit Plans is (i) a voluntary employees' beneficiary association under Section 501(c)(9) of the Code, or (ii) a multi-employer welfare arrangement as defined in Section 3(40) of ERISA.

(c) None of the Mandara Entities or any ERISA Affiliates thereof participate currently, and have never participated in, and are not required currently and have never been required to contribute to or otherwise participate in any Multiemployer Plan.

(d) No Welfare Plan provides, and none of the Mandara Entities are required to provide, post-retirement health or life benefits, except as required by applicable law. No Welfare Plan is funded within the meaning of ERISA.

(e) With respect to each Employee Benefit Plan: (i) each has been administered in compliance with its terms and in material compliance with all applicable laws including, without limitation, ERISA, the Code, the Consolidated Omnibus Budget Reconciliation Act (COBRA), and the Health Insurance Portability and Accountability Act of 1996 (HIPAA); (ii) no actions, suits, claims or disputes are pending or threatened against any such plan, the trustee or fiduciary of any such plan, the Mandara Entities or any assets of any such plan; (iii) no audits, proceedings, claims or demands are pending with any Governmental Authority including, without limitation, the IRS and the Department of Labor; (iv) all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any such plan participant have been duly or timely filed or distributed; (v) no "prohibited transaction", within the meaning of ERISA or the Code, or breach of any duty imposed on "fiduciaries" pursuant to ERISA has occurred; (vi) all required or discretionary (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing shall have been made or properly accrued on the Current Balance Sheet or will be properly accrued on the Closing Statement; (vii) no such plan has any unfunded liabilities which are not reflected on the Current Balance Sheet or which will not be reflected on the Closing Statement; and (viii) no Welfare Plan is a multi-employer welfare arrangement as defined in Section 3(40) of ERISA.

(f) The Sellers have made available to Buyer copies of all written Employee Policies and Procedures and Other Compensation Plans.

(g) Each of the Mandara Entities is in compliance in all respects with all applicable Governmental Requirements respecting employment and employment practices, terms and conditions of employment and wages and hours, and none of the Mandara Entities is liable for any arrears of wages or penalties for failure to comply with any of the foregoing. There are no (i) unfair labor practice charges or complaints or racial, color, religious, sex, national origin, age, disability or handicap discrimination charges or complaints pending or, to the Knowledge of the Sellers, threatened against the Mandara Entities before any Governmental Authority, or (ii) existing or, to the Knowledge of the Sellers, threatened labor strikes, disputes, grievances, controversies or other labor troubles affecting any of the Mandara Entities including any claim or threatened claim against such Mandara Entity by any employee of such Mandara Entity.

(h) (i) None of the Mandara Entities nor any ERISA Affiliate thereof has ever been a party to any agreement with any union, labor organization or collective bargaining unit, (ii) no employees of the Mandara Entities are represented by any union, labor organization or collective bargaining unit and (iii) to the Knowledge of the Sellers, none of the employees of the Mandara Entities has threatened to organize or join a union, labor organization or collective bargaining unit.

(i) None of the Mandara Entities is a party to any agreement (other than the Employment Agreements), or has established any policy, practice or program, requiring it to make a payment or provide any other form of compensation or benefit or vesting rights to any person performing services for the Mandara Entities which would not be payable or provided in the absence of this Agreement or the consummation of the transactions contemplated by this Agreement, including any payment under Section 280G of the Code.

Section 2.22 <u>Taxes</u>. Except as set forth on <u>Schedule 2.22</u>:

(a) All Mandara Entities have duly and timely filed all Returns required to be filed with the appropriate Taxing Authority, each Tax shown to be payable on each such Return has been paid, and all Taxes incurred or payable by the Mandara Entities have been timely paid. With respect to all Taxes for which any of the Mandara Entities is liable, but the payment of which is not yet due, such Taxes shall be accrued for in accordance with GAAP (with personal, real and intangible property Taxes being accrued for on a per diem basis and all other Taxes being determined as if the relevant tax period ended on the Closing Date) and shall be taken into account, together with any prepaid Taxes (as similarly determined), in the determination of the Working Capital of the Mandara Entities contemplated by <u>Section 1.4</u>. The Returns reflect accurately the Tax liabilities of the Mandara Entities required to be reflected therein.

(b) No Liens for Taxes exist upon the Assets of the Mandara Entities except Liens for Taxes which are not yet due.

(c) No audit or Action with respect to any Tax for which any Mandara Entity is asserted to be liable is pending or, to the Knowledge of the Sellers, threatened.

(d) There are no requests for rulings or determinations in respect of any Taxes pending between any Mandara Entity and any Taxing Authority.

(e) No extension of any period during which any Tax may be assessed or collected and for which any Mandara Entity is or may be liable has been granted to any Taxing Authority.

(f) All amounts required to be withheld by any Mandara Entity and paid to governmental agencies for income, social security, unemployment insurance, sales, excise, use and other Taxes have been collected or withheld and paid to the proper Taxing Authority. The Mandara Entities have made all deposits required by law to be made with respect to employees' withholding and other employment Taxes.

(g) True, correct and complete copies of all material income Returns filed by or with respect to the Mandara Entities for the past three (3) years have been made available to Buyer.

(h) None of the Mandara Entities which are limited liability companies or limited partnerships organized under the laws of states within the United States of America are treated as corporations for federal income tax purposes.

Section 2.23 Absence of Certain Changes. Since the date of the Current Balance Sheet, except as set forth in Schedule 2.23, none of the following has occurred with respect to the Mandara Entities:

(a) any circumstance, condition, event or state of facts, which has caused, or would reasonably be expected to cause, an adverse effect with respect to the Mandara Entities, taken as a whole;

(b) any Restricted Payment (other than cash distributions to the shareholders of the Company that are made in accordance with Section 1.4(e) and that do not result in the consolidated cash balances of the Company being less than the Target Cash Balance Amount);

(c) any increase in the compensation payable to any officers, directors, managers, consultants or employees of the Mandara Entities, except for increases in the ordinary course consistent with past practice;

(d) any distribution, sale or transfer of, or any commitment to distribute, sell or transfer, any of its assets or properties of any kind, other than distributions, sales or transfers in the ordinary course of its business and consistent with its past practices (but excluding therefrom any distributions, sales or transfers to the Sellers or any Related Parties);

(e) any cancellation, or agreement to cancel, any Indebtedness, obligation or other liability owing to it, provided that the Mandara Entities may negotiate and adjust bills in the course of good faith disputes with customers in a manner consistent with past practice;

(f) any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of its assets, property or rights or requiring the consent of any Person to the transfer and assignment of any such assets, property or rights;

(g) any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets outside of the ordinary course of its business consistent with its past practices;

(h) any waiver of any of its rights or claims;

(i) other than the transactions contemplated by this Agreement, any transaction or series of related transactions by it outside of the ordinary course of its business (it being agreed that any transaction or other action that constitutes gross negligence, recklessness or intentional misconduct shall not be deemed to be in the "ordinary course" of the business of the Mandara Entities);

(j) any investment in the Equity Interests, options, warrants, rights to acquire the Equity Interests or the Indebtedness of any Person other than short-term certificates of deposit of a commercial bank or trust company;

(k) any capital expenditures, or commitments to make capital expenditures, singly or in the aggregate, in excess of $50,000;

(l) any cancellation or termination of a Covered Agreement; or

(m) any incurrence of any Indebtedness or any Guaranty not constituting Indebtedness or any commitment to incur any Indebtedness or any such Guaranty.

Section 2.24 **Bank Relationships; Powers of Attorney**. Schedule 2.24 sets forth:

(a) the name of each financial institution with which the Mandara Entities have borrowing or investment arrangements, deposit or checking accounts or safety deposit boxes;

(b) the types of those arrangements and accounts, including, as applicable, names in which accounts or boxes are held, the account or box numbers and the name of each Person authorized to draw thereon or have access thereto; and

(c) the name of each Person holding a general or special power of attorney from with respect to the Mandara Entities and a description of the terms of each such power.

Section 2.25 **Financial Statements**. Attached hereto as Schedule 2.25 are true, correct and complete copies of (i) the audited consolidated financial statements of Mandara, including the notes thereto, as of and for the fiscal year ended December 31, 2000 together with the report of Ernst & Young LLP thereon, and (ii) the unaudited consolidated financial statements of Mandara as of and for the four (4) month period ended April 30, 2001, which unaudited financial statements were internally prepared by Mandara (the financial statements referred to in clauses (i) and (ii), collectively, the "Financial Statements")). The consolidated unaudited balance sheet of the Mandara Entities as of April 30, 2001 (the "Current Balance Sheet Date"), included in the Financial Statements is referred to herein as the "Current Balance Sheet." The Financial Statements of the Mandara Entities fairly present in all material respects the financial position of the Mandara Entities at the respective balance sheet dates and the results of operations for the periods covered thereby, and have been prepared in accordance with GAAP consistently applied throughout the periods indicated, except, in the case of interim financial statements, for normal year-end audit adjustments and the absence of footnotes. The books and records of the Mandara Entities fully and fairly reflect in all material respects all transactions, properties, assets and liabilities of the Mandara Entities. There are no extraordinary or material non-recurring items of income or expense during the periods covered by the Financial Statements and the balance sheets included in the Financial Statements do not reflect any writeup or revaluation increasing the book value of any assets, except as specifically disclosed in the notes thereto.

Section 2.26 Control of Related Businesses. Except as disclosed on Schedule 2.26, none of the Sellers, Mark A. Edleson, Thomas M. Gottlieb, either directly or together with other Persons, operates or owns a business or trade (other than the Company and Mandara Spa LLC and their respective Affiliates and subsidiaries) that (a) is engaged in any line of business which is the same as or substantially similar to the Business, or (b) is party to any existing Contract with the Company.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS

As a material inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Sellers, severally and not jointly, hereby represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

Section 3.1 Organization. For each Seller other than natural persons, such Seller (a) is duly formed, validly existing and in good standing under the laws of its Organizational Jurisdiction, and (b) has all requisite power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted.

Section 3.2 Authorization and Enforceability. Such Seller has the power and authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which such Seller is a party. This Agreement has been, and each of the other Transaction Documents to which such Seller is a party will, at the time of its execution, have been duly authorized, executed and delivered by such Seller, and, when executed and delivered by each of the other parties hereto or thereto, will constitute such Seller's legally valid and binding obligation, enforceable against such Seller in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

Section 3.3 No Conflicts. The execution, delivery and performance by such Seller of this Agreement and consummation of the transactions contemplated hereby, do not:

(a) for each Seller that is not a natural person, violate or contravene any provision of the Charter Documents of such Seller;

(b) violate, contravene or conflict with any (i) Law, (ii) Order of any Governmental Authority having jurisdiction over any Seller, or (iii) Governmental Approval issued to any Seller; or

(c) violate, contravene or conflict with any (i) Law or Order of any Governmental Entity having jurisdiction over such Seller, or (ii) Governmental Approval applicable to such Seller.

Section 3.4 Consents. Except as set forth in Schedule 3.4, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with, any Person (including, without limitation, any Governmental Authority) by any Seller in order to authorize or permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, or (b) except for such consents, approvals, exemptions, authorizations, notices or filings with Persons other than Governmental Authorities, the failure to obtain or give, as appropriate, would not reasonably be expected to have an adverse effect on the consummation of the transactions contemplated hereby or the operation of the Business following the Closing.

Section 3.5 Litigation, Etc. There are no Actions pending or, to the Knowledge of such Seller, threatened, against such Seller that (a) questions the validity or enforceability of any of the obligations of such Seller under this Agreement or any other Transaction Document, or (b) seeks (i) to prevent or delay the consummation by such Seller of the transactions contemplated by this Agreement, or (ii) damages in connection with any consummation by such Seller of the transactions contemplated by this Agreement or any other Transaction Document.

Section 3.6 No Commissions. None of the Sellers, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (a) employed any broker, finder or agent or (b) agreed to pay or incurred any obligation to pay any broker’s or finder’s fee, any sales commission or any similar form of compensation.

Section 3.7 Investment Intent; Securities Documents. Such Seller is acquiring the Steiner Shares to be issued to it hereunder for its own account for investment and not with a view to, or for the sale in connection with, any distribution of any of the Steiner Shares, except in compliance with applicable state and federal securities laws. Such Seller has such Knowledge and experience in financial and business matters that it is capable of evaluating the risks of an investment in Steiner Common Shares, has had the opportunity to discuss the transactions contemplated hereby with Steiner and has had the opportunity to obtain such information pertaining to Steiner as has been requested, including but not limited to filings made by Steiner with the SEC under the Exchange Act. Such Seller hereby represents that it can bear the economic risk of losing its investment in Steiner Common Shares and has adequate means for providing for current financial needs and contingencies. Such Seller acknowledges receiving the Steiner SEC Reports prior to the Closing Date, in accordance with the requirements of the Securities Act.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF BUYER AND STEINER

As a material inducement to the Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Buyer and Steiner, severally and not jointly, hereby represent and warrant to the Sellers, as of the date of this Agreement and as of the Closing Date, as follows:

Section 4.1 **Organization**. Each of Buyer and Steiner (a) is duly formed, validly existing and in good standing under the laws of its Organizational Jurisdiction, and (b) has all requisite power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted.

Section 4.2 **Authorization and Enforceability**. Each of Buyer and Steiner has the corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which such it is a party. This Agreement has been, and each of the other Transaction Documents to which Buyer and/or Steiner is a party will, at the time of its execution, have been duly authorized, executed and delivered by Buyer and/or Steiner, and, when executed and delivered by each of the other parties hereto or thereto, will constitute each of Buyer's and Steiner's legally valid and binding obligation, enforceable against Buyer and Steiner in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

Section 4.3 **No Conflicts**. The execution, delivery and performance by Buyer and Steiner of this Agreement and consummation of the transactions contemplated hereby, do not:

(a) violate or contravene any provision of the Charter Documents of either of Buyer or Steiner;

(b) violate, conflict with, or give any Person a contractual right to declare a default, accelerate or terminate (in each case with or without notice or lapse of time or both), any provision of any agreement to which Steiner or Buyer is a party or by which any of their respective assets are bound;

(c) except as set forth in Schedule 4.3, result in the creation or imposition of any Liens, except for Permitted Liens and the Notes, with respect to any of the assets or properties of Buyer or Steiner; or

(d) violate, contravene or conflict with any (i) Law, (ii) Order of any Governmental Authority having jurisdiction over either Buyer or Steiner, or (iii) Governmental Approval issued to either Buyer or Steiner.

Section 4.4 **Consents**. Except as set forth in Schedule 4.4, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with, any Person (including, without limitation, any Governmental Authority) by either Buyer or Steiner (a) in order to authorize or permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, or (b) under or pursuant to any Governmental Approval held by or issued to any Mandara Entity (including, without limitation, environmental, health, safety and operating permits and licenses) by reason of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

Section 4.5 **Litigation, Etc.** There are no Actions pending or, to the knowledge Buyer or Steiner, threatened, against any of Buyer, Steiner or any of their respective subsidiaries, and neither Buyer nor Steiner has received any notice of any pending investigations by any Governmental Authority nor, to the their knowledge is any such investigation threatened.

Section 4.6 **No Commissions**. Except as disclosed on Schedule 4.6, neither Buyer nor Steiner has, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (a) employed any broker, finder or agent or (b) agreed to pay or incurred any obligation to pay any broker's or finder's fee, any sales commission or any similar form of compensation. None of the Sellers nor any of their affiliates have or will have any liability for any commissions or other amounts now or hereafter payable to any broker, finder or agent of or to Steiner or Buyer as a result of the transactions contemplated hereby.

Section 4.7 **Steiner Shares.** Upon consummation of the transactions contemplated hereby and the issuance and delivery of certificates representing the Steiner Shares to the Sellers, the Steiner Shares will be validly issued, fully paid and non-assessable shares of Steiner Common Shares.

Section 4.8 **SEC Reports**. Copies of the most recent annual report on Form 10-K, the Annual Report to shareholders, all quarterly reports filed since the filing of the Form 10-K, the Proxy Statement for the most recent annual meeting of shareholders of Steiner, and any other filings or reports filed or made to the United States Securities and Exchange Commission (collectively, the "Steiner SEC Reports") have been filed and are available via the United States Securities and Exchange Commission's EDGAR system except where such Steiner SEC Reports are not required to be filed thereon. As of their respective dates, none of the Steiner SEC Reports contained any untrue statements of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Steiner has timely filed all SEC Reports required to be filed by it pursuant to the Securities Act and the Exchange Act which complied as to form at the time such form, document or report was filed, in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 4.9 **Governmental Approvals; Compliance with Laws**. Except as disclosed in the Steiner SEC Reports or for matters that would not reasonably be expected to have a Steiner Material Adverse Effect, each of Steiner and Buyer:

(a) is in compliance with all Laws and Orders of any Governmental Authority having jurisdiction over it or the operation of its business;

(b) has all Governmental Approvals that are necessary for to permit it to conduct and operate its business (or portion thereof) in the manner it currently conducts and operates such business and to permit it to own and use its assets in the manner in which it currently owns and uses them; and

(c) is in compliance with all of the terms and requirements of each of its Governmental Approvals and no notice has been received by it, or, to the knowledge of Steiner, any of its employees any notice from any Governmental Authority of its intention to cancel, terminate, suspend or not renew any of those Governmental Approvals

Section 4.10 Absence of Undisclosed Liabilities. Except as set forth in the Steiner SEC Reports, Steiner has no liabilities or obligations whether accrued, absolute, fixed, contingent or otherwise, except (a) to the extent reflected or taken into account in the Steiner's most recent balance sheet and not heretofore paid or discharged; and (b) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Steiner's most recent balance sheet (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any Litigation).

ARTICLE V.
CONDUCT OF BUSINESS PENDING THE CLOSING

Section 5.1 Conduct of Business Pending the Closing.

(a) From the date hereof until the Closing, except with the prior written consent of the Buyer or as otherwise expressly permitted or required by this Agreement, the Sellers shall cause each of the Mandara Entities to:

(i) carry on its business in substantially the same manner as it has heretofore and not introduce any new method of management, operation or accounting (except as required by GAAP or any applicable Law or Order);

(ii) comply with the terms and conditions of, and not cancel, its present insurance policies;

(iii) use its commercially reasonable efforts to (A) maintain and preserve its business organization intact, and (B) retain the services of its present employees;

(iv) comply with all applicable Governmental Requirements and provide notice to Buyer of any governmental inquiry, notice or investigation; and

(v) maintain the instruments and agreements governing its outstanding Indebtedness and leases on their present terms and not incur new Indebtedness or enter into new lease instruments or agreements, except for endorsement of the promissory notes evidencing the Seller Loans.

(b) From the date hereof until the Closing, except with the prior written consent of the Buyer or as otherwise expressly permitted or required by this Agreement, the Sellers shall ensure that none of the Mandara Entities will:

(i) make any change in its Charter Documents;

(ii) issue any additional Equity Interests or issue or otherwise create any options, warrants or rights to acquire any of its Equity Interests;

(iii) make any Restricted Payment (other than cash distributions to the shareholders of the Company that are made in accordance with Section 1.4(e) and that that do not result in the consolidated cash balance of the Company being less than the Target Cash Balance Amount);

(iv) increase or agree to increase the compensation payable to any member of its Board of Directors, or any officers, directors, managers, consultants or employees except for increases in the ordinary course consistent with past practice;

(v) make any investments (other than short-term certificates of deposit of a commercial bank or trust company) in the Equity Interests (or options, warrants or rights to acquire the Equity Interests) or Indebtedness of any Person;

(vi) enter into any contract to incur, or otherwise agree to incur any liability or make any capital payment or expenditure of any kind in excess of $50,000, other than in the ordinary course of its business and consistent with its past practice;

(vii) (A) prepay any Indebtedness other than in the ordinary course of business consistent with past practices, or (B) create, assume or permit to be created or imposed any Liens, except for Permitted Liens, upon any of its assets or properties, whether now owned or hereafter acquired other than in the ordinary course of business consistent with past practice;

(viii) except as required by any applicable Law or Order, (A) adopt, establish, amend or terminate any of its Employee Benefit Plans, or any Other Compensation Plans or Employee Policies and Procedures or (B) take any discretionary action, or omit to take any contractually required action, if that action or omission could either (y) deplete the assets of any of its Employee Benefit Plans, or (z) increase the liabilities or obligations under any such plan;

(ix) sell, assign, lease or otherwise transfer or dispose of any of its owned or leased property or equipment other than in the ordinary course of its business and consistent with its past practice, or to dispose of excess or obsolete inventory or equipment other than for appropriate value;

(x) negotiate for the acquisition of any Entity or the start-up of any new line of business;

(xi) waive any of its rights or claims, provided that it may negotiate and adjust bills and Receivables in the course of good faith disputes with customers in a manner consistent with past practice;

(xii) effect any other transaction that is not in the ordinary course of its business and consistent with its past practice or that is prohibited hereby; or

(xiii) amend or terminate any Covered Agreement to which it is a party.

(c) From the date hereof until the Closing, except with the prior written consent of the Buyer or as otherwise expressly permitted or required by this Agreement, none of the Sellers shall:

(i) make or revoke any Tax election respecting the Mandara Entities that affects such Mandara Entity, Buyer or the Membership Interest; or

(ii) directly or indirectly purchase or sell (including short sales) any Steiner Common Shares in any transactions effected on The Nasdaq Stock Market or otherwise.

ARTICLE VI.
CERTAIN AGREEMENTS AND COVENANTS
OF THE PARTIES PENDING THE CLOSING AND RELATED TAX MATTERS

Section 6.1 **No Shop**. Between the date hereof and the Closing, none of the Sellers shall solicit or encourage, and the Sellers shall ensure that none of the Mandara Entities solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Mandara Entities, or engage in any activities, discussions or negotiations concerning, or provide any Confidential Information respecting, the Mandara Entities, Buyer or any of Buyer Affiliates to, or have any discussions with, any Person relating to such an offer or proposal or otherwise facilitate any effort or attempt to make or implement such an offer or proposal. Each of the Sellers shall, and shall cause each of the Mandara Entities to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and each will take the steps necessary to inform the Persons referred to in the first sentence of this Section 6.1 of the obligations undertaken in this Section 6.1.

Section 6.2 **Access to Information; Cooperation**.

(a) From the date hereof and until the Closing, each of the Sellers shall, and shall cause the Mandara Entities to, (i) afford to the Representatives of the Buyer, at reasonable times, reasonable access to the key employees, sites, properties, books and records of each of the Mandara Entities, (ii) provide Buyer with such additional financial and operating data and other information relating to the business and properties of each of the Mandara Entities as Buyer may from time to time reasonably request and (iii) cooperate with Buyer and its Representatives in the preparation of any documents or other material that may be required in connection with this Agreement or any other Transaction Document. From the date hereof and until the Closing, each of the Buyer and Steiner shall (i) afford to the Representatives of the Sellers, at reasonable times, reasonable access to the key employees, sites, properties, books and records of Steiner, (ii) provide Sellers with such additional financial and operating data and other information as Sellers may from time to time reasonably request, and (iii) cooperate with Sellers and their Representatives in the preparation of any documents or other material that may be required in connection with this Agreement or any other Transaction Document. Each of the Parties will treat all Confidential Information obtained by them in connection with the negotiation and performance of this Agreement as confidential in accordance with the provisions of Article XII.

(b) If this Agreement is terminated pursuant to Article XIII, each Party promptly shall return all written Confidential Information of the other Parties it then possesses to such other Parties.

Section 6.3 Tax Matters.

(a) For any period ending on or before the Closing Date, (i) the Sellers shall prepare, or cause to be prepared, all income tax Returns of the Mandara Entities, (ii) the Mandara Entities shall prepare, or cause to be prepared, all other Returns of the Mandara Entities and (iii) the Mandara Entities shall file, or cause to be filed, all such Returns, and the Mandara Entities shall pay or cause to be paid, on a timely basis, all Taxes due thereon which are the obligations of the Mandara Entities. The Sellers shall prepare and provide Buyer with a copy of Mandara's federal income tax Return for the tax period ending on the Closing Date at least 30 days prior to the due date for its filing and, if requested by the Buyer, such Return shall include all documents and statements necessary for the making of an election pursuant to Section 754 of the Code with respect to Mandara.

(b) The Parties shall cooperate and provide each other with such information and records and access to officers, directors, employees and agents as may be reasonably required in connection with the preparation of any Return or in any Tax audit or other Tax proceeding relating to the Mandara Entities.

(c) At the Closing, each Seller shall complete, execute and deliver to Buyer an executed certificate in the form attached hereto as Exhibit 6.3(c), to the effect that no withholding is required under Section 1445 of the Code in connection with the transactions contemplated by this Agreement.

(d) With respect to any particular Tax of a Mandara Entity relating to a particular tax period (or portion thereof) ending on or prior to the Closing Date, Buyer shall promptly pay to each Seller such Seller's proportionate share of the excess of (i) the sum of the amount of such Taxes for such tax period actually paid by such Mandara Entity (or its Affiliates) on or before the Closing Date (if any) plus the amount of such Taxes for such tax period treated as a current liability in calculating the Final Working Capital Amount pursuant to Section 1.4 (if any) over (ii) the sum of the actual amount of such Taxes incurred (as may be determined in connection with a Return filing, a "determination" as defined in Section 1313(a) of the Code or a similar provision of state, local or foreign Law, or any other event) for such tax period (for a tax period ending after the Closing Date, the amount of such Taxes relating to the portion of the tax period ending on the Closing Date shall be computed as if the relevant tax period ended on the Closing Date, except that personal, real and intangible Taxes shall be allocated on a per diem basis) plus the amount of such Taxes for such tax period treated as a current asset in calculating the Final Working Capital Amount pursuant to Section 1.4 (if any). Notwithstanding the foregoing, any amounts that would otherwise be payable to Sellers pursuant to this Section 6.3(d) shall be retained by Buyer, Steiner or the Mandara Entities, as the case may be, and shall offset, on a dollar-for-dollar basis, the amount of any Indemnifiable Damages incurred by Buyer, Steiner or the Mandara Entities arising out of, or resulting from, any breach of any representation or warranty set forth in Section 2.22 (which amount shall be calculated, for the purposes of this Section 6.3(d) only, without regard to the Indemnification Threshold).

Section 6.4 Business Relations. The Sellers, Buyer and Steiner shall cooperate to present the transactions contemplated hereby to the parties with which the Mandara Entities have material contractual relations (*i.e.*, lessors and other facility owners/operators), as soon as practicable after the date hereof and consistent with applicable securities laws and other Laws, in such a manner as to minimize the disruption to the Business and assure such contractual parties that the Mandara Entities will continue to be operated by substantially the same management team and in accordance with past practices. The Parties shall cooperate to ensure that such contacts with contractual parties are made in a manner reasonably acceptable to Sellers and the Mandara Entities, including, without limitation, the delivery of a letter of introduction from Steiner and Buyer to each of such contractual parties.

Section 6.5 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the Parties shall use its commercially reasonable efforts in good faith to take or cause to be taken as promptly as practicable all reasonable actions that are within its control to fulfill, satisfy or discharge each of the agreements, covenants and other obligations that it has undertaken pursuant to this Agreement or any other Transaction Document. Each of the Parties shall use its commercially reasonable efforts to obtain all consents, approvals, exemptions, authorizations and shall give all of the notices described in Schedule 2.4, Schedule 3.4 and Schedule 4.4 in connection with the consummation of the transactions contemplated by this Agreement.

ARTICLE VII.
CLOSING DELIVERIES AND CONDITIONS

Section 7.1 Closing Deliveries of the Sellers. The obligation of Buyer and Steiner to consummate the transactions contemplated by this Agreement shall be subject to the delivery, prior to or at Closing, of each of the following by Sellers (the delivery of any or all of which may be waived by Buyer and Steiner in their discretion):

(a) a counterpart signature page to the Employment Agreement, dated as of the Closing, between Mark A. Edleson and Mandara, duly executed by Mr. Edleson, which

Employment Agreement shall be in substantially the form attached hereto as Exhibit 7.1(a) (the "Edleson Employment Agreement");

(b) a counterpart signature page to the Registration Rights Agreement, dated as of the Closing, duly executed by each of the Sellers;

(c) the original promissory notes evidencing the Seller Loans, each duly endorsed and collaterally assigned by the holder thereof in favor of Buyer;

(d) an opinion of Morgan & Morgan, counsel to Sellers, dated as of the Closing Date, in the form attached hereto as Exhibit 7.1(d);

(e) good standing certificates (or similar certifications of status), dated not more than thirty (30) business days prior to the Closing Date, of each of the Mandara Entities issued by the appropriate Governmental Authorities or other Persons (i) in their Organizational Jurisdiction and (ii) in each other jurisdiction where they are qualified to do business;

(f) Instruments of Transfer of the Mandara Shares, dated as of the Closing Date, in the form attached hereto as Exhibit 7.1(f), executed by each of the Sellers assigning the Mandara Shares to Buyer;

(g) a Mutual General Release, in the form attached hereto as Exhibit 7.1(g) (the "Release"), executed by each of the Sellers releasing claims against the Mandara Entities;

(h) an undertaking from each of Non-Compete Party agreeing to be bound by the restrictions set forth under Article X of this Agreement;

(i) the Charter Documents of the Mandara Entities;

(j) a counterpart signature page to a Pledge and Security Agreement, dated as of the Closing Date, between Buyer and each of SPI and PCCL (the "Pledge Agreements"), duly executed by each of SPI and PCCL, each of which Pledge Agreements shall be in substantially the form attached hereto as Exhibit 7.1(k), and shall be accompanied by a stock power executed in blank and instructions to Steiner to deliver any Steiner Shares otherwise deliverable to SPI and PCCL hereunder to the pledgee under said Pledge Agreements.

Section 7.2 Additional Conditions to the Obligation of Buyer and Steiner. The obligation of Buyer and Steiner to consummate the transactions contemplated by this Agreement shall be subject to the following additional condition: (any or all of which may be waived by Buyer and Steiner in their discretion):

(a) between the date hereof and the Closing Date, there shall have been no Material Adverse Change in the Business of the Mandara Entities, taken as a whole, caused by the grossly negligent, reckless or intentional misconduct of (i) any Seller, (ii) any member, member of the board of managers or officer of any Seller, or (iii) any of Thomas M. Gottlieb, Mark A. Edleson or Jeffrey Matthews;

(b) Sellers shall have delivered to Buyer a certificate confirming that the condition set forth in Section 7.2(a) has been satisfied.

Section 7.3 Closing Deliveries of Buyer and Steiner. The obligation of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the delivery, prior to or at Closing, of each of the following by Buyer and/or Steiner (the delivery of any or all of which may be waived by Sellers in their discretion):

(a) a counterpart signature page to the Edleson Employment Agreement, duly executed by Mandara;

(b) a counterpart signature page to the Registration Rights Agreement, duly executed by Steiner;

(c) a counterpart signature page to each of the Pledge Agreements duly executed by Buyer;

(d) the Consideration (less (i) the amount of the Non-Refundable Deposit, and (ii) and Steiner Shares being pledged by SPI and PCCL pursuant to the Pledge Agreements), which Consideration shall be delivered to the Sellers in accordance with the terms of Section 1.3 hereof free and clear of any Liens;

(e) an opinion of (i) Akerman, Senterfitt & Eidson, P.A., U.S. counsel to Buyer and Steiner, in the form attached hereto as Exhibit 7.3(e)(i), and (ii) Harry B. Sands, Bahamian counsel to Buyer and Steiner, in the form attached hereto as Exhibit 7.3(e)(ii);

(f) good standing certificates (or similar certifications of status), dated not more than thirty (30) business days prior to the Closing Date, of each of Buyer and Seller issued by the appropriate Governmental Authorities or other Persons (i) in their Organizational Jurisdiction, and (ii) in each other jurisdiction where they are qualified to do business;

(g) a certificate, duly executed by an executive officer of Steiner, certifying that Steiner did not purchase, or cause the purchase of, any Steiner Common Shares during the period used to determine the Average Closing Sales Price of the Steiner Shares;

(h) one or more letters of introduction from Steiner to be delivered by Sellers in connection with the presentations contemplated by Section 6.4 hereof, which letters shall be in substantially the form of Exhibit 7.3(h) attached hereto;

(i) Instruments of Transfer of the Mandara Shares, dated as of the Closing Date, in the form attached hereto as Exhibit 7.1(f), executed by Buyer; and

(j) the Release, executed by the Company releasing claims of the Mandara Entities against the Sellers.

ARTICLE VIII.
COVENANTS FOLLOWING THE CLOSING

Section 8.1 Mandara's Operations during the Test Period. The Parties agree that a person mutually acceptable to Buyer and the Sellers (the "Operational Manager") shall, subject to the provisions of this Section 8.1, retain primary day-to-day responsibility and decision-making authority with respect to the business and operations of the Mandara Entities during the Test Period. Notwithstanding the foregoing, the Parties agree that Buyer shall have the right, power, and authority to take any action or make any decision with respect to Mandara's business and operations that it deems reasonably necessary (a "Necessary Action") to preserve and maintain the Business and operations (including, without limitation, its goodwill) of the Mandara Entities in accordance with past practices; *provided, however*, that none of Buyer, Steiner or any Steiner Affiliates may take any Necessary Action that would reasonably be expected to have an adverse impact on the ability of the Mandara Entities to achieve the Guaranteed EBITDA Surplus Amount without the prior written consent of Mark A. Edleson (which consent shall not be unreasonably withheld), or if he is not employed by the Company, each of the Sellers (which consent shall not be unreasonably withheld) and, in each instance, Buyer agrees that it shall use commercially reasonable efforts to minimize the adverse impact of such Necessary Action, if any, on the ability of the Mandara Entities to meet or exceed the Guaranteed EBITDA Surplus Amount. The parties agree that the Operational Manager shall be Mark A. Edleson for so long as he is employed by Buyer or Steiner.

Section 8.2 RESERVED.

Section 8.3 RESERVED.

Section 8.4 Approved Pipeline Projects.

(a) At the Closing or as soon as practicable thereafter, Steiner and Sellers shall each deliver to the other a list of all land-based spa development opportunities that are being actively pursued by Steiner or the Mandara Entities, as the case may be, as of the Closing Date (such projects, the "Pipeline Projects"). For the purposes of this Agreement, the term "actively pursued" shall mean that (i) good faith oral and/or written communications commenced prior to April 1, 2001 and are continuing with a third party owner/operator with respect to such development opportunity; and (ii) the development opportunity is one which Steiner or the applicable Mandara Entity, as the case may be, believes in good faith it is capable of being awarded and, if awarded, developing consistent with the anticipated terms and conditions of such project. In the event that either Steiner, on the one hand, or Sellers, on the other hand, dispute the inclusion or attempted inclusion of a Pipeline Project on the list delivered to it hereunder, the Parties shall attempt to resolve such dispute in good faith (including, without limitation, providing the Party(ies) objecting to the inclusion or attempted inclusion such evidence as such disputing Party(ies) may reasonably request to establish that the Pipeline Project in question was actively pursued within the time periods specified herein). In the event that the Parties are unable to resolve any such disputes within ten (10) business days following the Closing, they shall jointly select a mutually acceptable third party (it being agreed that any "big five" accountant shall be deemed mutually acceptable), who shall determine whether the project in question properly constitutes a Pipeline Project of the Party claiming the same within the meaning of this Agreement. Such mutually acceptable third party shall make such determination within thirty (30) days following the submission of the matter to it for resolution, and such determination shall be final and binding upon the Parties. If the project is determined to be a Pipeline Project, the Party(ies) that challenged its inclusion as a Pipeline Project shall bear the expense of the such third party; if the project is determined not to be a Pipeline Project, the Party(ies) that initially sought its inclusion shall bear the expense of the such third party.

(b) With respect to any Pipeline Projects that are included on the list delivered by Sellers, and which are not on the list delivered by Steiner (such projects, the "Mandara

Pipeline Projects"), the parties agree that each such project shall be deemed an "Approved Pipeline Project" in the event that (i) Buyer desires to have the Mandara Entities develop or commit to develop such Mandara Pipeline Project and delivers written notice to such effect to Sellers prior to the six month anniversary of the Closing Date; and (ii) Shiseido Co., Ltd. (or any Affiliate thereof) agrees to fund its proportional share of any development expenses estimated to be incurred in connection with such Mandara Pipeline Project or to an appropriate reduction in its percentage ownership interest of Mandara as a result of Buyer's funding such amount. With respect to each Approved Pipeline Project, the parties agree that, during the Test Period: (i) Buyer shall cause the Mandara Entities to fund and develop each Approved Pipeline Project in accordance with the development schedule established therefor (which development schedule shall be mutually agreeable to Steiner and Sellers); (ii) Sellers shall have the option to have any EBITDA resulting from or otherwise generated by any of such Approved Pipeline Projects be included in the EBITDA of the Mandara Entities for the purposes of the calculations under Section 1.5; and (iii) in the event Sellers elect to have such EBITDA included in the calculation of EBITDA pursuant to the foregoing clause (ii), any amounts actually expended by the Mandara Entities to construct and fit out the Approved Pipeline Projects shall be used to determine the amount of Additional Capital Expenses pursuant to Section 1.5(b)(iv).

(c) The parties agree that, except for Approved Pipeline Projects, prior to the six month anniversary of the Closing Date, none of the Mandara Entities, Buyer, Steiner or any of their Affiliates shall, directly or indirectly, develop, construct, pursue or otherwise undertake (or agree to do any of the foregoing) any Mandara Pipeline Project without the prior written consent of the Sellers; *provided, however*, that this restriction shall not apply to any Mandara Pipeline Project with respect to which Shiseido Co., Ltd. (or any of its Affiliates) refuses to fund its proportional share of any estimated development expenses or does not agree to an appropriate reduction in its percentage ownership interest of Mandara as a result of Buyer's funding such amount.

Section 8.5 Additional Agreement with respect to Development Projects.

(a) Except for any Approved Pipeline Projects that Sellers elect to have included in EBITDA calculations pursuant to Section 8.4(b) and other projects that the parties hereafter agree in writing shall be included in the EBITDA calculations under Section 1.5, the parties agree that, during the Test Period, the Mandara Entities shall not undertake or agree to undertake any other spa development projects without the consent of the Operational Manager, which consent shall not be unreasonably withheld (it being agreed that the Operational Manager shall be entitled to take into account the interests of the Sellers in determining whether or not to consent to such any of such spa development projects).

(b) Except for any Approved Pipeline Projects that Sellers elect to have included in EBITDA calculations pursuant to Section 8.4(b) and other projects that the parties hereafter agree in writing shall be included in the EBITDA calculations under Section 1.5, the parties agree that, during the Test Period, no income or expenses from any other development projects, operations or spa facilities of the Mandara Entities (collectively, the "Excluded Projects") shall be included for the purposes of the EBITDA calculations under Section 1.5.

ARTICLE IX.
INDEMNIFICATION

Section 9.1 Survival of Representations and Warranties. The representations and warranties set forth in Article II, Article III and Article IV and in any certification thereof delivered in connection herewith will terminate and expire on the eighteen (18) month anniversary of the Closing Date, except (a) the representations and warranties in Section 2.21 and Section 2.22 will survive until the expiration of the applicable statutes of limitation (including all periods of extension and tolling), if any; (b) the representations and warranties set forth in Sections 2.1, 2.2, 2.6, 2.7, 2.8, 3.1, 3.2, 3.6, 3.7, 4.1, 4.2, 4.6, and 4.7 shall survive indefinitely; and (c) the representations and warranties in Section 2.12 will survive until the third anniversary of the Closing Date. Notwithstanding anything in this Agreement to the contrary, a party shall have the right to commence Litigation after the expiration of any of the above-specified time periods with respect to claims as to which proper notice was provided to the party against which such claim is being asserted prior to the expiration of such time period.

Section 9.2 Agreement by the Sellers to Indemnify. Each of the Sellers agrees to indemnify and hold the Buyer and Steiner and each of its subsidiaries, officers, directors, employees, Affiliates, successors and assigns (collectively, the "Buyer Indemnified Parties") harmless from and against the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, reasonable related counsel and paralegal fees and expenses) incurred or suffered by the Buyer Indemnified Parties arising out of or resulting from:

(a) any breach of a representation or warranty made jointly and severally by the Sellers in Article II of this Agreement;

(b) any breach of a representation or warranty made severally by any of the Sellers in Article III of this Agreement;

(c) any breach of the covenants or agreements made by any of the Sellers in Sections 1.4 or 1.5, or Article X of this Agreement; or

(d) any breach of the covenants or agreements made by any of the Sellers in this Agreement (other than the covenants or agreements made severally by any of the Sellers pursuant to Sections 1.4 or 1.5, or Article X of this Agreement),

(e) The indemnification obligations of the Sellers shall be: (i) several, and not joint, with respect to claims under Section 9.2(b) and Section 9.2(c) (it being agreed that no Seller shall have any liability hereunder other than with respect breaches of the representations, warranties and covenants referenced to in such sections by such Seller); and (ii) joint and several with respect to claims under Section 9.2(a) or Section 9.2(d). For the avoidance of doubt, the Parties agree and acknowledge that any Indemnifiable Damages of the Buyer Indemnified Parties hereunder shall be determined, calculated and limited to the amount of the Indemnifiable Damages incurred by Buyer/Steiner in respect thereof (*e.g.*, if a breach of a Seller representation represents $1,000,000 in damages to Mandara Spa Asia Limited, the harm to, and Indemnifiable Damages of, the Buyer Indemnified Parties in respect thereof would be $600,000 (*i.e.*, Buyer's 60% ownership interest in Mandara Spa Asia Limited multiplied by $1,000,000)).

Section 9.3 Agreement by the Buyer and Steiner to Indemnify. Each of the Buyer and Steiner, jointly and severally, agrees to indemnify and hold each of the Sellers and their respective members, managers, officers, directors and successors thereof (the "Seller Indemnified Parties") harmless from and against the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, related reasonable counsel and paralegal fees and expenses) incurred or suffered by the Seller Indemnified Parties arising out of or resulting from:

(a) any breach of a representation or warranty made by the Buyer or Steiner in this Agreement; or

(b) any breach of the covenants or agreements made by the Buyer or Steiner in this Agreement.

Section 9.4 Third Party Actions. With respect to each claim made by a third party for which an Indemnified Party (as hereinafter defined) seeks indemnification under this Article IX (a "Third Party Claim"), the Indemnified Party shall give prompt notice to the Indemnifying Party (as hereinafter defined) of the Third Party Claim, provided that failure to give such notice promptly shall not relieve or limit the obligations of the Indemnifying Party unless the Indemnifying Party has been materially prejudiced thereby (and such failure to notify the Indemnifying Party will not relieve it or him from any other liability he or it may have to the Indemnified Party). The Indemnifying Party will have the right to defend the Indemnified Party against any Third Party Claim with counsel of their choice reasonably satisfactory to the Indemnified Party so long as and to the extent that (a) the Indemnifying Party notifies the Indemnified Party in writing, within fifteen (15) days after receipt from the Indemnified Party of notice of the claim, that the Indemnifying Party will indemnify the Indemnified Party, to the extent provided in this Agreement, from and against any damages with respect to which such Indemnified Party is entitled to indemnification under Section 9.2 or Section 9.3 hereof (collectively, "Indemnifiable Damages") that the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the claim; (b) the claim seeks the recovery of solely money damages and does not contain a claim for an injunction, specific performance, a declaration of rights or other equitable relief; and (c) the Indemnifying Party conducts the defense of the claim actively and diligently. If there is a conflict of interest, however, that would prevent counsel for the Indemnifying Party from also representing the Indemnified Party as reasonably determined by the Indemnified Party, then the Indemnified Party shall have the right to select separate counsel to participate in the defense of such action on behalf of the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of their election to so assume the defense thereof, the Indemnifying Party will not be liable to the Indemnified Party pursuant to the provisions of this Article IX for the related counsel and paralegal fees and expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, unless (i) the Indemnified Party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of the commencement of the action, or (iii) the Indemnifying Party has not authorized the employment of counsel for the Indemnified Party at the expense of the Indemnifying Party. Notwithstanding anything to the contrary in this Section, the Indemnifying Party shall have no right to settle or compromise, without the prior written consent of the Indemnified Party, any action for which they have assumed the defense to the extent the settlement or compromise provides for any injunctive or other equitable relief against the Indemnified Party other than monetary damages, or does not include as an unconditional term thereof the providing to the Indemnified Party by the third party of a release of all liability in respect of such claim, and nothing stated in this Section shall otherwise affect the Indemnifying Party's obligation to pay the Indemnified Party all Indemnifiable Damages pursuant to the provisions of this Article IX. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in the defense of any action assumed by the Indemnifying Party in accordance with the terms of this Section and shall make available to the Indemnifying Party such information as the Indemnifying Party reasonably requests in connection with any such defense. For purposes of this Section 9.4, an "Indemnified Party" shall mean a party claiming indemnification under this Agreement, and an "Indemnifying Party" shall mean a party from whom indemnification is sought under this Agreement. The payments required by this Section 9.4 will be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

Section 9.5 Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement and in lieu of qualifying the representations and warranties in Article II (other than in Sections 2.11, 2.21(e) and 2.25), Article III and Article IV (other than in Section 4.9) by materiality or Material Adverse Effect, the parties agree that:

(a) no amount shall be payable by any Indemnifying Party pursuant to Sections 9.2(a), 9.2(b), 9.3(a) unless (i) with respect to a potential claim, such claim for Indemnifiable Damages exceeds $10,000 and (ii) the aggregate amount of all claims for Indemnifiable Damages exceeds $100,000 (the "Indemnification Threshold"), in which case such Indemnified Party shall be entitled to the full amount of such Indemnifiable Damages; *provided, however*, that the Indemnification Threshold shall not apply to (A) any Indemnifiable Damages pursuant to Sections 9.2(c), 9.2(d) or 9.3(b) of this Agreement, (B) any breach of any representation or warranty by any Seller with respect to the amount of indebtedness for borrowed money of the Mandara Entities other than as set forth on the Current Balance Sheet, pursuant to the Seller Loans (and the similar loan made by Shiseido Co., Ltd.) or otherwise disclosed on the disclosure schedules delivered by Sellers pursuant hereto; or (C) any breach by any Seller of any representation or warranty set forth in Section 2.22, solely in the event that and to the extent that Sellers actually received any amounts pursuant to Section 6.3 (it being agreed that, except as provided herein, any breach by any Seller of any representation or warranty set forth in Section 2.22 shall otherwise be subject to the limitations of this Section 9.5(a); *provided further* that, for the avoidance of doubt, the Parties acknowledge and agree that the Indemnification Threshold shall serve as a trigger for indemnification and not as a deductible;

(b) the maximum amount of Indemnifiable Damages for which indemnity may be recovered from Sellers in the aggregate pursuant to this Agreement shall be an amount equal to $5,000,000 (the "Indemnification Cap");

(c) the maximum amount of Indemnifiable Damages for which indemnity may be recovered from Buyer and Steiner in the aggregate shall be an amount equal to the

Indemnification Cap; *provided, however*, that this limitation shall not apply with respect to any failure of any party to pay and deliver any amount pursuant to Sections 1.3, 1.4 or 1.5 hereof;

(d) the amount of any Indemnifiable Damages claimed by any Buyer Indemnified Party hereunder shall be net of any insurance, indemnity, contribution or other payments or recoveries of a like nature with respect thereto actually realized by such Buyer Indemnified Parties (it being agreed that, promptly after the realization of any such reductions of Indemnifiable Damages pursuant hereto, such Buyer Indemnified Party shall reimburse Sellers for such reduction in Indemnifiable Damages for which such Buyer Indemnified Party was indemnified prior to the realization of such reductions of Indemnifiable Damages);

(e) notwithstanding any provision to the contrary contained in this Agreement, in the event that an Indemnifying Party can establish that an Indemnified Party had actual knowledge, on or before the date of this Agreement, of a breach of a representation or warranty of the Indemnifying Party upon which a claim for indemnification by the Indemnified Party is based, then the Indemnifying Party shall have no liability for any indemnified losses resulting from or arising out of such claim; *provided, however,* that this limitation shall not apply with respect to any breach of a representation or warranty known to the Indemnified Party with respect to which the Indemnified Party provided written notice of to the Indemnifying Party prior to the date of this Agreement;

(f) in the event that Sellers are required to make any payments pursuant to a claim for Indemnifiable Damages, Sellers shall have the option of paying and satisfying all or any portion of such claim by a reduction, on a dollar for dollar basis, of the outstanding principal amount, if any, of the Notes, it being agreed that any such reduction shall be made in a pro rata manner as between the Sellers based on based on their Pro Rata Percentages (and Buyer and Steiner hereby agree that, while any amounts remain payable under the Notes, they shall not enter into any agreement or arrangement that would otherwise prohibit, restrict or otherwise limit Sellers right to offset pursuant to this Agreement and/or any of the Notes);

(g) the amount of any Indemnifiable Damages claimed by any Buyer Indemnified Party hereunder shall be reduced to take into account any net reduction in any Tax liability realized by such Buyer Indemnified Party in connection with the Indemnifiable Damages for which indemnification is sought hereunder (it being agreed that, promptly after the realization of any such reductions of Indemnifiable Damages pursuant hereto, such Buyer Indemnified Party shall reimburse Sellers for such reduction in Indemnifiable Damages for which such Buyer Indemnified Party was indemnified prior to the realization of such reductions of Indemnifiable Damages); and

(h) neither Buyer nor Steiner shall have the right to seek recovery or payment in respect of any Indemnifiable Damages if (A) the matter(s) that gave rise to such Indemnifiable Damages is cured, repaired or otherwise remedied by the Mandara Entities and (B) the amounts expended to cure, repair or otherwise remedy such damages are treated as expenses that reduce the amount of EBITDA of the Mandara Entities earned during the Test Period for the purposes of Section 1.5 of this Agreement.

Section 9.6 Remedies Exclusive. Each party hereby acknowledges and agrees that its sole remedy with respect to any claims for money damages relating to the Mandara

Shares or the Business of the Mandara Entities or the subject matter of this Agreement shall be pursuant to the indemnification provisions of this Article IX. In furtherance of the foregoing, each party hereby waives to the fullest extent permitted by law, any and all other rights, claims, and causes of action it may have against the other parties or their respective Representatives and Affiliates relating to the Mandara Shares, the Business or the subject matter of this Agreement, other than claims for or in the nature of fraud.

Section 9.7 Payments of Indemnifiable Damages. All Indemnifiable Damages shall be treated as adjustment to the Purchase Price for Tax purposes, unless a different Tax treatment is required pursuant to a "determination" (as defined in Section 1313(a) of the Code, or has provided in any equivalent provision of state, local or foreign Law).

Section 9.8 Acknowledgement Regarding Materiality. Due to the absence of materiality and Material Adverse Effect qualifiers in the representations and warranties in Article II (other than in Sections 2.11, 2.21(e) and 2.25), and Article III, the parties agree that the failure of Sellers to disclose on the disclosure schedules delivered pursuant hereto a matter that would otherwise be required to be disclosed pursuant to such representation or warranty, which matter is not material or which matter could not reasonably be expected to cause or result in a Material Adverse Effect, shall not give rise to a claim of fraud or intentional misrepresentation against any Seller or any of their Affiliates. Notwithstanding the foregoing agreement and acknowledgment, neither Buyer nor Steiner is waiving any other rights or remedies it has or may have hereunder, including, but not limited to, the right to bring an action for indemnification under this Article IX with respect to the failure of Sellers to make such disclosure.

ARTICLE X.
LIMITATIONS ON COMPETITION

Section 10.1 Prohibited Activities. Each of the Sellers (other than Franky Tjahyadikarta and Okie R. Lukita) and the other Persons identified on Schedule 10.1 attached hereto (each, a "Non-Compete Party"), severally and not jointly, agrees as follows (it being agreed that, with respect to Thomas Gottlieb and Mark A. Edleson, in the event of a conflict between any of the provisions of this Article X and the provisions of their respective Employment Agreements with the Company or other subsidiaries of Steiner, the provisions of such Employment Agreements shall prevail):

(a) Non-Competition. Except as provided in this Section 10.1(a), such Non-Compete Party covenants and agrees that for a period of three (3) years following the Closing Date, such Non-Compete Party shall not engage, directly or indirectly, whether as an individual, sole proprietor, or as a principal, agent, officer, director, employer, employee, consultant, independent contractor, partner or shareholder of any firm, corporation or other entity or group or otherwise in any Competing Business. For purposes of this Agreement, the term "Competing Business" shall mean any individual, sole proprietorship, partnership, firm, corporation or other entity or group which offers or sells or attempts to offer or sell (i) spa services, skin or hair care products, or (ii) any other services then offered or sold by the Company as of August 1, 2001 or during the one (1) year period prior thereto, including, but not limited to, in the case of each of the preceding clauses (i) and (ii), offers or sales or attempts to offer or sell any of such services or products to or from any day spa, destination spa, resort, hotel, passenger cruise vessel or retail establishment. Notwithstanding the foregoing, nothing herein shall preclude or prohibit any Non-Compete Party from (A) maintaining a passive investment in publicly held entities provided that such Non-Compete Party does not have more than a five percent (5%) beneficial ownership in any such; (B) in the case of Thomas Gottlieb only, owning approximately one percent (1%) of the shares of a privately held company, Essentiel Elements, which is in the business of manufacturing distributing spa products (provided that such Non-Compete Party is not on the Board or active in the day to day management of such company); (C) serving as an officer or director of any entity, the majority of the voting securities of which is owned, directly or indirectly, by the Company; (D) in the case of Thomas Gottlieb only, maintaining a direct or indirect ownership interest in, and operating the business of the Mount View Hotel & Spa located in Calistoga, California, (E) in addition to the foregoing, in the case of Thomas Gottlieb only, acquiring, maintaining or disposing of a direct or indirect ownership interest of at least twenty percent (20%) in up to six (6) hotel or resort properties (including hotels or resorts containing spa facilities); *provided, however*, that none of such hotels or resorts shall be located within ten (10) miles of Outrigger Wailea Resort on the island of Maui, Hawaii or within the "Area Restriction" on the island of Oahu, Hawaii (as such term is defined in Section 18 of that certain Lease, dated December 14, 2001, between Hilton Hawaiian Village LLC and Mandara Spa (Hawaii), L.L.C.), and (F) in the case of Mark Edleson only, (1) engaging in the activities described on Schedule A attached to the Edleson Employment Agreement related to (x) the specific hotels referenced thereon and (y) the activities described in the last paragraph thereof, or (2) directly or indirectly owning, operating or managing a total of five (5) hotels, in addition to those on Schedule A, each of which may include a spa as a hotel amenity, so long as the total number of rooms in such up to five (5) hotels owned, operated or managed does not exceed fifteen hundred (1500) rooms (the "Five Hotel Restriction"), it being further agreed that the Five Hotel Restriction shall not apply to any hotel which, after the date hereof enters into an agreement with any Mandara Entity, whereby such Mandara Entity has agreed in writing to provide spa services to such hotel for a period of at least three (3) years (each of the activities referred to in foregoing clauses (A) through (F), collectively, the "Permitted Activity").

(b) Non-Solicitation of Customers and Suppliers. Except as provided in Section 10.1(a) or in this Section 10.1(b), each Non-Compete Party covenants and agrees that for a period of three (3) years following the Closing Date, he shall not, whether as an individual or sole proprietor, or as a principal, agent, officer, director, employer, employee, consultant, independent contractor, partner or shareholder of any firm, corporation or other entity or group or otherwise, directly or indirectly, solicit the trade or business of, or trade, or conduct business with, any customer, prospective customer, supplier, or prospective supplier of the Company for any purpose other than for the benefit of the Company, except in connection with a Permitted Activity; *provided, however*, that in no event shall any Non-Compete Party, whether in connection with a Permitted Activity or otherwise: (i) with respect to any Competing Business, solicit the trade or business of, or trade, or conduct business with any passengers on any passenger cruise vessel on which, or guests at any hotel or resort at which, the Company operates a spa facility (the "Likely Potential Customers") while such persons are passengers aboard such vessel or guests at such resort; or (ii) take any action intended to cause a Likely Potential Customer to patronize a spa facility in which the Non-Compete Party has an interest instead of the spa facilities operated by the Company (including, without limitation, placing any advertising signs in the area of the Area Restriction, soliciting individuals on Company mailing lists or similar actions), it being agreed that nothing in this proviso is intended to otherwise prevent or prohibit any Non-Compete Party from using traditional advertising, marketing and promotional channels in connection with Non-Compete Party's engagement in any Permitted Activity.

(c) Non-Solicitation of Employees, Etc. Each Non-Compete Party covenants and agrees that for a period of three (3) years following the Closing Date, he shall not, directly or indirectly, as an individual or sole proprietor, or as a principal, agent, employee, employer, consultant, independent contractor, officer, director, shareholder or partner of any person, firm, corporation or other entity or group or otherwise, without the prior express written consent of the Company approach, counsel or attempt to induce any person who is then in the employ of, or then serving as independent contractor with, the Company to leave the employ of, or terminate such independent contractor relationship with, the Company or employ or attempt to employ any such person or persons who at any time during the six (6) months preceding the Closing Date was in the employ of, the Company.

Section 10.2 Damages. Because of the difficulty of measuring economic losses to Buyer as a result of any breach by a Non-Compete Party of the covenants in Section 10.1, and because of the immediate and irreparable damage that could be caused to Buyer for which it would have no other adequate remedy, each Non-Compete Party agrees that Buyer may enforce the provisions of Section 10.1 by injunctions and restraining orders against such Non-Compete Party without the posting of a bond or other security, if such Non-Compete Party breaches any of those provisions.

Section 10.3 Reasonable Restraint. The Parties agree that Sections 10.1 and 10.2, above, impose a reasonable restraint on a Non-Compete Party in light of the activities and business of the Non-Compete Parties and Buyer on the date hereof.

Section 10.4 Independent Covenant. All the covenants in this Article X are intended by each Party to, and shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of any Non-Compete Party against Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of any covenant in this Article X. It is specifically agreed that the period specified in Section 10.1 shall be computed in the case of each Non-Compete Party by excluding from that computation any time during which that Non-Compete Party is in violation of any provision of Section 10.1, above. The covenants contained in this Article X shall not be affected by any breach of any other provision hereof by any party hereto.

Section 10.5 Materiality. The Non-Compete Parties hereby agree that this Article X is a material and substantial part of the transactions contemplated hereby.

ARTICLE XI.
DEFINITIONS AND DEFINITIONAL PROVISIONS

Section 11.1 Defined Terms. As used in this Agreement, the following terms have the meanings assigned to them below:

"Action" has the meaning specified in Section 2.10.

"Actual EBITDA Surplus Amount" has the meaning specified in Section 1.5(a).

"Additional Capital Expenses" has the meaning specified in Section 1.5(b)(iv).

"Agreement" means this Agreement, including all attached Schedules, Annexes, Addenda and Exhibits, as each of the same may be amended, modified or supplemented from time to time pursuant to the provisions hereof or thereof.

"Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of Equity Interests of that Person, by contract or otherwise).

"Approved Pipeline Project" has the meaning specified in Section 8.4(b).

"Average Closing Sale Price" has the meaning specified in Section 1.3(b)(ii)

"Business" has the meaning specified in the Recitals.

"Buyer" has the meaning specified in the Preamble.

"Buyer's Accountant" has the meaning specified in Section 1.5(c).

"Buyer Indemnified Parties" has the meaning specified in Section 9.2.

"Buyer Rights and Obligations" has the meaning specified in the Preamble.

"Cash Balance Deficiency" has the meaning specified in Section 1.4(d).

"Charter Documents" means, with respect to any Entity at any time, in each case as amended, modified and supplemented at that time, the articles, memorandum or certificate of formation, incorporation, organization or association (or the equivalent organizational documents) of that Entity, (b) the bylaws, articles of association or limited liability company operating agreement or regulations (or the equivalent governing documents) of that Entity and (c) each document setting forth the designation, amount and relative tights, limitations and preferences of any class or series of that Entity's Equity Interests or of any rights in respect of that Entity's Equity Interests.

"Closing" has the meaning specified in Section 1.2.

"Closing Date" has the meaning specified in Section 1.2.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning specified in the Recitals.

"Competing Business" has the meaning specified in Section 10.1(a).

"Confidential Information" means, with respect to any Person, all trade secrets and other confidential, nonpublic and/or, as the case may be, proprietary information of that Person, including information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, capital expenditure projects, cost summaries, pricing formulae, contract analyses, financial information, projections, confidential filings with any Governmental Authority and all other confidential, nonpublic concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of that Person.

"Consideration" has the meaning specified in Section 1.3(a).

"Contracts" has the meaning specified in Section 2.19(a).

"Covered Agreements" has the meaning specified in Section 2.19(a).

"Current Balance Sheet" has the meaning specified in Section 2.25.

"Current Balance Sheet Date" has the meaning specified in Section 2.25 .

"Determination" has the meaning specified in Section 1.4(a).

"EBITDA" has the meaning specified in Section 1.5(b)(i).

"EBITDA Exclusion Amounts" has the meaning specified in Section 1.5(b)(ii).

"EBITDA Note Reductions" has the meaning specified in Section 1.5(d).

"EBITDA Review Period" has the meaning specified in Section 1.5(c).

"EBITDA Statement" has the meaning specified in Section 1.5(c).

"EBITDA Statement of Objections" has the meaning specified in Section 1.5(c).

"Edleson Employment Agreement" has the meaning specified in Section 7.1(a).

"Employee Benefit Plan" means any Pension Plan, Welfare Plan and each deferred compensation, stock option, stock purchase, bonus, medical, disability, severance or termination pay, insurance or incentive plan, and each other employee benefit plan, program, agreement or arrangement, (whether funded or unfunded, written or oral, qualified or nonqualified), sponsored, maintained or contributed to, or required to be contributed to, by any Mandara Entity for the benefit of any employee, terminated employee, leased employee or former leased employee, director, officer, shareholder or independent contractor of the Mandara Entities.

"Employee Policies and Procedures" means at any time all employee manuals and all material policies, procedures and work-related rules that apply at that time to any employee, nonemployee director or officer of, or any other natural person performing consulting or other independent contractor services for, the Mandara Entities.

"Employment Agreement" has the meaning specified in Section 2.19(a)(viii).

"Entity" means any sole proprietorship, corporation, partnership of any kind having a separate legal status, limited liability company, business trust, unincorporated organization or association, mutual company, joint stock company or joint venture.

"Equity Interests" means, with respect to: (a) any corporation, any share, or any depositary receipt or other certificate representing any share of an equity ownership interest in that corporation; and (b) any other Entity, any share, membership or other percentage interest, unit of participation or other equivalent (however designated) of an equity interest in that Entity.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means, with respect to any Mandara Entity at any time, any other Person that is a member of any "group of organizations" within the meaning of Section 414(b), (c), (m) or (o) of the Code or any "controlled group" as defined in Section 4001(a)(14) of ERISA, of which a Mandara Entity is or was a member at the same time.

"Excess Cash Balance Amount" has the meaning specified in Section 1.4(c).

"Excess Working Capital Amount" has the meaning specified in Section 1.4(c).

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Projects" has the meaning specified in Section 8.5(b).

"Family Members" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

"Final Cash Balance Amount" has the meaning specified in Section 1.4(a).

"Final Working Capital Amount" has the meaning specified in Section 1.4(a).

"Financial Statements" has the meaning specified in Section 2.25.

"Five Hotel Restriction" has the meaning specified in Section 10.1(a).

"Fixed Assets" has the meaning specified in Section 2.16(b).

"GAAP" means generally accepted accounting principles and practices in the United States as in effect from time to time, consistently applied with prior periods.

"Governmental Approval" has the meaning specified in Section 2.3(d).

"Governmental Authority" means (a) any national, state, county, municipal or other government, domestic or foreign, or any agency, board, bureau, commission, court, department or other instrumentality of any such government, or (b) any Person having the authority under any applicable Governmental Requirement to assess and collect Taxes.

"Governmental Requirement" means at any time (a) any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, writ, edict, award, authorization or other requirement of any Governmental Authority in effect at that time or (b) any obligation included in any certificate, certification, franchise, permit or license issued by any Governmental Authority or resulting from binding arbitration, including any requirement under common law, at that time.

"Guaranty" means, for any specified Person, any liability, contingent or otherwise, of that Person guaranteeing or otherwise becoming liable for any obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any liability of the specified Person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) that obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment of that obligation, (b) to purchase property, securities or services for the purpose of assuring the owner of that obligation of its payment or (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay that obligation; provided, that the term "Guaranty" does not include endorsements for collection or deposit in the ordinary course of the endorser's business.

"Guaranteed EBITDA Surplus Amount" has the meaning specified in Section 1.5(a).

"Impaired Inventory" has the meaning specified in Section 2.14(b).

"Indebtedness" of any Person means, (a) any liability of that Person (i) for borrowed money or arising out of any extension of credit to or for the account of that Person (including reimbursement or payment obligations with respect to surety bonds, letters of credit, banker's acceptances and similar instruments), for the deferred purchase price of property or services or arising under conditional sale or other title retention agreements, other than trade payables arising in the ordinary course of business not more than sixty (60) days old, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) in respect of capital leases or (iv) in respect of interest rate protection agreements, (b) any liability secured by any Lien upon any property or assets of that Person (or upon any revenues, income or profits of that Person therefrom), whether or not that Person has assumed that liability or otherwise become liable for the payment thereof or (c) any liability of others of the type described in the preceding clause (a) or (b) in respect of which that Person has incurred, assumed or acquired a liability by means of a Guaranty.

"Indemnifiable Damages" has the meaning specified in Section 9.4.

"Indemnification Cap" has the meaning specified in Section 9.5(b).

"Indemnification Threshold" has the meaning specified in Section 9.5(a).

"Indemnified Party" has the meaning specified in Section 9.4.

"Indemnifying Party" has the meaning specified in Section 9.4.

"Insurance Policies" has the meaning specified in Section 2.20.

"Inventories" means all raw materials, supplies, work-in-process, finished goods, goods on consignment and other materials included in the inventories of such Person.

"IRS" means the Internal Revenue Service.

"Known" or "Knowledge", whether or not capitalized, or any similar phrase means that a Person is consciously aware and has actual knowledge of facts or circumstances thereof; *provided, however,* that, when used with respect to (i) the Sellers, such terms shall mean the conscious awareness and actual knowledge of each of Thomas M. Gottlieb, Mark A. Edleson and Jeffrey Matthews, or (ii) either Buyer or Steiner, such terms shall mean the conscious awareness and actual knowledge of each of Leonard Fluxman, Carl St. Philip, Robert Lazar and Glenn Fusfield.

"Law" has the meaning specified in Section 2.3(d).

"Leased Premises" has the meaning specified in Section 2.15(a).

"Lien" means, with respect to any property or asset of any Person (or any revenues, income or profits of that Person therefrom) (in each case whether the same is consensual or nonconsensual or arises by contract, operation of Law, legal process or otherwise), any claim, against or any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof. For purposes of this Agreement: (i) a Person shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to that asset, and (ii) the term "Lien" shall not include any restrictions or other encumbrances that exist by virtue of the Seller Loans and/or the Operating Agreement of the Company.

"Likely Potential Customers" has the meaning specified in Section 10.1(b).

"Mandara" has the meaning specified in the Recitals.

"Mandara Entities" has the meaning specified in the Recitals.

"Mandara Pipeline Projects" has the meaning specified in Section 8.4(b).

"Material Adverse Change" means any change that has a Material Adverse Effect.

"Material Adverse Effect" means an event, change, effect or occurrence which, together with any other event, change effect or occurrence, has a material adverse effect or impact on (i) the financial position, condition, assets, operations, business or results of operations of Mandara Entities, taken as a whole, except where this Agreement provides that Material Adverse Effect relates to a specific Mandara Entity, in which event, Material Adverse Effect shall be determined with respect to such Mandara Entity on an individual basis, or (ii) the ability of the Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated hereby.

"Mandara Shares" has the meaning specified in the Recitals.

"Multiemployer Plan" means a "multiemployer" plan as defined in Section 4001(a)(3) of ERISA, Section 414 of the Code or Section 3(37) of ERISA.

"NASDAQ" has the meaning specified in Section 1.3(b)(ii).

"Necessary Action" has the meaning specified in Section 8.1.

"Non-Compete Party" has the meaning specified in Section 10.1.

"Non-Refundable Deposit" has the meaning specified in Section 1.3(c).

"Notes" has the meaning specified in Section 1.3(b)(iii).

"Operational Manager" has the meaning specified in Section 8.1.

"Order" has the meaning specified in Section 2.3(d).

"Organizational Jurisdiction" means, as applied to (i) any corporation, its state or other jurisdiction of incorporation, (ii) any limited liability company or limited partnership, the state or other jurisdiction under whose laws it is organized and existing in that legal form, and (iii) any other Entity, the state or other jurisdiction whose laws govern that Entity's internal affairs.

"Other Compensation Plan" means any compensation arrangement, plan, policy, practice or program established, maintained or sponsored by the Mandara Entities or to which the Mandara Entities contribute, on behalf of any of its employees, nonemployee directors or officers or other natural persons performing consulting or other independent contractor services for the Mandara Entities including all such arrangements, plans, policies, practices or programs providing for severance pay, deferred compensation, incentive, bonus or performance awards or the actual or phantom ownership of any Equity Interests or options, warrants or rights to acquire Equity Interests of the Mandara Entities.

"Party" or "Parties" means any or all of the parties to this Agreement.

"PCCL" has the meaning specified in the Preamble.

"Pension Plan" means any "employee pension benefit plan" of the Mandara Entities as defined in Section 3(2) of ERISA, including any plan that is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code but excluding any Multiemployer Plan or any such plan which is exempt from ERISA under Section 4(b)(4) of ERISA.

"Percentage Interest" means (i) 37.42% with respect to SPI; (ii) 17.62% with respect to PCCL; (iii) 1.03% with respect to Okie R. Lukita; (iv)1.03% with respect to Franky Tjahyadikarta; and (v) 2.90% with respect to Jeffrey Matthews.

"Permitted Activity" shall have the meaning specified in Section 10.1(a).

"Permitted Liens" means (i) Liens created by the Buyer and/or Steiner, (ii) Liens for or in respect of Taxes, impositions, assessments, fees, water and sewer rents and other governmental charges levied or assessed or imposed against the Leased Premises which are not yet delinquent, (iii) the rights of lessors and lessees under leases executed in the ordinary course of business, (iv) the rights of licensors and licensees under licenses executed in the ordinary course of business, or (v) Liens, and rights to Liens, of mechanics, warehousemen, carriers, repairmen and others (including Governmental Authorities) arising by operation of Law and incurred in the ordinary course of business, securing obligations not yet delinquent.

"Person" means any natural person, Entity, estate, trust, union or employee organization or Governmental Authority or, for the purpose of the definition of "ERISA Affiliate," any trade or business.

"Pipeline Projects" has the meaning specified in Section 8.4(a).

"Pledge Agreements" has the meaning specified in Section 7.1(k).

"Preliminary Cash Balance Amount" has the meaning specified in Section 1.4(a).

"Preliminary Working Capital Amount" has the meaning specified in Section 1.4(a).

"Proprietary Rights" means (a) patents, applications for patents and patent rights (foreign or domestic), (b) in each case, whether registered, unregistered or under pending registration, trademark rights, trade names, trade name rights, corporate names, business names, trade styles or dress, service marks and logos and other trade designations and copyrights, and (c), in the case of the Mandara Entities, all agreements or rights relating to the technology, product formulations, know-how or processes utilized by the Mandara Entities in the Business and any licenses relating to any of the foregoing.

"Pro Rata Percentage" means: (i) 62.37% with respect to SPI; (ii) 29.37% with respect to PCCL; (iii) 1.72% with respect to Okie R. Lukita; (iv)1.72% with respect to Franky Tjahyadikarta; and (v) 4.82% with respect to Jeffrey Matthews.

"Purchase Price" has the meaning specified in Section 1.3(a).

"Purchase Price Adjustment" has the meaning specified in Section 1.3(a).

"Real Property Leases" has the meaning specified in Section 2.15(a).

"Receivables" has the meaning specified in Section 2.14.

"Reimbursable Interest Amount" has the meaning specified in Section 1.5(d).

"Registration Rights Agreement" shall have the meaning specified in Section 1.3(a)(ii).

"Related Parties" has the meaning specified Section 2.9.

"Release" has the meaning specified Section 7.1(g).

"Representatives" means, with respect to any Person, the directors, officers, employees, Affiliates, accountants (including independent certified public accountants), advisors, attorneys, consultants or other agents of that Person, or any other representatives of that Person or of any of those directors, officers, employees, Affiliates, accountants (including independent certified public accountants), advisors, attorneys, consultants or other agents.

"Restricted Payment" means, with respect to any Entity at any time, any of the following effected by that Entity: (a) any declaration or payment of any dividend or other distribution in cash or otherwise (except as expressly permitted by the Charter Documents of such Entity for Tax purposes), or (b) any direct or indirect redemption, retirement, sinking fund deposit in respect of, purchase or other acquisition for value of (i) any then outstanding Equity Interests of such Entity or (ii) any then outstanding warrants, options or other rights to acquire or subscribe for or purchase unissued or treasury Equity Interests of that Entity; *provided*, *however*, that no dividend, distribution or other payment by any of the Mandara Entities shall constitute a Restricted Payment if, immediately following such dividend, distribution or payment, the Mandara Entities continue to have Working Capital in an amount not less than the amount specified in Section 1.4(b).

"Returns" of any Person means the returns, reports or statements (including any information returns) any Governmental Authority requires to be filed by that Person for purposes of any Tax.

"Review Period" has the meaning specified in Section 1.4(a).

"Securities Act" means the Securities Act of 1933, as amended.

"Seller" or "Sellers" has the meaning specified in the Preamble.

"Seller Indemnified Parties" has the meaning specified in Section 9.2.

"Seller Loans" has the meaning specified in the Recitals.

"Settlement Accountant" has the meaning specified in Section 1.4(a).

"Shortfall Amount" has the meaning specified in Section 1.5(d).

"SPI" has the meaning specified in the Preamble.

"Steiner" has the meaning specified in the Preamble.

"Steiner Common Shares" has the meaning specified in Section 1.3(b)(ii).

"Steiner Material Adverse Effect" means an event, change, effect or occurrence which, together with any other event, change effect or occurrence, has a material adverse effect or impact on (i) the financial position, condition, assets, operations, business or results of operations of either of Steiner or the Buyer, or (ii) the ability of the Buyer and/or Steiner to perform their obligations under this Agreement (including, without limitation, the Notes) or to consummate the transactions contemplated hereby.

"Steiner SEC Reports" has the meaning specified in Section 4.8.

"Steiner Shares" has the meaning specified in Section 1.3(b)(ii).

"Subsidiary" has the meaning specified in the Recitals.

"Tax" or "Taxes" means all net or gross income, gross receipts, net proceeds, sales, use, *ad valorem*, value added, franchise, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental or other taxes, assessments, duties, fees, levies or other governmental charges or assessments imposed by any Taxing Authority, together with any interest, penalties, additions to tax or additional amounts with respect thereto.

"Taxing Authority" means any Governmental Authority having jurisdiction with respect to any Tax.

"Target Cash Balance Amount" has the meaning specified in Section 1.4(b).

"Target Working Capital Amount" has the meaning specified in Section 1.4(b).

"Test Period" has the meaning specified in Section 1.5(a).

"Third Party Claim" has the meaning specified in Section 9.4.

"Transaction Document" means this Agreement and the other written agreements, documents, instruments and certificates executed pursuant to or in connection with this Agreement including those specified or referred to in Article VII to be delivered at or before the Closing, all as amended, modified or supplemented from time to time.

"Welfare Plan" means an "employee welfare benefit plan" as defined in Section 3(l) of ERISA, other than any such plan that is exempt from the provisions of ERISA under Section 4(b)(4) of ERISA, maintained or contributed to by a Mandara Entity

"Working Capital" has the meaning specified in Section 1.4(a).

"Working Capital Deficiency" has the meaning specified in Section 1.4(d).

"Working Capital Statement of Objections" has the meaning specified in Section 1.4(a).

"$" shall refer to United States dollars.

Section 11.2 Other Defined Terms. Words and terms not included in the definitions in Section 11.1 which are defined elsewhere in this Agreement are used herein as therein defined.

Section 11.3 Other Definitional Provisions.

(a) Except as otherwise specified herein, all references herein to any Governmental Requirement defined or referred to herein, including the Code, ERISA, the Exchange Act and the Securities Act, shall be deemed references to that Governmental Requirement or any successor Governmental Requirement, as the same may have been amended or supplemented from time to time, and any rules or regulations promulgated thereunder.

(b) When used in this Agreement the words "herein," "hereof" and "hereunder" and words of similar import refer to this Agreement as a whole and not to any provision of this Agreement, and the words "Article," "Paragraph," "Section," "Annex," "Addendum," "Schedule" and "Exhibit" refer to articles, paragraphs and sections of, and annexes, addenda, schedules and exhibits to, this Agreement unless otherwise specified.

(c) Whenever the context so requires, the singular number includes the plural and vice versa, and a reference to one gender includes the other gender and the neuter.

(d) The word "including" (and, with correlative meaning, the word "include") means including, without limiting the generality of any description preceding such word, and the words "shall" and "will" are used interchangeably and have the same meaning.

ARTICLE XII.
CONFIDENTIALITY

Section 12.1 Treatment of Confidential Information..

(a) Each of the Sellers, on the one hand, and each Buyer and Steiner, on the other hand acknowledges that it has or may have had in the past, currently has and in the future may have access to Confidential Information of the other parties hereto. Each of the Parties agrees that it will keep confidential all such Confidential Information furnished to it and, except with the specific prior written consent of the other Party (meaning, with respect to the Sellers, Buyer, and with respect to Buyer, the Sellers), will not disclose such Confidential Information to any Person except Representatives of such Party, provided that these Representatives (other than counsel) agree to the confidentiality provisions of this Section 12.1; *provided, however*, that Confidential Information shall not include such information as (i) becomes known to the public generally through no fault of the party receiving the Confidential Information (ii) is required to be disclosed by law or the order of any Governmental Authority provided, that prior to disclosing any information pursuant to this clause (ii), a Party shall, if practicable, give prior written notice thereof to the other Party and provide the other Party with the opportunity to contest such disclosure, or (iii) the disclosing party reasonably believes is required to be disclosed in connection with the defense of a lawsuit against the disclosing party. In the event of a breach or threatened breach by any Party of the provisions of this Section 12.1 with respect to any Confidential Information, the other Party shall be entitled to an injunction restraining such Party from disclosing, in whole or in part that Confidential Information. Nothing herein shall be construed as prohibiting a Party from pursuing any other available remedy for such breach or threatened breach, including the recovery of damages.

(b) Because of the difficulty of measuring economic losses as a result of the breach of the covenants in Section 12.1(a), above, and because of the immediate and irreparable damage that would be caused to a Party as a result of such breach for which it would have no other adequate remedy, each of the Parties agrees that a Party may enforce the provisions of Section 12.1(a) by injunctions and restraining orders against any Party which breaches any of those provisions.

(c) The obligations of the Parties under this Section 12.1 shall survive the termination of this Agreement.

ARTICLE XIII.
TERMINATION AND EXPENSES

Section 13.1 Termination of this Agreement. This Agreement may be terminated prior to the Closing of the transactions contemplated hereby as follows:

(a) at any time upon the mutual written consent of the Sellers and Buyer; or

(b) by Sellers, in the event that the Closing shall not have occurred by July 9, 2001 for any reason.

Section 13.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 13.1, this Agreement shall become void and have no effect, except that the provisions of Article XII this Section 13 and Article XIV shall survive any such termination and abandonment. In no event shall Sellers or any of them be liable to Buyer or Steiner for the return, refund, repayment or other recovery of the Non-Refundable Deposit, regardless of the reason for the termination.

Section 13.3 Expenses. Whether or not the transactions contemplated hereby are consummated, (a) each party will pay the fees, expenses and disbursements of such party and its Representatives which are incurred in connection with the subject matter of this Agreement, and (b) Sellers will pay all sales, use, transfer and other similar Taxes and fees incurred in connection with the transactions contemplated hereby. Sellers and Buyer shall cooperate in preparing and filing all Returns and other documentation on a timely basis as required to comply with the provisions of any Laws relating to Taxes required to be paid pursuant to this Section 13.3. Notwithstanding anything herein to the contrary, Buyer and Steiner shall pay, and Sellers shall have no liability, for any stamp, documentation or similar tax or charge imposed or sought to be imposed by any Governmental Authority of the State of Florida or the Commonwealth of the Bahamas in connection with the delivery of the Steiner Shares, the Notes or any other Consideration hereunder.

Section 13.4 Liabilities in Event of Termination. If this Agreement is terminated pursuant to Section 13.1, above, there shall be no liability or obligation on the part of any Party hereto except (a) as provided in Section 13.2, above, and (b) to the extent that such liability is based on the breach, or failure to comply, by that Party of any of its representations, warranties or covenants set forth in this Agreement.

ARTICLE XIV.
MISCELLANEOUS

Section 14.1 Public Announcements. Except as may be required by applicable law, without the prior written consent of the other Parties, none of the Parties will make, and each Party will direct its representatives not to make, directly or indirectly, any public announcement or press release regarding this Agreement or any of the proposed terms, conditions or existence or other aspects of this Agreement or the transactions contemplated hereby. If a Party is required by law to make any such disclosure, it shall first provide to the other Party the content of the proposed disclosure, the reasons that such disclosure is required by law, the timing of such disclosure and the medium in which such disclosure is to be made.

Section 14.2 Notices. Any notices, demands or other communication given in connection herewith shall be in writing and be deemed given (i) when personally delivered, (ii) when sent by facsimile transmission to a number provided in writing by the addressee and a confirmation of the transmission is received by the sender or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as FedEx, with directions to deliver within three (3) days, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such Party may designate in accordance herewith:

When Buyer or Steiner is the intended recipient:

Leonard I. Fluxman
Steiner Leisure Limited or Steiner Spa Limited
c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, Florida 33146
Telephone: (305) 358-9002
Facsimile: (305) 358-9954

with a copy to:

Robert C. Boehm, Esq.
Akerman, Senterfitt & Eidson, P.A.
SunTrust International Center
28th Floor
One S.E. 3rd Avenue
Miami, Florida 33131-1714
Facsimile: (305) 374-5095

when SPI is the intended recipient:

c/o Mandel Buder & Verges
101 Vallejo Street
San Francisco, CA 94111
Attention: Thomas M. Gottlieb
c/o Donald Buder

when PCCL is the intended recipient:

Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia
Attention: Mark A. Edleson

when Franky Tjahyadikarta is the intended recipient:

Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia

when Okie R. Lukita is the intended recipient:

Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia

when Jeffrey R.W. Matthews is the intended recipient:

c/o Mandara Spa
Jl. Raya Kuta 707
Kuta, Denpassar, Bali
Indonesia

Section 14.3 **Governing Law**. The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware (without giving effect to the laws, rules or principles of the State of Delaware regarding conflicts of laws).

Section 14.4 **Binding Effect; Assignment; Third Party Beneficiaries**. This Agreement shall be binding upon the Parties and their respective successors and permitted assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall assign any of its rights or delegate any of its duties under this Agreement (by operation of law or otherwise) without the prior written consent of the other Parties. Any assignment of rights or delegation of duties under this Agreement by a Party without the prior written consent of the other Parties shall be void. No person (including, without limitation, any employee of a Party) shall be, or be deemed to be, a third party beneficiary of this Agreement unless this Agreement specifically so provides.

Section 14.5 **Entire Agreement**. This Agreement together with the Exhibits and Schedules attached hereto and the agreements, certificates and instruments delivered pursuant hereto (including, without limitation, that certain Additional Agreement by and among the Parties to be dated as of the date of Closing) constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes all of the previous or contemporaneous agreements, representations, warranties and understandings (whether oral or written) by, between or among the Parties with respect to the subject matter hereof.

Section 14.6 **Further Assurances**. At any time and from time to time after the Closing, each Party shall, at its own cost and expense, execute, deliver and acknowledge such other documents and take such further actions as may be reasonably requested by the other Party in order to fully perform such Party's obligations as contemplated hereby.

Section 14.7 **Amendments**. No addition to, and no cancellation, renewal, extension, modification or amendment of, this Agreement shall be binding upon a Party unless such addition, cancellation, renewal, extension, modification or amendment is set forth in a written instrument that states that it adds to, amends, cancels, renews, extends or modifies this Agreement and is executed and delivered by each Party.

Section 14.8 **Waivers**. No waiver of any provision of this Agreement shall be binding upon a Party unless such waiver is expressly set forth in a written instrument that is executed and delivered by such Party. Such waiver shall be effective only to the extent specifically set forth in such written instrument. Neither the exercise (from time to time and at any time) by a Party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter. No waiver of any right, power or remedy of a Party shall be deemed to be a waiver of any other right, power or remedy of such Party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

Section 14.9 **Headings; Counterparts**. The headings set forth in this Agreement have been inserted for convenience of reference only, shall not be considered a part of this Agreement and shall not limit, modify or affect in any way the meaning or interpretation of this Agreement. This Agreement, and any agreement delivered pursuant hereto, may be signed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 14.10 **Severability**. If any provision of this Agreement shall be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason, (a) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the Parties as expressed in, and the benefits to the Parties provided by, this Agreement or (b) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including, without limitation, addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided. Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances. Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement.

Section 14.11 **Rights and Remedies**. Subject to Section 9.6 above, all rights, powers and remedies afforded to a Party under this Agreement, by law or otherwise, shall be cumulative (and not alternative) and shall not preclude the assertion, or the seeking by a Party of any other rights or remedies.

[Signatures on following page]

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first above written.

STEINER LEISURE LIMITED,
a Bahamas international business company

By:_________________________________
Name:
Title:

STEINER SPA ASIA LIMITED,
a Bahamas international business company

By:_________________________________
Name:
Title:

SIERRA PACIFIC INVESTMENTS LLC,
a Delaware limited liability company

By:_________________________________
Name:
Title:

PACIFIC CENTURY CAPITAL LIMITED,
a British Virgin Islands company

By:_________________________________
Name:
Title:

____
Franky Tjahyadikarta

____
Okie R. Lukita

____
Jeffrey R.W. Matthews

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

EXHIBITS

Exhibit 1.3(a)(ii)	Registration Rights Agreement	See Tab 7
Exhibit 1.3(a)(iii)	Subordinated Promissory Notes	See Tabs 40-44
Exhibit 1.4(e)	Jurisdictional Cash Balance Targets	Follows
Exhibit 7.1(a)	Edleson Employment Agreement	See Tab 5
Exhibit 7.1(d)	Opinion of Morgan & Morgan	See Tab 29
Exhibit 7.1(f)	Instruments of Transfer	See Tab 31
Exhibit 7.1(g)	Release	See Tab 14
Exhibit 7.1(k)	Pledge Agreement	See Tabs 16-17
Exhibit 7.3(e)(i)	Opinion of Akerman, Senterfitt & Eidson	See Tab 28
Exhibit 7.3(e)(ii)	Opinion of Harry B. Sands	See Tab 30

EXHIBIT 1.4(e)
Jurisdictional Cash Balance Targets

Company	Cash Balance (USD)
Mandara Spa Asia Limited	270,000
Mandara Spa Malaysia*	137,000
Spa Partners (South Asia) Ltd./Mald	5,000
Spa Services Asia Ltd.	-
PT. Mandara Spa Indonesia*	100,000
TOTAL	**512,000**

*seeks to impose withholding Taxes with respect to dividends, distributions or other repatriations of cash therefrom

DISCLOSURE SCHEDULES
TO
SHARE PURCHASE AGREEMENT

dated as of June 27, 2001

General Comments

Following are the schedules referred to in, and attached to, the Share Purchase Agreement, of even date herewith (the "**Share Purchase Agreement**"), among Steiner Spa Asia Limited (the "**Buyer**"), Steiner Leisure Limited and the shareholders of Mandara Spa Asia Limited identified therein (the "**Sellers**"). For purposes of such schedules, the following shall apply:

1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Share Purchase Agreement. In addition, all references herein to Spa Partners Asia Limited shall be deemed to be references to Mandara Spa Asia Limited.

2. The reference to any agreement, document, instrument, report, item or event in any shall not create any implication or constitute any admission by any Seller, any of the Mandara Entities or any of their respective managers, officers, directors, shareholders, employees, advisors, agents or other representatives (a) that such agreement, document, instrument, report, item or event is material to the business, operations, liabilities, properties, assets or financial condition of the Mandara Entities, or any of them, or (b) for any other purpose or context other than the Membership Interest Purchase Agreement, it being acknowledged that disclosure of any facts is not an admission of their truthfulness.

3. If any matter that is disclosed in any of the following schedules would, based on the inclusion of such matter, by way of description in such schedule or reference to any relevant document or contract thereon, be clearly relevant to any other schedule then, notwithstanding the omission of such matter from, or lack of any cross-reference to such matter contained in, such other schedule, such matter shall be deemed disclosed with respect to such other schedule.

4. All references to the contracts listed herein shall be deemed to include any and all exhibits, schedules, amendments and attachments thereto, as well as any related agreements attached thereto (provided such contracts explicitly reference such exhibits, schedules, amendments, attachments and related agreements) and shall be deemed qualified in their entirety by reference thereto, provided that, to the extent Sellers have represented that such contracts have been made available to the Buyer, such contracts and all exhibits, schedules, amendments, attachments and related agreements attached thereto have been so made available.

5. Each of the references to contracts and similar materials identified on the following schedules is hereby qualified in its entirety by reference to the terms of such actual contract or similar materials referred thereto or which have otherwise been provided and/or made available to Buyer.

Schedule 2.1
Organization

- *See attached.*


MANDARA SPA – ASIA
(Corporate Structure)
Pacific Century Capital Limited
17.62%
Sierra Pacific Investments LLC
37.42%
Shiseido Co., Ltd.
40.00%
Other Investors
4.96%
Mandara Spa Asia Limited
(f/k/a Spa Partners Asia Limited)
(BVI)
Royal Garden Resorts
100%*
Spa Services Asia Ltd.
(BVI)
100%
Mandara Spa Malaysia Sdn. Bhd.
(Malaysia)
100%
Spa Partners (South Asia) Ltd.
(BVI)
49%
51%
Mandara Spa (Thailand) Ltd.
(Thailand)
99%
1%
Mandara Spa Indonesia, PT
(Indonesia)
99%
1%
Mandara Spa (Maldives) Pvt. Ltd.
(Maldives)

*Note: Indicates beneficial ownership (legal ownership held by Cash Reserve Ltd., a corporate trust company)

Schedule 2.3(b)
No Conflicts

- Section 11 of the Shareholders' Agreement of Spa Partners Asia Limited, dated as of May 11, 2000 (the "Shareholders' Agreement") contains certain non-competition restrictions on the shareholders of Mandara Spa Asia Limited, which following the Closing could impact Buyer, Steiner and/or their Affiliates.

- Sellers make no representations regarding, and expressly disclaim liability with respect to, any third party's decision to terminate any concession or lease agreements as a result of this transaction or the identity of Buyer in accordance with the terms thereof.

Schedule 2.4
Consents

- The consent of P.T. Caterison, Nikko Hotels may be required under the Concession Agreement dated July 15, 1997 between P.T. Caterison and P.T. Indospanusa Pratama (n/k/a Mandara Spa Indonesia, PT) with respect to the Hotel Nikko Bali.

- Pursuant to Section 3 of the Shareholders' Agreement, the shareholders of Spa Partners Asia Limited have a right of first refusal and co-sale rights with respect to transfers of shares of Spa Partners Asia Limited. Sellers have provided Shiseido Investment Co. Limited with written notice of the sale of shares contemplated by this Agreement on or about April 3, 2001 and June 5, 2001.

- Pursuant to Section 3 of the Shareholders' Agreement, the shareholders of Spa Partners Asia Limited have a right of first refusal and co-sale rights with respect to the transfer of shares, including, without limitation, pledges of shares of Spa Partners Asia Limited.

- See Schedule 2.3(b)

Schedule 2.7
Subsidiaries

- See Schedule 2.1

Schedule 2.8
Equity Interests of the Mandara Entities

- *Mandara Spa Asia Limited* (50,000 authorized shares)
  - 17.62% owned by Pacific Century Capital Limited (1,762 shares)
  - 37.42% owned by Sierra Pacific Investments LLC (3,742 shares)
  - 40% owned by Shiseido Co. Ltd. (4,000 shares)
  - 1.03% owned by Okie R. Lukita (103 shares)
  - 1.03% owned by Franky Tjahyadikarta (103 shares)
  - 2.9% owned by Jeffrey Matthews (290 shares)

- *Spa Services Asia Limited* (50,000 authorized shares)
  - 100% owned by Mandara Spa Asia Limited (held in trust by Cash Reserve Ltd.)

- *Mandara Spa Malaysia Sdn. Bhd.* (100,000 authorized shares)
  - 100% owned by Mandara Spa Asia Limited

- *Spa Partners (South Asia) Limited* (50,000 authorized shares)
  - 100% owned by Mandara Spa Asia Limited

- *Mandara Spa Indonesia, PT* (1,000 authorized shares)
  - 99% owned by Mandara Spa Asia Limited (990 shares)
  - 1% owned by Spa Partners (South Asia) Limited (10 shares)

- *Mandara Spa (Thailand) Ltd.* (100,000 authorized shares, consisting of 51,000 shares in Group A and 49,000 shares in Group B)
  - 49% owned by Mandara Spa Asia Limited
  - 51% owned by Royal Garden Resort PCL

- *Mandara Spa (Maldives) Pvt. Ltd.* (100 authorized shares)
  - 99% owned by Mandara Spa Asia Limited (99 shares)
  - 1% owned by Spa Partners (South Asia) Limited (1 share)

- Pursuant to the Shareholders' Agreement, the shareholders of Spa Partners Asia Limited are entitled to pre-emptive rights and other rights and restrictions with respect to the purchase and sale of shares of Spa Partners Asia Limited

Schedule 2.9
Related Party Agreements

- Share Purchase Agreement, dated as of May 11, 2000, among Shiseido Co., Ltd., Sierra Pacific Investments LLC, Pacific Century Capital Ltd., Okie R. Lukita, Franky Tjahyadikarta and Jeffrey Matthews

- Shareholders' Agreement, dated as of May 11, 2000, among Spa Partners Asia Limited and its shareholders

- Registration Rights Agreement, dated as of May 11, 2000, among Spa Partners Asia Limited, Shiseido Co., Ltd., Sierra Pacific Investments LLC, Pacific Century Capital Ltd., Okie R. Lukita, Franky Tjahyadikarta and Jeffrey Matthews

- Unsecured Promissory Note, dated as of May 11, 2000, made by Spa Partners Asia Limited in favor of Sierra Pacific Investments LLC in a maximum aggregate principal amount of $1,309,700

- Unsecured Promissory Note, dated as of May 11, 2000, made by Spa Partners Asia Limited in favor of Pacific Century Capital Limited in a maximum aggregate principal amount of $616,700

- Unsecured Promissory Note, dated as of May 11, 2000, made by Spa Partners Asia Limited in favor of Jeffrey Matthews in a maximum aggregate principal amount of $101,500

- Unsecured Promissory Note, dated as of May 11, 2000, made by Spa Partners Asia Limited in favor of Okie Lukita in a maximum aggregate principal amount of $36,050

- Unsecured Promissory Note, dated as of May 11, 2000, made by Spa Partners Asia Limited in favor of Franky Tjahyadikarta in a maximum aggregate principal amount of $36,050

- Employment Agreement, dated as of January 3, 2000, between Mark A. Edleson and Spa Partners Asia Limited

- Employment Agreement, dated as of May 8, 2000, between Jeffrey Matthews and Spa Partners Asia Limited

- Letter Agreement, dated May 11, 2000, between Mandara Spa LLC and Spa Partners Asia Limited regarding trademark registration rights.

- Name License Agreement, dated January 21, 1999, between Mandara Spa (Thailand) Limited and Spa Partners Asia Limited

- Trademark License Agreement, dated November 25, 1997, between Spa Services Asia Limited and P.T. Mandaraspa Indonesia

- Name License Agreement, dated November 24, 1997, between Spa Services Asia Limited and P.T. Mandaraspa Indonesia

- License Agreement, dated January 3, 2000, between Spa Partners Asia Limited and Mandara Spa (Malaysia) Sdn. Bhd.

- Technical Assistance Agreement, dated January 3, 2000, between Spa Services Asia Limited and Mandara Spa (Malaysia) Sdn. Bhd.

- Several of the shareholders of Mandara Spa Asia Limited have ownership interests in one or more hotels, or management companies operating hotels, with which Mandara Spa Asia Limited has spa concession agreements. In particular: (i) each of Pacific Century Capital Limited, F. Tjahyadikarta and O. Lukita has an ownership interest in companies owning The Chedi (Ubud), The Chedi (Bandung) and The Serai hotel; (ii) each of Pacific Century Capital Limited, F. Tjahyadikarta and O. Lukita have an ownership interest in P.T. General Hotel Management Indonesia, which manages the hotels identified in clause (i) above as well as The Legian hotel in which Mandara Spa Asia Limited has a spa operation; (iii) F. Tjahyadikarta has an ownership interest in the Waterbom Park & Spa where Mandara Spa owns and operates a spa, (iv) F. Tjahyadikarta has an ownership interest in the Alila Jakarata where Mandara Spa Asia Limited has a spa concession, (v) each of Pacific Century Capital Limited, F. Tjahyadikarta and Okie Lukita have an ownership interest in Alila Hotels & Resorts which manages the hotel identified in (v) above and (vi)Mandara Spa (Thailand) Limited's 51% joint venture partner, Royal Garden Resorts Limited, owns certain hotels in Thailand in which Mandara Spa Asia Limited operates.

- The Mandara Entities purchase Decleor skin care products from an affiliate of Shiseido Co., Ltd.

- Mandara Spa Asia Limited has advanced funds to Mandara Spa (Thailand) Limited for investment projects. The loans are of indefinite duration and carry commercial interest rates. Mandara Spa (Thailand) Limited expects to repay the loans over the next two years from its operating cash flow.

Schedule 2.10
Litigation, Etc.

- Mandara Spa (Thailand) Company Limited is party to a Settlement Agreement dated May 14, 2001 with Tipco Hua Hin Hotel Company Limited, pursuant to which Mandara Spa (Thailand) Limited has agreed to accept a settlement from Tipco Hua Hin Hotel Company Limited in the amount of Baht 1,800,000 as compensation to Mandara Spa (Thailand) Limited for the early termination of the Spa Service Agreement dated December 8, 1999, between Mandara Spa (Thailand) Company Limited and Tipco Hua Hin Hotel Company Limited. A copy of the Settlement Agreement has been provided to the Buyer.

Schedule 2.11
Governmental Approvals: Compliance with Laws

- Mandara Spa (Thailand) Limited does not possess a license to conduct "spa services" in Thailand nor does P.T. Mandaraspa Indonesia possess such license in Indonesia, as these countries do not recognize "spa service" activities. Mandara Spa (Thailand) Limited possesses a license for comparable health and fitness activities. P.T. Mandaraspa Indonesia possesses approval to operate in the field of Management Consulting Services with a letter from the Investment Coordinating Board that such field of operation is deemed to include spa management services.

Schedule 2.13
Liabilities and Obligations

- From time to time political unrest in various locations in which the Mandara Entities operate may result in decreased tourism, hotel closures, lower occupancy rates and other factors that may affect the Mandara Entities' operations and financial results.

- In various jurisdictions in which the Mandara Entities operate, there is significant governmental volatility and a possibility of selective, non-uniform or arbitrary enforcement or refusal to enforce applicable laws and regulations. Specifically, Mandara Spa Asia Limited has recently had to increase the base salaries of its entry-level staff in Indonesia by approximately 14% as a result of recent government mandates. In addition, Mandara Spa Asia Limited acknowledges a risk of arbitrary or selective audits by taxing authorities.

- As the Mandara Entities operate in several different countries, Mandara Spa Asia Limited is exposed to the risk of currency fluctuations, which can result in decreased revenues or increased expenses (measured in dollar terms). Mandara Spa Asia Limited's general practice is to dollar-index its spa service pricing; however, Mandara Spa Asia Limited does not engage in any material hedging or other strategies to mitigate currency risks.

- The Mandara Entities operate primarily in Southeast Asia and, as such, are subject to general and specific economic conditions in such areas. Recent financial crises have resulted in certain government-required debt restructuring of various hotels in which the Mandara Entities operate, including governmental acquisition of certain hotels.

Schedule 2.15(a)
<u>Real Property Leases</u>

Indonesia

- Indonesia Office Lease [in Indonesian]

- Spa Lease Agreement, dated as of May 21, 1997, between Novotel Lombok Coralia Resort and P.T. IndoSpanusa Pratama [Novotel Coralia Resort]

- Spa Concession Agreement, dated as of March 24, 1998, between PT Bali Holiday Village and P.T. IndoSpanusa Pratama [Club Med, Bali in Nusa Dua]

- Spa Concession Agreement, dated as of January 15, 1999, between P.T. Narenda InterPacific Indonesia and P.T. IndoSpanusa Pratama [Bali Golf and Country Club in Nusa Dua]

- Spa Concession Agreement, dated as of March 1, 1999, between P.T. Trigana Putra Mandiri and P.T. Mandaraspa Indonesia [The Malya, Bandung, West Java, Java Island]

- Spa Lease, dated as of September 3, 1996, between P.T. Satria Balitama/Hotel Imperial Bali and P.T. Indospa Pratama and related materials [Imperial Bali Hotel in Legian Beach]

- Spa Concession Agreement, dated as of June 1, 1998, between P.T. Mandra Alila and P.T. IndoSpanusa Pratama [The Serai, Bali]

- Spa Operating Agreement, dated as of October 23, 1997, between PT Bali Ocean Magic and P.T. IndoSpanusa Pratama, together with related Agreement, dated June 10, 1998, to convert debt to assets [The Spa at Waterbom Park]

- Spa Operating Agreement, dated as of December 13, 1996, between Bali Padma Hotel at P.T. IndoSpanusa Pratama and related correspondence [The Spa at Hotel Padma Bali]

- Spa Concession Agreement, dated as of June 1, 1998, between P.T. Bukit Payangan and P.T. IndoSpanusa Pratama [The Chedi, Ubud, Bali]

- Concession Agreement, dated as of July 15, 1997, among P.T. Caterison Sukes, Nikko Hotels and P.T. IndoSpanusa Pratama and Amendment dated February 1, 2001 [Hotel Nikko Bali]

- Spa Operating Agreement, dated as of November 5, 1997, between the IBAH and P.T. IndoSpanusa Pratama [The Ibah, Ubud]

- Spa Operating Agreement, dated as of May 16, 1997, between The Legian Hotel and P.T. IndoSpanusa Pratama and related correspondence [The Legian, Bali]

- Spa Concession Agreement, dated as of April 8, 1999, between P.T. Mandaraspa Indonesia and PT Mirtasari Hotel Development Corporation [Hotel Sanur Beach, Bali]

- Spa Concession Agreement, dated as of February 22, 1999, between P.T. Mandaraspa Indonesia and Senggigi Pratama International [Sengiggi Beach Hotel]

- Spa Service Agreement, dated as of August 30, 2000, between PT. Sumermitra Wisata Graha and PT. Mandaraspa Indonesia [Alila Jakarta]

Malaysia

- Spa Concession Agreement, dated as of July 1, 1999, between Holiday Villages of Malaysia Sdn Bhd and Mandara Spa (Malaysia) Sdn Bhd [Club Med Cherating]

- Spa Operating Agreement, dated as of April 15, 1999, between Palm Resort Berhad dba Hotel Sofitel Palm Resort and Golf and Mandara Spa (Malaysia) Sdn Bhd [Hotel Sofitel Palm Resort and Golf]

- Agreement, dated as of October 18, 1999, between Advanced Prestige Sdn Bhd and Mandara Spa (Malaysia) Sdn Bhd for the premises at No. 2 Sutera Harbour Boulevard, 881000 Kota Kinabalue, Sabah, Malyasia [Magellan Sutera Hotel and Spa]

- Spa Operating Agreement, dated as of February 27, 1997, between Teluk Datai Resorts Sdn. Bhd. and P.T. IndoSpanusa Pratama, together with Amendment, dated December 18, 1997, and Addendum dated January 5, 2001 [Datai Langwaki]

- Spa Operating Agreement, dated as of December 3, 2000, between Mashyur Mutiara Sdn Bhd (T/A Sheraton Langkawi Beach Resort) and Mandara Spa Asia Limited [Sheraton Langkawi]

Thailand

- Spa Service Agreement, dated as of December 16, 1999, between Marriott Royal Garden Riverside and Mandara Spa (Thailand) Company Limited [Bangkok Marriott]

- Spa Service Agreement, dated as of November 1, 1999, between Royal Garden Resort Hua Hin and Mandara Spa (Thailand) Limited [Hua Hin Marriott Resort & Spa]

- Lease Agreement, dated as of September 15, 1999, between Pearl Village Company and Mandara Spa (Thailand) Limited [Pearl Village]

- Spa Agreement, dated as of November 9, 1999, between New Imperial Hotel Public Company and Mandara Spa (Thailand) Limited [Imperial Queen's Park]

- Spa Service Agreement, dated as of May 4, 2001, between Siam Hotel Properties (Hua Hin) Co., Ltd. and Mandara Spa (Thailand) Limited [Hilton Hua Hin]

- Spa Service Agreement, dated as of December 29, 2000, between Hua Hin Village Limited and Mandara Spa (Thailand) Limited [Anantara Resort & Spa]

- Spa Service Agreement, dated as of September 15, 2000, between Royal Orchid Hotel (Thailand) Public Company Limited and Mandara Spa (Thailand) Limited, together with the Spa Lease Agreement, dated as of September 15, 2000, between Royal Orchid Hotel (Thailand) Public Company Limited and Mandara Spa (Thailand) Limited [Royal Orchid Sheraton]

Maldives

- Spa Service Agreement, dated as of May 1, 2001, between Sunland Hotels Pte. Ltd/Coco Palm Resort and Mandara Spa Maldives Private Limited [Coco Palm Resort]

- Spa Service Agreement, dated as of January 22, 2001, between Maldivian Holiday Village Pte. Ltd. and Mandara Spa Maldives Private Limited [Holiday Village]

- Spa Concession Agreement, dated as of January 22, 2001, between Maldivian Holiday Village Pte. Ltd. (Club Med Farukolfushi) and Mandara Spa Maldives Private Limited [Club Med Farukolfushi]

- Spa Operating Agreement, dated as of January 22, 2001, between Taj Maldives Private Limited and Mandara Spa Maldives Private Limited. [Taj Maldives]

Schedule 2.17
Proprietary Rights

- Mandara Spa LLC owns the registration for the United States trademark "Mandara Spa" (registration no. 2257550), which registration covers the wordmark for the provision of "spa services." Pursuant to a Letter Agreement, dated as of May 11, 2000, with Spa Partners Asia Limited, Mandara Spa LLC has the right to apply for registration, register, use, licenses sublicense and otherwise exploit the "Mandara Spa" trademark in all territories worldwide *except* for Goa, India, Indonesia, Malaysia, The Republic of Maldives, The Philippines, Singapore, Sri Lanka and Thailand. Mandara Spa Asia Limited has made trademark applications in Indonesia and Malaysia. Mandara Spa Asia Limited has trademark registrations pending in Indonesia and in process in Malaysia.

Schedule 2.19(a)
Material Contracts

(i)

- Unsecured Promissory Note, dated as of May 11, 2000, made by Spa Partners Asia Limited in favor of Sierra Pacific Investments LLC in a maximum aggregate principal amount of $1,309,700

- Unsecured Promissory Note, dated as of May 11, 2000, made by Spa Partners Asia Limited in favor of Pacific Century Capital Limited in a maximum aggregate principal amount of $616,700

- Unsecured Promissory Note, dated as of May 11, 2000, made by Spa Partners Asia Limited in favor of Jeffrey Matthews in a maximum aggregate principal amount of $101,500

- Unsecured Promissory Note, dated as of May 11, 2000, made by Spa Partners Asia Limited in favor of Okie Lukita in a maximum aggregate principal amount of $36,050

- Unsecured Promissory Note, dated as of May 11, 2000, made by Spa Partners Asia Limited in favor of Franky Tjahyadikarta in a maximum aggregate principal amount of $36,050

(ii)

- Certain of the leases, concession agreements and similar contracts referred to in Schedule 2.15(a) grant liens in leasehold interests and personal property in favor of the landlord and/or other contracting party(ies) (e.g. lenders to landlord) identified therein.

(iii)

- Shareholders' Agreement

- Certain of the leases, concession agreements and similar contracts referred to in item (v) below contain limitations on the ability of certain of the Mandara Entities to engage in certain activities and similar or competitive business restrictions.

(iv)

- Joint Venture Agreement dated as of December 3, 1998, as amended by Memorandum of Amendment, dated May 7, 1999, Second Memorandum of Amendment, dated November 10, 1999, and Third Memorandum of Amendment, dated April 24, 2000, by and between Mandara Spa (Thailand) Ltd. and Royal Garden Resorts Limited.

(v)

Lease and Concession Agreements

- See Schedule 2.15(a)

Other Contracts

- Name License Agreement, dated as of January 21, 1999, between Mandara Spa (Thailand) Limited and Spa Partners Asia Limited

- Trademark License Agreement, dated as of November 25, 1997, between Spa Services Asia Limited and P.T. Mandaraspa Indonesia

- Name License Agreement, dated as of November 24, 1997, between Spa Services Asia Limited and P.T. Mandaraspa Indonesia

- License Agreement, dated as of January 3, 2000, between Spa Partners Asia Limited and Mandara Spa (Malaysia) Sdn. Bhd.

- Technical Assistance Agreement, dated as of January 3, 2000, between Spa Services Asia Limited and Mandara Spa (Malaysia) Sdn. Bhd.

- Technical Services Agreement dated as of January 2, 1998, between Spa Services Asia Limited and P.T. IndoSpanusa Pratama

- Allocation Expenses Agreement, dated as of December 1, 1999, between Mandara Spa (Thailand) Limited and Royal Garden Hotel Management Limited

(viii)

- Employment Agreement, dated as of January 3, 2000, between Mark A. Edleson and Spa Partners Asia Limited (n/k/a Mandara Spa Asia Limited)

- Employment Agreement, dated as of May 8, 2000, between Jeffrey Matthews and Spa Partners Asia Limited (n/k/a Mandara Spa Asia Limited)

(ix)

- Perjanjian Kerjasama Agreement with PT. Plaza Bali duty free shops for sale of retail products *[In Indonesian]*

(xii)

- Letter Agreement, dated as of May 11, 2000, between Mandara Spa LLC and Spa Partners Asia Limited, pursuant to which Mandara Spa LLC has granted Spa Partners Asia Limited the right to apply for registration, register, use, license sublicense and otherwise exploit the trademarks "Mandara" and/or "Mandara Spa" in Goa, India, Indonesia, Malaysia, The Republic of Maldives, The Philippines, Singapore, Sri Lanka and Thailand.

- Certain of the leases, concession agreements and similar contracts referred to in Schedule 2.15(a) contain quasi-license arrangements which allow the resorts to use the "Mandara Spa" name for marketing, advertising and other such purposes.

Schedule 2.20
Insurance

- *See attached.*

Mandaraspa Asia

Listing of Insurance

No	Name of Insurer	Insurance Broker	Type of Insurance	Policy no	Period	Country	Business insured	Amount coverage	Deductible	Annual Premium
	MANDARASPA INDONESIA									
1	ACE INA	Jardine Lloyd Thompson	Public Liability	Ref 00001538/201-03	May 02,2001 to May 02, 2002	Indonesia	Operation and management of Spa at various location predominantly hotels	US$ 1,000,000 any one occurrence US$ 10,000 customer loss in the aggregate	US$ 250	US$ 3,750
2	WAHANA TATA		Fire	02-20-1200822	Sep 01,2000 to Sep, 2001	Indonesia	Chedi Ubud	15,000,000		2,766,400
							Imperial, Bali	60,000,000		
							The Legian	30,000,000		
							Padma Bali	20,000,000		
							Serai Hotel	20,000,000		
							Novotel, Lombok	30,000,000		
							Waterbom	330,000,000		
							Nikko	120,000,000		
							The Ibah	10,000,000		
							Club Med	50,000,000		
							Chedi Bandung	10,000,000		
							Sanur Beach	40,000,000		
							Senggigi Beach	50,000,000		
							Plaza Bali - Tuban	25,000,000		
							Plaza Bali - Airport	30,000,000		
3	WAHANA TATA	-	Fire	02-20-12000218	Mar 23,2001 to Mar 23,2002	Indonesia	Retail & Production	420,000,000		2,911,450
4	WAHANA TATA	-	Fire	02-20-12000219	Mar 23,2001 to Mar 23,2002	Indonesia	Head Office	235,000,000		2,583,550
5	WAHANA TATA	-	Vehicle Third Party Liability	03-20-12000455	Jul 04,2000 to Jul 04,2001	Indonesia	Opel Blazer DK 1570 DN	120,000,000 25,000,000	250,000	1,865,000
6	WAHANA TATA	-	Vehicle Third Party Liability	03-20-12000091	Feb 23,2001 to Feb 23,2002	Indonesia	Kijang DK 1192 BB	95,000,000 17,500,000	200,000	3,145,000
	MANDARASPA MALAYSIA									
1	RHB Insurance Berhad	Kris Jardine Services	Public Liability	D99LPBL8781612KL	Jun 01,2000 to May 31, 2001	Malaysia	Mandaraspa SDN BHD and or associated companies and or subsidiary companies	RM 5,000,000		RM 4,202
2	RHB Insurance Berhad	Kris Jardine Services	Fire	D00FFCN8032691KL	Jun 01,2000 to May 31, 2001	Malaysia	Sofitel Hotel, Johor	RM 50,000		RM 974
							Club Med Cherating	RM 50,000		
							Magellan Sutera, Kinabalu	RM 50,000		
							Datai, Langkawi, Sheraton, Lgk	RM 50,000		
	MANDARASPA MALDIVES									
1	Allied Insurance Company	-	Public Liability	22004011	Jun 27,2000 to Jun 26,2001	Maldives	Club Med Faru, Taj Lagoon, Taj Coral, CM Kani, Cocopalm	US$ 300,000 any one occurrence	US$ 250	US$ 1,950 US$ 3,250 (renewal)
2	Allied Insurance Company	-	Fire'	12003057	Dec 01,2000 to Nov 30,2001	Maldives	Club Med Faru,	US$ 13,163		US$ 77.28
							Club Med Kani,	US$ 10,000		
							Cocopalm,	US$ 2,400		
							Taj Coral	US$ 5,198		
							Taj Lagoon	US$ 4,183		
	MANDARASPA THAILAND									
1	The Navakij Insurance Public Co. Ltd	Aon Risk service	General liability	AOD / APL / 00-000069	Sept 30, 2000 to Sept 30, 2001	Thailand	Massage service	US$ 465,116		US$ 1,860 For 6 spa
2	The Navakij Insurance Public Co. Ltd	Aon Risk service	Industrial All Risk	NKD/FAIR/00-000109 RGR group insurance	Jul 1, 2000 to Jul 1, 2001	Thailand		US$ 23,255		US$ 10

Schedule 2.21(a)
Employment Agreements

- See Schedule 2.19(a)(viii)

Schedule 2.21(b)
Employee Benefit Plans

- Local employees of the Mandara Entities receive medical benefit coverage at local medical facilities, and expatriate employees of the Mandara Entities receive medical benefit coverage in the nearest country with acceptable standards of medical services.

- Certain employees of the Mandara Entities have employment agreements which provide for incentive based and/or discretionary bonus compensation and severance pay arrangements.

- Certain employees of the Mandara Entities receive other miscellaneous benefits, including, without limitation, paid vacations, meals, automobile allowances, housing allowances, local income tax reimbursements, and spa service discounts.

Schedule 2.22
Tax Returns

- The Sellers disclaim any representations with respect to Indonesian withholding taxes. The parties agree and acknowledge that the Target Cash Balance Amount includes $250,000 in full settlement of any liability of Sellers in respect of withholding Taxes payable to the Indonesian Taxing Authorities. Sellers shall not be liable to Buyer, Steiner, the Mandara Entities or any third party as a result of failure to withhold sufficient amounts in respect of such withholding Taxes. None of Buyer, Steiner, the Mandara Entities or any third party shall be liable to Sellers in respect of any refund or other amount payable as a result over-withholding (or the inclusion of the aforementioned $250,000 in the Target Cash Balance Amount) in respect of such withholding Taxes.

Chief Financial Officer
Steiner Leisure Limited

Schedule 2.23
Absence of Certain Changes

- Manadara Spa (Thailand) Limited has agreed to pay the remaining funding for spas recently constructed at the Royal Orchid Sheraton and the Anantara Resort and to build a new spa at the Hua Hin Marriott. Approximately $115,000 will be required as an advance from Mandara Spa Asia Limited to Mandara Spa (Thailand) Limited to fund 49% of the total commitment.

- Mandara Spa Indonesia, PT intends to enter into an amended concession agreement with The Legian Bali to operate a new spa at the hotel, expected to open July 10, 2001.

Schedule 2.24
Bank Relationships: Powers of Attorney

(a), (b)

- *See attached.*

Mandara Spa Asia

Bank Account Information

Company	Bank Name	Location	Currency	Account no.	Person Authorized	
					Group A	Group B
Mandara Spa Indonesia	Bank Niaga Bank Niaga	Jakarta, Indonesia	IDR USD	001-01-75305-00-5 001-02-75311-00-3	Franky Tjahyadikarta Mark Edleson	Tracey Metcalf Liana Kasin
Mandara Spa Indonesia	BCA BCA	Bali, Indonesia	IDR USD	146-0248333 146-0250800	Jeff Matthews Mary Darling	Trianto Sutopo Edwin Timotius
	BNI BNI	Bali, Indonesia	IDR USD	264-027442001 264-027442002	Jeff Matthews Mary Darling	Trianto Sutopo Edwin Timotius
Mandara Spa Asia Limited	HSBC	Singapore	USD	252-040241-178	Mark Edleson	Liana Kasin
Mandara Spa Malaysia Sdn Bhd	HSBC	Kuala Lumpur	MYR MYR	301-683603-101 301-683603-102	Mark Edleson Jeff Matthews	Soong Yoke Yin -
Spa Service Asia Limited	HSBC	Singapore	USD	252-046941-178	Mark Edleson	Liana Kasin
Spa Partner South Asia Limited	HSBC	Singapore	MVR	252-023320-178	Mark Edleson	Liana Kasin
Mandara Spa (Maldives) Pvt	Bank of Maldives	Male, Maldives	MVR	7701 131020 002 7701 131020 003	Jeff Matthews	Dharsana Matranaya Krishna Rengaraj

Schedule 2.25
Financial Statements

- Audited Consolidated Financial Statements for Mandara Spa Asia Limited for the year ended December 31, 2000 (attached)

- Unaudited Balance Sheet and Unaudited Profit and Loss Statement for Mandara Spa Asia Limited for the period ended April 31, 2001 (attached)

ERNST & YOUNG
AF: 0039

Public Accountants
4th Floor [illegible]
[illegible]
50250 Kuala Lumpur, Malaysia

Phone (03) 2144-2333
Fax (03) 2141-0676
(03) 2144-5018
[illegible]

Mail Address:
P.O. Box 10068
50704 Kuala Lumpur, Malaysia

Our Ref: AABS 3/MSS/CWH/sma

18 June 2001

The Board of Directors
Mandara Spa Malaysia Sdn Bhd
C/o Ikrima Management Services Sdn Bhd
2nd Floor, No 2-4, Jalan Manau
50460 Kuala Lumpur

Attention: Mr Trianto Susopo / Ms Soong

Dear Sirs

MANDARA SPA SDN BHD
DIRECTORS' REPORT AND AUDITED ACCOUNTS
YEAR ENDED 31 DECEMBER 2000

We enclose 8 copies of the above accounts for the necessary signatures after which please return all copies to us for our signature as auditors.

Kindly arrange for the number of copies you require sworn and dated before a Commissioner for Oaths to include two sworn and signed copies for our file and tax purposes.

Yours faithfully

Ernst & Young

MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

FOR MANAGEMENT PURPOSES ONLY

DETAILED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2000

	1.1.00 to 31.12.00 RM	2.2.99 to 31.12.99 RM
TURNOVER	2,468,621	644,006
LESS: COST OF SALES	832,884	271,820
GROSS PROFIT	1,635,737	372,186
ADD: OTHER INCOME	1,740	-
TOTAL GROSS INCOME	1,637,477	372,186
LESS: OPERATING EXPENSES		
- Salary & wages	460,408	172,125
- Meal allowance	53,136	11,674
- THR bonus	7,603	403
- Medical allowance	3,116	1,144
- Transportation allowance	-	8,170
- Labour insurance allowance	52,033	36,974
- Personal income tax	3,063	87
- Housing allowance	31,711	3,507
- Other expenses	9,530	18,407
Balance c/f	620,600	252,491

MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

DETAILED PROFIT AND LOSS ACCOUNT (CONTD.)
FOR THE YEAR ENDED 31 DECEMBER 2000

	1.1.00 to 31.12.00 RM	2.2.99 to 31.12.99 RM
Balance b/f	620,600	252,491
- Marketing expenses	16,408	30,485
- Printing and stationery	1,919	2,318
- Photocopies expenses	8	-
- Postage and courier	12,396	9,625
- Bank charges	6,148	2,758
- Travelling expenses	116,155	61,013
- Transportation	16,391	15,614
- Business and development expenses	-	-
- Electricity and water	856	517
- Telephone and fax	14,352	2,086
- Insurance expenses	2,736	1,566
- Repair and maintenance	-	-
- Legal and license	26,923	
- Rent exp-car	791	5,225
- Rent exp-office	-	-
- Subscription and newspaper	6,502	76
- Professiunal fees	62,377	36,347
- Research and development	-	1,117
- Uniform	-	-
- Spa operating supplies	-	-
Balance c/f	904,462	421,235

MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

DETAILED PROFIT AND LOSS ACCOUNT (CONTD.)
FOR THE YEAR ENDED 31 DECEMBER 2000

	1.1.00 to 31.12.00 RM	2.2.99 to 31.12.99 RM
Balance b/f	904,462	421,235
- Loss and damages expenses	-	
Taxes	-	15,736
- EDP expenses	28,625	376
- Miscellaneous	954	22,245
- Packing and shipping	13,304	15,211
- Laundry expenses	-	-
- Preopening expenses	-	-
- Other expenses	2,595	3,340
- HR expenses	-	-
Training & education expenses	-	2,117
- Depreciation & technical expenses	214,855	5,548
	1,164,795	485,808
PROFIT/(LOSS) BEFORE TAXATION	472,682	(113,622)

Company No: [illegible]

MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

FOR MANAGEMENT PURPOSES ONLY

DETAILED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2000

	1.1.00 to 31.12.00 RM	2.2.99 to 31.12.99 RM
TURNOVER	2,468,621	644,006
LESS: COST OF SALES	837,884	271,820
GROSS PROFIT	1,635,737	372,186
ADD: OTHER INCOME	1,740	-
TOTAL GROSS INCOME	1,637,477	372,186
LESS: OPERATING EXPENSES		
- Salary & wages	460,408	172,125
- Meal allowance	53,136	11,674
- THR bonus	7,603	403
- Medical allowance	3,116	1,344
- Transportation allowance	-	8,170
- Labour insurance allowance	52,033	36,974
- Personal income tax	3,063	87
- Housing allowance	31,711	3,507
- Other expenses	9,530	18,407
Balance c/f	620,600	252,491

Company No: 476429-H

MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

DETAILED PROFIT AND LOSS ACCOUNT (CONTD.)
FOR THE YEAR ENDED 31 DECEMBER 2000

	1.1.00 to 31.12.00 RM	7.2.99 to 31.12.99 RM
Balance b/f	620,600	252,491
Marketing expenses		
- Printing and stationery	16,408	30,485
- Photocopies expenses	1,919	2,318
- Postage and courier	8	-
- Bank charges	12,306	9,625
- Travelling expenses	6,148	2,755
- Transportation	116,155	61,013
- Business and development expenses	16,291	15,614
- Electricity and water	-	-
- Telephone and fax	856	517
- Insurance expenses	14,352	2,080
- Repair and maintenance	2,736	1,566
Legal and license	-	-
- Rent exp-car	26,923	
- Rent exp-office	791	5,224
- Subscription and newspaper	-	-
- Professional fees	6,507	76
- Research and development	62,377	36,347
- Uniform	-	1,117
- Spa operating supplies	-	-
Balance c/f	904,462	421,235

MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

DETAILED PROFIT AND LOSS ACCOUNT (CONTD.)
FOR THE YEAR ENDED 31 DECEMBER 2000

	1.1.00 to 31.12.00 RM	2.2.99 to 31.12.99 RM
Balance b/f	904,462	421,235
- Loss and damages expenses		
- Taxes	-	-
EDP expenses	-	15,736
- Miscellaneous	28,623	376
- Packing and shipping	954	22,245
- Laundry expenses	13,304	15,211
- Preopening expenses	-	-
- Other expenses	-	-
- HR expenses	2,595	3,340
- Training & education expenses	-	-
- Depreciation & technical expenses	-	2,117
	214,855	5,548
	1,164,795	485,808
PROFIT/(LOSS) BEFORE TAXATION	472,682	(113,623)

Company No: 478483-H

Directors' Report & Audited Accounts

Mandara Spa (M) Sdn Bhd

31 December 2000


AF 0039

MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

DIRECTORS' REPORT

The Directors have pleasure in presenting their report together with the audited accounts of the Company for the year ended 31 December 2000.

PRINCIPAL ACTIVITY

The Company operates and manages beauty, health and spa centre.

There has been no significant change in the nature of this activity during the year.

ACCOUNTS

	RM
Profit for the year	367,605

There were no material transfers to or from reserves or provisions during the year other than those disclosed in the accounts.

In the opinion of the Directors, the results of the operations of the Company during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

DIRECTORS

The names of the Directors of the Company in office since the date of the last report and at the date of this report are:-

Jeffrey Matthews
Mark Alan Edleson
Khatijah binti Sulaiman @ Sulieman
Nooraini binti Ismail

Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangement, to which the Company is a party, whereby Directors might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS (CONTD.)

None of the Directors who held office at the end of the financial year had, according to the register required to be kept under Section 134 of the Companies Act 1965, an interest in shares of the Company or its related corporations.

Since the end of previous financial period, no Director has received or become entitled to receive any benefits by reason of a contract made by the Company or a related corporation with any Director or with a firm of which the Director is a member or with a company in which the Director has a substantial financial interest required to be disclosed by Section 169(8) of the Companies Act 1965.

OTHER STATUTORY INFORMATION

(a) Before the profit and loss account and balance sheet of the Company were made out, the Directors took reasonable steps:-

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and satisfied themselves that there were no known bad debts and that no provision for doubtful debts was necessary; and

(ii) to ensure that any current assets which were unlikely to realise their value as shown in the accounting records in the ordinary course of business have been written down to an amount which they might be expected so to realise.

(b) At the date of this report, the Directors are not aware of any circumstances which would render:-

(i) it necessary to write off any debts or to make a provision for doubtful debts in respect of these accounts; and

(ii) the values attributed to current assets in the accounts of the Company misleading.

(c) At the date of this report, the Directors are not aware of any circumstances which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Company misleading or inappropriate.

(d) At the date of this report, the Directors are not aware of any circumstances not otherwise dealt with in this report or accounts of the Company which would render any amount stated in the accounts misleading.

OTHER STATUTORY INFORMATION (CONTD.)

(e) As at the date of this report, there does not exist:-

(i) any charge on the assets of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Company which has arisen since the end of the financial year.

(f) In the opinion of the Directors:-

(i) no contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which will or may affect the ability of the Company to meet its obligations as and when they fall due; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company for the financial year in which this report is made.

AUDITORS

The auditors, Ernst & Young, have expressed their willingness to continue in office.

On behalf of the Board,

JEFFREY MATTHEWS)
) DIRECTORS
MARK ALAN EDLESON)

Bali, Indonesia

MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2000

	Note	1.1.00 to 31.12.00 RM	2.2.99 to 31.12.99 RM
TURNOVER	3	2,468,621	644,006
COST OF SALES		(832,884)	(271,820)
GROSS PROFIT		1,635,737	372,186
OTHER OPERATING INCOME		1,740	-
PERSONNEL EXPENSES		(620,601)	(252,491)
ADMINISTRATION EXPENSES		(544,194)	(233,317)
PROFIT/(LOSS) BEFORE TAXATION	4	472,682	(113,622)
TAXATION	5	(105,077)	-
PROFIT/(LOSS) FOR THE YEAR		367,605	(113,622)

The annexed notes form an integral part of these accounts.

Company No. ...

MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

BALANCE SHEET AS AT 31 DECEMBER 2000

	Note	2000 RM	1999 RM
ASSETS EMPLOYED			
FIXED ASSETS	6	48,597	57,734
CURRENT ASSETS			
Trade debtors		348,010	286,171
Other debtors		2,114	3,240
Cash and bank balances		278,538	103,065
		628,662	392,476
CURRENT LIABILITIES			
Other creditors		174,141	145,536
Amount due to holding company	7	122,134	190,000
Amount due to a related company	7	21,922	228,294
Provision for taxation		105,077	-
		423,274	563,830
NET CURRENT ASSETS/(LIABILITIES)		205,388	(171,354)
		253,985	(113,620)
FINANCED BY:			
SHARE CAPITAL	8	2	2
RETAINED PROFIT/(ACCUMULATED LOSS)	9	253,983	(113,622)
		253,985	(113,620)

The annexed notes form an integral part of these accounts.

Company No: [illegible]

MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2000

	1.1.00 to 31.12.00 RM	2.2.99 to 31.12.99 RM
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit/(Loss) before taxation	472,682	(113,622)
Adjustments for:-		
Depreciation	13,012	5,549
Profit/(Loss) before working capital changes	485,694	(108,073)
Debtors	(60,713)	(289,411)
Creditors	28,605	373,830
Holding and related companies	(274,238)	190,000
Net cash provided by operating activities	179,348	166,346
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(3,875)	(63,283)
Net cash used in investing activities	(3,875)	(63,283)
CASH FLOW FROM FINANCING ACTIVITY		
Proceeds from issue of shares	-	2
Net cash provided by financing activity	-	2
Net increase in cash and cash equivalents	175,473	103,065
Cash and cash equivalents at beginning of year/date of incorporation	103,065	-
Cash and cash equivalents at end of year/period	278,538	103,065

The annexed notes form an integral part of these accounts.

[illegible]

MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2000

	Share capital RM	(Accumulated Loss)/ Retained profit RM	Total RM
At date of incorporation	2	-	2
Loss for the period	-	(113,622)	(113,622)
At 1 January 2000	2	(113.622)	(113,620)
Profit for the year	-	367.605	367,605
At 31 December 2000	2	253,983	253,985

The annexed notes form an integral part of these accounts.



MANDARA SPA (MALAYSIA) SDN BHD
(Incorporated in Malaysia)

NOTES TO THE ACCOUNTS - 31 DECEMBER 2000

1. GENERAL INFORMATION

The registered office is located at Ikhnisas Management Services Sdn Bhd. No. 21-3, Jalan Maharajalela, 50150 Kuala Lumpur and principal places at which business are carried out are as follows:

(a) Sofitel, Palm Resort Berhad, Johor Darul Takzim
(b) Clubmed Cherating, Holiday Villages of Malaysia, Kuantan, Pahang Darul Makmur
(c) Magellan Sutera Hotel & Spa, Kota Kinabalu, Sabah

The principal activity of the Company is operating and managing beauty, health and spa centres.

The accounts are expressed in Ringgit Malaysia.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting

The accounts of the Company are prepared under the historical cost convention and comply with approved accounting standards issued by the Malaysian Accounting Standards Board.

(b) Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation. Cost represent purchase cost and include any incidental cost of acquisition.

Fixed assets are depreciated over their estimated useful lives on a straight line basis.

The principal annual rates used are as follows:-

Building improvements	76 months
Equipment	25%
Furniture	50%

2. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

(c) Deferred Taxation

Deferred taxation is provided at current rates in respect of timing differences between profits as computed for taxation purposes and profits as stated in the accounts except to the extent that the deferrals can be expected to continue for the foreseeable future. Where such timing differences result in net deferred tax benefits, such benefits are not accounted for

(d) Foreign Currencies

Foreign currency transactions have been converted into Ringgit Malaysia at rates of exchange ruling on the dates of the transactions, or where settlements have not taken place by the year end at the approximate rates ruling at that date. All exchange differences are taken to the profit and loss account.

The principal closing rate used in translation of foreign currency amounts were as follows:-

Foreign currency	31.12.00 RM	31.12.99 RM
1 US Dollar	3.80	3.80

(e) Revenue Recognition

Spa service

The revenue from spa service provided is recognised upon completion of the service.

Sale of Spa treatment products

Sales are recognised upon delivery of products and customer acceptance.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash balances, bank overdrafts, deposits and other short-term, highly liquid investments that are readily convertible to cash and are subject to insignificant risk of changes in value

2. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

(g) Debtors

Known bad debts are written off and specific provision is made for any receivables considered to be doubtful of collection. In addition, a general provision based on a percentage of trade debtors is made to cover possible losses which are not specifically identified.

3. TURNOVER

Turnover represents net of spa revenue and retails sales after deducting commissions charged and government tax.

4. PROFIT/(LOSS) BEFORE TAXATION

(i) This is stated after charging:-

	2000 RM	1999 RM
Auditors' remuneration	15,200	15,200
Depreciation of fixed assets	13,017	5,549
Directors fees	12,000	7,839
Rental expenses	-	55,724

(ii) Employees' information

	2000	1999
Staff cost	620,601	252,491
No of employees (excluding Directors)	43	19

5. TAXATION

	2000	1999
Malaysian taxation based on results for the year :-		
- Current	105,077	-

The effective tax rate of the Company is lower than the statutory rate due to utilisation of unabsorbed tax losses brought forward.

6. FIXED ASSETS

	Building improvement RM	Equipment RM	Furniture RM	Total RM
Cost				
As at 1 January 2000	51,300	6,582	5,401	63,283
Additions	-	-	3,875	3,875
As at 31 December 2000	51,300	6,582	9,276	67,158
Accumulated Depreciation				
As at 1 January 2000	3,750	627	1,172	5,549
Charge for the year	8,100	1,646	3,266	13,012
As at 31 December 2000	11,850	2,273	4,438	18,561
Net Book Value				
At 31 December 2000	39,450	4,309	4,838	48,597
At 31 December 1999	47,550	5,955	4,229	57,734
Depreciation for 1999	3,750	627	1,172	5,549

7. HOLDING AND RELATED COMPANIES

The holding company is Mandara Spa Asia Limited (formerly known as SPA Partner Asia Limited), a company incorporated in British Virgin Islands.

Related companies refer to companies within the Mandara Spa Asia Limited group of companies.

8. SHARE CAPITAL

	2000 RM	1999 RM
Authorised:-		
100,000 Ordinary shares of RM1 each	100,000	100,000
Issued and fully paid:		
2 Ordinary shares of RM1 each	2	2

9. RETAINED PROFIT

Based on the estimated tax credits available, the entire retained profit of the Company is available for distribution by way of dividend without the Company having to incur additional tax liability.

10. SIGNIFICANT INTER-COMPANY TRANSACTION

	2000 RM	1999 RM
License fees charged by holding company	126,152	-

The Directors of the Company are of the opinion that the above transactions were in the normal course of business and had been established under terms mutually agreed between the companies.

11. COMPARATIVE FIGURES

The presentation of the account for the current year is changed to adopt the format as prescribed in Malaysian Accounting Standards Board (MASB) Standard No. 1 - Presentations of Financial Statements. Comparative figures are reclassified to conform with this presentation, where necessary.

Company No: 476489-H

STATEMENT BY DIRECTORS
PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT 1965

We, **JEFFREY MATTHEWS** and **MARK ALAN EDLESON**, being two of the Directors of **MANDARA SPA (MALAYSIA) SDN BHD**, do hereby state that, in the opinion of the Directors, the accounts set out on pages 4 to 12 are drawn up in accordance with approved accounting standards in Malaysia so as to give a true and fair view of:-

(i) the state of affairs of the Company as at 31 December 2000 and of the results of the Company for the year ended on that date; and

(ii) the cash flows of the Company for the year ended 31 December 2000.

On behalf of the Board.

JEFFREY MATTHEWS)
)
) **DIRECTORS**
)
)
MARK ALAN EDLESON)

Bali, Indonesia

STATUTORY DECLARATION
PURSUANT TO SECTION 169(16) OF THE COMPANIES ACT 1965

I, **MARK ALAN EDLESON**, the person primarily responsible for the financial management of **MANDARA SPA (MALAYSIA) SDN BHD**, do, solemnly and sincerely, declare that the accounts set out on pages 4 to 12 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed **MARK ALAN EDLESON** at Bali, Indonesia on

MARK ALAN EDLESON

Before me.



Public Accountants
4th Floor, Kompleks Antarabangsa
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia.

Mail Address
P.O. Box 10068
50704 Kuala Lumpur, Malaysia

Phone (03) 2144-2333
Fax (03) 2141-0676
(03) 2144-5610
www.ey.com

Company No: 476489-H

REPORT OF THE AUDITORS TO THE MEMBERS OF MANDARA SPA (MALAYSIA) SDN BHD

We have audited the accounts set out on pages 4 to 13. These accounts are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these accounts based on our audit.

We conducted our audit in accordance with approved standards of auditing in Malaysia. These standards require that we plan and perform the audit to obtain reasonable assurance that the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accounts are properly drawn up in accordance with the provisions of the Companies Act 1965 and approved accounting standards in Malaysia so as to give a true and fair view of:-

  (i) the state of affairs of the Company as at 31 December 2000 and of the results and the cash flows of the Company for the year then ended; and

  (ii) the matters required by Section 169 of the Companies Act 1965 to be dealt with in the accounts.

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act

ERNST & YOUNG AF: 0039
Public Accountants

Mohd Sukarno bin Tun Sardon 1697/03/03(J)
Partner
Kuala Lumpur



[illegible]
Tel. [illegible]
Fax [illegible]
[illegible] Building
Tower I, 13th Floor
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190, Indonesia
P.O. Box 1973 Jakarta 10019

Report of Independent Auditors

The Shareholders and the Board of Directors
PT [illegible] Indonesia

We have audited the balance sheets of PT [illegible] Indonesia (the Company) as of December 31, 2000 and 1999, and the related statements of profit and loss, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT [illegible] Indonesia as of December 31, 2000 and 1999, and the results of its operations, changes in equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in Indonesia.

As described in Note 13 to the financial statements, the financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company has incurred a cumulative loss of Rp1,4[illegible] as of December 31, 2000 resulting in a shareholders' capital deficiency of Rp4[illegible]. At December 31, 2000, the current liabilities exceed current assets by Rp1,3[illegible] which has resulted in a deficiency of net working capital. The assumption of the Company's going concern is dependent upon the continued financial support of the Company's shareholders. Further, Note 16 to the financial statements includes a summary of the effects that adverse economic conditions have had on the Company, as well as measures that the Company has implemented or plans to implement in response to these conditions. The accompanying financial statements as of December 31, 2000 include the effects of the economic conditions to the extent they can be determined and estimated.

Drs. [illegible]
License No. [illegible]

February 24, 2001

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices utilized to audit such financial statements may differ from those generally accepted in countries and jurisdictions other than Indonesia. Accordingly, the accompanying financial statements and the auditors' report thereon are not intended for use by those who are not informed about Indonesian accounting principles and auditing standards, and their application in practice.

PT [illegible] Indonesia
Balance Sheets
December 31, 2000 and 1999
(Expressed in Rupiah)

	Notes	2000	1999
Assets			
Current assets			
Cash and cash equivalents	[illegible]	[illegible]	[illegible]
Accounts receivable	[illegible]	[illegible]	[illegible]
Due from related parties	[illegible]	[illegible]	[illegible]
Inventories	[illegible]	[illegible]	[illegible]
Prepaid [illegible]		[illegible]	[illegible]
Prepaid taxes	[illegible]	-	[illegible]
Other current assets		[illegible]	[illegible]
Total current assets		[illegible]	[illegible]
Non-current assets			
Fixed assets, net of accumulated depreciation of Rp[illegible] (1999 - Rp[illegible])	[illegible]	[illegible]	[illegible]
Deferred charges, net of accumulated amortization of Rp[illegible] (1999 - Rp[illegible])	[illegible]	[illegible]	[illegible]
Total non-current assets		[illegible]	[illegible]
Total assets		[illegible]	[illegible]

	Notes	2000	1999
Liabilities and shareholders' capital deficiency			
Current liabilities			
Accounts payable	[illegible]	[illegible]	[illegible]
Accrued liabilities	[illegible]	[illegible]	[illegible]
Due to related parties	[illegible]	[illegible]	[illegible]
Taxes payable	[illegible]	[illegible]	[illegible]
Advance deposits		-	[illegible]
Other current liabilities		[illegible]	[illegible]
Total current liabilities		[illegible]	[illegible]
Long-term liabilities	[illegible]	-	[illegible]
Total liabilities		[illegible]	[illegible]
Shareholders' capital deficiency			
Share capital			
Authorized, issued and fully paid - [illegible] shares at par value Rp[illegible] each	[illegible]	[illegible]	[illegible]
Deposits for future stock subscriptions	[illegible]	-	[illegible]
Accumulated deficit		[illegible]	[illegible]
Total shareholders' capital deficiency		[illegible]	[illegible]
Total liabilities and shareholders' capital deficiency		[illegible]	[illegible]

The accompanying notes to the financial statements are an integral part of these financial statements.

PT [illegible] Indonesia
Statements of Profit and Loss
Years ended December 31, 2000 and 1999
(Expressed in Rupiah)

	Notes	2000	1999
Net revenues	2c	14,[illegible]	11,[illegible],354,533
Cost of revenues		4,[illegible]	3,21[illegible],571,781
Gross profit		10,[illegible]	7,[illegible]
Operating expenses:			
Employee costs		2,[illegible],410	2,230,761,780
General and administrative		1,[illegible]	1,112,[illegible]
Marketing		321,[illegible]	420,627,148
		[illegible],731	3,784,[illegible],747
Operating Profit		5,[illegible]	4,111,[illegible]
Other income/(expenses):			
Provision for tax administration costs		([illegible],347,716)	-
Trademark and name license fees	3	(2,[illegible]1,155)	(1,765,287,403)
Technical assistance	3	(1,273,941,[illegible])	(845,[illegible],000)
Foreign exchange (loss)/gain		(611,157,561)	142,574,202
Interest income		67,[illegible]	57,[illegible]
Interest expense		(51,[illegible])	([illegible])
Miscellaneous income/(expenses) - net		348,353,221	(260,[illegible])
		(4,847,[illegible])	(3,[illegible])
Profit before corporate income tax		[illegible]	1,152,[illegible]
Corporate income tax	2n, 12a	813,[illegible]	340,458,775
Net (loss)/profit		([illegible])	811,[illegible]

The accompanying notes to the financial statements are an integral part of these financial statements

PT [illegible] Indonesia
Statements of Changes in Equity
Years ended December 31, 2000 and 1999
(Expressed in Rupiah)

	Share Capital	Deposit for future subscriptions	Accumulated Deficit
Balance December 31, 1998	200,000,000	300,000,000	(1,995,994,831)
Net profit for the year			811,986,027
Balance December 31, 1999	200,000,000	300,000,000	(1,184,008,804)
Net loss for the year			(223,[illegible],808)
Paid in capital	800,000,000	(300,000,000)	
Balance December 31, 2000	1,000,000,000	-	(1,4[illegible],832)

The accompanying notes to the financial statements are an integral part of these financial statements.

PT [illegible] Indonesia
Statements of Cash Flows
Years ended December 31, 2000 and 1999
(Expressed in Rupiah)

	2000	1999
Cash Flows from Operating Activities:		
Profit before corporate income tax	[illegible],[illegible].7[illegible]	1,1[illegible]
Adjustments to reconcile profit before corporate income tax to net cash used in operating activities:		
Foreign exchange (gain)/loss due to restatement of foreign currency denominated liabilities	315,541,[illegible]	(173,[illegible]7,[illegible]50)
Depreciation of fixed assets	172,[illegible],676	171,[illegible]
Amortization of deferred charges	[illegible]	35,185,[illegible]
Provision for tax [illegible]	5[illegible],347,715	-
Provision for gratuity	77,32[illegible]	-
Interest expense	[illegible],348,[illegible]	29[illegible],345,4[illegible]
Decrease/(increase) in accounts receivable	[illegible],481,0[illegible]	(1,2[illegible])
Increase in due from related parties	(1,[illegible],645,7[illegible])	(2[illegible],1[illegible])
Decrease/(increase) in inventories	[illegible],670,679	([illegible],[illegible]0,425)
(Increase)/decrease in prepaid expenses	(5,2[illegible],113)	[illegible],431,[illegible]
Decrease/(increase) in prepaid tax	204,781,3[illegible]	(257,673,[illegible]04)
Increase in other current assets	([illegible],480,281)	(71,1[illegible])
Increase in deferred charges	-	([illegible])
(Decrease)/increase in accounts payable	(1,400,504,72[illegible])	1,717,177,[illegible]
Increase in accrued liabilities	10[illegible],[illegible]77	333,382,356
Increase/(decrease) in due to related parties	[illegible]331,[illegible]	([illegible])
Increase in [illegible] payable	71[illegible],[illegible],078	1,[illegible],[illegible],476
Decrease in advance deposits	(31,[illegible])	(67,378,913)
Increase in other current liabilities	1,[illegible]	[illegible]5,436
Corporate income tax paid	(10,152,201)	([illegible],175)
Interest paid	([illegible]1,348,02[illegible])	-
Net cash provided by operating activities	2,14[illegible]	1,[illegible],143,[illegible]72
Cash Flows from Investing Activities:		
Purchase of fixed assets	(1[illegible],188,416)	(3[illegible],987,218)
Net cash flow used in investing activities	(1[illegible])	([illegible])
Cash Flows from Financing Activities:		
Repayment of loan	(812,627,365)	(2,350,285,700)
Paid in capital	500,000,000	-
Net cash flow used in financing activities	([illegible])	(2,[illegible],700)
Net increase/(decrease) in cash and cash equivalents	1,[illegible]	(1,[illegible])
Cash and cash equivalents at beginning of the year	806,790,162	1,[illegible],919,40[illegible]
Cash and cash equivalents at end of the year	2,4[illegible]	[illegible],7[illegible]

The accompanying notes to the financial statements are an integral part of these financial statements.

(Expressed in Rupiah)

1. General

PT [illegible] Indonesia ("the Company") is a limited liability company established in Indonesia (under the name of PT [illegible] [illegible]) by virtue of Notary Deed No. 73 dated May 22, 1995 of R. [illegible] [illegible], SH and as subsequently amended. The deed of establishment was approved by the Minister of Justice in his decision letter No. C2-14.861.HT.01.01.Th 95 dated November 10, 1995. The Company's Articles of Association were amended, under Notary Deed No. 5 dated February 12, 1999 of Zacharias Omawele, SH to reflect the change of the Company's name to PT [illegible] Indonesia and the changes to the Company's objectives. The amended Articles of Association were registered and approved by the Minister of Laws and Legislation No.C-1400HT.01.04.Th.2000 and No. C-1369.HT.01.04 Th.2000, both dated February 4, 2000.

The latest amendments to the Company's Articles of Association were under Notary Deed No. 9 dated February 11, 2000 of Zacharias Omawele, SH to reflect changes of the shareholders composition and the Company's status as foreign investment company based on the Decree of Capital Investment Coordinating Board No. [illegible] dated April 23, 1999. The amendments have been approved by the Minister of Laws and Legislation in its letter No. C-8775 HT.01.04.Th.2000 dated May 5, 2000.

The Company's head office is in [illegible]. It is licensed to engage in management consultation. As of December 31, 2000, the Company employed [illegible] people. Currently the Company develops spa treatments and product services. The Company commenced its commercial operations on May 1, 1996.

The composition of the Company's Boards of Commissioners and Directors as at December 31 2000 is as follows:

Board of Commissioners	Board of Directors
Thomas M. [illegible] - President Commissioner	Mark Alan Edleson - President Director
Oide Renardi Lukita	Franky Tjahyadikarta

2. Summary of Significant Accounting Policies

Set out below is a summary of the significant accounting policies adopted by the Company in the preparation of its financial statements.

a) Basis of Preparation of its Financial Statements

The financial statements have been prepared on the basis of historical costs in accordance with generally accepted accounting principles as adopted in Indonesia.

The cash flow statement has been prepared using the indirect method.

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimations and assumptions that affect amounts reported therein. Due to inherent uncertainty in making estimations, actual results reported in future periods may be based on amounts which differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

c) Foreign Currency Transactions and Balances

The Company maintains its accounting records in Rupiah. Transactions involved in currencies other than Rupiah are recorded at the prevailing rates of exchange in effect on the date of the transactions.

At the balance sheet date, all foreign currency monetary assets and liabilities have been translated at the middle exchange rates at that date. The net foreign exchange gains or losses arising are recognised in the current year's statement of profit and loss.

Exchange rates used as of December 31, 2000 and 1999 were as follows:

	2000	1999
US Dollar 1	[illegible]	7,100

d) Revenue Recognition

Revenue is recognised when services are rendered or goods are delivered to customers. Net revenue includes commissions paid based on the contracts with each hotel.

e) Cash and Cash Equivalents

For the purpose of the Cash Flow Statements, cash and cash equivalents consist of cash on hand and in banks, and short-term deposits with maturities of not more than three months.

f) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is based on the average method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated cost necessary to make the sale.

g) Deferred Charges

Deferred charges represent renovation costs in [illegible] office and at some other site locations. Deferred charges are amortized over the related period of premises rental or other contractual agreement.

h) Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Fixed assets are depreciated using the declining method based on the estimated useful lives of the assets using the annual rates as follows:

	Rates
Furniture and fixtures	50%
Office equipment	25%
Transportation equipment	25%

2. Summary of Significant Accounting Policies (continued)

h) Fixed Assets (Continued)

The cost of repairs and maintenance is charged to income as incurred; significant renewals or betterments are capitalized. When assets are retired or otherwise disposed of, their carrying value and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the profit and loss for the year.

i) Corporate Income Tax

Provision for corporate income tax is determined on the basis of estimated taxable income for the year. No deferred tax is provided for the timing differences in the recognition of income and expenses for financial reporting and income tax purposes.

j) Related Parties

Related parties are defined as:

i) enterprises that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company. (This includes holding companies, subsidiaries and fellow subsidiaries);

ii) associated enterprises;

iii) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of the families of any such individual; and

iv) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including commissioners, directors and officers of companies and close members of the families of such individuals; and

v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence; this includes enterprises owned by commissioners, directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

k) Reclassification

Certain 1999 account balances have been reclassified to conform with the 2000 financial statements presentation.

3. Operation Agreements

The Company has entered into the following operating agreements with the Spa Services Asia Limited ("SSAL")

1. *Technical Service fee*
On January 2, [illegible], the Company entered into the Technical Service Agreement with SSAL. Under this agreement, SSAL agrees to assist with the recruitment and training of the initial staff of each hotel spa [illegible] operated by the Company both in Indonesia and abroad, budgeting and financial planning, sales and marketing advice, advising the General Manager to supervise the work of the Operations Manager and Training Manager in the execution of their work. The initial operating term was for two consecutive one year periods ended December 1999. For this service, the Company should pay an annual fee of USD100,000, net of all local Indonesian deductions and withholding taxes.

PT [illegible]
Notes to the financial statements
December 31, 2000 and 1999
(Expressed in Rupiah)

3. Operation Agreements (continued)

1 *Technical Service fee (continued)*
The agreement has been extended on January 1, 2000 for a period of 2 years to the end of December 2001. The Company should pay a monthly fee of USD10,000 net of all local Indonesian deductions and withholding taxes

2 *Trademark License fee*
On [illegible] 25, 1997 the Company entered into a Trade Mark License Agreement with SSAL. Under this agreement, the Company agrees to pay a royalty of 3% of gross revenue in order to use the trade mark of [illegible] Spa and its logo as part of its trade marks and upon and/or in relation to the Company's stationery and any other kind of goods, services and advertising. Payment will be made semi annually in US Dollars. The royalty was waived until calendar year 1999 to assist the Company in its early operations. The terms of the agreement shall continue in full force and effect for so long as the Company continues to use the trademarks as part of its trademark

3. *Name License fee*
On November 24, 1997, the Company entered into the Name License Agreement with SSAL. Under the agreement, the Company agrees to pay a royalty of [illegible]% of gross revenue in order to use the name "[illegible]" as part of its corporate name and upon and/or in relation to the Company's stationery and any other kind of goods, services and advertising. Payment will be made semi annually in US Dollars. The royalty was waived until calendar year 1999 to assist the Company in its early operations. The terms of the agreement shall continue in full force and effect for so long as the Company continues to use the "[illegible]" name as part of its own corporate name

4. Cash and Cash Equivalents

	2000	1999
Cash on hand	25,[illegible],114	25,024,424
Cash in banks:		
US Dollar accounts:		
Bank Central Asia	614,[illegible]	38,174,[illegible]
Bank Negara Indonesia	10,316,201	2,107,[illegible]
Bank Niaga	78,515,[illegible]	3,263,[illegible]
HongKong Shanghai Bank Corporation	-	9[illegible],[illegible]7,272
	70[illegible],[illegible],1[illegible]	1[illegible]
Rupiah accounts		
Bank Central Asia	1,[illegible]4,713,[illegible]	5[illegible].[illegible].507
Bank Negara Indonesia	143,617,[illegible]	45,744,7[illegible]
Bank Niaga	7,[illegible]	6,[illegible],25[illegible]
HongKong Shanghai Bank Corporation	-	27,076,672
	1,71[illegible],[illegible],164	[illegible]
	2,444,[illegible]	78[illegible],7[illegible],1[illegible]
Time deposits:		
Bank Central Asia - Rupiah	12,500,000	20,000,000
	2,4[illegible]7,[illegible]	[illegible]6,7[illegible]

(Expressed in Rupiah)

5. Accounts Receivable

	2000	1999
PT Cameron Sukses	348,472,380	253,434,480
PT [illegible] Village	222,814,484	169,158,783
PT Pari Zucri	198,815,330	82,871,000
PT Griya Bali Dupa	165,816,485	68,368,398
PT [illegible] Bahana	114,107,331	99,830,974
Japan Travel Bureau	91,847,800	22,185,000
The Bali Luxury Villas	80,127,949	36,144,541
PT Sanggul Pratama International	64,673,400	26,806,265
PT Mirawati Hotel Development Corporation	64,153,885	41,754,443
PT Nusacoro Interpacific Indonesia	63,365,760	30,716,181
PT Istana Putri Mandalika	33,386,361	26,830,211
PT Abadi Bali	30,821,800	-
Others	15,943,884	49,830,833
	1,448,741,388	906,816,320

Certain accounts included previously in the 1999 accounts receivable totaling Rp1,978,716,088 have been reclassified to due from related parties to conform with the presentation in 2000.

6. Inventories

Material products	260,752,080	161,266,190
Retail products	307,308,515	372,488,840
Operation products	84,082,003	148,812,154
Kitchen display	58,701,891	72,647,768
Printing and stationery	1,660,776	3,884,351
	714,477,354	749,167,033

7. Transactions and Balances with Related Parties

Due from related parties:

Mandara Spa Asia Ltd.	636,263,866	28,977,145
Mandara Spa (Guam) LLC	280,277,988	313,801,094
Mandara Spa Hawaii (USA)	263,363,972	-
Mandara Spa Cruise Ship Division	251,585,307	-
PT Bukit Payangan	149,488,368	87,665,344
Spa Partners (South Asia) Ltd.	77,048,436	237,874,043
Mandara Spa (Malaysia) Sdn. Bhd.	55,382,403	428,342,686
PT Mandara Alila	36,086,122	28,380,282
PT Trigana Putra Mandiri	20,914,843	21,471,835
Mandara Spa (Thailand) Ltd.	14,380,964	71,821,110
PT Bali Ocean Magic	-	2,470,886
	1,810,887,887	1,199,898,425

(Expressed in Rupiah)

7. Transactions and Balance with Related Parties (continued)

	2000	1999
Due to related parties:		
Spa Services Asia Limited	3,3[illegible],367	1,674,[illegible],195
PT Bali Dadan Magic	30,[illegible]	35,[illegible],700
PT Bukit Payangan	2,[illegible],212	16,[illegible],812
PT Trigana Putra Mandiri	1,717,[illegible]	[illegible]
PT Mandara Alit	-	4,7[illegible]
	[illegible]	1,731,[illegible]

Significant transactions with Spa Services Asia Limited:

	2000	1999
Management fees:		
Technical assistance fee	1,37[illegible]	[illegible],000
Trademark fee	[illegible]	519,033,313
License fee	1,[illegible],176	[illegible],521
	3,727,[illegible]	2,0[illegible]

Significant transactions with other related parties

	2000	1999
Inventory sold to:		
Mandara Spa Hawaii (USA)	310,614,[illegible]	1[illegible],358,[illegible]
Mandara Spa (Malaysia) Sdn Bhd	[illegible],679,768	1[illegible],067,140
Mandara Spa Cruise Ship Division	77,410,[illegible]	31,[illegible]
Mandara Spa (Thailand) Ltd.	[illegible]	[illegible]
Spa Partners (South Asia) Ltd	[illegible],312,004	[illegible]
Mandara Spa Asia Ltd.	[illegible]	10,[illegible],313
	[illegible]	331,972,790
Expense reimbursement on freight, salaries and others to:		
Mandara Spa Hawaii (USA)	1,174,[illegible],951	[illegible],400,030
Mandara Spa (Malaysia) Sdn. Bhd	[illegible]	[illegible]
Mandara Spa Cruise Ship Division	[illegible]	2[illegible],277,[illegible]
Mandara Spa (Thailand) Ltd.	[illegible],208	20[illegible],127
Spa Partners (South Asia) Ltd.	2[illegible],807	187,[illegible],587
Mandara Spa Asia Ltd.	[illegible],139	[illegible],563
	3,01[illegible]	2,624,127,[illegible]

Transactions with related parties are made on an arms length basis.

PT [illegible] Indonesia
Notes to the financial statements
December 31, 2000 and 1999
(Expressed in Rupiah)

8. Fixed Assets

2000 movements

	January 1, 2000	Additions	Reclassification/ Deductions	December 31, 2000
Cost				
Office equipment	[illegible]	[illegible]	-	[illegible]
Furniture and fixtures	[illegible]	[illegible]	-	[illegible]
Transportation equipment	147,[illegible],000	-	-	147,[illegible],000
	[illegible]	[illegible]	-	[illegible]
Accumulated depreciation				
Office equipment	127,[illegible],540	111,218,1[illegible]	72,174,382	311,272,[illegible]
Furniture and fixtures	126,[illegible],314	40,121,200	-	167,[illegible]
Transportation equipment	133,[illegible],912	21,[illegible],188	(72,174,382)	[illegible]
	[illegible]	172,[illegible]	-	[illegible]
Net book value	431,148,[illegible]			4[illegible],340,12[illegible]

1999 movements

	January 1, 1999	Additions	Reclassification/ Deductions	December 31, 1999
Cost				
Office equipment	305,[illegible],710	197,[illegible],718	200,000	503,[illegible]
Furniture and fixtures	117,[illegible],915	[illegible]	(200,000)	1[illegible],415
Transportation equipment	74,[illegible],000	[illegible]	-	147,[illegible],000
	[illegible]	[illegible]	-	[illegible]
Accumulated depreciation				
Office equipment	[illegible],200	[illegible],250	-	1[illegible],540
Furniture and fixtures	8[illegible],148,214	41,784,100	-	12[illegible],314
Transportation equipment	[illegible],373,000	1[illegible],912	-	13[illegible],912
	[illegible]	17[illegible]	-	[illegible]
Net book value	[illegible]			431,148,[illegible]

9. Accrued Liabilities

	2000	1999
Provision for tax administration costs	[illegible],347,715	-
Service charges	[illegible]	2[illegible].013
Bonuses	2[illegible].791	219,[illegible]
Provision for gratuity	77,[illegible]	-
Audit fee	[illegible],000	[illegible],000
Others	51,[illegible].727	3[illegible].194
	1,347,[illegible]	[illegible].651

PT [illegible] Indonesia
Notes to the financial statements
December 31, 2000 and 1999
(Expressed in Rupiah)

10. Accounts Payable

	2000	1999
PT Cat[illegible] Sukses	178,[illegible]	[illegible],342,233
CV Putra Tailor	[illegible]	[illegible].878.000
PT Puri Zuqri	48,[illegible]	-
PT Wira Mandala [illegible]	31,300,[illegible]	17.4[illegible].600
PT [illegible]	38,[illegible]	-
CV Minyak Tanah [illegible]	[illegible]	35,000,000
PT W[illegible] Lotus	24,[illegible]	3.[illegible].160
PT Bali Moon	23,177,[illegible]	-
PT [illegible] Mobil	22,178,000	-
PT [illegible] Dewata	-	64,213,950
Arwood Furniture	-	22,131,200
Others (amounts below Rp20million)	289,327,115	257,980,650
	737,962,[illegible]	483,581,[illegible]

Certain accounts [illegible] previously in the 1999 accounts payable totaling Rp1,674,865,195 have been reclassified to due to related parties to conform with the presentation in 2000.

11. Long Term Liabilities

	2000	1999
Sierra Pacific LLC	-	610,019,1[illegible]
Pacific Century Capital Limited	-	202,508,110
	-	812,527,285

12. Taxation

a) Prepaid tax comprises of:

	2000	1999
Value added tax	-	257,763,804

PT [illegible] Indonesia
Notes to the financial statements
December 31, 2000 and 1999
(Expressed in Rupiah)

12. Taxation (continued)

a) Reconciliation of corporate income tax expense
The reconciliation between profit before corporate income tax, as shown in the statement of operations and estimated tax loss for the year is as follows:

	2000	1999
Income before corporate income tax per statement of profit and loss	[illegible]	1,152,054,803
Income subject to final tax - interest	[illegible]	57,65[illegible],488
Add:		
Permanent differences:		
- employee benefits in kind	817,[illegible],470	742,040,0[illegible]
- entertainment	12,341,001	15,547,845
- donations	-	[illegible],250,000
- withholding tax expense and penalties	1,118,12[illegible]	1[illegible],[illegible],877
- others	2[illegible],470,130	1[illegible]
	2,1[illegible],813,[illegible]	1,0[illegible]
Taxable income	2,707,117,[illegible]	2,1[illegible],[illegible],3[illegible]
Tax loss carried forward from previous years	-	(1,[illegible],4[illegible])
Taxable income subject to tax at standard statutory rates	2,707,117,[illegible]	1,135,[illegible]
Corporate income tax expense:		
Current tax expense representing final income tax on interest income	1[illegible],152,201	[illegible],532,175
Current tax expense on income subject to tax at standard statutory rates	803,3[illegible]	331,[illegible],601
	[illegible]	3[illegible],776

c) Taxes payable:

	2000	1999
Income tax expense on income subject to tax at standard statutory rates	803,3[illegible]	331,825,601
Less:		
Fiscal	[illegible]	15,000,000
Prepaid corporate income tax Article 25	[illegible],572,[illegible]	
Corporate income tax payable	760,813,1[illegible]	316,825,601
Other taxes payable:		
Withholding tax Article 26	1,[illegible],750,[illegible]	[illegible]
Value Added Tax	9[illegible],[illegible],505	914,4[illegible],272
Employee income tax Article 21	447,[illegible]	[illegible],972
Tax penalty 199[illegible] tax assessment	-	147,[illegible],[illegible]
Withholding tax Article 23	7[illegible],3[illegible],817	4,[illegible],264
	3,65[illegible],067,[illegible]	2,[illegible],850,810

12. Taxation (continued)

e) Taxes payable (continued)

This tax losses, subject to approval by the tax authorities may be carried forward and used to offset taxable income in any of the five years subsequent to the year in which the tax loss was incurred.

Under the taxation laws of Indonesia, the Company submits its tax return on the basis of self assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became due. Amendments to taxation obligations are recorded when an assessment is received or, if appealed against, when the result of the appeal is determined.

13. Share Capital

The composition of the shareholders and their respective ownership percentages are as follows:

Shareholders	Number of Shares subscribed issued and fully paid 2000	1999	Percentage of ownership 2000	1999	Amount (in Rp thousands) 2000	1999
Mandara Spa Asia Limited	990	-	99	-	990,000	-
Spa Partner (South Asia) Limited	10	-	1	-	10,000	-
Franky Tjahyadikarta	-	100	-	50	-	100,000
Olda Rafael Lukas	-	100	-	50	-	100,000
	1,000	200	100	100	1,000,000	200,000

Based on Notarial Deed no. 3 dated February 10, 1999, the Company's authorized capital has been increased from 200 to 1000 shares with a nominal value of Rp1.000.000 each. This change has been approved by the Minister of Laws and Legislation under decree No. C-1450 HT.01.04.Th.2000 on February 4, 2000.

14. Deposits for Future Stock Subscriptions

	2000	1999
Franky Tjahyadikarta	-	150,000,000
Olda Rafael Lukas	-	150,000,000
	-	300,000,000

The above deposits in 1999 represent payments in advance for 300 shares with a nominal value of Rp1,000,000 each. The amounts have been transferred to paid in capital upon approval of the change of the Company's authorized capital by the Minister of Justice No. C-1450 HT.01.04.Th 2000 dated February 4, 2000.

14. Current Economic Conditions and Going Concern

Many Asia Pacific countries, including Indonesia, have experienced severe economic difficulties related to currency depreciations, volatile stock markets and slow growth in growth or even negative economic growth. Some economic improvements or indications of recovery have been achieved but continuation of the economic improvements and recovery are dependent upon several factors such as fiscal and monetary action being undertaken by the Government and other actions that are beyond the control of the Company.

The operations of the Company may be affected for the foreseeable future by the adverse economic conditions in Indonesia. During the years ended December 31, 2000 and 1999, the Company has incurred continuing net losses resulting in a shareholders' equity deficiency of Rp407,590,552 (1999: Rp[illegible]). Furthermore, the Company's current liabilities exceed its current assets by Rp1,338,808,272 (1999: Rp[illegible]). The Company has implemented, or plans to implement, in response to these conditions, a strategic management plan with the main focus on cost cutting and improving efficiency and the shareholders have contributed additional paid up capital. The Company's management believes that such actions will enable the Company to continue to operate as a going concern. Accordingly, the financial statements have been prepared assuming that the Company will continue as a going concern.




ERNST & YOUNG
Prasetio, Sarwoko & Sandjaja

Registered Public Accountants
[illegible]
Jakarta Stock Exchange Building
Tower I, 13th Floor
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190, Indonesia
P.O. Box 1973, Jakarta 10019

Phone : (021) 515 [illegible]
Fax : (021) 515 [illegible]

Report of Independent Auditors

The Shareholders and Board of Directors
Mandara Spa Asia Limited
(Formerly Spa Partners Asia Limited) and its Subsidiaries

We have audited the accompanying consolidated balance sheets of Mandara Spa Asia Limited (formerly Spa Partners Asia Limited) (the Company) and its Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of profit and loss, changes in equity, and cash flows for the year ended December 31, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mandara Spa Asia Limited and its Subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations, changes in equity and their cash flows for the years then ended in conformity with International Accounting Standards.

[illegible]
Licence No. [illegible]

February 24, 2001

The standards, procedures and practices utilized to audit such consolidated financial statements may differ from those generally accepted in countries and jurisdictions other than Indonesia. Accordingly the auditors' report thereon is not intended for use by those who are not informed about Indonesian auditing standards, and their application in practice.

Mandara Spa Asia Limited and its Subsidiaries
(Formerly Spa Partners Asia Limited and its Subsidiary)
Consolidated Balance Sheets
December 31, 2000 and 1999
(Expressed in US Dollars)

	Notes	2000	1999
Assets			
Current assets			
Cash and cash equivalents	4a,6	613,476	87,[illegible]
Accounts receivable	5	326,004	93,722
Due from related parties	4j,7	[illegible]	6,347
Inventories	8	14,017	-
Advances and prepayments	9	10,[illegible]	-
Other current assets		-	4,114
Total current assets		1,012,[illegible]	[illegible]
Non-current assets			
Investment	4d,10	190,077	-
Fixed assets, net of accumulated depreciation of US$[illegible] (1999 - US$[illegible])	4f,11	35,342	5,320
Deferred charges, net of accumulated amortization of US$12,[illegible] (1999 - US$[illegible])	4i,10	63,340	12,613
Total non-current assets		[illegible]	17,[illegible]
Total assets		1,[illegible]	[illegible]

	Notes	2000	1999
Liabilities and shareholders' equity			
Liabilities:			
Trade payables	13	70,910	-
Accrued liabilities	14	210,094	3,115
Due to related parties	4j,7	2,700	-
Advances from shareholders	15	-	14,880
Taxes payable	17a	390,063	-
Other payables	18	10,000	102,219
Total liabilities		732,[illegible]	120,[illegible]
Shareholders' equity			
Share capital common stock with nominal value of US$1 per share; authorized capital 50,000 shares, issued and paid in capital 10,000 shares (1999 - 100 shares)	10	10,000	100
Excess of purchase price over net assets of business acquired	2	(398,111)	-
Translation adjustment	4e	614,441	-
Retained earnings		841,630	93,[illegible]
Total shareholders' equity		[illegible]	94,[illegible]
Total liabilities and shareholders' equity		1,[illegible]	214,490

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Mandara Spa Asia Limited and its Subsidiaries
(Formerly Spa Partners Asia Limited and its Subsidiary)
Consolidated Statements of Profit and Loss
Year ended December 31, 2000 and 1999
(Expressed in US Dollars)

	Notes	2000	1999
Net revenues	4f	3,180,385	850,761
Cost of revenues		1,068,898	60,010
Gross profit		[illegible]	[illegible]
Operating expenses:			
Employee expenses		701,038	177,952
General and administrative expenses		387,954	97,595
Marketing expenses		[illegible]	11,794
Operating expense		1,151,978	287,341
Operating Profit		[illegible]	222,410
Other income/(expenses):			
Income from transfer of Shareholders' assets	10	283,708	-
Sales of spa products		75,389	-
Management fee from associated company		20,900	-
Provision for tax administration costs		(58,228)	-
Foreign exchange loss		(198,583)	(968)
Depreciation and amortization		(34,803)	(1,895)
Share of net profits of associated company		12,298	-
Interest income		7,931	-
Interest expense		(8,017)	-
Pre acquisition profit of subsidiary		(8,814)	-
Others – net		28,541	(6,878)
Total other expenses		104,984	(9,721)
Profit before corporate income tax		1,068,485	212,679
Corporate income tax	17b	186,491	42,808
Net Profit		[illegible]	[illegible]

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Mandara Spa Asia Limited and its Subsidiaries
(Formerly Spa Partners Asia Limited and its Subsidiary)
Consolidated Statements of Changes in Equity
Years ended December 31, 2000 and 1999
(Expressed in US Dollars)

	Share Capital	Excess of purchase price over net assets of business acquired	Translation adjustment	Retained Earnings/ (Accumulated deficit)
Balance December 31, 1998	100			(280)
Net profit				109,871
Dividend				(75,807)
Balance December 31, 1999	100			93,884
Additional paid up capital	9,900			
Translation adjustment			814,441	
Business combination		(336,111)		
Net profit				881,982
Dividend (see note 19)				(134,293)
Balance December 31, 2000	10,000	(336,111)	814,441	841,063

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Mandara Spa Asia Limited and its Subsidiaries
(Formerly Spa Partners Asia Limited and its Subsidiary)
Consolidated Statements of Cash Flows
Years ended December 31, 2000 and 1999
(Expressed in US Dollars)

	Notes	2000	1999
Cash Flows from Operating Activities:			
Profit before corporate income tax		1,0[illegible]	212,679
Adjustments to reconcile profit before corporate income tax to net cash used in operating activities:			
Depreciation of fixed assets		27,[illegible]	2,368
Amortization of deferred charges		7,[illegible]	[illegible]7
Provision for tax administration costs		[illegible]	-
Provision for gratuity		[illegible]	
Share of profits of associated company		(12,2[illegible])	-
Income from transfer of Shareholders' assets	10	([illegible],703)	-
Translation adjustments		7[illegible]	-
Interest expense		[illegible],017	
Decrease/(Increase) in accounts receivable		[illegible]	([illegible]7,103)
Increase in other receivable		-	(3,876)
Decrease in due from related parties		[illegible]	-
Decrease in inventories		[illegible],775	-
Decrease in advances and prepayments		37,[illegible]	-
Increase in other current assets		(4,[illegible])	([illegible],347)
Decrease in trade payables		([illegible])	-
Increase in due to related parties		(1[illegible])	
Increase in taxes payable		118,501	-
Increase in other payable		[illegible]	83,236
Increase in accrued expenses		7[illegible]	2,[illegible]
Interest paid		([illegible],017)	-
Corporate income tax payment		([illegible],772)	([illegible])
Net cash provided by operating activities		[illegible]	[illegible]
Cash Flows from Investing Activities:			
Purchase of fixed asset		(32,70[illegible])	([illegible])
Addition to deferred charges		([illegible],1[illegible])	(13,[illegible])
Net cash received from acquisition of subsidiaries	31	[illegible]	-
Net cash flow provided by/(used in) investing activities		[illegible]	([illegible])
Cash Flows from Financing Activities:			
Payment of dividends		(134,[illegible])	(75,[illegible])
Repayment of loan		(227,44[illegible])	
New paid up capital		[illegible]	-
Net cash flow used in by financing activities		([illegible])	([illegible])
Net increase in cash and cash equivalents		726,171	[illegible]
Cash and cash equivalents at beginning of the year		[illegible]	19,1[illegible]
Cash and cash equivalents at end of the year		[illegible]	[illegible]

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Mandara Spa Asia Limited and its Subsidiaries
(Formerly Spa Partners Asia Limited and its Subsidiary)
Notes to the consolidated financial statements
December 31, 2000 and 1999
(Expressed in US Dollars)

1. General

The consolidated financial statements of Mandara Spa Asia Limited (formerly Spa Partners Asia Limited) ("the Company") for the year ended December 31, 2000 were reported in accordance with the Directors' Report dated February 24, 2001.

Spa Partners Asia Limited was established by Certificate of Incorporation No. 289685 dated August 8, 1998 in the territory of the British Virgin Islands under the International Business Companies Act (CAP.291).

On August 16, 2000, the Company changed its name to Mandara Spa Asia Limited. The change has been certificated in the territory of the British Virgin Islands under the International Business Companies Act (CAP.291).

The Company's head office is in Bali, Indonesia. It has 19 employees as at December 31, 2000. During 2000 and 1999, the Company rendered spa services to the Taiuk Datai Resort Sdn. Bhd. under the Spa Technical Services Agreement (see Note 20).

2. Acquisition of Businesses

During the year ended December 31, 2000, the Company acquired 100% ownership of PT Mandaraspa Indonesia, Spa Partners (South Asia) Ltd. and Spa Services Asia Ltd. This acquisition of business reflects a continuation of the mutual sharing of risks and benefits that existed prior to the business combination. Accordingly, the transactions have been accounted for using the pooling of interest method. The difference between the amount recorded as share capital issued plus any additional consideration in the form of cash and the amount recorded for the share capital acquired should be adjusted against equity under account "Excess of purchase price over net assets of business acquired".

3. Information Regarding Subsidiaries and Associated Companies

The Company's ownership in its subsidiaries as of December 31, 2000 and 1999 is as follows:

	2000	1999
Mandara Spa (Malaysia) Sdn. Bhd.	100%	100%
Spa Partners (South Asia) Ltd.	100%	-
PT Mandaraspa Indonesia	100%	-
Spa Services Asia Ltd. (nominee by Reserve Cash Ltd.)	100%	-

Mandara Spa (Malaysia) Sdn. Bhd. ("MSM") was established for the Certificate of Incorporation on February 2, 1999 under the Law of Malaysia (Company Act. 1965). MSM's business and head office are in Malaysia.

PT Mandaraspa Indonesia (formerly PT Indoperkasa Pratama) ("MSI") is a limited liability company established in Indonesia by virtue of Notary Deed No. 72 dated May 23, 1996 of R. Arie Soetardjo, SH. MSI's business and head office are in Bali (Indonesia).

Spa Partners (South Asia) Limited ("SPSAL") is established through Certificate of Incorporation No. 354485 dated November 29, 1999 in the territory of the British Virgin Islands under the International Business Companies Act (CAP.291). SPSAL's business is in the Maldives and has its head office in Bali (Indonesia).

3. Information Regarding Subsidiaries and Associate (Continued)

Spa Services Asia Limited ("SSAL") is established through Certificate of Incorporation No. 311086 dated February 10, 1999 in the territory of the British Virgin Islands under the International Business Companies Act [CAP 291]. SSAL provides technical assistance to PT Mandaraspa Indonesia and Mandaraspa Malaysia Sdn. Bhd. under a technical assistance agreement.

Mandara Spa (Thailand) Ltd. - associate only (49% ownership as at December 31, 2000):
Mandara Spa (Thailand) Ltd. ("MST") was incorporated as a limited liability company under the laws of Thailand on January 20, [illegible]. MST operates in Thailand and its principal activity is healthcare service centers.

4. Summary of Significant Accounting Policies

Set out below is a summary of the significant accounting policies adopted by the Company in the preparation of its consolidated financial statements.

a) Basis of Preparation of its Consolidated Financial Statements

The consolidated financial statements have been prepared on the basis of historical costs in accordance with International Accounting Standards and Interpretations of the Standing Interpretation Committee.

The cash flow statement has been prepared using the indirect method.

b) Principles of consolidation

The consolidated financial statements include all subsidiaries that are controlled by the parent company, other than those excluded because control is assumed to be temporary or due to long term restrictions significantly impairing a subsidiary's ability to transfer funds to the parent company.

Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased.

Control is presumed to exist when more than 50% of subsidiary's voting power is controlled by the parent company or the parent company is able to govern the financial and operating policies of a subsidiary, or to control the removal or appointment of a majority of a subsidiary's board of directors.

All intercompany balances and unrealized profits arising from transactions between the parent and any of its subsidiaries or between subsidiaries have been eliminated.

c) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimations and assumptions that affect amounts reported therein. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates.

4. **Summary of Significant Accounting Policies (continued)**

d) Investment

Investments in associated companies are accounted for under the equity method of accounting. An associated company is one in which the Company holds, directly or indirectly, a minimum of 20% but no more than 50% of the voting power of the Company, or where the Company exercises significant influence but no control over the company.

e) Foreign Currency Transactions and Balances

The Company maintains its accounting records in US Dollars. Transactions in currencies other than US Dollars are recorded at the prevailing rates of exchange in effect on the date of the transactions. At the balance sheet date, all monetary assets and liabilities denominated in currencies other than US Dollars have been translated at the middle exchange rates at that date. The net foreign exchange gains or losses arising are recognized in the current year's statement of profit and loss.

Exchange rates used as of December 31, 2000 and 1999 were as follows:

	2000	1999
Rupiah (Rp) 10,000	1.04	1.41
Malaysian Ringgit (MYR) 1	0.26	0.26
Japanese Yen (¥) 100	0.87	[illegible]
Australian Dollar 1	0.55	0.65
Maldives Rufiyaa 100	8.53	-
Baht 100	2.39	-

For consolidation purposes, the financial statements of PT [illegible] Indonesia and [illegible] Sdn. Bhd. are consolidated into these consolidated financial statements using the following procedures:

i. the assets and liabilities, both monetary and non-monetary, are translated into US Dollars at the middle exchange rates at balance sheet date,
ii. revenues and expenses are translated into US Dollars at average exchange rates for the respective period of transactions incurred, and
iii. the resulting exchange difference is recognized as translation adjustment under the equity account.

f) Revenue and expense recognition

Revenue is recognized when services are rendered or goods are delivered to customers. Expenses are recognized as they are incurred (accrual basis).

g) Cash and Cash Equivalents

For the purposes of the Cash Flow Statements, cash and cash equivalents consist of cash on hand and in banks, and short term deposits with maturity of not more than three months.

h) Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Fixed assets are depreciated using the declining balance method based on the estimated useful lives of the assets applying the following rates:

	Rates
Furniture and fixtures	50%
Office equipment	25%
Transportation equipment	25%

(Expressed in US Dollars)

4. Summary of Significant Accounting Policies (continued)

h) Fixed Assets

The cost of repairs and maintenance is charged to income as incurred. When assets are retired or otherwise disposed of, their carrying value and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in profit for the year.

i) Deferred Charges

Deferred charges represent deferred renovation costs in PT Mandarasaba Indonesia and Spa Partners Asia Limited. Deferred charges are amortized over the related period of premises rental or other contractual agreement using straight-line method

j) Related Parties

Related parties are defined as:

i) enterprises that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company. (This includes holding companies, subsidiaries and fellow subsidiaries);
ii) associated enterprises;
iii) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives significant influence over the Company, and close members of the families of any such individual; and
iv) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and officers of companies and close members of the families of such individuals; and
v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence; this includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

5. Cash and cash equivalents

	2000	1999
Cash on hand	3,254	1,026
Cash in banks:		
Hong Kong Shanghai Banking Corporation - USD	483,566	86,278
Hong Kong Shanghai Banking Corporation - MYR	73,247	-
Bank Central Asia - Rp	163,078	-
Bank Central Asia - USD	64,051	-
BNI - Rp	14,958	-
BNI - USD	1,075	-
Bank Niaga - Rp	786	-
Bank Niaga - USD	8,152	-
Time Deposit - (Bank Central Asia - Rp)	1,303	-
	813,475	87,304

(Expressed in US Dollars)

	2000	1999
6. Accounts receivable		
Teluk Datai Resorts Sdn. Bhd.	30,411	23,474
Subsidiaries' debtors	298,493	73,308
	[illegible]	[illegible]
7. Transactions and balances with related parties		
Due from - related parties:		
Mandara Spa (Thailand) Ltd.	332,184	1,954
Mandara Spa Hawaii (USA)	55,886	-
Mandara Spa (Guam) LLC	29,886	-
Mandara Spa Cruise Ship Division	27,271	-
PT Bukit Payangan	15,980	-
PT Mandara Asia	3,782	-
PT Trigana Putra Mandiri	2,086	-
Spa Partners (South Asia) Ltd	-	4,393
	[illegible]	6,347
Due to - related parties:		
PT Bali Ocean Magic	2,150	-
PT Bukit Payangan	380	-
Shareholders	200	-
PT Trigana Putra Mandiri	179	-
	2,709	
Significant transactions with others related parties:		
Management fee charged by Mandara Spa (Thailand) Ltd.	20,000	-
Inventory sold to:		
Mandara Spa Hawaii (USA)	37,440	-
Mandara Spa Cruise Ship Division	9,071	-
Mandara Spa (Thailand) Ltd.	7,836	-
Expenses reimbursement on freight, salary and others to:		
Mandara Spa Hawaii (USA)	137,826	-
Mandara Spa Cruise Ship Division	33,349	-
Mandara Spa (Thailand) Ltd.	130,840	-
Transfer of shareholders' debtors due from Mandara Spa (Thailand) Ltd (Baht6,563,518) - see Notes 10	143,815	

Mandara Spa Asia Limited and its Subsidiaries
(Formerly Spa Partners Asia Limited and its Subsidiary)
Notes to the consolidated financial statements
December 31, 2000 and 1999
(Expressed in US Dollars)

8 Inventories

	2000	1999
National products	27,178	-
Retail products	30,585	-
Operational products	9,863	-
Kitchen display	6,318	-
Printing and stationery	173	-
	74,047	-

9. Advances and Prepayments

	2000	1999
Prepayment:		
Insurance	5,707	-
Rent	7,1[illegible]	-
Housing allowance	4,904	-
Other	1,008	-
	18,725	-
Advance payment	12,164	-
	30,[illegible]	-

10. Investment

Mandara Spa (Thailand) Ltd.		
Cost of acquisition (Baht 4,900,000)	117,788	-
Current year share of profit (Baht 528,782)	12,289	-
	130,077	-

On April 24, 2000, the Company signed share transfer documents with each of Pacific Century Capital Ltd (PCC) and Sierra Pacific Investments LLC (SPI). Under these documents, PCC and SPI transferred to the Company 12,250 shares and 36,750 shares, respectively, in the register of shareholders of Mandara Spa (Thailand) Ltd. at a total par value of Baht 4,900,000 or equivalent to US$117,788.

In addition to this restructuring, PCC and SPI have transferred their loans due from Mandara Spa (Thailand) Ltd. amounting to Baht 1,388,279.54 (equivalent US$33,185) and Baht 4,166,138.81 (equivalent US$110,760), respectively, to the Company based on general assignment letters which were signed on April 27, 2000.

The Company has recognised the above transfer of shareholders' assets in Mandara Spa (Thailand) Ltd. in 2000 as other income totaling US$283,703

(Expressed in US Dollars)

11. Fixed Assets

2000 movements

	January 1, 2000	Acquisition of subsidiaries	Additions	Reclassification/ [illegible]	Exchange rate differences on translation	December 31, 2000
Cost						
Furniture and fixtures	1,948	[illegible]	[illegible]	-	[illegible]	[illegible]
Office equipment	5,740	70,[illegible]	22,800	-	([illegible])	79,[illegible]
Transportation equipment	-	[illegible]	-	-	([illegible])	18,[illegible]
Total	7,[illegible]	[illegible]	[illegible]	-	([illegible])	[illegible]
Accumulated depreciation						
Furniture and fixtures	571	17,[illegible]	[illegible]	-	([illegible])	[illegible]
Office equipment	1,797	18,012	[illegible]	7,[illegible]	([illegible])	37,411
Transportation equipment	-	18,[illegible]	2,[illegible]	(7,[illegible])	([illegible])	[illegible]
Total	2,[illegible]	[illegible]	27,[illegible]	-	([illegible])	[illegible]
Net book value	[illegible]					[illegible]

1999 movements

	January 1, 1999	Additions	Deductions	December 31, 1999
Cost				
Furniture and fixtures	-	1,948	-	1,948
Office equipment	3,360	2,380	-	5,740
Total	3,[illegible]	4,[illegible]	-	7,[illegible]
Accumulated depreciation				
Furniture and fixtures	-	571	-	571
Office equipment	-	1,797	-	1,797
Total	-	2,[illegible]	-	2,[illegible]
Net book value	[illegible]			[illegible]

Mandara Spa Asia Limited and its Subsidiaries
(Formerly Spa Partners Asia Limited and its Subsidiary)
Notes to the consolidated financial statements
December 31, 2000 and 1999
(Expressed in US Dollars)

12. Deferred Charges

	December 31, 1999	Acquisition of Subsidiaries	Additions	Deductions	Exchange rate differences on translations	December 31, 2000
<u>Cost</u>						
Building improvements	13,[illegible]	81,[illegible]	2,1[illegible]	-	(21,[illegible])	76,[illegible]
Accumulated amortization	(887)	(5,360)	(7,[illegible])	-	2,312	(12,917)
Net book value	12,313					[illegible]

13. Trade Payables

	2000	1999
PT Catenson Sukses	18,722	-
CV Pura Taser	8,776	-
PT Puri Zuari	5,055	-
PT Narendra Interpasific	2,830	-
PT Wira Manunggal Pustaka	3,282	-
CV Minyak Tenaga Bali	3,184	-
PT WBN Lotus	2,802	-
PT Bali Moon	2,618	-
PT Mentara Talita Mulia	2,311	-
Others (amounts below US$2,000)	80,153	-
	78,910	-

14. Accrued liabilities

	2000	1999
Provision for tax administration costs	59,233	-
Bonuses	72,788	-
Professional fees	23,000	-
EPF & Socso	11,809	-
Service charge	17,987	-
Nippon service charge	16,440	-
Provision for gratuity	8,058	-
Others	5,400	3,118
	215,095	3,118

15. Advances from shareholder

	2000	1999
Sierra Pacific Investment LLC	-	11,326
Pacific Century Capital Limited	-	3,744
	-	14,860

Advances from shareholders represent advances for working capital. The advances are interest free without any fixed terms of repayment. Advance from Pacific Century Capital Limited and Sierra Pacific Investment LLC were fully repaid at March 24, 2000 and March 27, 2000, respectively.

Mandara Spa Asia Limited and its Subsidiaries
(Formerly Spa Partners Asia Limited and its Subsidiary)
Notes to the consolidated financial statements
December 31, 2000 and 1999
(Expressed in U.S. Dollars)

	2000	1999
16. Other payables		
Salary deposit from employees	20,748	-
PT Mandarasga Indonesia	-	62,[illegible]
Seller	-	22,838
Others	18,921	16,419
	3[illegible]	102,218

17. Taxation

a Taxes payable

Indonesian taxes:	2000	1999
VAT	110,431	-
Withholding income tax Article 21	49,877	-
Withholding income tax Article 23	2,437	-
Withholding income tax Article 26	145,[illegible]	-
Corporate income tax	79,219	-
Other	14,615	-
	[illegible]	

b Corporate income tax

Represents final income tax of:

	2000	1999
Parent company	51,510	42,606
Subsidiaries	133,981	-
	184,491	42,[illegible]

The Company was incorporated in the territory of the British Virgin Islands under the International Business Companies Act (CAP 291). Accordingly, under the BVI tax rules, the Company is absolutely exempt from BVI taxes. Corporate income tax represents final withholding income tax on net income received from spa services at the rate of 10%.

18. Share Capital

In accordance with the Company's Memorandum of Association, the authorised capital is US$50,000 which is made up of one class and one series of shares divided into 50,000 shares of US$1 par value. The composition of the issued and fully paid shares and their respective ownership per December 31 are as follows:

Shareholders	Number of shares issued and fully paid		Percentage of ownership		Amount USD	
	2000	1999	2000	1999	2000	1999
Shiseido Corporation Limited	4,000		40.00	-	4,000	-
Steiner Pacific Investment LLC	3,742	75	37.42	75.00	3,742	75
Pacific Century Capital Limited	1,762	25	17.62	25.00	1,762	25
Jeffrey R.W. Mathews	280	-	2.80	-	280	-
Ole R. Lucas	103	-	1.03		103	
Franky Tjahyadikarta	103	-	1.03	-	103	-
	10,000	100	100.00	100.00	10,000	100

(Expressed in US Dollars)

19. **Dividend**

At the Annual General Shareholders Meeting on January 14, 2000, the shareholders approved payment of dividend as sum of US$134,293.

20. **Spa Technical Services Agreement**

The Company entered into the Spa Technical Services Agreement with Teluk Datai Resorts Sdn. Bhd., a Malaysian company (the Resort) on February 27, 1997. Under this agreement, the Company should provide spa technical expertise, the trade name license, and supervise the operations of a spa center in the resort. The Company is entitled to receive a technical services fee. The technical services fee reflects net spa revenues after the share retained by the Resort and reimbursable expenses. Until the Resort has fully recovered its capital investment in developing the spa center, will be entitled to 60% of the gross revenues generated from spa services. Subsequently, the Resort will be entitled to 40% of the gross spa revenues. The Resort will deduct 10% withholding tax in connection with payment of the technical services fees.

21. **Note to the statements of cash flow**

The Company's acquisition of 100% of its shares of PT Mandarasp Indonesia and Spa Partners Asia Limited included assets and liabilities as follows:

	2000	1999
Current assets	[illegible]	-
Fixed assets	48,128	-
Other assets	73,308	-
Current liabilities	(770,290)	-
	220,031	-
Translation adjustment (see note 4e)	(556,142)	-
Net liabilities	(336,111)	-
Excess of purchase price over net assets of business acquired	336,111	-
Deduct cash and cash equivalents	(46,293)	-
Net cash received from acquisition of subsidiary	46,293	-

22. **Business Segment Information**

a. **The Company's Business Operations**

The principal business operation of the Company and its subsidiary companies are as follows:

Mandara Spa Asia Limited (formerly Spa Partners Asia Limited)
Renders spa services in Malaysia.
Mandara Spa (Malaysia) Sdn. Bhd.
Renders spa services in Malaysia.
Spa Partners (South Asia) Limited
Renders spa services in Maldives
Spa Services Asia Limited
Provides technical assistance for spa services
PT Mandarasp Indonesia
Renders spa services in Indonesia.

Mandara Spa Asia Limited and its Subsidiaries
(Formerly Spa Partners Asia Limited and its Subsidiary)
Notes to the consolidated financial statements
December 31, 2000 and 1999
(Expressed in US Dollars)

22. Business Segment Information (Continued)

	2000	1999
a. Total assets		
Mandara Spa Asia Limited	1,014,744	145,924
Mandara Spa (Malaysia) Sdn. Bhd.	178,225	118,478
Spa Partners (South Asia) Limited	111,349	-
PT Mandarraspa Indonesia	784,829	-
Spa Service Asia Limited	608,432	
	2,702,587	264,400
Elimination	(838,779)	(50,000)
	1,[illegible]	214,400
b. Net revenues		
Mandara Spa Asia Limited	582,001	437,212
Mandara Spa (Malaysia) Sdn. Bhd.	1,049,637	152,548
Spa Partners (South Asia) Limited	233,751	-
PT Mandarraspa Indonesia	1,704,888	-
Spa Service Asia Limited	371,804	-
	3,862,[illegible]	589,761
Elimination	(371,804)	-
	3,1[illegible]	589,761
c. Operating profit/(loss)		
Mandara Spa Asia Limited	139,783	246,680
Mandara Spa (Malaysia) Sdn. Bhd.	127,386	(24,270)
Spa Partners (South Asia) Limited	66,[illegible]	-
PT Mandarraspa Indonesia	636,549	-
Spa Service Asia Limited	350,911	-
	1,313,455	222,410
Elimination	(351,985)	-
	961,[illegible]	222,410

Mandara Spa Asia Limited and its Subsidiaries
(Formerly Spa Partners Asia Limited and its Subsidiary)
Notes to the consolidated financial statements
December 31, 2000 and 1999
(Expressed in US Dollars)

23. Proforma information

If the Company had owned PT Mandara Indonesia, Spa Partners (South Asia) Limited and Spa Service Asia Limited since the beginning of 1999, the proforma consolidated balance sheets and statements profit and loss would be as follows:

Proforma Consolidated Balance Sheets	2000	1999
Assets:		
Current assets:		
Cash and cash equivalents	813,475	203,887
Accounts receivable	328,[illegible]	378,998
Due from related parties	306,556	22,387
Inventories	74,047	105,816
Prepaid tax	-	38,278
Advances and prepayments	30,[illegible]	28,816
Other current assets	-	6,341
Total current assets	1,613,[illegible]	784,[illegible]
Non-current assets:		
Investment	130,077	-
Fixed assets	55,343	66,046
Deferred charges	63,349	87,440
Total non-current assets	248,766	153,485
Total assets	1,[illegible]	937,616
Liabilities and shareholders' equity:		
Liabilities:		
Accounts payable	78,910	64,135
Accrued liabilities	215,084	86,073
Due to related parties	2,789	8,181
Advances from shareholders	-	14,[illegible]
Taxes payable	398,183	298,078
Other payables	39,[illegible]	52,593
Total current liabilities	732,628	520,930
Loan from shareholders	-	114,440
Total liabilities	732,625	635,370
Shareholders' equity:		
Share capital	10,000	100
Translation adjustment	814,441	549,887
Excess of purchase price over net assets of business acquired	(884,381)	([illegible])
Retained earnings	1,183,[illegible]	436,440
Total shareholders' equity	1,123,[illegible]	302,146
Total liabilities and shareholders' equity	1,[illegible]	937,516

Mandara Spa Asia Limited and its Subsidiaries
(Formerly Spa Partners Asia Limited and its Subsidiary)
Notes to the consolidated financial statements
December 31, 2000 and 1999
(Expressed in US Dollars)

23. Proforma Information (continued)

Proforma Consolidated Profit and Loss

	2000	1999
Net revenues	3,180,385	1,990,475
Cost of revenues	(1,066,938)	(472,172)
Gross profit	2,113,447	1,518,303
Operating expenses:		
Employee expenses	791,988	463,618
General and administrative expenses	387,894	215,506
Marketing expenses	82,[illegible]	66,239
Operating expense	1,161,878	745,363
Operating Profit	[illegible]	772,940
Other income/(expenses):		
Income from transfer of shareholders' assets	283,702	-
Sale of spa products	75,968	
Management fee from associated company	20,000	-
Provision for tax administration costs	(58,233)	-
Foreign exchange (loss)/gain	([illegible])	77,219
Depreciation and amortization	(34,822)	(26,485)
Share of profit of associated company	18,280	-
Interest income	7,831	7,370
Interest expenses	(8,817)	(38,305)
Others - net	28,341	(12,908)
Total other income	110,798	6,893
Profit before corporate income tax	1,072,287	779,833
Corporate income tax	184,481	89,40[illegible]
Net profit/(loss)	887,776	690,527

24. Current Economic Conditions

Many Asia Pacific countries have experienced severe economic difficulties related to currency depreciations, volatile stock markets and slow downs in growth or even negative economic growth. Some economic improvements or indications of recovery have been achieved in recent months but continuation of the economic improvements and recovery are dependent upon several factors such as fiscal and monetary actions being undertaken by the Governments and others, actions that are beyond the control of the Company and its subsidiaries. The Company and its subsidiaries' future operations may be significantly affected by the continuation of these economic conditions. At the date of these consolidated financial statements, the effects on the Company and its subsidiaries of the adverse economic conditions and the measures the Company and its subsidiaries implemented, or plans to implement, in response to these conditions include implementing its strategic management plan with the main focus on cost cutting and improving efficiency.



[illegible]
Tower I, 17th Floor
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190, Indonesia
P.O. Box 1973, Jakarta 10019

Phone: [illegible]
Fax: [illegible]

Report of Independent Auditors

The Shareholders and Board of Directors
Spa Partners (South Asia) Limited

We have audited the accompanying balance sheet of Spa Partners (South Asia) Limited (the Company) as of December 31, 2000, and the related statements of profit and loss, changes in equity, and cash flows for the period from November 2[illegible], 1999 (the date of inception) through December 31, 2000. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spa Partners (South Asia) Limited as of December 31, 2000, and the results of its operations, changes in equity and its cash flows for the period from November 2[illegible], 1999 (the date of inception) through December 31, 2000 in conformity with International Accounting Standards.

[illegible]
License No. [illegible]

February 24, 2001

The standards, procedures and practices utilized to audit such financial statements may differ from those generally accepted in countries and jurisdictions other than Indonesia. Accordingly, the auditor's report thereon is not intended for use by those who are not informed about Indonesian auditing standards, and their application in practice.

[illegible] Partners (South Asia) Limited
Balance Sheet
December 31, 2000
(Expressed in US Dollars)

	Notes	Amounts
Assets		
Current assets:		
Cash and cash equivalents	4	47,1[illegible]
Accounts receivable	5	[illegible]
Other current assets		1,320
Total current assets		104,[illegible]
Non-current assets:		
Fixed assets, net of accumulated depreciation of US$[illegible]	6	[illegible]
Other assets	3g,7	1,[illegible]
Total non-current assets		6,[illegible]
Total assets		[illegible]

	Notes	Amounts
Liabilities and shareholders' equity		
Liabilities:		
Accrued expenses		3,[illegible]
Due to related parties	8	42,[illegible]
Other payables	9	[illegible]
Total liabilities		[illegible]
Shareholders' equity:		
Share capital: common stock with nominal value of US$1 per share; authorized capital 50,000 shares; issued and paid in capital 1 share	10	1
Retained earnings		[illegible]
Total shareholders' equity		[illegible]
Total liabilities and shareholders' equity		[illegible]

The accompanying notes to the financial statements are an integral part of these financial statements

[illegible] (Asia) Limited
Statements of Profit and Loss
Period from November [illegible], 1999 (the date of inception)
through December 31, 2000
(Expressed in US Dollars)

	Notes	Amounts
Net revenues	3c	238,781
Cost of revenues		163,005
Gross profit		75,758
Operating expenses:		
Employee expenses		2,710
General and administrative expenses		17,1[illegible]
Operating expenses		1[illegible]
Operating profit		56,[illegible]
Other income/(expenses):		
Depreciation and amortization expenses		(5,210)
Others - net		(130)
Total other expenses		5,340
Profit before corporate income tax		[illegible]
Corporate income tax	11	-
Net Profit		[illegible]

The accompanying notes to the financial statements are an integral part of these financial statements.

[illegible] Partners (South Asia) Limited
Statements of Changes in Equity
Period from November 28, 1999 (the date of inception)
through December 31, 2000
(Expressed in US Dollars)

	Share Capital	Retained Earnings
Balance per November 28, 1999	-	-
Paid in capital	1	-
Net profit	-	50,516
Balance December 31, 2000	1	50,516

The accompanying notes to the financial statements are an integral part of these financial statements.

Sun Partners (South Asia) Limited
Statements of Cash Flows
Period from November 28, 1999 (the date of inception)
through December 31, 2000
(Expressed in US Dollars)

	Amounts
Cash Flows from Operating Activities:	
Profit before corporate income tax	50,516
Adjustments to reconcile profit before corporate income tax to net cash provided by operating activities:	
Depreciation of fixed assets	4,619
Amortization of deferred charges	581
Increase in accounts receivable	(58,195)
Increase in other current assets	(1,020)
Increase in accrued expenses	3,000
Increase in due to related parties	42,408
Increase in other payable	15,424
Net cash provided by operating activities	[illegible]
Cash Flows from Investing Activities:	
Purchase of fixed asset	[illegible]
Deferred charges	(3,182)
Net cash flow used in investing activities	(12,146)
Cash Flows from Financing Activities:	
Share capital contribution	1
Net cash flow provided by financing activities	1
Net increase in cash and cash equivalents	47,1[illegible]
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	47,1[illegible]

The accompanying notes to the financial statements are an integral part of these financial statements.

Spa Partners (South Asia) Limited
Notes to the financial statements
December 31, 2000
(Expressed in US Dollars)

1. **General**

The Financial Statements of Spa Partners (South Asia) Limited for the year ended December 31, 2000 were [illegible] in accordance with the Directors' Report dated February 24, 2001.

Spa Partners (South Asia) Limited ("the Company") was established under the Certificate of Incorporation No. 354495 dated November 28, 1999 in the territory of the British Virgin Islands under the International Business Companies Act (CAP 291).

The Company's registered office is Road Town, Tortola at Offshore Incorporations Centre, British Virgin Islands. It has 22 employees as at December 31, 2000.

During 1999 and 2000, the Company rendered spa services to Holiday Village Pte Ltd, Sunland Hotel Pte. Ltd. and Taj Maldives Pte. Ltd. under the Spa Technical Services Agreement.

2. **Spa Technical Services Agreements**

The Company entered into the Spa's Operating Agreements to operate spa facilities with:

a. Holiday Village Pte. Ltd., Maldives for Club Med Kani Resort on November 10, 2000. Agreement commences on the date the spa facility first received a paying guest of the newly constructed Spa Facility or on December 20, 2000 whichever occurs first. The Agreement will expire within 3 years. The Company pays a fee to the Resort at the rate 30% of the gross Spa Service Revenue. On December 14, 2000, the Company entered into the same agreement with Club Med Faru[illegible] for 3 years operations. Under the agreement, the Company will pay commission to the Resort at the rate of 30% of the gross spa service revenue net of the collected service charges. The Company will receive the collected service charges and the remaining 70% of gross spa services revenue net of the collected service charges.

b. Sunland Hotels Pte. Ltd. for [illegible] Palm Resort on April 15, 2000. The Agreement shall commence on the date the spa facility first received a paying guest of the newly constructed Spa Facility or on July 1, 2001, whichever occurs first. The Agreement will expire within 5 years. The Company pays a fee to the Resort at the rate of 40% of the gross spa service revenue and 77.5% of the gross retail sales [illegible] for retail products.

c. Taj Maldives Pte. Ltd. for Taj Lagoon Resort and Taj Coral Reef Resort on September 7, 1999. This Agreement will expire within 5 years commencing on the date the Spa Facility received its first paying guest. The Company shall pay a fee to the Resort at the rate of 35% of the gross revenue from spa treatment after adjusting for administrative costs at the rate of 10% of the gross spa service revenue, and 17.5% of the gross revenue for retail products.

3. **Summary of Significant Accounting Policies**

Set out below is a summary of the significant accounting policies adopted by the Company in the preparation of its financial statements.

a) *Basis of Preparation of its Financial Statements*

The financial statements have been prepared on the basis of historical costs in accordance with International Accounting Standards and Interpretations of the Standing Interpretation Committee.

The cash flow statement has been prepared using the indirect method.

[illegible] Partners (South Asia) Limited
Notes to the financial statements
December 31, 2000
(Expressed in US Dollars)

3. Summary of Significant Accounting Policies (continued)

b) Use of Estimates

The preparation of financial statements in conformity with International Accounting Standards requires management to make estimates and assumptions that affect amounts reported therein. Due to inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates.

c) Transactions and Balances in currency other than US Dollar

The Company maintains its accounting records in US Dollars. Transactions in currencies other than US Dollars are recorded at the prevailing rates of exchange in effect on the date of the transactions.

At the balance sheet date, all monetary assets and liabilities denominated in currencies other than US Dollars have been translated at the middle exchange rates at that date. The net foreign exchange gains or losses arising are recognized in the current year's statement of profit and loss.

Exchange rates used as of December 31, 2000 were as follows.

	US Dollar
Maldivian Rufiyaa 100	8.52

d) Related Parties

Related parties are defined as:

i) enterprises that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company. (This includes holding companies, subsidiaries and fellow subsidiaries);
ii) associated enterprises;
iii) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives significant influence over the Company, and close members of the families of any such individual; and
iv) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and officers of companies and close members of the families of such individuals; and
v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence; this includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

e) Cash and Cash Equivalents

For the purposes of the Cash Flow Statements, cash and cash equivalents consist of cash on hand and in banks, and short term deposits with maturities of not more than three months.

Spa Partners (South Asia) Limited
Notes to the financial statements
December 31, 2000
(Expressed in US Dollars)

3. Summary of Significant Accounting Policies (continued)

f) Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Fixed assets are depreciated using the declining balance method based on the estimated useful lives of the assets applying the following rates per year:

	Rates
Furniture and fixtures	30%
Office equipment	25%

The cost of repairs and maintenance is charged to income as incurred. When assets are retired or otherwise disposed of, their carrying value and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in profit for the year.

g) Deferred Charges

Deferred charges represent building improvements at spa locations. Deferred charges are amortized over the related period of premises rental or other contractual agreement using the straight-line method.

h) Revenue and expense recognition

Revenue is recognized when services are rendered or goods are delivered to customers. Net revenues represent spa center revenues net of each hotel's share of revenue (see Note 8). Expenses are recognized as they are incurred (accrual basis).

4. Cash and cash equivalent

	2000
Cash on hand	14
Cash in banks:	
HongKong Shanghai Bank Corporation-USD	47,184
	47,198

5. Accounts receivable

Maldivian Holiday Village Pte. Ltd.	[illegible]
Club Med Holiday Maldivian Village	11,740
Taj Maldives Pvt Ltd.	13,002
Sunland Hotels Pte. Ltd.	23,[illegible]
	[illegible].136

Spa Partners (South Asia) Limited
Notes to the financial statements
December 31, 2000
(Expressed in US Dollars)

6. Fixed Assets

	November 29, 1999	Additions	Deductions	December 31, 2000
Costs:				
Furniture and fixtures	-	5,398	-	5,398
Office equipment	-	4,566	-	4,566
	-	9,964		9,964
Accumulated depreciation				
Furniture and fixtures	-	3,218	-	3,218
Office equipment	-	1,401	-	1,401
	-	4,619	-	4,619
Net book value	-			5,345

7. Other Assets

This account represents deferred charges of US$1,591. The Company also holds an investment of 1% of the issued shares of PT Mandarasepa Indonesia recorded at cost of Rp10 (full amount) only.

8. Due to related parties

	2000
PT Mandarasepa Indonesia	8,030
Mandarasepa Asia Limited	34,378
	42,408

In the ordinary course of business, the Company has entered into transactions with related parties such as purchase of raw materials, reimbursement of recharged expenses and borrowing of interest free working capital. The total transactions with PT Mandarasepa Indonesia during period ended December 31, 2000 amounted to US$67,942.

(Expressed in US Dollars)

9. Other payables

	2000
Salary deposits	10,500
Others	4,824
	15,624

The salary deposit represents employee salaries held by the Company as a guarantee for recovery of the related employees' training and travel expenses. The deposits are refundable when the employee returns to Indonesia.

10. Share Capital

In accordance with the Company's Memorandum and Articles of Association, the authorized capital is US$50,000 divided into 50,000 shares of US$1 par value. As at December 31, 2000, the Company has one issued and fully paid up share of US$ 1 by Mandara Spa Asia Limited.

11. Taxation

The Company was incorporated in the territory of the British Virgin Islands under the International Business Companies Act (CAP.291). Accordingly, under the BVI tax rules, the Company is statutorily exempt from BVI taxes.

ERNST & YOUNG
[illegible]

Registered Public Accountants
[illegible]
Jakarta Stock Exchange Building
Tower I, 13th Floor
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190, Indonesia
P.O. Box 1973, Jakarta 10019

Phone : (021) 515 [illegible]
Fax : (021) 515 [illegible]

Report of Independent Auditors

The Shareholders and Board of Directors
Spa Services Asia Limited

We have audited the accompanying balance sheets of Spa Services Asia Limited ("the Company") as of December 31, 2000 and 1999, and the related statements of profit and loss, changes in equity, and cash flows for the year ended December 31, 2000 and for the period from February 10, 1999 (the date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spa Services Asia Limited as of December 31, 2000 and 1999, and the results of its operations, changes in equity and its cash flows for the year ended December 31, 2000 and for the period from February 10, 1999 (the date of inception) through December 31, 1999 in conformity with International Accounting Standards.

Drs. [illegible] Wijaya Dharma
License No. 98.1.0141

February 24, 2001

The standards, procedures and practices utilized to audit such financial statements may differ from those generally accepted in countries and jurisdictions other than Indonesia. Accordingly, the auditor's report thereon is not intended for use by those who are not informed about Indonesian auditing standards, and their application in practice.

Spa Services Asia Limited
Balance Sheets
December 31, 2000 and 1999
(Expressed in US Dollars)

	Notes	2000	1999
Assets			
Current assets:			
Cash and cash equivalents	3d,4	307,174	2,101
Due from related parties	5	298,265	236,807
Total current assets		[illegible]	238,[illegible]
Total assets		[illegible]	[illegible]

	Notes	2000	1999
Liabilities and shareholders' equity			
Liabilities:			
Accrued expenses		5,000	275
Total liabilities		5,000	275
Shareholders' equity:			
Share capital: common stock with nominal value of US$1 per share; authorized capital 50,000 shares; issued and paid-in capital 200 shares	6	200	200
Retained earnings		600,239	[illegible]
Total shareholders' equity		[illegible]	[illegible]
Total liabilities and shareholders' equity		[illegible]	[illegible]

The accompanying notes to the financial statements are an integral part of these financial statements.

[illegible] Services Asia Limited
Statements of Profit and Loss
Year ended December 31, 2000 and the period from February 10, 1999
(the date of inception) through December 31, 1999
(Expressed in US Dollars)

	Notes	Year ended December 31, 2000	From inception through December 31, 1999
Revenues	3a	371,904	399,897
Operating expenses:			
General and administrative expenses		10,993	582
Operating expenses		10,993	582
Operating Profit		360,911	399,315
Other income:			
Donations		-	20,410
Foreign exchange gain		693	-
Others - net		110	-
Total other income		803	20,410
Profit before corporate income tax		361,714	419,725
Corporate income tax	6	-	-
Net Profit		361,714	419,725

The accompanying notes to the financial statements are an integral part of these financial statements.

Spa Services Asia Limited
Statements of Changes in Equity
Year ended December 31, 2000 and the period from February 10, 1999 (the date of inception) through December 31, 1999
(Expressed in US Dollars)

	Notes	Share Capital	Retained Earnings
Balance February 10, 1999		-	-
Paid in capital		200	
Net profit			419,725
Dividend	7		(181,200)
Balance December 31, 1999		200	238,525
Net profit			361,714
Balance December 31, 2000		200	600,239

The accompanying notes to the financial statements are an integral part of these financial statements.

[illegible] Services Asia Limited
Statements of Cash Flows
Year ended December 31, 2000 and the period from February 10, 1999
(the date of inception) through December 31, 1999
(Expressed in US Dollars)

	Year ended December 31, 2000	From inception through December 31, 1999
Cash Flows from Operating Activities:		
Profit before corporate income tax	381,714	419,725
Adjustments to reconcile profit before corporate income tax to net cash provided by operating activities :		
Increase in due to related parties	(80,368)	(235,897)
Increase in accrued expenses	2,727	273
Net cash provided by operating activities	304,073	184,101
Cash Flows from Financing Activities:		
Share capital contribution	-	200
Payment of dividends	-	(181,200)
Net cash flow used in financing activities	-	(181,000)
Net increase in cash and cash equivalents	304,073	3,101
Cash and cash equivalents at beginning of period	3,101	-
Cash and cash equivalents at end of period	307,174	3,101

The accompanying notes to the financial statements are an integral part of these financial statements.

Spa Services Asia Limited
Notes to the financial statements
December 31, 2000 and 1999
(Expressed in US Dollars)

1. General

The Financial Statements of Spa Services Asia Limited for the year ended December 31, 2000 were reported in accordance with the Directors' Report dated February 24, 2001.

Spa Partners Asia Limited ("the Company") was established under the Certificate of Incorporation No. 311[illegible] dated February 10, 19[illegible] in the territory of the British Virgin Islands under the International Business Companies Act (CAP 291).

The Company's registered office is in Road Town, Tortola at offshore Incorporations Centre, British Virgin Islands.

During 1999 and 2000, the Company rendered technical assistance to PT Mandarasapa Indonesia and Mandarasapa Malaysia Sdn. Bhd. under two Technical Assistance Agreement (see Note 2). The Company is also entitled to receive the Trade Mark fee and License fee from PT Mandarasapa Indonesia under the License and the Trade Mark Agreements (see Note 2).

2. Trade Mark Fee, License Fee and Technical Assistance Agreement

The Company entered into the License and the Trade Mark agreements with PT Mandarasapa Indonesia on November 24, 1997 and November 25, 1997, respectively. The Company is entitled to a License fee and a Trade Mark fee of 5% and 3% of the gross revenue. The Company also entered into a Technical Assistance Agreement dated January 3, 19[illegible] with PT Mandarasapa Indonesia where the Company will charge an annual fee of US$100,000 for 19[illegible] and US$ 120,000 for 2000. The Technical Assistance Agreement was amended on January 3 2000 to reflect validation of the agreement 2 years period.

The Company entered also into an extension of the Technical Assistance Agreement with Mandara Spa (Malaysia) Sdn. Bhd. dated January 3, 2000 for a period covering 2000 and 2001. Under this agreement the Company will charge a Technical Assistance Fee of 3 % of gross revenue for 2000 and of 4 % of gross revenue for 2001

The fees are to be paid net of all taxes which are imposed by the tax authorities in Indonesia and Malaysia.

3. Summary of Significant Accounting Policies

Set out below is a summary of the significant accounting policies adopted by the Company in the preparation of its financial statements.

a) *Basis of Preparation of its Financial Statements*

The financial statements have been prepared on the basis of historical costs in accordance with International Accounting Standards and interpretations of the Standing Interpretation Committee.

The cash flow statement has been prepared using the indirect method.

b) *Use of Estimates*

The preparation of financial statements in conformity with International Accounting Standards requires management to make estimates and assumptions that affect amounts reported therein. Due to inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates

3. Summary of Significant Accounting Policies (continued)

c) Transactions and Balances in currency other than US Dollars

The Company maintains its accounting records in US Dollars. Transactions in currencies other than US Dollars are recorded at the prevailing rates of exchange in effect on the date of the transactions.

At the balance sheet date, all monetary assets and liabilities denominated in currencies other than US Dollars have been translated at the middle exchange rates at that date. The net foreign exchange gains or losses arising are recognised in the current year's statement of profit and loss.

Exchange rates used as of December 31, 2000 and 1999 were as follows:

	2000	1999
Rupiah (Rp) 10,000	1.04	1.41
Malaysian Ringgit (MYR) 1	0.26	0.26

d) Cash and Cash Equivalents

For the purposes of the Cash Flow Statements, cash and cash equivalents consist of cash on hand and at banks, and short term deposits with maturities of not more than three months.

e) Revenue and expense recognition

Revenue represents trademark fees, license fees and technical assistance fees, which are recognized based on the Agreements with PT Mandarasapa Indonesia and Mandarasapa Malaysia Sdn. Bhd. (see Note 2). Expenses are recognised as they are incurred (accrual basis).

4. Cash and cash equivalent

	2000	1999
Hong Kong Shanghai Banking Corporation - USD	307,174	3,101
	307,174	3,101

5. Due from related parties

	2000	1999
Mandara Spa Asia Limited	30,000	-
Mandara Spa Malaysia Sdn. Bhd.	19,819	-
PT Mandarasapa Indonesia	246,346	235,897
	296,285	235,897

Spa Services Asia Limited
Notes to the financial statements
December 31, 2000 and 1999
(Expressed in US Dollars)

5. Due from related parties (continued)

Summary transactions with related parties during the year:

Advance for Mandara Spa Asia Ltd.'s working capital	30,000	-
Mandara Spa Malaysia Sdn. Bhd. - Technical assistance fee	18,919	-
PT Mandaraspa Indonesia:		
- Technical assistance fee	120,000	200,000
- Trade mark fee	86,904	74,851
- License fee	144,591	124,935

6. Share Capital

In accordance with the Company's Memorandum and Articles of Association, the authorized capital is US$50,000 divided into 50,000 shares of US$1 par value. The former shareholders were Sierra Pacific Investments LLC, Pacific Century Capital Limited, [illegible] and Franky Tjahyadikarta. They have transferred their shares in the Company to Cash Reserve Limited as registered by the Company's Director on December 1, 1999.

The composition of the issued and fully paid shares and their respective ownership per December 31, 2000 are as follows:

Shareholder	Number of shares issued and fully paid		Percentage of ownership		Amounts	
	2000	1999	2000	1999	2000	1999
Reserve Cash Limited	200	200	100	100	200	200
	200	200	100	100	200	200

Reserve Cash Limited holds 200 shares of the Company as nominee of Mandara Spa Asia Ltd as declared in the Declaration of Trust dated May 24, 2000.

7. Dividend

At the Annual General Shareholders Meeting on June 10, 1999, the Shareholder approved payment of dividend a sum of USD181,200.

8. Taxation

The Company was incorporated in the territory of the British Virgin Islands under the International Business Companies Act (CAP.291). Accordingly, under the BVI tax rules, the Company is statutorily exempt from BVI taxes.

Schedule 2.26
Control of Related Businesses

- See Schedule 2.9

- Thomas M. Gottlieb has an ownership interest in Mount View Hotel & Spa located in Calistoga, California, which provides spa services. Franky Tjahyadikarta, Okie Lukita and Pacific Century Capital Limited also have investments in a company that operates fitness clubs.

Schedule 3.4
<u>Consents</u>

- Pursuant to Section 3 of the Shareholders' Agreement, the shareholders of Spa Partners Asia Limited have a right of first refusal and co-sale rights with respect to transfers of shares of Spa Partners Asia Limited. Sellers have provided Shiseido Investment Co. Limited with written notice of the sale of shares contemplated by this Agreement on or about April 3, 2001 and June 5, 2001.

- Pursuant to Section 3 of the Shareholders' Agreement, the shareholders of Spa Partners Asia Limited have a right of first refusal and co-sale rights with respect to the transfer of shares, including, without limitation pledges of shares of Spa Partners Asia Limited.

- See <u>Schedule 2.3</u>

Schedule 10.1
Non-Compete Parties

- Mark A. Edleson
- Thomas M. Gottlieb
- Jeff Matthews

Mandaraspa Asia

Consolidated - YTD April 2001

	MSI	%	MSAL	%	MSM	MALAYSIA	%	SPSAL	%	MST	%	SSAL	CONSOLIDATED	%
Revenue														
Treatment	813,043	88.7	289,107	92.5	314,143	603,250	95.0	296,670	96.1	231,486.0	96.7	-	1,944,449	92.6
Retail	103,193	11.3	23,348	7.5	8,625	31,973	5.0	12,083	3.9	7,877.1	3.3	-	155,126	7.4
Total Revenue	**916,236**	**100.0**	**312,455**	**100.0**	**322,768**	**635,223**	**100.0**	**308,753**	**100.0**	**239,363**	**100.0**	**-**	**2,099,575**	**100.0**
Commission	376,167	41.1	125,946	40.3	84,409	210,355	33.1	98,820	32.0	67,441.4	28.2	-	752,783	35.9
Net revenue	**540,069**	**58.9**	**186,509**	**59.7**	**238,359**	**424,868**	**66.9**	**209,933**	**68.0**	**171,922**	**71.8**	**-**	**1,346,792**	**64.1**
Cost of Revenue	**43,644**	**4.8**	**6,389**	**2.0**	**15,762**	**22,151**	**3.5**	**12,815**	**4.2**	**12,739.1**	**5.3**	**-**	**91,349**	**4.4**
Operating Equipment	16,728	1.8	1,887	0.6	3,588	5,475	0.9	2,330	0.8	2,704.9	1.1	-	27,238	
Employee Expenses	68,643	7.5	45,013	14.4	69,882	114,895	18.1	57,472	18.6	48,662.1	20.3	-	289,672	13.8
Marketing Expenses	10,005	1.1	13	0.0	2,272	2,285	0.4	3,708	1.2	4,188.0	1.7	-	20,186	1.0
A & G Expenses	16,817	1.8	10,729	3.4	16,606	27,335	4.3	31,630	10.2	14,127.5	5.9	-	89,910	4.3
Total Expenses	**95,465**	**10.4**	**55,755**	**17.8**	**88,760**	**144,515**	**22.8**	**92,810**	**30.1**	**66,978**	**28.0**	**-**	**399,768**	**19.0**
Other income/expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross Profit	**384,232**	**41.9**	**122,478**	**39.2**	**130,249**	**252,727**	**39.8**	**101,978**	**33.0**	**89,500**	**37.4**	**-**	**828,437**	**39.5**
Overhead Expenses														
Employee Expenses	110,305	12.0	80,318	25.7	750	81,068	12.8	-	-	34,950.1	14.6	-	226,323	10.8
Marketing Expenses	27,421	3.0	2,552	0.8	486	3,038	0.5	245	0.1	4,955.9	2.1	-	35,660	1.7
A & G Expenses	46,416	5.1	19,911	6.4	11,904	31,815	5.0	3,126	1.0	6,568.7	2.7	2,231	90,157	4.3
Total Expenses	**184,142**	**20.1**	**102,781**	**32.9**	**13,140**	**115,921**	**18.2**	**3,371**	**1.1**	**46,475**	**19.4**	**2,231**	**352,140**	**16.8**
Profit/(Loss) from operation	**200,090**	**21.8**	**19,697**	**6.3**	**117,109**	**136,806**	**21.5**	**98,607**	**31.9**	**43,026**	**18.0**	**(2,231)**	**476,298**	**22.7**
Other income/expenses	4,411	0.5	(6,318)	(2.0)	-	(6,318)	(1.0)	(4,724)	(1.5)	8,259.0	3.5	-	1,628	0.1
Fees														
Technical Assistance Fee	50,000	5.5	-	-	12,911	12,911	2.0	-	-	-	-	(52,911)	10,000	0.5
Trade Mark Fee	33,467	3.7	-	-	-	-	-	-	-	-	-	(44,478)	(11,011)	(0.5)
License Fee	55,778	6.1	(16,138)	(5.2)	16,138	-	-	-	-	-	-	(26,687)	29,091	1.4
Total Fees	**139,245**	**15.2**	**(16,138)**	**(5.2)**	**29,049**	**12,911**	**2.0**	**-**	**-**	**-**	**-**	**(124,076)**	**28,080**	**1.3**
EBITDA	**56,434**	**6.2**	**42,153**	**13.5**	**88,060**	**130,213**	**20.5**	**103,331**	**33.5**	**34,767**	**14.5**	**121,845**	**446,590**	**21.3**
Depreciation	5,405	0.6	269	0.1	968	1,237	0.2	2,039	0.7	7,939.1	3.3	-	16,620	0.8
		-		-					-		-			-
Net Profit/(Loss)	**51,029**	**5.6**	**41,884**	**13.4**	**87,092**	**128,976**	**20.3**	**101,292**	**32.8**	**26,828**	**11.2**	**121,845**	**429,970**	**20.5**
Corporate Income tax	-				33,767	33,767	5.3						33,767	1.6
Loss/Gain Exchange Rate	3,119	0.3											3,119	0.1
Net Income	**47,910**	**5.2**	**41,884**	**13.4**	**53,325**	**95,209**	**15.0**	**101,292**	**32.8**	**26,828**	**11.2**	**121,845**	**393,084**	**18.7**

Mandara Spa
Consolidation of Balance Sheet in US$
Month of April Year 2001

DESCRIPTION	CONSOLIDATED
ASSETS	
CURRENT ASSET	
Cash & Bank	937,151
Inventories	59,917
[illegible]	907,966
Prepaid Expenses & Deffered Charges	126,404
TOTAL CURRENT ASSET	2,031,439
Due from related parties	-
Investment of share	56,276
	56,276
FIXED ASSET	
Fixed Asset	157,565
Pre opening Expenses	77,949
Accumulated of depreciation	(141,785)
Fixed Asset Net	93,728
OTHER ASSET	
Others Asset	3,012
TOTAL ASSET	**2,184,456**
LIABILITIES AND STOCKHOLDER	
CURRENT LIABILITIES	
Account Payable	49,412
Taxes Payable	254,024
Accrued Empl. Related & Salary Deposit	32,723
Advance Deposit	3,772
Accrued Expenses & Provision	107,313
Other Current Liabilities	1,273
TOTAL CURRENT LIABILITIES	448,516
OTHER LIABILITIES	
Due to Affiliated Companies	-
Share holder loan- Mandara Spa Asia Limited	-
Loan to - Spa Service Asia Limited	-
Loan to - Sierra Pacific Investment	-
Loan to - Pacific Century Capital Ltd.	-
TOTAL OTHER LIABILITIES	-
Minority interest inconsolidated subsidiaries	-
STOCKHOLDER'S EQUITY	
Capital Stock	100,634
Retained Earning	1,242,223
Profit (Loss) - Current Year	393,083
TOTAL STOCKHOLDER'S EQUITY	1,735,940
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**2,184,456**

Exchange rate TO US$ 1.00

Disclosure Schedule

to

Share Purchase Agreement
by and among

Steiner Spa Asia Limited

Steiner Leisure Limited

Sierra Pacific Investments, LLC

Pacific Century Capital Limited

Franky Tjahyadikarta

Okie R. Lukita

and

Jeffrey R.W. Matthews

Dated as of June 27, 2001

Preface

The following is the Disclosure Schedule of Buyer and Steiner to that certain Share Purchase Agreement, by and among Steiner Spa Asia Limited, Steiner Leisure Limited, Sierra Pacific Investments, LLC, Pacific Century Capital Limited, Franky Tjahyadikarta, Okie R. Lukita and Jeffrey R.W. Matthews (the "Agreement"). Unless otherwise stated, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Agreement.

The sections of this Disclosure Schedule are arranged to correspond to the sections contained in Article IV of the Agreement, and the disclosures in any section of this Disclosure Schedule shall qualify the corresponding section of Article IV of the Agreement and all other sections in Article IV of the Agreement.

The bold-faced headings contained in the Disclosure Schedule are included for convenience only and are not intended to limit the effect of the disclosures contained in the Disclosure Schedule or to expand the scope of the information required to be disclosed in the Disclosure Schedule.

The reference to or listing, description, disclosure or other inclusion of any item or other matter, including, without limitation, any change, violation, breach, debt, obligation or liability, in the Disclosure Schedule shall not be construed by any third party to be an admission or suggestion that such item or matter constitutes a violation of, breach or default under, any contract, agreement, note, lease or otherwise.

Schedule 4.1
Organization

The organizational documents of Buyer have been filed with the appropriate government agency in The Bahamas, but Steiner has not received official confirmation of organization from such agency.

Schedule 4.2
Authorization

See Schedule 4.1.

Schedule 4.3
Conflicts

(c) In connection with the transactions contemplated by the Agreement, Steiner is obtaining financing which will result in Liens on its on its assets and the assets of its subsidiaries.

Schedule 4.4
Consents

Any filings as required pursuant to the Registration Rights Agreement.

Any filings/permits required in jurisdictions in which Buyer is acquiring a property interest pursuant to the acquisition of a Mandara Entity.

Schedule 4.5
Litigation

1. Keicher, et. al. v. Louis Ongsingco, et. al., in the Circuit Court for Baltimore County, Case No. 03-C-01-005622. This claim does not hinder Steiner's ability to consummate the transactions contemplated by the Agreement.

2. Latoya Bain, Denise Cartwright, Kenoshia Saunders, et. al. and Tamesha Sargeant v. Steiner Leisure Limited, filed in The Bahamas, Case No. 63 of 2001. This claim does not hinder Steiner's ability to consummate the transactions contemplated by the Agreement.

3. Dispute between Contractor and Elemis Ltd. ("Elemis") – The contractor of the Elemis Day Spa has asserted in correspondence that it is entitled to an additional payment of 350,000 for the completion of work at the spa. Elemis contests this amount and is considering an action against the contractor to recover some of the money already paid under the contract. Elemis has hired a third party to value the construction, and the contractor has since offered to settle the dispute for 170,000. Elemis is awaiting the final valuation before deciding how to proceed in this matter.

4. Threatened litigation by uniform designer against Elemis – A designer of uniforms has threatened legal action against Elemis for infringement in connection with the use of a copyrighted design with respect to certain uniforms sold by Elemis. The supplier of the uniforms has agreed to indemnify Elemis in connection with such action and has paid all of Elemis' legal costs to date in connection with this claim.

5. Ordinary course litigation made against Steiner and/or its Subsidiaries which is covered by liability insurance policies, subject to applicable limitations and deductibles.

Schedule 4.6
Commissions

A commission will be payable with respect to investment banking and financial advisory services performed by David Harris.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is made as of this 3rd day of July, 2001 by and between Mandara Spa Asia Limited, a British Virgin Islands international business company (the "Company"), and Mark Edleson ("Employee").

WITNESSETH:

WHEREAS, the Company and Employee desire to provide for the terms of the services to be performed by Employee for the Company.

NOW THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

1. Employment.

(a) Duties.

(i) First Two Employment Years. For the first two (2) Employment Years (as defined below), the Company hereby employs Employee as President of the Company and Employee hereby accepts such employment. Employee shall manage the day-to-day operations of the Company (including, but not limited to continuing to perform the duties he has performed to date for the Company, developing, commencing the operations of, and managing the operations of the Company and coordinating operational and strategic matters with Mandara Spa LLC) and have such other duties and responsibilities consistent with such position as may be determined from time to time by the Board of Directors of the Company (the "Board") or the Chairman of the Board of the Company (the "Chairman"), including duties with respect to subsidiaries of the Company (each, an "Affiliate"). During the first two (2) Employee Years, Employee shall devote a significant portion of his business time and effort to the conduct of his duties hereunder, and, in no event, any lesser portion of his business time and effort than Employee has devoted to the business of the Company prior to the date hereof.

(ii) Third Employment Year. During the third Employment Year, the Company shall employ Employee on a part-time basis and Employee shall be required to provide one hundred fifty (150) hours of service to the Company during that Employment Year and shall have such title, such duties and provide services at such times as reasonably requested by the Board or the Chairman.

(iii) Other Activities. Notwithstanding the obligations of Employee pursuant to this Section 1, nothing herein shall prevent Employee from (A) making and managing personal investments consistent with Section 6, below or (B) engaging in community and/or charitable activities, so long as the activities described in the immediately preceding clauses (A) and (B) do not interfere with the proper performance of his duties and responsibilities to the Company and do not violate the terms of Section 6, below. The Company agrees that, to the extent that any such activities have been conducted by Employee prior to the date of this Agreement, the continued conduct of such activities, subsequent to such date shall not thereafter be deemed to interfere with the performance of Employee's responsibilities to the Company or to be inconsistent with the Company's policies. In addition, Employee may engage in the Permitted Activities. The Company also agrees that Employee may receive compensation in connection with his service on corporate boards, without set-off, adjustment or diminution of his salary, bonus or any other rights hereunder.

2. **Term.** Except as otherwise provided herein, this Agreement is for a term commencing on the date hereof (the "Commencement Date") and terminating June 30, 2004 (the "Termination Date"), unless terminated sooner in accordance with the terms and conditions in Section 5, below. Each twelve-month period hereunder commencing with the Commencement Date and ending on the Termination Date is referred to herein as an "Employment Year," and collectively, are referred to as the "Employment Years."

3. **Compensation; Benefits; Expense Reimbursement; Etc.**

(a) Salary; Bonus; Etc. All references to dollar amounts in this Agreement are to U.S. Dollars. Except as otherwise provided herein, the Company shall pay to Employee during the term hereof compensation as described in this Section 3(a), all of which shall be subject to such deductions as may be required by applicable law or regulation:

(i) Base Salary. With respect to the (A) first Employment Year, a base salary of One Hundred Twenty thousand Dollars ($120,000); (B) second Employment Year, a base salary of One Hundred Twenty-Six Thousand Dollars ($126,000 and (C) third Employment Year, a base salary of Forty-Eight Thousand Dollars ($48,000)), in each case payable in bi-weekly installments (collectively such amounts for each such Employment Year, the "Base Salary").

(ii) Incentive Bonus.

(A) With respect to the period from the date hereof through December 31, 2001 (the "First Bonus Period"), Employee shall be entitled to receive a bonus of up to fifteen percent (15%) of Base Salary as follows: (1) Employee shall receive a discretionary bonus of up to seven and one-half percent (7.5%) of Base Salary, which bonus shall be determined in good faith by the Chief Executive Officer of Steiner Leisure Limited, the ultimate parent corporation of the Company ("Steiner"), based on the growth and expansion of the Company's business (*e.g.*, signing of contracts for new spa developments, etc.); and (2) Employee shall receive a bonus of up to seven and one-half percent (7.5%) of Base Salary based on the Adjusted EBITDA (as defined below) being at least seventy-five percent (75%) (up to a maximum of 100%) of Budgeted EBITDA (as defined below), for the First Bonus Period, in which case Employee shall receive a bonus equal to the actual percentage of Budgeted EBITDA represented by the Adjusted EBITDA multiplied by the maximum bonus amount under this clause (2) (*for example*: (x) if the Adjusted EBITDA is 83% of the Budgeted EBITDA Amount for the first Employment Year, the Employee would receive a bonus in the amount of $7,470 pursuant to this clause (B) (*i.e.*, $120,000 x 7.5% x 83%); (y) if the Company achieves 103% of Budgeted EBITDA for the first Employment Year, the Employee would receive a bonus in the amount of $9,000 pursuant to this clause (B) (*i.e.*, $120,000x 7.5% x

100%); and (z) if the Adjusted EBITDA is 73% of Budgeted EBITDA for the first Employment Year, the Employee would receive not receive a bonus pursuant to this clause (2)).

(B) With respect to the period from January 1, 2002 through December 31, 2002 (the "Second Bonus Period"), Employee shall be entitled to receive a bonus of up to thirty percent (30%) of Base Salary as follows: (1) Employee shall receive a discretionary bonus of up to fifteen percent (15%) of Base Salary, which bonus shall be determined in good faith by the Chief Executive Officer of Steiner based on the growth and expansion of the Company's business (*e.g.*, signing of contracts for new spa developments, etc.); and (2) Employee shall receive a bonus of up to fifteen percent (15%) of Base Salary based on the Adjusted EBITDA being at least seventy-five percent (75%) (up to a maximum of 100%) of Budgeted EBITDA (as defined below), for the Second Bonus Period in which case the Employee shall receive a bonus equal to the actual percentage of Budgeted EBITDA earned represented by the Adjusted EBITDA multiplied by the maximum bonus amount under this clause (2) (*for example*: (1) if the Adjusted EBITDA is 83% of Budgeted EBITDA for the first Employment Year, the Employee would receive a bonus in the amount of $15,313 pursuant to this clause (B) (*i.e.*, average base salary of $123,000 x 15% x 83%); (2) if the Company achieves 103% of Budgeted EBITDA for the first Employment Year, the Employee would receive a bonus in the amount of $18,450 pursuant to this clause (B) (*i.e.*, average base salary of $123,000 x 15% x 100%); and (3) if the Adjusted EBITDA is 73% of Budgeted EBITDA for the first Employment Year, the Employee would receive not receive a bonus pursuant to this clause (2)).

(C) With respect to the period from January 1, 2003 through June 30, 2003 (the "Third Bonus Period"), Employee shall be entitled to receive a bonus of up to fifteen percent (15%) of Base Salary as follows: (1) Employee shall receive a discretionary bonus of up to seven and one-half percent (7.5%) of Base Salary, which bonus shall be determined in good faith by the Chief Executive Officer of Steiner, based on the growth and expansion of the Company's business (*e.g.*, signing of contracts for new spa developments, etc.); and (2) Employee shall receive a bonus of up to seven and one-half percent (7.5%) of Base Salary based on the Adjusted EBITDA being at least seventy-five percent (75%) (up to a maximum of 100%) of Budgeted EBITDA for the period in question in which case the Employee shall receive a bonus equal to the actual percentage of Budgeted EBITDA represented by the Adjusted EBITDA multiplied by the maximum bonus amount under this clause (2).

For purposes of this Section 3(a)(ii), (1) "Adjusted EBITDA" [means (i) the amount of the EBITDA (as defined below) of the Company earned during the bonus period in question, . *less* the Additional Capital Expenses (as defined in that certain Membership Interest Purchase Agreement dated as of June 27, 2001 among Steiner Spa Asia Limited, Steiner Leisure Limited, Sierra Pacific Investments LLC, Pacific Century Capital Limited, Franky Tjahyadikarta, Okie R. Lukita and Jeffrey R.W. Matthews and SP Spas LLC (the "Purchase Agreement")), if any, incurred during the bonus period in question and (2) "EBITDA" means the actual cumulative consolidated earnings of the Company before interest income, interest expense, Taxes (as defined in the Purchase

Agreement), depreciation and amortization, as determined in accordance with GAAP (as defined in the Purchase Agreement), consistent with the Company's past practices, *less* any EBITDA Exclusion Amounts (as defined in the Purchase Agreement). For the avoidance of doubt, the parties agree and acknowledge that the operations of any Approved Expansion Project (as defined in the Purchase Agreement) and any Approved Pipeline Project (as defined in the Purchase Agreement) shall be taken into account for the purposes of determining EBITDA. Budgeted EBITDA for the respective periods are as follows: with respect to the (i) First Bonus Period - $951,666 (ii) Second Bonus Period - $1,933,914, and (iii) Third Bonus Period - $966,957.

Each of the bonuses described in this Section 3(a)(ii) are referred to herein as "Incentive Bonus" and shall be payable as follows: (i) for the First Bonus Period, the Incentive Bonus, if any, shall be calculated and paid out no later than the earlier to occur of: (A) five (5) business days following the date Steiner's 2001 Annual Report on Form 10-K is filed with the Securities and Exchange Commission, and (B) April 5, 2002; (ii) for the Second Bonus Period, the Incentive Bonus, if any, shall be calculated and paid out no later than earlier to occur of: (A) five (5) business days following the date Steiner's 2002 Annual Report on Form 10 K is filed with the Securities and Exchange Commission, and (B) April 5, 2003; and (iii) for the Third Bonus Period, the Incentive Bonus, if any shall be calculated and paid out no later than August 20, 2003.

(iii) Disability Insurance. During each of the first two (2) Employment Years, Employee shall be paid an amount to be used toward the payment of the premium on a disability insurance policy (a "Policy") covering Employee, upon delivery to the Company of evidence reasonably satisfactory to the Company of the purchase by Employee of a Policy with an annual premium due during such Employment Year of no more than $3,150, which amount may be increased in the second Employment Year to reflect any increases thereto to reflect changes in Employee's compensation or his age, and shall payable in equal installments at the times that the Base Salary is paid to Employee and shall be subject to such deductions as may be required by applicable law or regulation.

(b) Share Options. Upon the date hereof in connection herewith, and in addition to any share options that may be granted to Employee as part of the Steiner's annual grant of options to officers and employees, Employee shall be granted share options to purchase Twenty Thousand (20,000) Steiner common shares (the "Options"). The Options shall expire on the tenth anniversary of the date of grant, shall vest in equal installments on the first three anniversaries of the date of grant, shall be exercisable at an exercise price per share equal to the average of the high and low prices of such shares on the date hereof. Employee shall be subject to the terms and conditions of, and entitled to all rights and privileges, pursuant to Steiner's Amended and Restated 1996 Share Option and Incentive Plan. The Options shall be evidenced by an Option Agreement in the Form attached hereto as Exhibit "A."

(c) Life Insurance. During each of the first two (2) Employment Years, the Company shall provide Employee with term life insurance with a death benefit payable to beneficiaries designated by Employee equal to 100% of the then current Base Salary. The Company shall pay all premiums with respect to such life insurance. Such life insurance may be provided either through the Company's group life insurance programs, by an individual policy, or by a combination of both group and individual policies.

(d) Other Benefits. During the first two (2) Employment Years, the Company also shall provide to (i) Employee medical coverage, up to a cost to the Company of $3,000 per year (the "Medical Coverage") except that, Employee may request, upon thirty (30) days' prior written notice to the Company, that Employee pay any costs of the Medical Coverage in excess of $3,000 by having the Company deduct such excess cost (which shall be determined based on the Company's actual cost thereof) from amounts otherwise payable to Employee in which case the Medical Coverage will be obtained by the Company with such excess cost and such excess cost shall be deducted from amounts otherwise so payable to Employee (the "Medical Coverage Option"), (ii) an annual allowance of Six Thousand Dollars ($6,000) for the use by Employee in purchasing or leasing an automobile and for the payment of insurance, maintenance and other expenses in connection with such automobile and (iii) first/business class travel on all flights over three (3) hours duration or that are international flights (the "Flight Benefit"). In addition, during the third Employment Year and any period after June 30, 2004 that Employee is subject to the Non-Compete Provisions (as defined below) and serves as a consultant to the Company, the Medical Coverage and the Medical Coverage Option provisions of this Section 3(d) shall apply. Following termination of the Medical Coverage, the Company will make available to Employee medical coverage as required by applicable law.

(e) Expense Reimbursement; No Relocation. The Company shall reimburse Employee for all ordinary and necessary business expenditures made by Employee in connection with, or in furtherance of, his employment hereunder upon presentation by Employee of expense statements, receipts, vouchers or such other supporting information as may from time to time be reasonably requested by the Chairman or the Board. The Company shall not, without Employee's prior written consent, relocate Employee more than twenty-five (25) miles from Employer's current place of business in Jakarta, Indonesia.

(f) Section 16 Reporting Requirements. To the extent that Employee is reasonably determined by Steiner to be a person subject to the reporting requirements under Section 16 of the Securities Exchange Act of 1934, as amended, and, provided that Employee provides reasonable advance notice of any proposed transactions in the securities of Steiner by Employee and members of his family and otherwise complies with all securities trading policies of Steiner applicable to Employee (the Company will advise Employee in writing of such policies), the Company and Steiner shall, at no cost to Employee, advise and assist Employee with the preparation and filing of any reports to be filed thereunder (including, without limitation, making legal counsel available to Employee for the purposes of understanding his reporting obligations and any related trading restrictions).

4. **Vacation.** During the first two Employment Years, Employee shall be entitled to (i) four (4) weeks paid vacation per calendar year (such number of days to be pro-rated for any partial calendar year hereunder) (the "Vacation Days") and (ii) additional vacation days on each day that is a national holiday in the country where Employee is then residing. Notwithstanding the foregoing, Employee shall not be entitled to take in excess of two (2) consecutive weeks of vacation without the prior written consent of the Chairman. The vacation provided for in this Section 4 shall be

coextensive with, and not cumulative with, vacations allowed pursuant to any employment agreements or other arrangements with any Affiliates.

5. **Termination.**

(a) Death.

(i) First Two Employment Years. In the event of Employee's death during the first two (2) Employment Years, the Company shall have no further obligations to make payments or otherwise under this Agreement, except that (A) the Company shall pay to Employee's estate or surviving spouse within ten (10) days after the date of Employee's death any (x) any unpaid accrued Base Salary pursuant to Section 3(a)(i), above, and accrued vacation pursuant to Section 4, to the extent required by applicable law and (y) Incentive Bonus pursuant to Section 3(a)(ii), above, in each case to which Employee was entitled on the date of death pursuant to the terms of those Sections and (z) any amount due to Employee as of the date of death as reimbursement of expenses under Section 3(f), above, and (B) Employee's dependents shall also be entitled to any continuation of health insurance coverage rights to the extent required by applicable law (collectively the "All Years Death Benefits"). In addition, in the event of Employee's death during the first two (2) Employment Years, the Company shall pay to Employee's surviving spouse, or to Employee's estate if there is no surviving spouse, an amount equal to the sum of (x) 100% of Base Salary, at the annual rate in effect on the date of Employee's death, and (y) the "Average Bonus" (as defined below), pro rated through the date of Employee's death, such sum to be payable in bi-weekly installments for a period of one year following Employee's death. For purposes of this Agreement, the term "Average Bonus" when calculated with reference to any date, shall mean, if such date is on or prior to December 31 of the Employment Year in which such date occurs, the arithmetic average of Employee's annual Incentive Bonus for the three preceding Employment Years (including any bonuses paid by the Company for corresponding periods prior to the date hereof); or, if such date is after December 31 of such Employment Year, the arithmetic average of Employee's Incentive Bonus for such Employment Year (calculated on an annualized basis based on the period in which such date occurs and the preceding periods of such Employment Year) and for the two preceding Employment Years.

(ii) Third Employment Year. In the event of Employee's Death during the third Employment Year, the Company shall provide to Employee's surviving spouse or estate the All Years Death Benefits in accordance with the provisions of Section 5(a)(i), above.

(b) Disability.

(i) First Two Employment Years. If Employee becomes physically or mentally disabled during the first two Employment Years so that he is unable to perform the services required of Employee pursuant to this Agreement, (A) as determined in good faith by the Board, for an aggregate of one hundred eighty (180) days months in any three hundred sixty (360) day period (a "Disability"), the Company, at its option, may terminate Employee's employment hereunder (the date of such termination, the "Disability Date") and, thereafter, Employee shall not be deemed to be employed hereunder (except that Employee's obligations under Section 6, below, shall remain in full force and effect as provided herein) and the Company shall have no further obligations to make payments or otherwise under this Agreement, except as provided in this Section 5(b) and under Section 3(e)(iii), above. In the event of a Disability, (A) the Company shall pay to Employee within ten (10) days after the Disability Date (x) any unpaid accrued Base Salary pursuant to Section 3(a)(i), above, and accrued vacation pursuant to Section 4, to the extent required by applicable law, and (y) any Incentive Bonus payable pursuant to Section 3(a)(ii), above, in each case to which Employee was entitled on the Disability Date pursuant to the terms of those Sections and (z) any amount due to Employee as of the Disability Date as reimbursement of expenses under Section 3(f), above and (B) Employee and his dependents shall also be entitled to any continuation of health insurance coverage rights to the extent required under applicable law (collectively, the "All Years Disability Benefits"). In addition, in the event of Employee's Disability during the first two (2) Employment Years, the Company shall pay to Employee an amount equal to the sum of (x) 100% of Base Salary, at the annual rate in effect on the Disability Date, and (y) the Average Bonus, pro rated through the Disability Date, such sum to be payable in bi-weekly installments for a period of one year following Employee's Disability Date. Nothing in this Agreement is intended to cause the Company to be in violation of the Americans with Disabilities Act.

(ii) Third Employment Year. In the event of Employee's Disability during the third Employment Year, the Company shall provide to Employee's estate the All Years Disability Benefits in accordance with the provisions set forth in 5(b)(i) above.

(iii) Application of Non-Compete Provisions. In the event the Employee's employment with the Company is terminated as a result of Disability, Employee shall be subject to the provisions set forth in Section 6(a) through 6(i), below (the "Non-Compete Provisions"), through June 30, 2004 unless the above payment required to be made by this Section 5(b) is not made as required by this Section 5(b), in which case Employee shall cease to be bound by the Non-Compete Provisions. In addition, the Company shall have the option to continue the duration of the Non-Compete Provisions until June 30, 2006 in which event the Company shall provide written notice of such election to Employee within ten (10) days after the date of such termination (the "Non-Compete Notice") and shall, within thirty (30) days after such Disability, pay to Employee the sum of Ninety-Six Thousand Dollars ($96,000) (the "Non-Compete Payment"). In the event the Company does not pay the Non-Compete Payment in full within such 30-day period, Employee shall not be bound by the Non-Compete after June 30, 2004. For the avoidance of doubt, Employee shall in any event be subject to the Non-Compete Provisions for a period of (A) ten (10) days after the Disability Date and (B) thirty (30) days after the Disability Date if the Non-Compete Notice is made within such ten-day period.

(c) For Cause by Company. The Company may at any time during the term hereof, without any prior notice, terminate Employee's employment hereunder upon the occurrence of any of the following events (each referred to herein as "Cause"): (i) Employee's continued failure to substantially perform Employee's duties with the Company (other than any such failure resulting from Employee's incapacity due to physical or mental illness or injury); (ii) a violation by Employee of any written policy or directive of the Company applicable to Employee specifically, or to officers or employees of the Company, or of the Company, and its Affiliates generally, the violation of which policy or directive is materially and demonstrably injurious to the Company; (iii) Employee's excessive alcoholism or drug abuse that substantially impairs the ability of Employee to perform Employee's duties hereunder; (iv) continued gross negligence by Employee in the performance of his duties under this Agreement that results in material and demonstrable damage to the Company or any Affiliate; (v) violation by Employee of any lawful direction from the Board provided such direction is not inconsistent with Employee's duties and responsibilities to the Company hereunder; (vi) a conviction of Employee (or a plea of nolo contendere in lieu thereof) for (A) a felony or (B) a crime involving fraud, embezzlement or other criminal conduct by Employee; (vii) intentional or reckless conduct that results in material and demonstrable damage to the Company; or (viii) the committing by Employee of an act involving moral turpitude that results in material and demonstrable damage to the Company; provided, however, that in the case of any of the events described in clauses (i), (ii) (iv) (v) or (vii) above, such event shall not constitute Cause hereunder unless and until there is given to Employee by the Company a written notice which sets forth the specific respects in which it believes that Employee's conduct constitutes Cause hereunder, which conduct is not cured within ten (10) days of written notice thereof. If the Company terminates Employee's employment under this Agreement pursuant to this Section 5(c), the Company shall have no further obligations to make payments or otherwise under this Agreement, except that Employee shall be entitled to receive any (i) unpaid accrued Base Salary pursuant to Section 3(a)(i), above, through the date that is thirty (30) days after the date that the Company gives written notice of such termination to Employee (the "Termination Notice Date") and accrued vacation pursuant to Section 4, to the extent required by applicable law, (ii) Incentive Bonus that is accrued pursuant to Section 3(a)(ii), above, and unpaid as of the date of such termination and (iii) any amount due to Employee under this Agreement as of the date of such termination, reimbursement of expenses under Section 3(f), above, in each case within sixty (60) days after the Termination Notice Date. Notwithstanding the foregoing, Employee shall, for all purposes, cease to be deemed to be employed by the Company as of the date of any termination of Employee pursuant to this Section 5(c), irrespective of whether written notice of termination is given on such date. In the event the Employee's employment with the Company is terminated pursuant to this Section 5(c), Employee shall be subject to the Non-Compete Provisions through June 30, 2004 unless the above payment required to be made by this Section 5(c) is not made as required by this Section 5(c), in which case, Employee shall cease to be bound by the Non-Compete Provisions. In addition, the Company shall have the option to continue the duration of the Non-Compete Provisions until June 30, 2006 in which event the Company shall provide the Non-Compete Notice within ten (10) days after the date of such termination and shall, within thirty (30) days after such termination, pay to Employee the Non-Compete Payment. In the event the Company does not pay the Non-Compete Payment in full within such 30-day period, Employee shall not be bound by the Non-Compete after June 30, 2004. For the avoidance of doubt, Employee shall in any event be subject to the Non-Compete Provisions for a period of sixty (60) days after the date of such termination.

(d) Other Terminations. In the event the Employee's employment with the Company is terminated by the Company without Cause, or the Employee terminates his employment with the Company with Good Reason (as defined below) after thirty (30) days' prior written notice to the Company and provided that the Company does not correct the circumstances giving the Employee Good Reason during such 30-day period (the date of termination, the "Termination Date"), (A) the Company shall pay to Employee within ten (10) days after the Termination Date (i) any unpaid accrued Base Salary pursuant to Section 3(a)(i) , and accrued vacation pursuant to Section 4, to the extent required by applicable law, above, and (ii) any Incentive Bonus payable pursuant to Section 3(a)(ii), above, in each case to which Employee was entitled on the Termination Date pursuant to the terms of those Sections and (iii) any amount due to Employee as of the Termination Date as reimbursement of expenses under Section 3(f), above and (B) Employee and his dependents shall also be entitled to any continuation of health insurance coverage to the extent required under applicable law. In addition, in the event of such termination during the first two (2) Employee Years, the Company shall pay to Employee, an amount equal to the sum of (i) the Base Salary due for the remaining term of this Agreement, and (ii) the Average Bonus with respect to whichever of the First Employment Year and Second Employment Year an Incentive Bonus was not paid, prorated through the Termination Date, such sum to be payable within thirty (30) days following Employee's Termination Date. Furthermore, following a termination pursuant to this Section 5(d) (including a termination pursuant to the second next succeeding sentence, a "Section 5(d) Termination"), Employee shall be relieved of all obligations hereunder, other than as provided in the next sentence. In the event of Employee's termination of employment pursuant to this Section 5(d), Employee shall be subject to the Non-Compete Provisions through June 30, 2004 unless the payment required to be made by the Section 5(d) is not made as required by this Section 5(d). If Employee terminates his employment hereunder prior to June 30, 2004 without Good Reason, the Non-Compete Provisions will apply through June 30, 2004. In the event Employee's employment with the Company is terminated pursuant to this Section 5(d) (including by Employee without Good Reason), Employee shall be subject to the Non-Compete Provisions through June 30, 2004 unless the above payment required to be made by this Section 5(d) is not made as required by this Section 5(d), in which case Employee shall cease to be bound by the Non-Compete Provisions. In addition, the Company shall have the option to continue the duration of the Non-Compete Provisions until June 30, 2006 in which event the Company shall provide the Non-Compete Notice within ten (10) days after the date of such termination and shall, within thirty (30) days after such termination, pay to Employee the Non-Compete Payment. In the event the Company does not pay the Non-Compete Payment in full within such 30-day period, Employee shall not be bound by the Non-Compete after June 30, 2004. For the avoidance of doubt, Employee shall in any event be subject to the Non-Compete Provisions for a period of thirty (30) days after the date of such termination. For the purposes of this Agreement, "Good Reason" shall mean, any termination by the Employee that follows a material breach by the Company of this Agreement (it being agreed that a violation of the Company of its obligations to provide Employee with such duties and responsibilities as provided in Section 1 hereof shall be deemed a material breach by the Company of this Agreement).

6. **Non-Competition; Confidentiality; Etc.** All references to the "Company" in this Section 6 shall include Steiner and all direct and indirect subsidiaries of Steiner and all other affiliates (as that term is defined for purposes of Rule 405 under the Securities Act of 1933, as amended) of Steiner (each, a "Steiner Affiliate").

(a) Acknowledgment. Employee acknowledges and agrees that (i) in the course of Employee's employment by, and performance of the Services (as defined below) for, the Company, it will be necessary for Employee to acquire information which could include, in whole or in part, information concerning the sales, products, services, customers and prospective customers, sources of supply, computer programs, system documentation, software development, manuals, formulae, processes, methods, machines, compositions, ideas, improvements, inventions or other confidential or proprietary information belonging to the Company or relating to the affairs of the Company (excluding, after termination of Employee's employment with the Company, (A) information which is generally available to the public, (B) information obtained by the Employee from third persons not under agreement to maintain the confidentiality of the same, (C) information which the Employee is required to be disclosed by law or legal process and (D) information independently developed by the Employee prior to his ownership in and employment by the Company pursuant to this Agreement, collectively, the "Confidential Information"), (ii) the restrictive covenants set forth in this Section 6 are reasonable and necessary in order to protect and maintain such proprietary interests and the other legitimate business interests of the Company and that such restrictive covenants in this Section 6 shall survive the termination of this Agreement for any reason and (iii) the Company would not have entered into this Agreement unless such covenants were included herein.

(b) Non-Competition. Except as otherwise provided in this Agreement, including, but not limited to, the non-compete obligations of Employee that may arise pursuant to Section 5, above, Employee covenants and agrees that during the Employment Years and, assuming the payment of the Consulting Payment (as defined below), for a period of two (2) years after the Employee Years (the "Non-Compete Period"), Employee shall not engage, directly or indirectly, whether as an individual, sole proprietor, or as a principal, agent, officer, director, employer, employee, consultant, independent contractor, partner or shareholder of any firm, corporation or other entity or group or otherwise in any Competing Business. For purposes of this Agreement, the term "Competing Business" shall mean any individual, sole proprietorship, partnership, firm, corporation or other entity or group which (i) engages in the creation or promotion of any spa-related brand in connection with hotels or otherwise or (ii) offers or sells or attempts to offer or sell (A) spa services, skin or hair care products, or (B) any other services offered or sold by the Company as of August 1, 2001 or during the one (1) year period prior thereto, including, but not limited to, in the case of each of the preceding clauses (A) and (B), offers or sales or attempts to offer or sell any of such services or products to or from any day spa, destination spa, resort, hotel, passenger cruise vessel or retail establishment. Notwithstanding the foregoing, nothing herein shall preclude or prohibit Employee from (x) maintaining a passive investment in publicly held entities, provided that Employee does not have more than a five percent (5%) beneficial ownership in any such entity; (y) engaging in the activities described on Schedule A attached hereto related to (aa) the specific hotels referenced thereon and (bb) the activities described in the last paragraph thereof, or (z) directly or indirectly owning, operating or managing a total of five (5) hotels, in addition to those on Schedule A, each of which may include a spa as a hotel amenity, so long as the total number of rooms in such up to five (5) hotels owned, operated or managed does not exceed fifteen hundred (1500) rooms (the "Five Hotel Restriction"). The Five Hotel Restriction shall not apply to any hotel which, after the date hereof enters into an agreement with Mandara Spa Asia Limited ("Mandara Asia"), or any subsidiary thereof, whereby Mandara Asia or any such subsidiary has agreed in writing to provide spa services to such hotel for a period of at least three (3) years (each of the activities referred to in foregoing clauses (x), (y) and (z), collectively, the "Permitted Activity").

(c) Non-Solicitation of Customers and Suppliers. Except as otherwise provided in this Agreement, including, but not limited to, the non-compete obligations of Employee that may arise pursuant to Section 5, above, Employee covenants and agrees that during the Non-Compete Period, Employee shall not, whether as an individual or sole proprietor, or as a principal, agent, officer, director, employer, employee, consultant, independent contractor, partner or shareholder of any firm, corporation or other entity or group or otherwise, directly or indirectly, solicit the trade or business of, or trade, or conduct business with, any customer, prospective customer, supplier, or prospective supplier of the Company for any purpose other than for the benefit of the Company; except that the restriction on the solicitation of customers shall not apply in connection with a

Permitted Activity; provided, however, that in no event shall Employee, whether in connection with a Permitted Activity or otherwise: (i) with respect to any Competing Business, solicit the trade or business of, or trade, or conduct business with any passengers on any passenger cruise vessel on which, or guests at any hotel or resort at which, the Company operates a spa facility (the "Likely Potential Customers") while such persons are passengers aboard such vessel or guests at such resort; or (ii) take any action intended to cause a Likely Potential Customer to patronize a spa facility in which the Employee has an interest instead of the spa facilities operated by the Company (including, without limitation, placing any advertising signs in the area of the Area Restriction, soliciting individuals on Company mailing lists or similar actions), it being agreed that nothing in this proviso is intended to otherwise prevent or prohibit Employee from using traditional advertising, marketing and promotional channels in connection with Employee's engagement in any Permitted Activity.

(d) Non-Solicitation of Employees, Etc. Except as otherwise provided in this Agreement, including, but not limited to, the non-compete obligations of Employee that may arise pursuant to Section 5, above, Employee covenants and agrees that during the Non-Compete Period, Employee shall not, directly or indirectly, as an individual or sole proprietor, or as a principal, agent, employee, employer, consultant, independent contractor, officer, director, shareholder or partner of any person, firm, corporation or other entity or group or otherwise, without the prior express written consent of the Company approach, counsel or attempt to induce any person who is then in the employ of, or then serving as independent contractor with, the Company to leave the employ of, or terminate such independent contractor relationship with, the Company or employ or attempt to employ any such person or persons who at any time during the preceding six (6) months was in the employ of, the Company.

(e) Non-Disclosure of Confidential Information. Employee agrees to hold and safeguard the Confidential Information in trust for the Company and its successors and assigns and only use the Confidential Information for purposes of performing his duties hereunder, and agrees that he shall not, without the prior written consent of the Board, misappropriate or disclose or make available to anyone for use outside the Company at any time, either during his employment hereunder or subsequent to the termination of his employment hereunder for any reason, any of the Confidential Information, whether or not developed by Employee, except as required in the performance of Employee's duties to the Company or as required by applicable law. In the event that Employee is requested or required by, or under applicable law or court, or administrative order to disclose any of the Confidential Information, Employee shall provide the Company with prompt written notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy. If Employee is legally compelled to disclose Confidential Information, Employee shall disclose only that portion of the Confidential Information which Employee is legally required to disclose.

(f) Disclosure of Works and Inventions/Assignment of Patents. Employee shall disclose promptly to the Company any and all works, publications, inventions, discoveries and improvements authored, conceived or made by Employee during the period of his employment with the Company or connection with his consulting services for the Company pursuant to Section 6(k), below, and related to the business or activities of the Company (the "Rights"), and hereby assigns and agrees to assign all his interest therein to the Company or its nominee. Whenever requested to do so by the Company, Employee shall execute any and all applications, assignments or other instruments which the Company shall deem necessary to apply for and obtain Letters of Patent or Copyrights, or similar documents or rights, of the United States or any foreign country or to otherwise protect the Company's interest in the Rights. Such obligations shall continue beyond the termination of Employee's employment with the Company for any reason with respect to works, inventions, discoveries and improvements authored, conceived or made by Employee during the period of Employee's employment with the Company.

(g) Return of Materials. Upon the termination of Employee's employment with the Company. Employee shall promptly deliver to the Board all correspondence, drawings, blueprints, manuals, letters, notes, notebooks, financial records, reports, flowcharts, programs, proposals and any other documents concerning the Company's business, including, without limitation, its customers or suppliers or concerning its products, services or processes and all other documents or materials containing or constituting Confidential Information; provided, however, that nothing in this Section 6(g) shall require Employee to deliver to the Board any property that is owned by Employee and that contains no Confidential Information.

(h) Status of Section. The provisions of this Section 6 shall be construed as an agreement on the part of Employee independent of any other provision of this Agreement or any other agreement, and the existence of any claim or cause of action of Employee against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the provisions of this Section 6.

(i) Injunctions. Because of the difficulty of measuring economic losses to the Company as a result of any breach by Employee of the covenants in this Section 6, and because of the immediate and irreparable damage that could be caused to the Company for which it would have no other adequate remedy the Employee agrees that the Company may enforce the provisions of this Section 6 by injunctions and restraining orders against the Employee without the posting of a bond or other security if the Employee breaches any of those provisions.

(j) Employee Not Restricted. Employee represents and warrants that Employee is not subject to any non-competition or other agreement that would restrict in any way Employee's ability to perform duties for the Company.

(k) Consulting Agreement. The parties hereto agree that upon the expiration of the Employment Years on June 30, 2004, and commencing July 1, 2004, Employee shall provide consulting services to the Company (150 hours per year) for two (2) years for annual compensation of Forty Thousand Dollars ($40,000) per year, which shall be payable in equal bi-weekly installments and without regard to whether the Company has used such consulting services (the "Consulting Payment"). Employee shall provide such services, and at such times as may be reasonably requested by the Chairman or the Board (the "Services"). In addition to the other provisions of this Agreement applicable by their terms to the Services, the Flight Benefit and the provisions of the first sentence of Section 3(e), above, shall apply with respect to, and during any period Employee provides to the Services.

7. **Immigration Status**. Employee agrees that he will use his reasonable best efforts to assure that he is in compliance with all applicable laws and regulations relating to immigration

and employment matters during the term hereof. Employee will promptly alert the Company in the event that he becomes aware, during the term hereof, of any change or proposed change in his immigration or employment status or any of such laws or regulations that could adversely affect the performance of his duties hereunder in the jurisdiction where he is then working for the Company. The Company shall cooperate with Employee on such immigration and employment matters and, during the Employment Years, and provided that the (i) Company is then Employee's principal source of income and (ii) Employee is not otherwise being provided with the payments or reimbursements described below in this sentence, then the Company shall pay (or reimburse Employee for) any costs, fees or expenses (including reasonable attorneys' costs) incurred in connection with Employee's compliance with such laws or regulations.

8. **Non-Assignment; Successors; etc.** The Company may assign any of its rights under this Agreement with the prior written consent of the Employee (not to be unreasonably withheld). The Company may not assign or delegate any of its obligations under this Agreement, without the prior written consent of Employee. The successors of the Company shall be bound by the terms hereof, and where the context permits, references to the "Company" herein shall be deemed to refer to such successors. Employee may assign his rights under this Agreement with the prior written consent of the Company (not to be unreasonably withheld). Employee may not assign or delegate any of his obligations under this Agreement and the obligations of Employee hereunder, other than the obligations set forth in Section 1, above, shall continue after the termination of his employment hereunder for any reason and shall be binding upon his estate, personal representatives, designees or other legal representatives, as the case may be ("Heirs"), and all of Employee's rights hereunder shall inure to the benefit of his Heirs. All of the rights of the Company hereunder shall inure to the benefit of, and be enforceable by the successors of the Company.

9. **Notices.** Any notices or demands given in connection herewith shall be in writing and deemed given when (a) personally delivered, (b) sent by facsimile transmission to a number provided in writing by the addressee and a confirmation of the transmission is received by the sender or (c) three (3) days after being deposited for delivery with a recognized overnight courier, such as FedEx, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such party may in writing designate:

If to Employee:

with a copy to:

Mark A. Edleson
Graha Niaga, 20th Floor
Jakarta, 12190, INDONESIA
Facsimile: (62-21)250-5588
Email : mae@intermax.net

If to the Company:

Leonard I. Fluxman
c/o Steiner Management Services
770 South Dixie Highway, Suite #200
Coral Gables, FL 33146
Facsimile Number: (305) 358-7704

10. **Entire Agreement; Certain Terms.** This Agreement constitutes and contains the entire agreement of the parties with respect to the matters addressed herein and supersedes any and all prior negotiations, correspondence, understandings and agreements between the parties respecting the subject matter hereof, including, but not limited to that certain Employment Agreement, dated as of May 11, 2000, as amended, between the Employee and the Company, all other agreements and arrangements relating to the payment of any compensation to Employee with respect to any services performed, or to be performed on behalf of the Company, any Affiliate, Steiner or any Steiner Affiliate. No waiver of any rights under this Agreement, nor any modification or amendment of this Agreement shall be effective or enforceable unless in writing and signed by the party to be charged therewith. When used in this Agreement, the terms "hereof," "herein" and "hereunder" refer to this Agreement in its entirety, including any exhibits or schedules attached to this Agreement and not to any particular provisions of this Agreement, unless otherwise indicated.

11. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12. **Governing Law, etc.** This Agreement shall be governed by and construed in accordance with the laws of Indonesia, without regard to choice of law provisions thereof.

13. **Severability.** It is the intention of the parties hereto that any provision of this Agreement found to be invalid or unenforceable be reformed rather than eliminated. If any of the provisions of this Agreement, or any part thereof, is hereinafter construed to be invalid or unenforceable, the same shall not affect the remainder of such provision or the other provisions of this Agreement, which shall be given full effect, without regard to the invalid portions. If any of the provisions of Section 6, above, or any portion thereof, is held to be unenforceable because of the duration of such provision or portions thereof, the area covered thereby or the type of conduct restricted therein, the parties hereto agree that the court making such determination shall have the

power to modify the duration, geographic area and/or, as the case may be, other terms of such provisions or portions thereof, and, as so modified, said provisions or portions thereof shall then be enforceable. In the event that the courts of any one or more jurisdictions shall hold such provisions wholly or partially unenforceable by reason of the scope thereof or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the Company's rights provided for herein in the courts of any other jurisdictions as to breaches or threatened breaches of such provisions in such other jurisdictions, the above provisions as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

14. **Non-Waiver.** Failure by either the Company or Employee to enforce any of the provisions of this Agreement or any rights with respect hereto, or the failure to exercise any option provided hereunder, shall in no way be considered to be waiver of such provisions, rights or options, or to in any way affect the validity of this Agreement.

15. **Headings.** The headings preceding the text of the paragraphs of this Agreement have been inserted solely for convenience of reference and neither constitute a part of this Agreement nor affect its meaning, interpretation, or effect.

Signature page follows

IN WITNESS WHEREOF, the parties have executed these presents as of the day and year first above written.

EMPLOYEE:

____
Mark A. Edleson

COMPANY:

MANDARA SPA ASIA LIMITED

By: _________________________
Leonard I. Fluxman
Title: Authorized Person

Exhibit A

SHARE OPTION AGREEMENT

This Agreement (this "Agreement") is made as of July 3, 2001, by and between Steiner Leisure Limited, a Bahamas international business company (the "Company"), and the undersigned employee ("Employee").

Pursuant to the Steiner Leisure Limited 1996 Share Option and Incentive Plan (the "Plan"), the Company hereby grants to Employee, as of July 3, 2001, options (the "Options") to purchase Twenty Thousand (20,000) of the Company's common shares, par value (U.S.) $.01 per share (the "Shares"), at $_______ per share (the "Exercise Price") upon the following terms and conditions. Capitalized terms not otherwise defined herein shall have the same meaning as in the Plan.

1. **Exercise of Options**. The Options shall become exercisable upon the earliest to occur of the following: (i) in accordance with the following schedule: one-third (rounded down, if necessary, to the next whole number) shall become exercisable on July 3, 2002; one-third (rounded down, if necessary, to the next whole number) shall become exercisable on July 3, 2003; and one-third (rounded up, if necessary, to the next whole number) shall become exercisable on July 3, 2004, (ii) Employee's death and (iii) a Change in Control. The Options shall expire on July 2, 2211.

2. **Transfer and Exercise**. The Options are not transferable otherwise than by will or the laws of descent and distribution and, in addition to the other limitations set forth herein, are exercisable during the lifetime of Employee only by Employee. The Options are exercisable by Employee only while Employee is in active employment with the Company or a Subsidiary or within thirty (30) days after termination of such employment, except (i) during the three-year period after a Employee's death, Disability or Retirement; (ii) during a three-year period commencing on the date of Employee's termination of employment by the Company or a Subsidiary, other than for cause; or (iii) during a three-year period commencing on the date of termination by Employee, or the Company or a Subsidiary, of employment after a Change in Control unless such termination of employment is by the Company or a Subsidiary for cause. The Options that are not yet vested and exercisable shall be forfeited upon the termination of employment of Employee (other than as a result of death, Disability, Retirement or a Change in Control) by the Company or any Subsidiary unless such termination is by the Company or a Subsidiary and is in violation of the terms of a written employment agreement to which the Employee and the Company and/or, as the case may be, a Subsidiary are parties (a "Violation Termination"). In the event of a Violation Termination, all Options held by the Employee which are not yet vested and exercisable shall become vested and exercisable at the effective time of such Violation Termination, provided such effective date is at least one (1) year after the date of grant of the Options.

3. **Procedure for Exercise**. The Options shall be exercisable by written notice in the form attached hereto as Exhibit A (the "Exercise Notice"). Such written notice shall be addressed to the Secretary of the Company, signed by the Employee and delivered pursuant to Section 10, below. Options shall be deemed to be exercised upon delivery to the Company of such written notice, upon which the Company will issue and deliver to Employee the number of Shares as to which the options

were exercised. Notwithstanding the foregoing, Options may not be exercised if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or regulation or any requirement of the Nasdaq Stock Market, Inc. or other market or exchange upon which the Shares may then be traded or listed (collectively, the "Rules"). As a condition to the exercise of an Option, the Company may require Employee to make such representations or warranties to the Company as the Company may deem appropriate under the Rules.

4. **Payment of Exercise Price**.

The Exercise Price for the number of shares for which Options are being exercised shall be paid on, or within ten (10) days after the date of exercise:

(i) in cash (by certified or bank cashier's check);

(ii) by tender to the Company of whole Shares then owned by the Employee having a Fair Market Value (as defined below) on the date of exercise at least equal to the Exercise Price, provided that, in the case of Shares acquired directly from the Company, such Shares have been held for at least six months;

(iii) a combination of the foregoing; or

(iv) on such other terms and conditions as the Compensation Committee of the Company (or, if such committee is not in existence, the Board of Directors of the Company; in either case, hereinafter, the "Committee") may approve.

For purposes of this Agreement, "Fair Market Value" means the mean of the high and low prices reported per Share as quoted on the Nasdaq National Market or the Nasdaq Small Cap Market.

5. **Adjustments Upon Changes in Capitalization, Etc.** In the event of any change in the outstanding Shares of the Company by reason of any share split, share dividend, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change or in the event of any special distribution to the shareholders, the Committee shall make such equitable adjustments in the number of Shares and prices per Share applicable to the Options as the Committee determines are necessary and appropriate. Any such adjustment shall be conclusive and binding for all purposes of the Plan.

6. **Tax Withholding**. In order to enable the Company to meet any applicable federal, state or local withholding tax requirements arising as a result of the exercise of Options, Employee shall pay the Company the amount of tax to be withheld or may elect to satisfy such obligation by delivering to the Company other Shares owned by Employee prior to exercising the Options, or a payment consisting of a combination of cash and such Shares, or by having the Company withhold Shares that otherwise would be delivered to Employee pursuant to the exercise of the Options for which the tax is being withheld. Such an election shall be subject to the following: (i) the election shall be made in such manner as may be prescribed by the Committee and (ii) the election shall be made prior to the date to be used to determine the tax to be withheld and shall be irrevocable. The value of any Share to be delivered or withheld by the Company shall be the Fair Market Value on the date to be used to determine the amount of tax to be withheld.

7. **Shares Subject to Plan**. The Shares awarded pursuant to the Plan are subject to all of the terms and conditions of the Plan, the terms of which are hereby expressly incorporated and made a part hereof. Any conflict between this Agreement and the Plan shall be controlled by, and settled in accordance with the terms of the Plan. Employee acknowledges that Employee has received, read and understood the provisions of the Plan and agrees to be bound by its terms and conditions.

8. **Interpretation**. Any dispute regarding the interpretation of this Agreement shall be submitted by Employee or by the Company forthwith to the Committee, which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Committee shall be final and binding on the Company and on Employee.

9. **Not a Contract of Employment**. This Agreement shall not be deemed to constitute an employment contract between the Company and Employee or to be a consideration or an inducement for the employment of Employee.

10. **Notices**. Any notice required or permitted hereunder shall be given in writing and deemed delivered when (i) personally delivered, (ii) sent by facsimile transmission and a confirmation of the transmission is received by the sender, or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as Federal Express, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such party may in writing designate.

11. **Further Instruments**. The parties agree to execute such further instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

12. **Entire Agreement; Governing Law; Severability**. The Plan and Exercise Notice are incorporated herein by reference. This Agreement, the Plan and the Exercise Notice constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Employee with respect to the subject matter hereof, and shall be interpreted in accordance with, and shall be governed by, the laws of The Bahamas, subject to any applicable United States federal or state securities laws. Should any provision of this Agreement be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

EXHIBIT A

EXERCISE NOTICE

Steiner Leisure Limited
c/o Steiner Management Services, LLC
770 South Dixie Hwy.
Suite 200
Coral Gables, Florida 33146
Attention: Secretary

1. **Exercise of Option**. Effective as of the date indicated below, the undersigned ("Employee") hereby elects to exercise ___________ of the Employee's options (the "Options") to purchase common shares (the "Shares") of Steiner Leisure Limited (the "Company") under and pursuant to the Company's 1996 Share Option and Incentive Plan (the "Plan"), and the Share Option Agreement by and between the Company and the Employee dated as of July 3, 2001 (the "Option Agreement").

2. **Representations of Employee**. Employee acknowledges that Employee has received, read and understood the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions. References herein to this "Agreement" include this Exercise Notice and the Plan, and the Option Agreement, all of which are incorporated herein by reference as provided in Section 7, below.

3. **Compliance with Securities Laws**. Notwithstanding any other provisions of the Option Agreement to the contrary, Employee understands and acknowledges that the exercise of any rights to purchase Shares is expressly conditioned upon compliance with the Securities Act of 1933, as amended, all applicable state securities laws and all applicable requirements of the Nasdaq Stock Market, Inc. or other market or exchange on which the Shares may be traded or listed at the time of exercise of the Options. Employee agrees to cooperate with the Company to ensure compliance with such laws and requirements.

4. **Tax Consultation**. Employee understands that Employee may suffer adverse tax consequences as a result of Employee's purchase or disposition of the Shares. Employee represents that Employee has consulted with any tax consultants Employee deems advisable in connection with the purchase or disposition of the Shares and that Employee is not relying on the Company for any tax advice.

5. **Successors and Assigns**. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. This Agreement shall be binding upon Employee and his or her heirs, executors, administrators, successors and permitted assigns.

6. **Delivery of Payment**. Employee herewith delivers (or, within ten (10) days after the date of exercise, will deliver) to the Company the full exercise price for the Shares. Employee hereby elects to pay the full exercise price (check the appropriate box):

- ☐ by certified or bank cashier's check;
- ☐ by tender to the Company of Shares in accordance with Section 4(ii) of the Option Agreement;
- ☐ by a combination of the foregoing.

7. **Entire Agreement; Governing Law; Severability**. The Plan, and Option Agreement are incorporated herein by reference. This Exercise Notice, the Plan and the Option Agreement constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Employee with respect to the subject matter hereof, and shall be interpreted in accordance with, and shall be governed by, the laws of The Bahamas, subject to any applicable United States federal or state securities laws. Should any provision of this Agreement be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

Submitted by:

EMPLOYEE:

____
Mark Edelson

Date: ____________________

Accepted by:

STEINER LEISURE LIMITED

____
Carl S. St. Philip
Vice President and
Chief Financial Officer

SCHEDULE A

This Schedule refers to the **Current Activities** of Mark A. Edleson (MAE), directly and indirectly, as a director or executive, in the hospitality industry and forms a part of his Employment Agreement with Mandara Spa Asia Limited:

Pacific Century Capital Limited (PCCL) is a shareholder in each of the following enterprises. Mark A. Edleson is the Chief Executive Officer of PCCL.

1. PT. Nusa Pacific Island Development (NPID)

PCCL is a 25% shareholder of the company.
MAE is a Director of the company.

The company is engaged in the business of developing and owning hotels in Indonesia. It currently owns hotels including several incomplete projects and three hotels in operation, namely:

- The Chedi, Ubud, Bali (NPID owns 100%)
- The Serai, Manggis, Bali (NPID owns 38%)
- Amanjiwo, Magelang, Central Java (NPID owns 50%)

2. PT. General Hotel Management Indonesia (GHMI)

PCCL is a 16.33% shareholder in the company.
MAE is a Director of the company.

The company is engaged in the business of managing small hotels (less than 150 rooms) in Indonesia. It currently has hotel management agreements with three operating hotels in Indonesia, namely:

- The Chedi, Ubud, Bali
- The Serai, Manggis, Bali
- The Legian, Seminyak, Bali

3. Alila Hotels and Resorts Limited (AHRL)

PCCL is a 20% shareholder in the company.
MAE is a Director of the company.

The company is engaged in the business of managing hotels (150-350 rooms) throughout Asia. It currently has one hotel management agreement with a hotel in Jakarta, Indonesia, namely:

- Alila Jakarta (250 Rooms)

PT. Bodi Indah Perkasa (mybody gym)

PCCL is the beneficial owner of 30% of the company.

The company is engaged in the business of owning and operating fitness clubs and wellness centers throughout Asia. Such business includes offering fitness equipment, steam, sauna, aerobics classes, martial arts training, personal fitness training, fitness assessments, yoga, tai chi and other forms of physical and mental wellness programs. In some cases, its operations may include limited sports related massage. It is currently operating one such fitness center in Jakarta, Indonesia, namely:

mybody gym at Alila Jakarta

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the "Agreement") is made and entered into as of July 3, 2001, by and among **STEINER LEISURE LIMITED**, a Bahamas international business company ("Steiner"), **SIERRA PACIFIC INVESTMENTS LLC**, a Delaware limited liability company ("SPI"), **PACIFIC CENTURY CAPITAL LIMITED**, a British Virgin Islands company ("PCCL"), **FRANKY TJAHYADIKARTA, OKIE R. LUKITA** and **JEFFREY R.W. MATTHEWS** (SPI, PCCL, Franky Tjahyadikarta, Okie R. Lukita and Jeffrey R. W. Matthews, including their respective successors, assigns and transferees, collectively, the "Holders"). Steiner and the Holders are sometimes referred to herein, individually, as a "Party" and, collectively, as the "Parties."

WHEREAS, in connection with the transactions contemplated by that certain Share Purchase Agreement, dated as of June __, 2001, among, Steiner, Steiner Spa Limited and the Holders (the "Purchase Agreement"), Steiner is issuing to the Holders an aggregate of 99,508 shares of Steiner's common shares, par value US$.01 per share (together with any other equity securities issuable or issued upon conversion or exchange in respect thereof, or issuable or issued upon conversion or exchange of other equity securities of Steiner into which such shares shall be reclassified or changed, including by reason of or in connection with a merger, consolidation, dividend, distribution, reorganization, recapitalization or statutory conversion which are then owned by any Holder, the "Steiner Shares"); and

WHEREAS, as a condition to the closing of the transactions under the Purchase Agreement, Steiner has agreed to provide to the Holders certain registration rights with respect to the Steiner Shares as hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein and in the Purchase Agreement, the Parties hereby agree as follows:

1. **Registration.**

(a) Steiner shall, within one hundred twenty (120) days following the date hereof, file, or cause to be filed, a registration statement with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), for the purpose of registering the Steiner Shares for resale by the Holders thereof (the "Registration Statement"); *provided, however,* that before filing the Registration Statement (or prospectus contained therein, or any amendments or supplements thereto), Steiner shall furnish copies of all such documents proposed to be filed to counsel for the Holders. Steiner will use its reasonable best efforts (i) to have the Registration Statement declared effective no later than one hundred eighty (180) days following the date hereof, and (ii) to cause the Steiner Shares to be registered, qualified or exempted under the securities laws of such states and other jurisdictions as any Holder reasonably requests, concurrently with or as soon as is reasonably practicable following the filing of the Registration Statement, and do any and all other acts and things which may be reasonably necessary or advisable to enable the disposition in such jurisdictions of the

Steiner Shares. Notwithstanding the foregoing, Steiner shall not be obligated (i) to effect, or take any action to effect, any such registration pursuant to this Section 1(a) in any jurisdiction in which Steiner would be required to execute a general consent to service of process in effecting such registration, qualification or other compliance, unless Steiner is already subject to service in such jurisdiction and except as may be required by the Securities Act, or (ii) to effect any registration of the Steiner Shares for sale pursuant to an underwritten offering.

(b) Steiner hereby represents and warrants to each of the Sellers that there are no contractual or, to the best of Steiner's Knowledge (as defined in the Purchase Agreement), any other restrictions, limitations or similar provisions that could reasonably be expected to result in the inability of Steiner to register the Steiner Shares as provided herein. Notwithstanding the provisions of Section 1(a), above, if (i) in the good faith judgment of the Board of Directors of Steiner (the "Board"), such registration would be seriously detrimental to Steiner and the Board reasonably concludes that, as a result, it is essential to defer the filing of such Registration Statement at such time, and (ii) Steiner has delivered to the Holders a certificate signed by the President of Steiner certifying that the Board has determined in good faith that it would be seriously detrimental to Steiner for such Registration Statement to be filed in the near future and that it is, therefore, essential to defer the filing of such Registration Statement (which certificate shall be accompanied by such supporting documentation for the Board's determination as the Holders may reasonably request), then Steiner shall have the right to defer such filing for the period during which such registration would be seriously detrimental; *provided, however*, that Steiner may not defer the filing for a period of more than one hundred five (105) days after the date by which Steiner has committed to file the Registration Statement pursuant to Section 1(a) hereof; *provided, further*, that, in the event of any deferral pursuant to this Section 1(b), Steiner shall not file any other registration statement in respect of any securities until such time as it has filed the Registration Statement pursuant to Section 1(a) hereof.

(c) The Registration Statement filed pursuant to Section 1(a), above, (i) may, at the option of Steiner, include other securities of Steiner to be sold for the account of Steiner; *provided, however*, that all Steiner Shares are covered in such Registration Statement, and (ii) shall not include any securities of Steiner to be offered or sold pursuant to any underwriting or placement arrangements.

2. **Expenses of Registration**. Steiner shall pay all expenses incurred by Steiner in connection with the registration, qualification and/or exemption of the Steiner Shares pursuant to Section 1(a) hereof, including any SEC and state securities law registration and filing fees, printing expenses, fees and disbursements of Steiner's counsel and accountants, transfer agents' and registrars' fees, fees and disbursements of counsel and accountants used by Steiner in connection with such registration, qualification and/or exemption, and expenses incidental to any amendment or supplement to the Registration Statement or prospectuses contained therein. In addition, Steiner will pay its internal expenses (including, but not limited to, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance obtained by Steiner and the expenses and fees for listing the securities to be registered on each securities exchange.

3. **Furnishing of Documents**. Steiner shall furnish to the Holders and each seller of Steiner Shares such reasonable number of copies of the Registration Statement, such prospectuses (including each preliminary prospectus) as are contained in the Registration Statement and such other documents as the Holders may reasonably request in order to facilitate the disposition of the Steiner Shares.

4. **Amendments and Supplements**. Steiner shall prepare and promptly file with the SEC and promptly notify the Holders of the filing of such amendments or supplements to the Registration Statement or prospectus contained therein as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to the Steiner Shares is required to be delivered under the Securities Act, any event shall have occurred as a result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Steiner shall also advise the Holders promptly after it receives notice or obtains knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of the Registration Statement or the initiation of any proceeding for that purpose and promptly use its reasonable best efforts to obtain the withdrawal of any such stop order or prevent the issuance of any stop order as to which proceedings have been initiated.

5. **Other Obligations of Steiner**. In addition to the foregoing, Steiner further agrees that it shall:

(a) cause the Steiner Shares registered pursuant hereto to be listed on each securities market on which Steiner's common shares are then listed or traded;

(b) comply with all applicable rules and regulations of the SEC and the Nasdaq Stock Market in connection with its obligations hereunder;

(c) provide a transfer agent and registrar for all such Steiner Shares not later than the effective date of the Registration Statement;

(d) enter into such customary agreements and take all such other customary actions as the Holders reasonably request in order to expedite or facilitate the disposition of the Steiner Shares;

(e) make available for inspection by any seller of Steiner Shares and any attorney, accountant or other agent retained by any such seller, all financial and other records, pertinent corporate documents and properties of Steiner, and cause Steiner's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, attorney, accountant or agent in connection with such registration statement;

(f) advise each seller of Steiner Shares, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued; and

(g) at least forty-eight (48) hours prior to the filing of the Registration Statement or prospectus, or any amendment or supplement thereto, furnish a copy thereof to each Holder and refrain from filing any such document to which counsel selected by the Holders shall have reasonably objected on the grounds that such document does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, unless, in the case of an amendment or supplement, in the opinion of counsel for Steiner the filing of such amendment or supplement is reasonably necessary to protect Steiner from any liabilities under any applicable federal or state law and such filing will not violate applicable laws.

6. **Duration**. Steiner shall maintain the effectiveness of the Registration Statement for a period ending upon the earlier to occur of (a) two (2) years after the effective date thereof and (b) the sale by the Holders of all of the Steiner Shares.

7. **Further Information.** In connection with Steiner's preparation of the Registration Statement, each Holder shall furnish Steiner such information regarding such Holder as Steiner may reasonably request for use in connection with any registration, qualification or compliance referred to in this Agreement.

8. **Indemnification**

(a) Steiner will indemnify and hold harmless the Holders, their Affiliates (as defined in Rule 405 under the Securities Act, hereinafter, an "Affiliate") and their respective officers, managers, members, employees, agents and attorneys, and the officers, managers, members, employees, agents and attorneys of each such Affiliate (collectively, the "Holder Parties"), from and against any and all losses, damages, liabilities, costs and expenses (including, but not limited to, reasonable attorneys' fees and expenses) to which the Holder Parties may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities, costs or expenses are caused by, arise out of or based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement (or contained in any document or filing incorporated therein by reference), any prospectus contained therein or any amendment or supplement thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; *provided, however*, that, Steiner will not be liable in any such case to the extent that any such loss, claim, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by or on behalf of any Holder Party in writing specifically for use in the preparation thereof. The payments required by this Section 8(a) will be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

(b) In connection with the Registration Statement, each Holder will indemnify and hold harmless Steiner and each of its Affiliates, officers, directors, employees, shareholders, agents and attorneys, and the officers, directors, shareholders, members, agents, employees and attorneys of such Affiliates (collectively, the "Steiner Parties") from and against any and all losses, damages, liabilities, costs and expenses (including, but not limited to, reasonable attorneys' fees and expenses) to which the Steiner Parties may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by, arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement (or contained in any document or filing incorporated therein by reference), any prospectus contained therein or any amendment or supplement thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; *provided, however*, that the Holders will only be liable in any case, to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon written information furnished by or on behalf of any Holder specifically for use in the preparation thereof; *provided, further*, that the obligation to indemnify will be several, not joint and several, among the Holders and the liability of each Holder will be in proportion to and limited in all events to the net amount received by such Holder from the sale of Steiner Shares by such Holder pursuant to such Registration Statement. The payments required by this Section 8(b) will be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

(c) With respect to each claim made for which an Indemnified Party (as hereinafter defined) seeks indemnification under this Section 8 (a "Claim"), the Indemnified Party shall give prompt written notice to the Indemnifying Party (as hereinafter defined) of the Claim, provided that failure to give such notice promptly shall not relieve or limit the obligations of the Indemnifying Party unless and solely to the extent that the Indemnifying Party has been prejudiced thereby (and such failure to notify the Indemnifying Party will not relieve the Indemnifying Party from any other liability it may have to the Indemnified Party). The Indemnifying Party will have the right to defend the Indemnified Party against any Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as and to the extent that (i) the Indemnifying Party notifies the Indemnified Party in writing, within fifteen (15) days after receipt from the Indemnified Party of notice of the Claim, that the Indemnifying Party will indemnify the Indemnified Party, to the extent provided in this Agreement, from and against any indemnifiable damages hereunder that the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Claim; (ii) the Claim seeks the recovery solely of money damages and does not contain a claim for an injunction, specific performance, a declaration of rights or other equitable relief; and (iii) the Indemnifying Party conducts the defense of the Claim actively and diligently. If there is an actual or potential conflict of interest, however, that would prevent counsel for the Indemnifying Party from also representing the Indemnified Party as reasonably determined by the Indemnified Party, then the Indemnified Party shall have the right to select separate counsel to participate in the defense of such claim on behalf of the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of their election to so assume the defense thereof, the Indemnifying Party will not be liable to the Indemnified Party pursuant to the provisions of this Section 8 for the related counsel and paralegal fees and expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, unless (i) the Indemnified Party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of the commencement of the Claim, or (iii) the Indemnifying Party has not authorized the employment of counsel for the Indemnified Party at the expense of the Indemnifying Party. Notwithstanding anything to the contrary in this Section, the Indemnifying Party shall have no right to settle or compromise, without the prior written consent of the Indemnified Party, any Claim for which the Indemnifying Party has assumed the defense to the extent the settlement or compromise provides for any injunctive or other equitable relief against the Indemnified Party other than monetary damages, or does not include as an unconditional term thereof the providing to the Indemnified Party by the third party of a release of all liability in respect of such Claim. Nothing in this Section 8 shall otherwise affect the Indemnifying Party's obligation to provide indemnification pursuant to the provisions of this Section 8. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in the defense of any action assumed by the Indemnifying Party in accordance with the terms of this Section 8 and shall make available to the Indemnifying Party such information as the Indemnifying Party reasonably requests in connection with any such defense. For purposes of this Section, an "Indemnified Party" shall mean a party claiming indemnification under this Section 8, and an "Indemnifying Party" shall mean a party from whom indemnification is sought under this Section 8. The payments required by this Section 8 will be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

(d) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling person of such Indemnified Party and will survive the transfer of securities.

9. **Contribution.**

(a) If the indemnification provided for in Section 8 from the Indemnifying Party is unavailable to or unenforceable by the Indemnified Party in respect to any losses, damages, liabilities, costs and expenses (including, but not limited to, reasonable attorney's fees and expenses) referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, damages, liabilities, costs and expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Parties in connection with the actions which resulted in such losses, damages, liabilities, costs and expenses, as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, damages, liabilities, costs and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 8, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(b) The Parties agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. No Party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Party who was not guilty of such fraudulent misrepresentation.

10. **Lock-Up of Steiner Shares**. No Holder shall, directly or indirectly, voluntarily or involuntarily, Transfer (as defined below) to any Person (as defined in the Purchase Agreement) by any means whatsoever all or any portion of the Steiner Shares owned by such Holder, except as follows: (a) 180 days following the date hereof, the aforesaid restriction will lapse with respect to 50% of the Steiner Shares held by each Holder; (b) 270 days following the date hereof, the aforesaid restriction will lapse with respect to 75% of the Steiner Shares held by each Holder; and (c) 365 days following the date hereof, the aforesaid restriction will lapse as to all of the Steiner Shares held by each Holder. For the purposes of this Section 10, "Transfer" shall means assign, sell, pledge (other than for pledges contemplated by the Purchase Agreement), encumber, give or otherwise transfer, disposes of or alienate in any manner or grant an option or other contractual agreement or right to any of the foregoing.

11. **Miscellaneous**.

(a) No Inconsistent Agreements. Steiner has not entered, and will not hereafter enter, into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders of the Steiner Shares in this Agreement

(b) Actions Affecting Steiner Shares. Steiner will not take any action, or permit any change to occur, with respect to its charter documents or other governing documents, as appropriate, which could reasonably be expected to adversely affect the ability of the Holders of the Steiner Shares to include such Steiner Shares in a registration undertaken pursuant to this Agreement.

(c) Notices. Any notices, demands or other communication given in connection herewith shall be in writing and be deemed given (i) when personally delivered, (ii) when sent by facsimile transmission to a number provided in writing by the addressee and a confirmation of the transmission is received by the sender or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as FedEx, with directions to deliver within three (3) days, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such Party may designate in accordance herewith:

when Steiner is the intended recipient:

Leonard I. Fluxman
Steiner Leisure Limited c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146
Telephone: (305) 358-9002
Facsimile: (305) 358-9954

with a copy to:

Robert C. Boehm, Esq.
Akerman, Senterfitt & Eidson, P.A.
SunTrust International Center
28th Floor
One S.E. 3rd Avenue
Miami, FL 33131-1714
Facsimile: (305) 374-5095

when SPI is the intended recipient:

c/o Mandel Buder & Verges
101 Vallejo Street
San Francisco, CA 94111
Attention: Thomas M. Gottlieb
c/o Donald Buder

when PCCL is the intended recipient:

Graha Niaga, 20th Floor
J1 Jend. Sudirman 58
Jakarta 12190
Indonesia

Attention: Mark A. Edleson

when Franky Tjahyadikarta is the intended recipient:

Graha Niaga, 20th Floor
J1 Jend. Sudirman 58
Jakarta 12190
Indonesia

when Okie R. Lukita is the intended recipient:

Graha Niaga, 20th Floor
J1 Jend. Sudirman 58
Jakarta 12190
Indonesia

when Jeffrey R.W. Matthews is the intended recipient:

c/o Mandara Spa
J1 Raya Kuta 707
Kuta, Denpassar, Bali
Indonesia

(d) Governing Law. The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware (without giving effect to the laws, rules or principles of the State of Delaware regarding conflicts of laws).

(e) Binding Effect; Assignment; Third Party Beneficiaries. This Agreement shall be binding upon the Parties and their respective successors and permitted assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall assign any of its rights or delegate any of its duties under this Agreement (by operation of law or otherwise) without the prior written consent of the other Parties. Any assignment of rights or delegation of duties under this Agreement by a Party without the prior written consent of the other Parties shall be void. No person (including, without limitation, any employee of a Party) shall be, or be deemed to be, a third party beneficiary of this Agreement unless this Agreement specifically so provides.

(f) Entire Agreement. This Agreement together with the Exhibits and Schedules attached hereto and the agreements, certificates and instruments delivered pursuant hereto constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes all of the previous or contemporaneous agreements, representations, warranties and understandings (whether oral or written) by, between or among the Parties with respect to the subject matter hereof.

(g) Further Assurances. At any time and from time to time after the date hereof, each Party shall, at its own cost and expense, execute, deliver and acknowledge such other documents and take such further actions as may be reasonably requested by the other Party in order to fully perform such Party's obligations as contemplated hereby.

(h) Amendments. No addition to, and no cancellation, renewal, extension, modification or amendment of, this Agreement shall be binding upon a Party unless such addition, cancellation, renewal, extension, modification or amendment is set forth in a written instrument that states that it adds to, amends, cancels, renews, extends or modifies this Agreement and is executed and delivered by each Party.

(i) Waivers. No waiver of any provision of this Agreement shall be binding upon a Party unless such waiver is expressly set forth in a written instrument that is executed and delivered by such Party. Such waiver shall be effective only to the extent specifically set forth in such written instrument. Neither the exercise (from time to time and at any time) by a Party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter. No waiver of any right, power or remedy of a Party shall be deemed to be a waiver of any other right, power or remedy of such Party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

(j) Headings; Counterparts. The headings set forth in this Agreement have been inserted for convenience of reference only, shall not be considered a part of this Agreement and shall not limit, modify or affect in any way the meaning or interpretation of this Agreement. This Agreement, and any agreement delivered pursuant hereto, may be signed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

(k) Severability. If any provision of this Agreement shall be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason, (i) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the Parties as expressed in, and the benefits to the Parties provided by, this Agreement or (ii) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including, without limitation, addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided. Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances. Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement.

[Signatures on following page]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

STEINER LEISURE LIMITED,
a Bahamas international business company

By: [signature]
Name: Leonard Fluxman
Title: Authorized Person

SIERRA PACIFIC INVESTMENTS LLC,
a Delaware limited liability company

By: Thomas M. Gottlieb
Name: Thomas M. Gottlieb
Title: Authorized Person

PACIFIC CENTURY CAPITAL LIMITED,
a British Virgin Islands Company

By:______________________________
Name:____________________________
Title:_____________________________

____
Franky Tjahyadikarta

____
Okie R. Lukita

____
Jeffrey R.W. Matthews

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

STEINER LEISURE LIMITED,
a Bahamas international business company

By:____________________
Name:____________________
Title:____________________

SIERRA PACIFIC INVESTMENTS LLC,
a Delaware limited liability company

By:____________________
Name:____________________
Title:____________________

PACIFIC CENTURY CAPITAL LIMITED,
a British Virgin Islands Company

By: [signature]
Name: MARK A. EDLESON
Title: ATTORNEY-IN-FACT

____
Pranky Tjahyadikarta

____
Okie R. Lukita

____
Jeffrey R.W. Matthews

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first above written.

SIERRA PACIFIC INVESTMENTS LLC
a Delaware limited liability company

By: ______________________________
Name:
Title:

PACIFIC CENTURY CAPITAL LIMITED
a British Virgin Islands company

By: ______________________________
Name:
Title:

____
Franky Tjahyadikarta

____
Okie R. Lukita

____
Jeffrey R.W. Matthews

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

STEINER LEISURE LIMITED,
a Bahamas international business company

By:______________________________
Name:____________________________
Title:_____________________________

SIERRA PACIFIC INVESTMENTS LLC,
a Delaware limited liability company

By:______________________________
Name:____________________________
Title:_____________________________

PACIFIC CENTURY CAPITAL LIMITED,
a British Virgin Islands Company

By:______________________________
Name:____________________________
Title:_____________________________

____
Franky Tjahyadikarta

____
Okie R. Lukita

____
Jeffrey R.W. Matthews

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

STEINER LEISURE LIMITED,
a Bahamas international business company

By:______________________________
Name:____________________________
Title:_____________________________

SIERRA PACIFIC INVESTMENTS LLC,
a Delaware limited liability company

By:______________________________
Name:____________________________
Title:_____________________________

PACIFIC CENTURY CAPITAL LIMITED,
a British Virgin Islands Company

By:______________________________
Name:____________________________
Title:_____________________________

____
Franky Tjahyadikarta

____
Okie R. Lukita

____
Jeffrey R.W. Matthews

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

PLEDGE AND SECURITY AGREEMENT

THIS PLEDGE AND SECURITY AGREEMENT (this "Agreement") is made as of the 3rd day of July, 2001, between **SIERRA PACIFIC INVESTMENTS LLC**, a Delaware limited liability company ("Pledgor") and **STEINER SPA ASIA LIMITED**, a Bahamas international business company ("Pledgee").

RECITALS:

WHEREAS, Pledgor, Pledgee, Steiner Leisure Limited, a Bahamas international business company ("Steiner"), Pacific Century Capital Limited, a British Virgin Islands company, Okie R. Lukita, Franky Tjahyadikarta and Jeffrey Matthews are parties to that certain Share Purchase Agreement dated as of June 27, 2001 (the "Purchase Agreement"), pursuant to which Pledgee has agreed to purchase, and Pledgor has agreed to sell to Pledgee, its shares in Mandara Spa Asia Limited, a British Virgin Islands company ("Mandara"); and

WHEREAS, in order to induce Pledgee to enter into the Purchase Agreement and to secure the indemnification obligations of Pledgor pursuant to Article IX of the Purchase Agreement by and among Pledgor, Pledgee and the other parties to the Purchase Agreement (the "Pledgor Obligations"), Pledgor has agreed to pledge and grant a first lien and security interest to Pledgee in those common shares of Steiner to be issued to Pledgor at the Closing (as defined in the Purchase Agreement), as more fully described on Exhibit A attached hereto and incorporated by reference herein (the "Pledged Shares"). The Pledged Shares, together with any additional or substituted collateral with respect thereto and as permitted hereby, are sometimes referred to herein as the "Collateral".

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged, Pledgor hereby agrees with Pledgee, as follows:

1. Defined Terms. All capitalized terms used herein without definition shall have the meanings specified in the Purchase Agreement.

2. Pledge. Pledgor hereby pledges, hypothecates, delivers and grants to Pledgee a first lien on and first security interest in the Pledged Shares as collateral security for the complete performance of all the Pledgor Obligations. The Pledged Shares are represented by the share certificate(s) listed on Exhibit A hereto, which original share certificate(s), with an undated assignment separate from certificate duly executed in blank by Pledgor, are being delivered to Pledgee concurrently herewith.

3. Representations and Warranties of Pledgor. Pledgor represents and warrants to Pledgee that:

3.1 The Collateral is and will remain free and clear of all pledges, liens, security interests and other encumbrances and restrictions whatsoever, except the liens and security interests created by this Agreement.

3.2 The pledge, assignment and delivery of the Pledged Shares pursuant to this Agreement creates a valid first priority lien on and a perfected first priority security interest in such Pledged Shares and the proceeds thereof in favor of Pledgee, subject to no prior pledge, lien, hypothecation, security interest, option or encumbrance or to any agreement purporting to grant to any third party a security interest in the Pledged Shares. Pledgor covenants and agrees that it will defend Pledgee's right, title and security interest in and to the Collateral and the proceeds thereof against the claims and demands of all persons whomsoever.

4. Dividends, Distributions, Etc. If, while this Agreement is in effect, Pledgor becomes entitled to receive or receives any certificate evidencing capital shares of Steiner or of any other party with respect to the Collateral (including, without limitation, any certificate representing a share split, share dividend, or reclassification) or any options or rights to acquire any capital shares of the Steiner or such third party, or any other rights or property (other than cash) as a result of Pledgor's ownership of the Collateral, whether as an addition to, in substitution for, or in exchange for any of the Pledged Shares, or otherwise, Pledgor shall deliver same to the Pledgee (along with corresponding undated stock powers duly executed in blank) who shall hold the same in accordance with the terms hereof as additional collateral security for the Pledgor Obligations. Pledgor shall be entitled to receive and retain free of any security interest or lien hereunder any and all cash dividends and/or interest payments with respect to the Collateral and, in the event that Pledgee receives any of the same, Pledgee shall hold such amounts in trust for Pledgor and shall pay over such amounts to Pledgor as promptly as practicable; *provided, however*, that in the event that the fair market value of the Collateral is less than the Initial Pledged Share Value (as defined herein), such cash dividends and/or interest payments shall be considered Collateral hereunder and held by Pledgee in accordance with the terms hereof. For the purposes of this Agreement, "Initial Pledged Share Value" shall mean an amount equal to the number of Pledged Shares multiplied by the Average Closing Sales Price as provided in the Purchase Agreement.

5. Voting of Collateral. So long as no Event of Default (as hereinafter defined) has occurred and is continuing, Pledgor shall be entitled to vote or consent with respect to the Pledged Shares or any other Collateral and otherwise exercise the incidents of ownership thereof in any manner not inconsistent with this Agreement. Pledgor grants to Pledgee or its nominee an irrevocable proxy to exercise all voting and corporate rights relating to the Pledged Shares or any other Collateral in any such instance, which proxy shall be effective immediately upon the occurrence of an Event of Default and shall remain in effect for so long as such Event of Default is continuing.

6. Events of Default. Each of the following events shall constitute an Event of Default: (i) any default, breach or violation by Pledgor of any of the terms of this Agreement; (ii) any trustee, custodian or receiver is appointed with respect to any substantial portion of the assets of Pledgor; (iii) an action is filed by or against Pledgor under any state or federal bankruptcy, insolvency or similar law; or (iv) any breach by Pledgor of its obligations, under the Purchase Agreement or the Additional Agreement, to make timely payments in respect of the Pledgor Obligations which breach remains uncured five (5) business days following written notice to Pledgor thereof.

7. Rights of Pledgee. Pledgee shall not be liable for failure to collect or realize upon the obligations of any collateral security or guaranty therefor, or any part thereof, or for any delay in so doing, nor shall Pledgee or be under any obligation to take any action whatsoever with regard thereto. Any or all of the Collateral held by Pledgee hereunder may, if an Event of Default has occurred and is continuing, without notice, be registered in the name of Pledgee or its nominee.

8. Remedies. Upon the occurrence and during the continuance of an Event of Default, Pledgee, without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon Pledgor (all and each of which demands, advertisements and/or notices are hereby expressly waived), may forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, assign, or otherwise dispose of and deliver said Collateral, or any part thereof, at public or private sale or sales, upon such terms and conditions as Pledgee may deem advisable and at such prices as it may deem best, free of any right of redemption of Pledgor. Pledgee shall apply the net proceeds of any such collection, receipt, appropriation, realization, sale or disposition, after deducting all reasonable costs and expenses of every kind incurred in connection therefor (including without limitation reasonable attorneys' fees and legal expenses), first to the payment, in whole or in part, of the Pledgor Obligations in such order as Pledgee may elect. Only after paying over such net proceeds and after the payment by Pledgee of any other amount required by any provision of law, need Pledgee account for the surplus, if any. Pledgor agrees that Pledgee need not give more than five (5) days notice of the time and place of any public sale or of the time after which a private sale or other intended disposition is to take place and that such notice shall constitute reasonable notification of such matters. In addition to the rights and remedies granted to Pledgee in this Agreement and in any other instrument or agreement securing, evidencing or relating to any of the Pledgor Obligations, Pledgee shall have all the rights and remedies of a secured party under the Uniform Commercial Code of the State of Delaware and under any other applicable law. Notwithstanding anything to the contrary set forth herein, Pledgor shall not have the right to sell, assign, or otherwise dispose of the Collateral if the Event of Default relates solely to clauses (ii) and/or (iii) of Section 6 hereof.

9. Further Assurances. Pledgor agrees that at any time and from time to time upon the request of Pledgee, Pledgor will execute and deliver all stock powers, financing statements and such further documents and do such further acts and things as Pledgee may reasonably request consistent with the provisions hereof in order to effect the purposes of this Agreement.

10. Substitution of Collateral. Notwithstanding any provision herein to the contrary, Pledgor shall have the right to sell the Pledged Shares (or any portion thereof) or any other Collateral subject to this Agreement from time to time; *provided, however*, that (a) Pledgee shall have the right to consent to such sale, such consent not to be unreasonably withheld, delayed or conditioned, and (b) any proceeds of such sale shall be deemed Collateral hereunder and Pledgor shall deliver such certificates, instruments and other documents necessary to allow Pledgee to evidence and perfect Pledgee's security interest therein under the terms of this Agreement. To the extent that any of the Collateral consists of cash or cash equivalents, the parties shall deliver such amounts to a third party escrow agent cash to be held in escrow pursuant to the terms of a customary escrow agreement that is consistent with the terms of this Agreement and reasonably

acceptable to Pledgor and Pledgee. Any fees or charges of such third party escrow agent shall be borne equally by Pledgor and Pledgee; *provided, however*, that if the fair market value of the Collateral exceeds the Initial Pledged Share Value by an amount in excess of the such fees and charges of such third party escrow agent, such amounts shall be paid by Pledgee (it being agreed that such determination of fair market value shall be made at any time any of such fees or charges are due).

11. Termination. This Agreement and the liens and security interests granted hereunder shall terminate upon the earlier to occur of (a) the application of all of the Collateral to Pledgor's Obligations pursuant to Section 8 hereof (or the application of any collateral substituted therefor) and (b) the eighteen (18) month anniversary of the date hereof (or, in the event that Pledgor and Steiner have properly made a claim in respect of the Pledgor Obligations under the Purchase Agreement or the Additional Agreement prior to such eighteenth (18th) month anniversary, which claim remains pending on such eighteenth (18th) month anniversary, until the resolution of such claim). Upon termination of this Agreement, all Collateral (including any certificates representing any Pledged Shares or other securities) shall be delivered by Pledgee and/or the escrow agent referred to in Section 10 to Pledgor and this Agreement shall thereafter cease to be of any further force or effect.

12. Possession of Collateral. Beyond the exercise of reasonable care to assure the safe custody of the Collateral in the physical possession of Pledgee pursuant hereto, Pledgee shall not have any duty or liability to collect any sums due in respect thereof or to protect, preserve or exercise any rights pertaining thereto, and shall be relieved of all responsibility for the Collateral upon surrendering them to Pledgee.

13. Pledgee Appointed Attorney-in-Fact. Pledgor hereby irrevocably appoints Pledgee as Pledgor's attorney-in-fact, with full authority in the place and stead of Pledgor and in the name of Pledgor or otherwise, upon and during the continuance of an Event of Default, in Pledgee's discretion, to take any action and to execute any instrument that Pledgee deems reasonably necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to Pledgor representing any dividend, interest payment or other distribution in respect of the Collateral.

14. Miscellaneous.

14.1 Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing, and

(a) if to the Pledgee:

Steiner Spa Asia Limited
c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, Florida 33146
Telephone: (305) 358-9002
Facsimile: (305) 358-9954
Attention: Leonard I. Fluxman

(b) if to the Pledgor:

Sierra Pacific Investments LLC
c/o Mandel Buder & Verges
101 Vallejo Street
San Francisco, CA 94111
Attention: Thomas M. Gottlieb
c/o Donald Buder

or to such other address as the parties may designate in writing. Any such notice shall be deemed received two business days after delivery to a nationally recognized overnight courier service for next business day delivery.

14.2 Assignability and Benefit. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, legal representatives, successors, assigns, executors and administrators. This Agreement may not be assigned by any party without the written consent of the other parties.

14.3 Waiver of Breach. The waiver by any party to this Agreement of a breach of any provision of this Agreement by any other party shall not operate or be construed as a waiver of any subsequent breach by such breaching party.

14.4 Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified orally, but only by an agreement in writing signed by the party against whom enforcement of any modification is sought.

14.5 Headings. The section headings contained in this Agreement have been inserted only as a matter of convenience and in no way define, limit or describe the scope or intent of any provisions of this Agreement nor in any way affect any of such provisions.

14.6 Severability. If any provisions of this Agreement are held invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof.

14.7 Governing Law. This Agreement and all matters pertaining to it shall be construed in accordance with the laws of the State of Delaware.

14.8 Prevailing Parties. In the event of any dispute arising in connection with this Agreement, the non-prevailing party shall pay to the prevailing party all of the costs and expenses (including, but not limited to, legal fees and expenses) of the prevailing party in connection therewith.

14.9 Participation of Parties. The parties hereto acknowledge that this Agreement and all matters contemplated herein have been negotiated by all of the parties hereto and that all parties have participated in the drafting and preparation of this Agreement from the commencement of negotiations at all times though the execution hereof.

14.10 **THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVE ANY RIGHT THAT THEY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST THE OTHER PERTAINING TO ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.**

Signature page follows.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

SIERRA PACIFIC INVESTMENTS LLC

By: Thomas M. Gottlieb
Name: Thomas M. Gottlieb
Title: Authorized Person

STEINER SPA ASIA LIMITED

By: [signature]
Name: Leonard Fluxman
Title: Chief Executive Officer

EXHIBIT A

DESCRIPTION OF PLEDGED SHARES

ISSUER	CERTIFICATE NO(S).	NO. OF SHARES
Steiner Leisure Limited	182	62,261

{MI677210;1}
CH_DOCS\333749.1 [W97]

ASSIGNMENT SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED, SIERRA PACIFIC INVESTMENTS LLC, a Delaware limited liability company, hereby sells, assigns and transfers unto ______________________, _______________ (__________) common shares, par value (U.S.) $.01 per share, of STEINER LEISURE LIMITED, a Bahamas international business company (the "Company"), represented by Certificate No. ____, and does hereby irrevocably constitute and appoint ________________________________ attorney to transfer such stock on the books and records of the Company with full power of substitution in the premises.

Dated: ________________

SIERRA PACIFIC INVESTMENTS LLC

By: Thomas M. Gottlieb
Name: Thomas M. Gottlieb
Title: President

PLEDGE AND SECURITY AGREEMENT

THIS PLEDGE AND SECURITY AGREEMENT (this "Agreement") is made as of the 3rd day of July, 2001, between **PACIFIC CENTURY CAPITAL LIMITED**, a British Virgin Islands Company ("Pledgor") and **STEINER SPA ASIA LIMITED**, a Bahamas international business company ("Pledgee").

RECITALS:

WHEREAS, Pledgor, Pledgee, Steiner Leisure Limited, a Bahamas international business company ("Steiner"), Sierra Pacific Investments LLC, a Delaware limited liability company, Okie R. Lukita, Franky Tjahyadikarta and Jeffrey Matthews are parties to that certain Share Purchase Agreement dated as of June 27, 2001 (the "Purchase Agreement"), pursuant to which Pledgee has agreed to purchase, and Pledgor has agreed to sell to Pledgee, its shares in Mandara Spa Asia Limited, a British Virgin Islands company ("Mandara"); and

WHEREAS, in order to induce Pledgee to enter into the Purchase Agreement and to secure the indemnification obligations of Pledgor pursuant to Article IX of the Purchase Agreement by and among Pledgor, Pledgee and the other parties to the Purchase Agreement (the "Pledgor Obligations"), Pledgor has agreed to pledge and grant a first lien and security interest to Pledgee in those common shares of Steiner to be issued to Pledgor at the Closing (as defined in the Purchase Agreement), as more fully described on Exhibit A attached hereto and incorporated by reference herein (the "Pledged Shares"). The Pledged Shares, together with any additional or substituted collateral with respect thereto and as permitted hereby, are sometimes referred to herein as the "Collateral".

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged, Pledgor hereby agrees with Pledgee, as follows:

1. Defined Terms. All capitalized terms used herein without definition shall have the meanings specified in the Purchase Agreement.

2. Pledge. Pledgor hereby pledges, hypothecates, delivers and grants to Pledgee a first lien on and first security interest in the Pledged Shares as collateral security for the complete performance of all the Pledgor Obligations. The Pledged Shares are represented by the share certificate(s) listed on Exhibit A hereto, which original share certificate(s), with an undated assignment separate from certificate duly executed in blank by Pledgor, are being delivered to Pledgee concurrently herewith.

3. Representations and Warranties of Pledgor. Pledgor represents and warrants to Pledgee that:

3.1 The Collateral is and will remain free and clear of all pledges, liens, security interests and other encumbrances and restrictions whatsoever, except the liens and security interests created by this Agreement.

3.2 The pledge, assignment and delivery of the Pledged Shares pursuant to this Agreement creates a valid first priority lien on and a perfected first priority security interest in such Pledged Shares and the proceeds thereof in favor of Pledgee, subject to no prior pledge, lien, hypothecation, security interest, option or encumbrance or to any agreement purporting to grant to any third party a security interest in the Pledged Shares. Pledgor covenants and agrees that it will defend Pledgee's right, title and security interest in and to the Collateral and the proceeds thereof against the claims and demands of all persons whomsoever.

4. Dividends, Distributions, Etc. If, while this Agreement is in effect, Pledgor becomes entitled to receive or receives any certificate evidencing capital shares of Steiner or of any other party with respect to the Collateral (including, without limitation, any certificate representing a share split, share dividend, or reclassification) or any options or rights to acquire any capital shares of the Steiner or such third party, or any other rights or property (other than cash) as a result of Pledgor's ownership of the Collateral, whether as an addition to, in substitution for, or in exchange for any of the Pledged Shares, or otherwise, Pledgor shall deliver same to the Pledgee (along with corresponding undated stock powers duly executed in blank) who shall hold the same in accordance with the terms hereof as additional collateral security for the Pledgor Obligations. Pledgor shall be entitled to receive and retain free of any security interest or lien hereunder any and all cash dividends and/or interest payments with respect to the Collateral and, in the event that Pledgee receives any of the same, Pledgee shall hold such amounts in trust for Pledgor and shall pay over such amounts to Pledgor as promptly as practicable; *provided, however*, that in the event that the fair market value of the Collateral is less than the Initial Pledged Share Value (as defined herein), such cash dividends and/or interest payments shall be considered Collateral hereunder and held by Pledgee in accordance with the terms hereof. For the purposes of this Agreement, "Initial Pledged Share Value" shall mean an amount equal to the number of Pledged Shares multiplied by the Average Closing Sales Price as provided in the Purchase Agreement.

5. Voting of Collateral. So long as no Event of Default (as hereinafter defined) has occurred and is continuing, Pledgor shall be entitled to vote or consent with respect to the Pledged Shares or any other Collateral and otherwise exercise the incidents of ownership thereof in any manner not inconsistent with this Agreement. Pledgor grants to Pledgee or its nominee an irrevocable proxy to exercise all voting and corporate rights relating to the Pledged Shares or any other Collateral in any such instance, which proxy shall be effective immediately upon the occurrence of an Event of Default and shall remain in effect for so long as such Event of Default is continuing.

6. Events of Default. Each of the following events shall constitute an Event of Default: (i) any default, breach or violation by Pledgor of any of the terms of this Agreement; (ii) any trustee, custodian or receiver is appointed with respect to any substantial portion of the assets of Pledgor; (iii) an action is filed by or against Pledgor under any state or federal bankruptcy, insolvency or similar law; or (iv) any breach by Pledgor of its obligations, under the Purchase Agreement or the Additional Agreement, to make timely payments in respect of the Pledgor Obligations which breach remains uncured five (5) business days following written notice to Pledgor thereof.

7. Rights of Pledgee. Pledgee shall not be liable for failure to collect or realize upon the obligations of any collateral security or guaranty therefor, or any part thereof, or for any delay in so doing, nor shall Pledgee or be under any obligation to take any action whatsoever with regard thereto. Any or all of the Collateral held by Pledgee hereunder may, if an Event of Default has occurred and is continuing, without notice, be registered in the name of Pledgee or its nominee.

8. Remedies. Upon the occurrence and during the continuance of an Event of Default, Pledgee, without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon Pledgor (all and each of which demands, advertisements and/or notices are hereby expressly waived), may forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, assign, or otherwise dispose of and deliver said Collateral, or any part thereof, at public or private sale or sales, upon such terms and conditions as Pledgee may deem advisable and at such prices as it may deem best, free of any right of redemption of Pledgor. Pledgee shall apply the net proceeds of any such collection, receipt, appropriation, realization, sale or disposition, after deducting all reasonable costs and expenses of every kind incurred in connection therefor (including without limitation reasonable attorneys' fees and legal expenses), first to the payment, in whole or in part, of the Pledgor Obligations in such order as Pledgee may elect. Only after paying over such net proceeds and after the payment by Pledgee of any other amount required by any provision of law, need Pledgee account for the surplus, if any. Pledgor agrees that Pledgee need not give more than five (5) days notice of the time and place of any public sale or of the time after which a private sale or other intended disposition is to take place and that such notice shall constitute reasonable notification of such matters. In addition to the rights and remedies granted to Pledgee in this Agreement and in any other instrument or agreement securing, evidencing or relating to any of the Pledgor Obligations, Pledgee shall have all the rights and remedies of a secured party under the Uniform Commercial Code of the State of Delaware and under any other applicable law. Notwithstanding anything to the contrary set forth herein, Pledgor shall not have the right to sell, assign, or otherwise dispose of the Collateral if the Event of Default relates solely to clauses (ii) and/or (iii) of Section 6 hereof.

9. Further Assurances. Pledgor agrees that at any time and from time to time upon the request of Pledgee, Pledgor will execute and deliver all stock powers, financing statements and such further documents and do such further acts and things as Pledgee may reasonably request consistent with the provisions hereof in order to effect the purposes of this Agreement.

10. Substitution of Collateral. Notwithstanding any provision herein to the contrary, Pledgor shall have the right to sell the Pledged Shares (or any portion thereof) or any other Collateral subject to this Agreement from time to time; *provided, however*, that (a) Pledgee shall have the right to consent to such sale, such consent not to be unreasonably withheld, delayed or conditioned, and (b) any proceeds of such sale shall be deemed Collateral hereunder and Pledgor shall deliver such certificates, instruments and other documents necessary to allow Pledgee to evidence and perfect Pledgee's security interest therein under the terms of this Agreement. To the extent that any of the Collateral consists of cash or cash equivalents, the parties shall deliver such amounts to a third party escrow agent cash to be held in escrow pursuant to the terms of a customary escrow agreement that is consistent with the terms of this Agreement and reasonably

acceptable to Pledgor and Pledgee. Any fees or charges of such third party escrow agent shall be borne equally by Pledgor and Pledgee; *provided, however*, that if the fair market value of the Collateral exceeds the Initial Pledged Share Value by an amount in excess of the such fees and charges of such third party escrow agent, such amounts shall be paid by Pledgee (it being agreed that such determination of fair market value shall be made at any time any of such fees or charges are due).

11. Termination. This Agreement and the liens and security interests granted hereunder shall terminate upon the earlier to occur of (a) the application of all of the Collateral to Pledgor's Obligations pursuant to Section 8 hereof (or the application of any collateral substituted therefor) and (b) the eighteen (18) month anniversary of the date hereof (or, in the event that Pledgor and Steiner have properly made a claim in respect of the Pledgor Obligations under the Purchase Agreement or the Additional Agreement prior to such eighteenth (18th) month anniversary, which claim remains pending on such eighteenth (18th) month anniversary, until the resolution of such claim). Upon termination of this Agreement, all Collateral (including any certificates representing any Pledged Shares or other securities) shall be delivered by Pledgee and/or the escrow agent referred to in Section 10 to Pledgor and this Agreement shall thereafter cease to be of any further force or effect.

12. Possession of Collateral. Beyond the exercise of reasonable care to assure the safe custody of the Collateral in the physical possession of Pledgee pursuant hereto, Pledgee shall not have any duty or liability to collect any sums due in respect thereof or to protect, preserve or exercise any rights pertaining thereto, and shall be relieved of all responsibility for the Collateral upon surrendering them to Pledgee.

13. Pledgee Appointed Attorney-in-Fact. Pledgor hereby irrevocably appoints Pledgee as Pledgor's attorney-in-fact, with full authority in the place and stead of Pledgor and in the name of Pledgor or otherwise, upon and during the continuance of an Event of Default, in Pledgee's discretion, to take any action and to execute any instrument that Pledgee deems reasonably necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to Pledgor representing any dividend, interest payment or other distribution in respect of the Collateral.

14. Miscellaneous.

14.1 Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing, and

(a) if to the Pledgee:

Steiner Spa Asia Limited
c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, Florida 33146
Telephone: (305) 358-9002
Facsimile: (305) 358-9954
Attention: Leonard I. Fluxman

(b) if to the Pledgor:

Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia
Attention: Mark A. Edleson

or to such other address as the parties may designate in writing. Any such notice shall be deemed received two business days after delivery to a nationally recognized overnight courier service for next business day delivery.

14.2 Assignability and Benefit. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, legal representatives, successors, assigns, executors and administrators. This Agreement may not be assigned by any party without the written consent of the other parties.

14.3 Waiver of Breach. The waiver by any party to this Agreement of a breach of any provision of this Agreement by any other party shall not operate or be construed as a waiver of any subsequent breach by such breaching party.

14.4 Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified orally, but only by an agreement in writing signed by the party against whom enforcement of any modification is sought.

14.5 Headings. The section headings contained in this Agreement have been inserted only as a matter of convenience and in no way define, limit or describe the scope or intent of any provisions of this Agreement nor in any way affect any of such provisions.

14.6 Severability. If any provisions of this Agreement are held invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof.

14.7 Governing Law. This Agreement and all matters pertaining to it shall be construed in accordance with the laws of the State of Delaware.

14.8 Prevailing Parties. In the event of any dispute arising in connection with this Agreement, the non-prevailing party shall pay to the prevailing party all of the costs and expenses (including, but not limited to, legal fees and expenses) of the prevailing party in connection therewith.

14.9 Participation of Parties. The parties hereto acknowledge that this Agreement and all matters contemplated herein have been negotiated by all of the parties hereto and that all parties have participated in the drafting and preparation of this Agreement from the commencement of negotiations at all times though the execution hereof.

14.10 **THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVE ANY RIGHT THAT THEY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST THE OTHER PERTAINING TO ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.**

Signature page follows.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

PACIFIC CENTURY CAPITAL LIMITED,
a British Virgin Islands company

By: [signature]
Name: MARK A. EDLESON
Title: ATTORNEY IN-FACT

STEINER SPA ASIA LIMITED,
a Bahamas international business company

By:______________________________
Name:
Title:

[SIGNATURE PAGE TO PLEDGE AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

PACIFIC CENTURY CAPITAL LIMITED

By:______________________________
Name:____________________________
Title:_____________________________

STEINER SPA ASIA LIMITED

By: [signature]
Name: Leonard Fluxman
Title: Chief Executive Officer

EXHIBIT A

DESCRIPTION OF PLEDGED SHARES

ISSUER	CERTIFICATE NO(S).	NO. OF SHARES
Steiner Leisure Limited	183	29,319

ASSIGNMENT SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED, PACIFIC CENTURY CAPITAL LIMITED, a British Virgin Islands company, hereby sells, assigns and transfers unto ______________________. ______________ (__________)common shares, par value (U.S.) $.01 per share, of STEINER LEISURE LIMITED, a Bahamas international business company (the "Company"), represented by Certificate No. ____, and does hereby irrevocably constitute and appoint ________________________________ attorney to transfer such stock on the books and records of the Company with full power of substitution in the premises.

Dated: ________________

PACIFIC CENTURY CAPITAL LIMITED

By: [signature]

Name: MARK A. EDLESON
Title: ATTORNEY IN-FACT

CH_DOCS\332323.2 [W97]

AKERMAN SENTERFITT
ATTORNEYS AT LAW

SUNTRUST INTERNATIONAL CENTER
ONE SOUTHEAST THIRD AVENUE, 28TH FLOOR
MIAMI, FLORIDA 33131-1714
PHONE (305) 374-5600 • FAX (305) 374-5095
http://www.akerman.com

July 3, 2001

Sierra Pacific Investments LLC
c/o Mandel Buder & Verges
101 Vallejo Street
San Francisco, CA 94111
Attn: Thomas M. Gottlieb,
c/o Donald Buder

Pacific Century Capital Limited
Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia
Attn: Mark A. Edleson

Franky Tjahyadikarta
Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia

Okie R. Lukita
Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia

Jeffrey R.W. Matthews
c/o Mandara Spa
Jl. Raya Kuta 707
Kuta, Denpassar, Bali
Indonesia

{MI674190;3}

Re: **Share Purchase Agreement, dated as of June 27, 2001 (the "Purchase Agreement"), among Steiner Spa Asia Limited, a Bahamas international business company (the "Buyer"), Steiner Leisure Limited, a Bahamas international business company ("Steiner"), Sierra Pacific Investments LLC, a Delaware limited liability company ("SPI"), Pacific Century Capital Limited, a British Virgin Islands company ("PCCL"), Franky Tjahyadikarta ("Tjahyadikarta"), Okie R. Lukita ("Lukita") and Jeffrey R.W. Matthews ("Matthews," together with SPI, PCCL, Tjahyadikarta and Lukita, the "Sellers")**

Ladies and Gentlemen:

We have acted as special counsel to the Buyer and Steiner in connection with the preparation, execution and delivery of the Purchase Agreement, which provides, among other things, for the purchase by the Buyer from the Sellers of sixty percent (60%) of the outstanding shares of Mandara Spa Asia Limited, a British Virgin Islands company (the "Company"). This opinion is being furnished pursuant to Section 7.3(e)(i) of the Purchase Agreement. Capitalized terms used herein without definition have the respective meanings assigned to such terms in the Purchase Agreement.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of rendering the opinions expressed below, and we have reviewed the following documents:

(a) the Purchase Agreement;

(b) the Registration Rights Agreement;

(c) the Notes;

(d) the Pledge Agreements (together with the Purchase Agreement, the Registration Rights Agreement and the Notes, the "Transaction Documents");

(d) the resolutions adopted by the Board of Directors of the Buyer and Steiner authorizing the transactions contemplated by the Purchase Agreement;

(e) such other documents, instruments and certificates (including, but not limited to, certificates of public officials and officers of the Buyer) as we have considered necessary for purposes of this opinion.

In rendering this opinion, with respect to factual matters, with your permission and without independent investigation, we have relied solely upon the factual representations and certificates of officers and/or agents of the Buyer, and have assumed the continued accuracy of such factual matters as of the date hereof. Additionally, we have relied, with your permission and without independent investigation, upon the certificates of public officials with respect to the accuracy of the matters contained therein and have assumed the continued accuracy of such matters as of the date hereof.

In our examination of the foregoing specified documents and other certificates, records and documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the original documents of all documents submitted to us as certified, telecopied, photostatic, conformed or reproduced copies. We have also assumed the legal capacity of individual signatories and the authorization, execution, delivery, accuracy, authenticity and completeness of all certificates and documents provided to us by public officials and all other persons or entities.

In addition, we have assumed that: (i) the Transaction Documents have been validly authorized, executed and delivered by all parties thereto (other than the Buyer and Steiner); (ii) the Transaction Documents constitute the legal, valid and binding obligations of the respective parties thereto (other than the Buyer and Steiner), enforceable against such parties in accordance with their respective terms; (iii) the execution and delivery of the Transaction Documents by each party thereto (other than the Buyer and Steiner) and the performance by such parties of their respective obligations thereunder do not violate such parties' respective articles or certificates of incorporation or by-laws, or other organizational documents; and (iv) the execution, delivery and performance by each party to the Transaction Documents (other than the Buyer and Steiner) and the performance by such parties of their respective obligations thereunder do not violate any agreement, judgment, injunction, decree, order of any governmental authority, other instrument, law or regulation applicable to such party.

Our opinions set forth in paragraph 2 below are based upon our consideration of only those statutes, rules and regulations which, in our experience, are normally applicable to similar transactions. Whenever a statement herein is qualified by "to our knowledge" or a similar phrase, it is intended to indicate that those attorneys in this firm who have rendered legal services in connection with the transactions contemplated by the Purchase Agreement do not have current actual knowledge of the inaccuracy of such statement. However, except as otherwise expressly indicated, we have not undertaken any independent investigation to determine the accuracy of any such statement, and no inference that we have any knowledge of any matters pertaining to such statement should be drawn from our representation of Buyer or Steiner.

Based upon the foregoing and subject to the qualifications and conditions contained herein, we are of the opinion that:

1. The Transaction Documents have been duly executed and delivered by each of the Buyer and Steiner, and assuming the execution and delivery by each of the other parties thereto, constitute a valid and binding obligation of each of the Buyer and Steiner, enforceable against each of the Buyer and Steiner in accordance with their terms, except as such enforceability may be limited by (a) any applicable bankruptcy, liquidation, conservatorship, insolvency, reorganization, fraudulent conveyance, moratorium and similar laws affecting the enforcement of creditors' rights generally, (b) the effect of general principles of equity, including commercial reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law) and the discretion of the court before which any proceeding therefor may be brought, (c) the availability of equitable remedies including specific performance and injunctive relief, (d) limitations imposed by public policy under certain circumstances on the enforceability of any remedies or provisions relating to the indemnification of or contribution by a party with respect to liability, (e) state and federal constitutional limitations including notice and due process and trial by jury, (f) limitations on the enforceability of any provision requiring the payment of attorney's fees, except to the extent a court determines such fees to be reasonable and (g) certain state case law calling into question the enforceability under certain circumstances of contractual provisions providing for the compounding of interest or the payment of interest on interest and provisions providing for prepayment premiums upon acceleration of prepayment of loans. We also express no opinion with respect to the enforceability of any provision relating to non-competition or choice of law or venue in the Transaction Documents or of any provision of Article X of the Purchase Agreement.

2. The execution, delivery and performance by Buyer and Steiner of the Transaction Documents and the consummation by Buyer and Steiner of the transactions contemplated thereby will not violate, contravene or conflict with (a) any provision of the federal laws of the United States of America to which either Buyer or Steiner is subject; or (b) any Order or Governmental Approval (solely to the extent such Order or Governmental Approval relates to federal law) known to us to be applicable to Buyer or Steiner, except, with respect to this clause (b), for such violations, contraventions or conflicts that would not reasonably be expected to have a Steiner Material Adverse Effect with respect to Buyer or Steiner, nor does the execution, delivery and performance by Buyer and Steiner of the Transaction Documents and the consummation by Buyer and Steiner of the transactions contemplated thereby require any consent, approval, exemption or authorization from, notice to be given to, or filing to be made under federal law, except as disclosed in the Transaction Documents.

3. Except as disclosed in the Transaction Documents, to our knowledge, there is no Action pending that (a) questions the validity or enforceability of any of the obligations of either

Buyer or Steiner under any Transaction Document, or (b) seeks (i) to prevent or delay the consummation by Buyer or Steiner of the transactions contemplated thereby, or (ii) damages in connection with the consummation by Buyer or Steiner of the transactions contemplated thereby.

This opinion is based upon currently existing statutes, rules, regulations and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters. Our opinions contained herein are rendered solely in connection with the transactions contemplated under the Purchase Agreement and may not be relied upon in any manner by any person other than the addressee hereof or for any other purpose. Our opinions herein shall not be quoted or otherwise included, summarized or referred to in any publication or document, in whole or in part, for any purposes whatsoever, or furnished to any person.

We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with, or expressing any opinion with respect to, the laws of any jurisdiction other than the federal laws of the United States of America and the laws of the State of Florida. Accordingly, the opinions expressed herein are expressly limited to the federal laws of the United States of America and the laws of the State of Florida. In this regard, we note that each of the Transaction Documents contains a provision to the effect that the laws of the State of Delaware are intended to be governing. For purposes of our opinions herein, we have assumed, with your permission and without any independent investigation, that the laws of the State of Delaware that may govern the Transaction Documents are identical in all relevant respects to the laws of the State of Florida.

Very truly yours,

AKERMAN, SENTERFITT & EIDSON, P.A.

Akerman, Senterfitt & Eidson, P.A.



MORGAN & MORGAN

BARRISTERS & SOLICITORS

P. O. BOX 958 PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS

TELEPHONE: (284) 494 2011 - FAX: (284) 494 2015

E-MAIL: halewis@morimor.com

Hélène Anne Lewis, LLB, TEP

3rd July, 2001 HAL/ng/Mandara

Steiner Leisure Limited
Steiner Spa Asia Limited
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146

Dear Sirs,

Mandara Spa Asia Limited

1. We are lawyers qualified to practise in the British Virgin Islands and we have been asked to provide this legal opinion with regard to the laws of the British Virgin Islands in connection with the transfer of 6000 shares ("the Shares") of Mandara Spa Asia Limited, a company having its registered office in the British Virgin Islands ("the Company") pursuant to the terms of Share Purchase Agreement ("the Share Purchase Agreement") by Sierra Pacific Investment LLC, Pacific Century Capital Limited, Okie R. Lukita, Franky Tjahyadikarta and Jeffrey Matthews ("the Shareholders") to Steiner Spa Asia Limited ("the Purchaser"). At the Closing, the Company is required to confirm to the Purchaser that it is the sole registered or beneficial owner of Spa Services Asia Limited ("SSAL") and Spa Services (South Asia) Ltd. ("SSSAL"), ("the Subsidiaries") both, companies having their registered offices in the British Virgin Islands.

2. For the purpose of rendering this opinion we have examined drafts, executed copies, or copies certified or otherwise identified to our satisfaction of the following documents:

   (a) the International Business Companies Act Cap. 291 of the laws of the British Virgin Islands, ("the Act");

   (b) the Memorandum and Articles of Association and Certificate of Incorporation of the Company;

   (c) the Share Purchase Agreement;

   (d) share transfers in respect of the Shares executed by the Shareholders in favour of the Purchaser(" the Transfers");

   (e) written resolutions of the Shareholders authorising the sale of the Shares and the entry into the Share Purchase Agreement("the Shareholders' Resolutions");

(f) a certificate dated 3rd July, 2001 issued by the Registered Agent of the Company in the British Virgin Islands, attaching certified copies of the Company's Registers of Directors and Members identifying the Company's directors and shareholders ("the Registers");

(h) certificates dated 28th June, 2001 issued by the Registered Agent of the Subsidiaries identifying the directors and shareholders of each of the Subsidiaries;

(The certificates referred to at (g) and (h) above are hereinafter together referred to as "the Incumbency Certificates").

(i) a Declaration of Trust dated 3rd May 2000 executed by the registered shareholder of SSAL in favour of the Company ("the Declaration of Trust");

(j) the public records of the Company and the Subsidiaries ("the Corporate Records") on file and available for public inspection at, the Companies Registry of the British Virgin Islands; and

(k) such other laws, documents and records as we have considered necessary to assist us herein.

3. In rendering this opinion and in our examination of the documents mentioned above we have assumed:

(a) that all signatures are genuine. that all documents submitted to us as originals are authentic, that all documents submitted to us as copies conform to the originals thereof and that such originals are themselves authentic;

(b) that all factual statements made in such documents are correct;

(c) that all parties to the Share Purchase Agreement (other than the Company) have full power and authority to enter into, and have duly executed, the Share Purchase Agreement;

(d) the validity of the Share Purchase Agreement under the laws of the State of Delaware in the United States of America, by which laws they are expressed or implied to be governed, on the basis , in respect of the Company, of our opinion as expressed in paragraphs 5(b) and (c) below;

(e) that the Purchaser is not prohibited by any law of its place of incorporation from holding the Shares or from lending monies to the Company;

(f) that the Corporate Resolutions remained in full force and effect up to and including the time of execution of the Share Purchase Agreement; and

(g) that the Corporate Records are accurate, that the information disclosed by the searches which we have conducted, is true and complete, that such information has not since then been altered since the time of our searches on 28th June, 2001 and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the Registry's file at the date of our search.

4. This opinion is rendered subject to the following qualifications:

(a) We express no opinion other than upon the effect of British Virgin Islands law as in force at the date hereof.

(b) Enforcement of the Share Purchase Agreement may be limited by the effect of laws governing bankruptcy, insolvency, liquidation and reorganisation, or by other laws of general application in the British Virgin Islands relating to, or affecting the rights of creditors.

(c) Claims under the Share Purchase Agreement may become barred under the laws relating to the limitation of actions in the British Virgin Islands, or may become subject to defences of set-off or counterclaims.

(d) Equitable remedies such as injunctions and orders for specific performance, are discretionary and will not be granted automatically by a court in the British Virgin Islands.

(e) A monetary judgement in a court of the British Virgin Islands in respect of a claim brought in connection with the Share Purchase Agreement is likely to be expressed in the currency in which such claim is made since such a court has power to grant a monetary judgement otherwise than in the currency of the British Virgin Islands, but it may not necessarily do so.

5. Based on the foregoing, and subject to the reservations we have stated, we are of the opinion that:

(a) The Company is a company limited by shares duly incorporated, validly existing as a separate legal entity under the laws and regulations of the British Virgin Islands, in good standing under such laws and, has full statutory power and corporate capacity, to own its assets and carry on its business, in the manner contemplated by the Share Purchase Agreement.

(b) At the Closing the Company's authorised capital consists of US$50,000 comprised of 50,000 shares of US$1.00 par value each, of which 10,000 shares have been issued and are outstanding in the manner described in the second recital to the Share Purchase Agreement.

(c) The Shareholders are not prohibited by any law in force in the British Virgin Islands from disposing of the Shares in the manner contemplated by the Share Purchase Agreement and have duly executed the Transfers.

(d) Based on our examination of the Incumbency Certificates and the Certified Registers, attached hereto as Exhibit A, the Purchaser is at the date of this opinion the registered shareholder of the Shares.

(e) Based on the Incumbency Certificates and the Declaration of Trust, it is our opinion that the Company is at the date hereof the sole registered and/or beneficial owner of each of the Subsidiaries.

(f) The Share Purchase Agreement has been duly executed for and on behalf of the Shareholders by the persons duly authorised and given full power to do so by the Shareholders' Resolutions.

(g) No currently valid order or resolution for winding up of the Company and no current notice of appointment of a receiver over the Company or any of its assets appears on the Corporate Records. To the best of our knowledge, after due enquiry, no steps have been or are being taken to appoint a Receiver or a Liquidator over or to wind up the Company. There are no litigation, arbitration, administrative or other proceedings pending against the Company in the courts of the British Virgin Islands.

(h) No governmental and other consents, approvals, authorisations, filings or licences are required by the laws of the British Virgin Islands to be obtained for the entry into, execution, delivery, performance, validity or enforceability of the Share Purchase Agreement.

(i) It is not necessary in order to ensure the legality, validity, enforceability, priority or admissibility in evidence in the British Virgin Islands of the Share Purchase Agreement that any of them be notarised or filed, recorded or enrolled with any court or authority or other official body in the British Virgin Islands.

(j) The entry into, exercise of their rights and the performance of or compliance with its obligations under the Share Purchase Agreement by the Shareholders do not and will not violate any law or any directive in the British Virgin Islands to which they or the Company are subject nor any provision of the Company's Memorandum or Articles of Association.

(l) No stamp, registration fees or similar taxes or charges are payable in the British Virgin Islands in respect of any of the Share Purchase Agreement.

(m) There is no withholding or other tax to be deducted from any payment, whether of principal, interest, fees, penalty or otherwise, to be made by the Company pursuant to the Share Purchase Agreement and the arrangements contemplated by the Share Purchase Agreement do not give rise to any charge whatever to taxes in the British Virgin Islands.

(n) There is no applicable usury or interest limitation law in the British Virgin Islands that may restrict the recovery of payments in accordance with the Share Purchase Agreement.

(o) The Purchaser will not violate any law or regulation in the British Virgin Islands or become liable to tax in the British Virgin Islands by reason of entering into or in connection with the Share Purchase Agreement.

(p) The choice of the laws of the State of Delaware as the governing law of the Share Purchase Agreement is a valid choice of law which would be recognised and given effect to by the courts of the British Virgin Islands and applied by such courts in the proceedings in relation to the Share Purchase Agreement as the proper law of the Share Purchase Agreement.

(q) Any final and conclusive monetary judgement (which is not subject to a stay of execution) obtained against the Company in a court in the United States of America for a definite sum would be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issues would be necessary provided that:

(i) such court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(ii) the judgement given by such court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the Company;

(iii) in obtaining judgement there was no fraud on the part of the person in whose favour judgement was given or on the part of the court;

(iv) recognition or enforcement of the judgement in the British Virgin Islands would not be contrary to public policy; and

(v) the proceedings pursuant to which judgement was obtained were not contrary to natural justice.

(r) The Company does not enjoy any right of sovereign immunity in respect of a claim from suit or enforcement by judgement in the event of a claim by or against it. The property and assets of the Company are not immune from the institution of legal proceedings or the obtaining or execution of a judgement in the British Virgin Islands.

(s) It is not necessary that the Purchaser establish a place of business in the British Virgin Islands in order to enforce any provisions of any of the Share Purchase Agreement.

(t) The Company is not liable to any form of taxation in the British Virgin Islands and there is no pending or unsettled taxation matter in the British Virgin Islands.

(u) Although the Act provides that the Company may establish at its registered office a register of Mortgages, Charges and other Encumbrances in respect of any liens on its property or assets, so far as we are aware after due enquiry, the Company has not filed or established such a register either at it registered office or as part of its public Corporate Records.

6. This legal opinion is addressed to you (and your successors or permitted assignees, if any) and your legal advisers in connection only with the Company and the Share Purchase Agreement. It may not be relied upon for any other purpose and may not be disclosed to any other person without our consent.

Yours faithfully,
MORGAN & MORGAN

HA Lewis


HARRY B. SANDS, LOBOSKY
AND COMPANY

3rd July, 2001

Sierra Pacific Investments LLC
c/o Mandel Buder & Verges
101 Vallejo Street
San Francisco, CA 94111
Attn: Thomas M. Gottlieb,
c/o Donald Buder

Pacific Century Capital Limited
Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia
Attn: Mark A. Edleson

Franky Tjahyadikarta
Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia

Okie R. Lukita
Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia

Jeffrey R.W. Matthews
c/o Mandara Spa
Jl. Raya Kuta 707
Kuta, Denpassar, Bali
Indonesia

Dear Sirs,

Re: Steiner Spa Asia Limited

COUNSEL AND ATTORNEYS-AT-LAW

HON. HARRY P. SANDS, M.E.C.
(1920 - 1958)
HON. E.A.P. DUPUCH, C.B.E., Q.C.
(1949 - 1981)
KEITH M. DUNCOMBE, Q.C.
(1970 - 1995)

PARTNERS
HARRY B. SANDS
REGINALD H. LOBOSKY
SARAH M. LOBOSKY
FERRON J.M. BETHELL
ARTHUR SELIGMAN
NICHOLAS T. MOSKO

CHAMBERS
NASSAU, THE BAHAMAS

CORPORATE DEPARTMENT
MAILING ADDRESS
P. O. BOX N-455
NASSAU, BAHAMAS

TELEPHONES: AREA CODE (242)
328 0123 328 0227 328 0239 328 0297
328 0342 328 1024 323 1317
E-MAIL: INTERNET: http: www.hbslaw.com

CORPORATE FACSIMILE: (242) 356-4163 323-1318

ASSOCIATES
EDGAR SELIGMAN
CAMILLE A. CLEARE
CHINIQUE E. PRATT
ADRIANNA D. KNOWLES
RENO T. BETHELL

CONSULTANT COUNSEL
RALPH D. SELIGMAN, Q.C.

We have acted as Bahamas Counsel to Steiner Leisure Limited ("Steiner"), a company incorporated under the laws of the Commonwealth of The Bahamas ("The Bahamas"), and Steiner Spa Asia Limited ("the Purchaser"), a company incorporated under the laws of The Bahamas and a wholly owned subsidiary of Steiner, in connection with the sale to the Purchaser of all of the outstanding shares of Mandara Spa Asia Limited, a British Virgin Islands company, held by Sierra Pacific Investments LLC, Pacific Century Capital Limited, Franky Tjahyadikarta, Okie R. Lukita and Jeffrey R.W. Matthews (collectively known as the "Sellers"), pursuant to the Share Purchase Agreement (the "Purchase Agreement") dated June 27, 2001, made between Steiner, the Purchaser and the Sellers.

1. For the purposes of this Opinion we have examined the following:-

    (1) an executed copy of the Purchase Agreement.

    (2) the Memorandum of Association and Articles of Association of each of Steiner and the Purchaser together with other corporate documents on file and available for public inspection at the Registry of Companies in The Bahamas (the "Organizational Documents").

    (3) executed copies of the Registration Rights Agreement, the Notes and the Pledge Agreements (together with the Purchase Agreement, the "Transaction Documents").

    (4) an executed copy of the resolutions of the Board of Directors of Steiner authorizing the Purchaser, a wholly owned subsidiary, to acquire all of the outstanding shares of Mandara Spa Asia Limited held by the Sellers.

    (5) an executed copy of the resolutions of the Board of Directors of the Purchaser authorizing the purchase all of the outstanding shares in Mandara Spa Asia Limited held by the Sellers.

    (6) Certificate of Good Standing in respect of each of Steiner and the Purchaser.

    (7) such laws, regulations, records and documents as are necessary for the purpose of expressing this opinion.

Any terms not herein defined, shall have the same meaning as in the Purchase Agreement.


HARRY B. SANDS, LOBOSKY
AND COMPANY

2. We have assumed:

   (1) the genuineness and authenticity of all signatures and the conformity to the originals of all copies of documents (whether or not certified);

   (2) the capacity, power and authority of each of the parties to enter into the Transaction Documents (other than Steiner and the Purchaser);

   (3) The due execution and delivery of the Transaction Documents by each of the parties thereto (other than Steiner and the Purchaser);

   (4) The accuracy and completeness of all factual representations made in the Transaction Documents and other documents reviewed by us;

   (5) That there is no provision of the law of any jurisdiction, other than The Bahamas, which would have any implication in relation to the opinions expressed herein;

   (6) The validity and binding effect of the Transaction Documents under the laws of the State of Delaware (the "Foreign Laws") by which the Transaction Documents are to be governed; and

   (7) The validity under the Foreign Laws of the jurisdiction of the Courts of Delaware (or any other court in the United States of America asserting jurisdiction) pursuant to the Transaction Documents (the "Foreign Courts").

3. On the basis of any subject to the foregoing, we are of the opinion that:-

   (1) The Purchaser is an International Business Company validly existing and in good standing under the laws of The Bahamas, and has full corporate power to carry on its business as, to our knowledge, now conducted by it and to own and operate the property and assets which, to our knowledge, are now owned and operated by it.

   (2) Steiner is an International Business Company validly existing and in good standing under the laws of The Bahamas, and has full corporate power to carry on its business as, to our knowledge, now conducted by it and to own and operate the property and assets which, to our knowledge, are now owned and operated by it.


HARRY B. SANDS, LOBOSKY
AND COMPANY

(3) Each of the Purchaser and Steiner has all requisite corporate power and authority to execute and deliver the Transaction Documents, to perform its respective obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance of the Transaction Documents by each of the Purchaser and Steiner and the consummation by each of the Purchaser and Steiner of the transactions contemplated thereby have been duly and validly authorized by all necessary action on the part of the Purchaser and Steiner.

(4) Neither the execution and delivery by the Purchaser or Steiner of the Transaction Documents nor the consummation by the Purchaser or Steiner of the transactions contemplated thereby, nor compliance by the Purchaser or Steiner with the terms and provisions thereof, conflicts with, results in any breach of the terms, conditions or provisions of, or constitutes a default or an event of default under the Organizational Documents of the Purchaser or Steiner or any judgment, decree or order known to us, or any statute, rule or regulation which is applicable to the Purchaser or Steiner or any of their respective properties (solely to the extent that such judgment, decree, order, statute, rule or regulation relates to the laws of The Bahamas).

(5) The Steiner Shares, when certificates therefor have been duly executed, countersigned and registered and delivered to and paid for by the Sellers in accordance with the terms of the Purchase Agreement, will constitute Common Shares, par value US$.01, of Steiner which have been validly issued, fully paid and non-assessable and each of the Sellers will be the registered holder of the number of Steiner Shares set forth on his or its share certificate. Furthermore, at such time, the Steiner Shares shall be free and clear of any Liens resulting from the actions of Steiner, except for such Liens contemplated by the Transaction Documents.

The opinions set forth above, are subject to the following qualifications:

1. The obligations of the Purchaser under the Purchase Agreement

(a) will be subject to the laws from time to time in effect relating to bankruptcy insolvency liquidation, possessory liens, rights of set off, reorganization amalgamation, moratorium or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors;



(b) will be subject to general principles of equity and, as such, specific performance and injunctive relief, being equitable remedies, may not be available;

(c) may not be given effect by a Bahamas Court, whether or not it was applying the Foreign Laws, if and to the extent they constitute the payment of any amount which is in the nature of a penalty and not in the nature of liquidated damages.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than The Bahamas. This opinion is to be governed by and construed in accordance with the laws of The Bahamas and is limited to and is given on the basis of the current law and practice in The Bahamas.

This opinion is addressed to and is for the sole benefit of the addresses thereof and their respective legal advisers (but in that capacity only). It may not be relied upon by any other person nor may it be disclosed to any other persons without our prior written consent.

Yours faithfully,

HARRY B. SANDS, LOBOSKY AND COMPANY



HARRY B. SANDS, LOBOSKY AND COMPANY
COUNSEL AND ATTORNEY-AT-LAW

INSTRUMENT OF TRANSFER

Sierra Pacific Investments LLC of 101 Vallejo Street, San Francisco, CA 94111, USA, in consideration for its Pro Rata Percentage of the Consideration (as defined in and payable pursuant to that certain Share Purchase Agreement, dated as of June 27, 2001, among Steiner Spa Asia Limited, Steiner Leisure Limited and the shareholders of Mandara Spa Asia Limited identified therein) paid by Steiner Spa Asia Limited (hereinafter, the "Transferee"), do hereby transfer to the said Transferee an aggregate of Three Thousand, Seven Hundred Forty-Two (3,742) shares standing in our name in the Register of MANDARA SPA ASIA LIMITED (formerly known as Spa Partners Asia Limited) of PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, to hold unto the said Transferee their executors, administrators or assignees, subject to the several conditions upon which we hold the same at the same time of execution hereof. And we the said Transferee do hereby agree to take the said Shares subject to the same conditions.

[*Signature page follows*]

Dated the 3rd day of July, 2001

Signed	:	Thomas M. Gottlieb
Name	:	Mr. Tom Gottlieb
Designation	:	President
Name	:	Sierra Pacific Investments LLC
Address	:	101 Vallejo Street, San Francisco, CA 94111 USA
		Transferor
Witnessed		[signature]
Name		Jahan Islami
Address		One S.E. 3rd Ave, Miami, FL 33131
Signed	:	[signature]
Name	:	Leonard Fluxman
Designation	:	Chief Executive Officer
Name	:	Steiner Spa Asia Limited
Address	:	c/o Steiner U.S. Holdings, Inc. 770 South Dixie Highway, Suite 200 Coral Gables, FL 33146 United States
		Transferee
Witnessed		[signature]
Name		Mary V. Carroll
Address		One SE 3 Ave, Miami, FL 33131

[SIGNATURE PAGE TO INSTRUMENT OF TRANSFER]

INSTRUMENT OF TRANSFER

Pacific Century Capital Limited of Graha Niaga, 20th Floor, Jl. Jend. Sudirman 58, Jakarta 12190, Indonesia in consideration for its Pro Rata Percentage of the Consideration (as defined in and payable pursuant to that certain Share Purchase Agreement, dated as of June 27, 2001, among Steiner Spa Asia Limited, Steiner Leisure Limited and the shareholders of Mandara Spa Asia Limited identified therein) paid by Steiner Spa Asia Limited (hereinafter, the "Transferee"), do hereby transfer to the said Transferee an aggregate of One Thousand, Seven Hundred Sixty-Two (1,762) shares standing in our name in the Register of MANDARA SPA ASIA LIMITED (formerly known as Spa Partners Asia Limited) of PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, to hold unto the said Transferee their executors, administrators or assignees, subject to the several conditions upon which we hold the same at the same time of execution hereof. And we the said Transferee do hereby agree to take the said Shares subject to the same conditions.

[*Signature page follows*]

Dated the 3rd day of July, 2001

Signed : [signature]
Name : Mark A. Edleson
Designation : ~~President~~ ATTORNEY IN-FACT
Name : Pacific Century Capital Limited
Address : Graha Niaga, 20th Floor, J1. Jend. Sudirman 58, Jakarta 12190, Indonesia
Transferor

Witnessed ______________________________

Name ______________________________

Address ______________________________

Signed : ______________________________
Name :
Designation :
Name : Steiner Spa Asia Limited
Address : c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146
United States
Transferee

Witnessed ______________________________

Name ______________________________

Address ______________________________

[SIGNATURE PAGE TO INSTRUMENT OF TRANSFER]

Dated the 3rd day of July, 2001

Signed : _______________
Name : Mark A. Edleson
Designation : President
Name : Pacific Century Capital Limited
Address : Graha Niaga, 20th Floor, J1. Jend. Sudirman 58, Jakarta 12190, Indonesia
Transferor

Witnessed _______________

Name _______________

Address _______________

Signed : [signature]
Name : Leonard Fluxman
Designation : Chief Executive Officer
Name : Steiner Spa Asia Limited
Address : c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146
United States
Transferee

Witnessed [signature] Mary V. Carroll

Name Mary V. Carroll

Address One SE 3 Ave, Miami, FL 33131

[SIGNATURE PAGE TO INSTRUMENT OF TRANSFER]

INSTRUMENT OF TRANSFER

I, Mr. Franky Tjahyadikarta of Graha Niaga, 20th Floor, Jl Jend. Sudirman 58, Jakarta 12190, Indonesia in consideration for my Pro Rata Percentage of the Consideration (as defined in and payable pursuant to that certain Share Purchase Agreement, dated as of June 27, 2001, among Steiner Spa Asia Limited, Steiner Leisure Limited and the shareholders of Mandara Spa Asia Limited identified therein) paid by Steiner Spa Asia Limited (hereinafter, the "Transferee"), do hereby transfer to the said Transferee an aggregate of One Hundred Three (103) shares standing in my name in the Register of MANDARA SPA ASIA LIMITED (formerly known as Spa Partners Asia Limited) of PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, to hold unto the said Transferee their executors, administrators or assignees, subject to the several conditions upon which I hold the same at the same time of execution hereof. And we the said Transferee do hereby agree to take the said Shares subject to the same conditions.

[*Signature page follows*]

Dated the 3rd day of July, 2001

Signed : ______________________

Name : Mr. Franky Tjahyadikarta

Address : Graha Niaga, 20th Floor, Jl Jend. Sudirman 58, Jakarta 12190, Indonesia

Transferor

Witnessed ______________________

Name ______________________

Address ______________________

Signed : ______________________

Name :

Designation :

Name : Steiner Spa Asia Limited

Address :

Transferee

Witnessed ______________________

Name ______________________

Address ______________________

[SIGNATURE PAGE TO INSTRUMENT OF TRANSFER]

Dated the 3rd day of July, 2001

Signed :
Name : Mr. Franky Tjahyadikarta
Address : Graha Niaga, 20th Floor, Jl Jend. Sudirman 58, Jakarta 12190, Indonesia
Transferor

Witnessed

Name

Address

Signed :
Name : Leonard Fluxman
Designation : Chief Executive Officer
Name : Steiner Spa Asia Limited
Address : c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146
United States
Transferee

Witnessed

Name Mary V. Carroll

Address One SE 3 Ave, Miami, FL 33131

[SIGNATURE PAGE TO INSTRUMENT OF TRANSFER]

INSTRUMENT OF TRANSFER

I, Mr. Okie R. Lukita of Graha Niaga, 20th Floor, J1 Jend. Sudirman 58, Jakarta 12190, Indonesia in consideration for Pro Rata Percentage of the Consideration (as defined in and payable pursuant to that certain Share Purchase Agreement, dated as of June 27, 2001, among Steiner Spa Asia Limited, Steiner Leisure Limited and the shareholders of Mandara Spa Asia Limited identified therein) paid by Steiner Spa Asia Limited (hereinafter, the "Transferee"), do hereby transfer to the said Transferee an aggregate of One Hundred Three (103) shares standing in my name in the Register of MANDARA SPA ASIA LIMITED (formerly known as Spa Partners Asia Limited) of PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, to hold unto the said Transferee their executors, administrators or assignees, subject to the several conditions upon which I hold the same at the same time of execution hereof. And we the said Transferee do hereby agree to take the said Shares subject to the same conditions.

[*Signature page follows*]

Dated the 3rd day of July, 2001

Signed : [signature]
Name : Mr. Okie R. Lukita
Address : Graha Niaga, 20th Floor, J1 Jend. Sudirman 58, Jakarta 12190, Indonesia
Transferor

Witnessed ____________________

Name ____________________

Address ____________________

Signed : ____________________
Name :
Designation :
Name : Steiner Spa Asia Limited
Address : c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146
United States
Transferee

Witnessed ____________________

Name ____________________

Address ____________________

[SIGNATURE PAGE TO INSTRUMENT OF TRANSFER]

Dated the 3rd day of July, 2001

Signed :

Name : Mr. Okie R. Lukita

Address : Graha Niaga, 20th Floor, Jl Jend. Sudirman 58, Jakarta 12190, Indonesia

Transferor

Witnessed

Name

Address

Signed : [signature]

Name : Leonard Fluxman

Designation : Chief Executive Officer

Name : Steiner Spa Asia Limited

Address : c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146
United States

Transferee

Witnessed [signature]

Name Mary V. Carroll

Address One SE 3 Ave, Miami, FL 33131

[SIGNATURE PAGE TO INSTRUMENT OF TRANSFER]

INSTRUMENT OF TRANSFER

I, Mr. Jeffrey R. W. Matthews of Jl. Raya Kuta No 707 (2nd Floor), Kuta Bali 80361 Indonesia in consideration for my Pro Rata Percentage of the Consideration (as defined in and payable pursuant to that certain Share Purchase Agreement, dated as of June 27, 2001, among Steiner Spa Asia Limited, Steiner Leisure Limited and the shareholders of Mandara Spa Asia Limited identified therein) paid by Steiner Spa Asia Limited (hereinafter, the "Transferee"), do hereby transfer to the said Transferee an aggregate of Two Hundred Ninety (290) shares standing in my name in the Register of MANDARA SPA ASIA LIMITED (formerly known as Spa Partners Asia Limited) of PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, to hold unto the said Transferee their executors, administrators or assignees, subject to the several conditions upon which I hold the same at the same time of execution hereof. And we the said Transferee do hereby agree to take the said Shares subject to the same conditions.

[*Signature page follows*]

Dated the 3rd day of July, 2001

Signed :
Name : Mr. Jeffrey R.W. Matthews
Address : Jl. Raya Kuta No 707 (2nd Floor), Kuta Bali 80361 Indonesia
Transferor

Witnessed

Name Rick Baergle

Address Jl. Ceylon, KL - Malaysia

Signed :
Name :
Designation :
Name : Steiner Spa Asia Limited
Address : c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146
United States
Transferee

Witnessed

Name

Address

[SIGNATURE PAGE TO INSTRUMENT OF TRANSFER]

Dated the 3rd day of July, 2001

Signed :
Name : Mr. Jeffrey R.W. Matthews
Address : Jl. Raya Kuta No 707 (2nd Floor), Kuta Bali 80361 Indonesia
Transferor

Witnessed

Name

Address

Signed :
Name : Leonard Fluxman
Designation : Chief Executive Officer
Name : Steiner Spa Asia Limited
Address : c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146
United States
Transferee

Witnessed

Name Mary V. Carroll

Address One SE 3 Ave, Miami, FL 33131

[SIGNATURE PAGE TO INSTRUMENT OF TRANSFER]

AFFIDAVIT

I, Carl S. St. Philip, after being duly sworn, did depose and state:

1. I am the Vice President and Chief Financial Officer of Steiner Leisure Limited ("Steiner").

2. On the date hereof, I, on behalf of Steiner, with full authorization, executed an instrument representing a 9% Subordinated Note, in a principal amount of $873,180 (the "Note"), payable to Sierra Pacific Investments LLC (the "Holder").

3. The Note was executed in Chicago, Illinois at the offices of Sidley Austin Brown & Wood.

4. The Note was delivered by messenger by the undersigned on July 1, 2001 to a representative of the Holder at the offices of Latham & Watkins in Chicago, Illinois.

5. This Affidavit is made for the benefit of Steiner for compliance with the laws of the State of Florida relating to documentary stamp tax laws.

FURTHER AFFIANT SAYETH NOT.

Executed this ___ day of July, 2001

STEINER LEISURE LIMITED

By: [signature]
Name: Carl S. St. Philip
Title: Vice President and Chief Financial Officer

STATE OF ILLINOIS)
COUNTY OF COOK)

The foregoing instrument was acknowledged before me on this 2nd day of July, 2001, by Carl S. St. Philip, who is personally known to me (__) or has produced identification (__).

[signature: Cynthia Tongsy]
NOTARY PUBLIC, STATE OF ILLINOIS

My Commission Expires: 12/15/02

"OFFICIAL SEAL"
CYNTHIA TONGSY
Notary Public, State of Illinois
My Commission Expires 12/15/02

THE SECURITY REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT IS IN EFFECT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

THE PAYMENT OF ANY SUMS DUE AND OWING UNDER THIS NOTE IS SUBORDINATED TO THE CLAIMS OF THE SENIOR LENDERS AS MORE PARTICULARLY DESCRIBED IN SECTION 6 HEREOF.

STEINER LEISURE LIMITED

9% SUBORDINATED NOTE

July 3, 2001 $873,180

Steiner Leisure Limited, a corporation organized and existing under and by virtue of the laws of the Commonwealth of the Bahamas (the "Company"), hereby promises to pay to the order of Sierra Pacific Investments, LLC (the "Holder") the principal amount of EIGHT HUNDRED SEVENTY-THREE THOUSAND ONE HUNDRED EIGHTY AND NO/100 U.S. DOLLARS ($873,180), together with interest thereon calculated from the date hereof in accordance with the provisions of this Note. This Note is being issued by the Company to the Holder pursuant to the terms of that certain Membership Interest Purchase Agreement dated as of June 27, 2001 by and among the Company, the Holder, Steiner Spa Asia Limited, Pacific Century Capital Limited, Okie R. Lukita, Franky Tjahyadikarta, and Jeffrey Mathews (the "Purchase Agreement").

1. Payment of Interest.

(a) Interest Rate. Except as otherwise expressly provided in Section 4(b)(i) hereof, interest shall accrue daily on the unpaid principal amount of this Note outstanding from time to time at the rate of nine percent (9%) per annum, or (if less) at the highest rate then permitted under applicable law.

(b) Interest Payment Dates. Subject to the provisions of Section 6 below, the Company shall pay all accrued interest in cash to the Holder on October 3, 2001 and on the 3rd day of each and every consecutive third month thereafter. Any accrued interest which for any reason has not theretofore been paid shall be paid in full on the date on which the final principal payment on this Note is made. Interest shall accrue on any principal payment due under this Note until such time as payment therefor is actually delivered to the Holder.

2. Payment of Principal on Note; Prepayment. The Company shall pay the Holder in full in cash all outstanding principal of this Note to the Holder on January 2, 2005 ("Maturity Date"), together with all accrued and unpaid interest on the principal amount being repaid. Subject to the restrictions contained in Section 6 below (which may be waived by the Senior Lenders under the Bank Agreement or otherwise), the Company may prepay this Note in whole or in part without premium or penalty.

3. Transfers. Until such time as all amounts due and payable to Holder under this Note are paid in full, the Company will not sell, transfer or assign all or substantially all of its assets in a single or series of transactions.

4. Reductions to Principal Due on Note. The Holder hereby expressly agrees that the Company shall be entitled to reduce the principal amount due and owing under this Note in accordance with Sections 1.4(d), 1.5(d) and/or 9.5(f) of the Purchase Agreement.

5. Events of Default.

(a Definition. For purposes of this Note, an Event of Default shall be deemed to have occurred if:

(i) the Company fails to pay when due and payable (whether at maturity or otherwise) the full amount of interest then accrued on this Note or the full amount of any principal payment on this Note, and such failure to pay is not cured within 5 days after the occurrence thereof;

(ii) (1) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company bankrupt or insolvent; or any order for relief with respect to the Company is entered under the federal Bankruptcy Code; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; (2) or any such petition or application is filed, or any such proceeding is commenced, against the Company and in the case of this clause (2) either (a) the Company by any act indicates its approval thereof, consent thereto or acquiescence therein or (b) such petition, application or proceeding is not dismissed within 60 days;

(iii) a breach or default occurs under any document or instrument related to the Senior Debt and, as a result thereof, the Company is obligated to purchase, pay, repay, or redeem any Senior Debt prior to its regular maturity or before its regularly scheduled payment date;

(iv) the Company fails to comply with Section 3 hereof.

The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(b) Consequences of Events of Default.

(i) If any Event of Default has occurred, the interest rate on this Note shall increase immediately by an increment of two percentage points to the extent permitted by law. Any increase of the interest rate resulting from the operation of this subsection shall terminate as of the close of business on the date on which such Event(s) of Default no longer exist.

(ii) Subject to the provisions of Section 6 below, upon the occurrence and during the continuance of an Event of Default, the aggregate principal amount of this Note (together with all accrued interest thereon and all other amounts due and payable with respect thereto) shall become immediately due and payable without any action on the part of the Holder, and the Company shall immediately pay to the Holder all amounts due and payable with respect to this Note.

(iii) The Holder shall also have any other rights which such Holder may have been afforded under any agreement at any time and any other rights which such Holder may have pursuant to applicable law.

(iv) The Company hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the Holder may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Company hereunder.

6. Subordination.

(a) Extent of Subordination. All amounts (including all principal, interest, premiums, fees, expenses, indemnities and other payments) payable by the Company with respect to this Note (the "Subordinated Debt") are and shall be subordinate and junior in right of payment to the prior payment in full of the Senior Debt (as defined below) to the extent and in the manner set forth in this Section 6. Except for (i) the periodic payments of interest as contemplated in Section 1(b) above, (ii) payments of Subordinated Debt on or after the Maturity Date, and (iii) set offs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Holder will not ask for, demand, sue for, take or receive from the Company, by set-off or in any other manner, the whole or any part of the Subordinated Debt unless and until all Senior Debt shall have been fully paid and satisfied and all commitments to extend credit thereunder shall have been terminated. As used herein, the term "Senior Debt" shall mean (i) all debt, liabilities and obligations of the Company (or its subsidiaries) with respect to that certain Credit Agreement dated as of July 2, 2001 (as amended, modified and restated from time to time, the "Bank Agreement"), among the Company, the financial institutions from time to time party thereto (the "Lenders"), and ABN AMRO Bank, N.V., as

Administrative Agent (the "Agent"), including, without limitation, all principal, interest (including, without limitation, post-petition interest at the rate prescribed in the Bank Agreement, whether or not allowed or allowable, accruing after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company or its subsidiaries), premium, amounts payable under reimbursement obligations in connection with letters of credit, fees and expenses, including all Enforcement Expenses (as defined below), (ii) all amounts owing with respect to foreign exchange and interest rate hedging agreements between the Company and any Lender, (iii) all amounts owing under agreements refinancing the Bank Agreement, or amendments of the Bank Agreement, including amendments or refinancings that increase the principal amount of the Senior Debt; provided, however, that notwithstanding the foregoing, in no event shall the amount of the Senior Debt exceed $65,000,000, and (iv) all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing, including any such refinancing provided by financial institutions other than the Agent or any Lender. The Agent, the Lenders and all other financial institutions holding any Senior Debt are hereinafter referred to as "Senior Lenders." As used herein, the term "Enforcement Expenses" means all reasonable costs and expenses incurred by any Senior Lender in connection with its enforcement of any rights or remedies with respect to any Senior Debt, the collection of any of the Senior Debt, or the protection of, or realization upon, any collateral after the occurrence and during the continuance of a default with respect to any Senior Debt, including, by way of example, reasonable attorneys' fees, court costs, appraisal and consulting fees, auctioneers' fees, rent, storage, insurance premiums and like items, and whether or not such amounts are allowed as a claim against the Company (or its subsidiaries) in any bankruptcy, insolvency or reorganization proceeding.

(b) Remedy Suspension.

(i) If and so long as a Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(i) (such period of time being referred to as the "Payment Default Suspension Period"), then, except as otherwise set forth below, and except for setoffs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (w) the Maturity Date, (x) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (y) 121 days after the date that the Senior Debt has been paid in full or (z) the Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Payment Default Suspension Period, in each case in accordance with the terms of the Bank Agreement.

(ii) If and so long as a Non-Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Non-Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(ii) (such period of time being referred to as the "Non-Payment Default Suspension Period" and, together with the Payment Default Suspension Period, a "Payment Suspension Period"), then, except as otherwise set forth below, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (v) the Maturity Date, (w) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (x) the Senior Debt has been paid in full, (y) the Non-Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Non-Payment Default Suspension, or (z) 180 days after the date the Holder received the Non-Payment Default Notice with respect to a Non-Payment Default, in each case in accordance with the terms of the Bank Agreement.

(iii) As used herein, the term "Payment Default" means the occurrence and continuance (after the expiration of any applicable grace or cure periods) of a default in payment of all or any part of the Senior Debt, and the term "Non-Payment Default" means a default under the Bank Agreement other than a Payment Default.

(c) Liquidation, Winding Up, etc. Upon any distribution of assets of the Company or upon any dissolution, winding up, liquidation or reorganization of the Company, whether in any bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshaling of the assets and liabilities of the Company or otherwise:

(i) the holders of all Senior Debt shall be entitled to receive payment in full of the principal thereof, the interest due thereon and any premium, fees, expenses, indemnities or other payment obligation with respect thereto before the Holder is entitled to receive any payment (other than equity securities or debt securities which are subordinated to the Senior Debt to at least the same extent as this Note is subordinated to the Senior Debt, and then only to the extent that no payments may be made under such debt or equity securities, or any instruments arising therefrom, until the Senior Debt is paid in full) upon the Subordinated Debt; and

(ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which the Holder would be entitled but for the provisions of this Section 5 shall be paid by the liquidating trustee or agent or other Person (as defined below) making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or

otherwise: (a) first directly to the holders of Senior Debt or their agents or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the principal of, interest on and any premium or other amounts payable with respect to the Senior Debt held or represented by each such holder, to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of the Senior Debt; and (b) the remainder, if any, to the Holder; and

(iii) if the Holder has not presented a claim in respect of the Subordinated Debt within 15 days of the commencement of any applicable claims filing period, the holders of Senior Debt shall have the right to present such claims in respect of the Subordinated Debt. So long as any amounts remain due and owing in respect of the Senior Debt or any commitments remain to extend credit thereunder, Holder shall not, without the prior consent of the Lenders, approve a plan in bankruptcy in respect of the Company the terms of which do not call for the payment of the Senior Debt in full in cash on the confirmation date of such plan.

The consolidation of the Company with, or the merger of the Company into, another entity shall not be deemed a dissolution, winding up, liquidation or reorganization of the Company for the purposes of this Section 6(c) if such other entity, as a part of such consolidation or merger, succeeds to the Company's property and business and assumes the Company's obligations (including the Senior Debt and the Subordinated Debt).

(d) Payment Held in Trust. All payments or distributions by the Company upon or with respect to the Subordinated Debt which are received by the Holder in violation of or contrary to the provisions of Subsections 5(a), 5(b) or 5(c) above shall be received in trust for the benefit of the holders of the Senior Debt and shall be paid over promptly, with or without demand therefor, to such holders in the same form as so received (with all necessary endorsements and assignments) to be applied to the payment of the Senior Debt. In the event of the failure of the Holder to make any such endorsement or assignment to the Senior Lenders, the Senior Lenders, or any of their officers or employees, are hereby irrevocably authorized to make the same.

(e) Setoff. Notwithstanding anything to the contrary contained herein or otherwise, the Holder shall at all times be entitled to setoff against the amount owing hereunder by amounts the Holder otherwise owes to the Company pursuant to the Purchase Agreement, and the Holder shall not be required or requested to pay, hold in trust or pay over any such setoff amount to any Person.

(f) Instrument Legend. Any instruments evidencing this Note will, on the date hereof or promptly hereafter, be inscribed with a legend conspicuously indicating that payment thereof is subordinated to the claims of the Senior Lenders. Any instrument evidencing any of the Subordinated Debt, or any portion thereof, which is hereafter executed by the Company, will, on the date thereof, be inscribed with the aforesaid legend.

(g) Subordinated Debt Owed Only to the Holder. The Holder by acceptance of this Note warrants and represents that the Holder has not previously assigned any interest in this Note to any

party, that no party owns an interest in this Note other than the Holder (whether as joint holders of the Subordinated Debt, participants or otherwise), and that the entire Subordinated Debt is owing to the Holder, subject only to the rights of the Senior Lenders hereunder.

(h) Acceleration and Exercise of Remedies. Nothing contained in this Note shall prevent the Holder from (i) accelerating this Note following the acceleration of any payment due under the Senior Debt or the declaration that the Senior Debt is immediately due and payable in full, (ii) instituting legal proceedings to enforce and collect upon the amounts outstanding under this Note in the event that the Lenders either commence any such proceedings in respect of the Senior Debt or formally commence the exercise of its or their remedies in respect of any collateral securing the Senior Debt (other than remedies intended solely for the protection of the collateral and the lenders' interests therein and not related to any sale or disposition of or foreclosure upon the collateral), or (iii) filing any proof of claim in respect of the amounts outstanding under this Note in connection with any bankruptcy or similar proceedings of the Company; provided that any amounts received or receivable in connection therewith in respect of the Subordinated Debt by the Holder shall be subject to the provisions of Subsection 6(a), 6(c) and 6(d) above.

(i) Rights Not Subordinated. The provisions of this Section 6 are for the purpose of defining the relative rights of the holders of Senior Debt on the one hand and of the Holder on the other hand, and nothing herein shall impair (as between the Company, the Holder and creditors of the Company, other than the holders of the Senior Debt) the Company's obligation to the Holder to pay to Holder the full amount of this Note in accordance with the terms hereof. No provision of this Section 6 shall be deemed to subordinate, to any extent, any claim or right of the Holder to any claim against the Company by any creditor or any other Person except to the extent expressly provided herein.

(j) Payment Set Aside. To the extent that (i) the Holder has turned over any cash, securities or other property received as payments from the Company to the holders of Senior Debt hereunder for application to the Senior Debt or (ii) any cash, securities or other property to which the Holder would otherwise have been entitled (but for the provisions of this Section 6) as payments from the Company are paid to the holders of Senior Debt for application to the Senior Debt, and any such payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from or disgorged by the Holder or are otherwise required to be refunded, repaid or restored by the Holder to the Company or any trustee, receiver or other Person under any law (including, without limitation, any bankruptcy or insolvency law or any federal or state equitable cause), then to the extent of any such refund, repayment or restoration the holders of Senior Debt shall repay such amount to the Holder and Holder's other rights and obligations hereunder shall be renewed and continued in full force and effect as if such original payment had not been made by the Holder to the holders of Senior Debt. This Subsection (i) shall survive the termination and cancellation of this Note.

(k) Term. The provisions of this Section 6 shall constitute a continuing agreement of subordination, and the Senior Lenders may continue, without notice to the Holder, to lend monies, extend credit and make other financial accommodations to or for the account of the Company, on the faith hereof, and the provisions of this Section 6 shall be irrevocable by the Holder until all Senior Debt shall have been paid and fully satisfied and all financing arrangements between the Company and any Senior Lenders relating to the Senior Debt have been terminated.

(l) Additional Agreements, Among the Company and Senior Lenders. Any Senior Lender, at any time and from time to time, may enter into such agreement or agreements with the Company as such Senior Lender may deem proper, extending the time of payment of or renewing or otherwise altering the terms of all or any of the Senior Debt or affecting the security underlying any or all of the Senior Debt, or may exchange, sell, release, surrender or otherwise deal, with any such security, without in any way impairing or affecting this Note, including but not limited to this Section 6.

(m) Holder's Waivers. All of the Senior Debt shall be deemed to have been made or incurred in reliance upon the provisions of this Section 6, and the Holder expressly waives all notice of the acceptance by any Senior Lender of the subordination and other provisions of this Note, all other notices whatsoever, and reliance by the Senior Lenders upon the subordination and other agreements as herein provided. The Holder by its acceptance of this Note agrees that: (i) no Senior Lender has made any warranties or representations with respect to the due execution, legality, validity, completeness or enforceability of the Bank Agreement or any other document or agreement evidencing Senior Debt, or the collectability of any Senior Debt; and (ii) the Senior Lenders shall be entitled to manage and supervise their loans to the Company in accordance with their usual practices, modified from time to time as they deem appropriate under the circumstances, without regard to the existence of any rights that the Holder may now or thereafter have in or to any of the assets of the Company.

(n) No Waiver. No waiver shall be deemed to be made by any Senior Lender of any of its rights hereunder, unless the same shall be in writing signed by such Senior Lender, and each waiver, if any, shall be a waiver only with respect to the specific instance involved, and shall in no way impair the rights of such Senior Lender or the obligations of the Holder to such Senior Lender in any other respect at any other time.

(o) Application of Payments. The Holder hereby agrees that all payments received by any Senior Lender from the Company may be applied and reapplied, in whole or in part, to any of the Senior Debt, as such Senior Lender, in its sole discretion, deems appropriate.

(p) Unsecured Obligation. This Note is an unsecured obligation of the Company and shall remain unsecured for so long as any Senior Debt shall remain outstanding or there shall exist any commitment to provide Senior Debt to the Company.

(q) Complete Nature of Subordination. All rights and interests of the Senior Lenders under this Note shall remain in full force and effect irrespective of: (i) any lack of validity or enforceability of the documents relating to the Senior Debt, or any other agreement or instrument relating thereto; (ii) any exchange, release or non-perfection of the collateral for the Senior Debt, or any other collateral, or any release or amendment or waiver of (or consent to departure from) any of the documents relating to the Senior Debt; or (iii) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Senior Lender, the Holder or another subordinated creditor.

(r) No Contest of Liens or Rights; No Prejudicial Actions. In no event shall the Holder institute, or join as a party in the institution of, any action, suit or proceeding seeking a determination that the lien of the Agent or any other Senior Lender in any of the assets of any of the Company, or any other rights of any nature under the documents relating to the Senior Debt, is invalid,

unperfected, avoidable or unenforceable or is or should be subordinated to the interests of any other person.

7. Definitions. For purposes of this Note, the following capitalized terms have the following meanings:

"Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of equity interests of that Person, by contract or otherwise).

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

8. Governing Law. This Note shall be governed by the laws of the State of Delaware, without regard to its conflicts of law principles.

9. Cancellation. After all principal and accrued interest at any time owed on this Note has been indefeasibly paid in full, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

10. Payments. All payments to be made to the Holder of this Note shall be made in the lawful money of the United States of America in immediately available funds.

11. Place of Payment. Payments of principal and interest shall be delivered to the Holder of this Note at the following address:

Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia

or to such other address or to the attention of such other person as specified by prior written notice to the Company.

12. Business Days. If any payment is due, or any time period for giving notice or taking action expires, on a day which is a Saturday, Sunday or legal holiday in the State of Delaware, the payment shall be due and payable on, and the time period shall automatically be extended to, the next business day immediately following such Saturday, Sunday or legal holiday, and interest shall continue to accrue at the required rate hereunder until any such payment is made.

13. Assignment. This Note may not be assigned by the Holder hereof without the prior written consent of Company and the Agent; provided, however, that the Holder may assign this Note to any of (i) Red Sail Spas, L.L.C., (ii) SP Spas LLC, (iii) Sierra Pacific Investments LLC, (iv) Pacific Century Capital Limited, (v) any Affiliate of the Holder, (vi) Mr. Franky Tjahyadikarta, (vii) Mr. Jeffrey

IN WITNESS WHEREOF, the Company has executed and delivered this Note on July 8, 2001.

STEINER LEISURE LIMITED

By: [signature]
Name: Carl St. Philip Jr.
Title: Vice President and CFO

AFFIDAVIT

I, Carl S. St. Philip, after being duly sworn, did depose and state:

1. I am the Vice President and Chief Financial Officer of Steiner Leisure Limited ("Steiner").

2. On the date hereof, I, on behalf of Steiner, with full authorization, executed an instrument representing a 9% Subordinated Note, in a principal amount of $411,180 (the "Note"), payable to Pacific Century Capital Limited (the "Holder").

3. The Note was executed in Chicago, Illinois at the offices of Sidley Austin Brown & Wood.

4. The Note was delivered by messenger by the undersigned on July 1, 2001 to a representative of the Holder at the offices of Latham & Watkins in Chicago, Illinois.

5. This Affidavit is made for the benefit of Steiner for compliance with the laws of the State of Florida relating to documentary stamp tax laws.

FURTHER AFFIANT SAYETH NOT.

Executed this ___ day of July, 2001

STEINER LEISURE LIMITED

By: ______________________

Name: Carl S. St. Philip
Title: Vice President and
Chief Financial Officer

STATE OF ILLINOIS)
COUNTY OF COOK)

The foregoing instrument was acknowledged before me on this 2nd day of July, 2001, by Carl S. St. Philip, who is personally known to me (__) or has produced identification (__).

____
NOTARY PUBLIC, STATE OF ILLINOIS

My Commission Expires: 12/15/02

"OFFICIAL SEAL"
CYNTHIA TONGSY
Notary Public, State of Illinois
My Commission Expires 12/15/02

THE SECURITY REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT IS IN EFFECT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

THE PAYMENT OF ANY SUMS DUE AND OWING UNDER THIS NOTE IS SUBORDINATED TO THE CLAIMS OF THE SENIOR LENDERS AS MORE PARTICULARLY DESCRIBED IN SECTION 6 HEREOF.

STEINER LEISURE LIMITED

9% SUBORDINATED NOTE

July 3, 2001 $411,180

Steiner Leisure Limited, a corporation organized and existing under and by virtue of the laws of the Commonwealth of the Bahamas (the "Company"), hereby promises to pay to the order of Pacific Century Capital Limited (the "Holder") the principal amount of FOUR HUNDRED ELEVEN THOUSAND ONE HUNDRED EIGHTY AND NO/100 U.S. DOLLARS ($411,180), together with interest thereon calculated from the date hereof in accordance with the provisions of this Note. This Note is being issued by the Company to the Holder pursuant to the terms of that certain Membership Interest Purchase Agreement dated as of June 27, 2001 by and among the Company, the Holder, Steiner Spa Asia Limited, Sierra Pacific Investments, LLC, Okie R. Lukita, Franky Tjahyadikarta, and Jeffrey Mathews (the "Purchase Agreement").

1. Payment of Interest.

(a) Interest Rate. Except as otherwise expressly provided in Section 4(b)(i) hereof, interest shall accrue daily on the unpaid principal amount of this Note outstanding from time to time at the rate of nine percent (9%) per annum, or (if less) at the highest rate then permitted under applicable law.

(b) Interest Payment Dates. Subject to the provisions of Section 6 below, the Company shall pay all accrued interest in cash to the Holder on October 3, 2001 and on the 3rd day of each and every consecutive third month thereafter. Any accrued interest which for any reason has not theretofore been paid shall be paid in full on the date on which the final principal payment on this Note is made. Interest shall accrue on any principal payment due under this Note until such time as payment therefor is actually delivered to the Holder.

2. Payment of Principal on Note; Prepayment. The Company shall pay the Holder in full in cash all outstanding principal of this Note to the Holder on January 2, 2005 ("Maturity Date"), together with all accrued and unpaid interest on the principal amount being repaid. Subject to the restrictions contained in Section 6 below (which may be waived by the Senior Lenders under the Bank Agreement or otherwise), the Company may prepay this Note in whole or in part without premium or penalty.

3. Transfers. Until such time as all amounts due and payable to Holder under this Note are paid in full, the Company will not sell, transfer or assign all or substantially all of its assets in a single or series of transactions.

4. Reductions to Principal Due on Note. The Holder hereby expressly agrees that the Company shall be entitled to reduce the principal amount due and owing under this Note in accordance with Sections 1.4(d), 1.5(d) and/or 9.5(f) of the Purchase Agreement.

5. Events of Default.

(a) Definition. For purposes of this Note, an Event of Default shall be deemed to have occurred if:

(i) the Company fails to pay when due and payable (whether at maturity or otherwise) the full amount of interest then accrued on this Note or the full amount of any principal payment on this Note, and such failure to pay is not cured within 5 days after the occurrence thereof;

(ii) (1) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company bankrupt or insolvent; or any order for relief with respect to the Company is entered under the federal Bankruptcy Code; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; (2) or any such petition or application is filed, or any such proceeding is commenced, against the Company and in the case of this clause (2) either (a) the Company by any act indicates its approval thereof, consent thereto or acquiescence therein or (b) such petition, application or proceeding is not dismissed within 60 days;

(iii) a breach or default occurs under any document or instrument related to the Senior Debt and, as a result thereof, the Company is obligated to purchase, pay, repay, or redeem any Senior Debt prior to its regular maturity or before its regularly scheduled payment date;

(iv) the Company fails to comply with Section 3 hereof.

The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(b) Consequences of Events of Default.

(i) If any Event of Default has occurred, the interest rate on this Note shall increase immediately by an increment of two percentage points to the extent permitted by law. Any increase of the interest rate resulting from the operation of this subsection shall terminate as of the close of business on the date on which such Event(s) of Default no longer exist.

(ii) Subject to the provisions of Section 6 below, upon the occurrence and during the continuance of an Event of Default, the aggregate principal amount of this Note (together with all accrued interest thereon and all other amounts due and payable with respect thereto) shall become immediately due and payable without any action on the part of the Holder, and the Company shall immediately pay to the Holder all amounts due and payable with respect to this Note.

(iii) The Holder shall also have any other rights which such Holder may have been afforded under any agreement at any time and any other rights which such Holder may have pursuant to applicable law.

(iv) The Company hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the Holder may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Company hereunder.

6. Subordination.

(a) Extent of Subordination. All amounts (including all principal, interest, premiums, fees, expenses, indemnities and other payments) payable by the Company with respect to this Note (the "Subordinated Debt") are and shall be subordinate and junior in right of payment to the prior payment in full of the Senior Debt (as defined below) to the extent and in the manner set forth in this Section 6. Except for (i) the periodic payments of interest as contemplated in Section 1(b) above, (ii) payments of Subordinated Debt on or after the Maturity Date, and (iii) set offs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Holder will not ask for, demand, sue for, take or receive from the Company, by set-off or in any other manner, the whole or any part of the Subordinated Debt unless and until all Senior Debt shall have been fully paid and satisfied and all commitments to extend credit thereunder shall have been terminated. As used herein, the term "Senior Debt" shall mean (i) all debt, liabilities and obligations of the Company (or its subsidiaries) with respect to that certain Credit Agreement dated as of July 2, 2001 (as amended, modified and restated from time to time, the "Bank Agreement"), among the Company, the financial institutions from time to time party thereto (the "Lenders"), and ABN AMRO Bank, N.V., as

Administrative Agent (the "Agent"), including, without limitation, all principal, interest (including, without limitation, post-petition interest at the rate prescribed in the Bank Agreement, whether or not allowed or allowable, accruing after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company or its subsidiaries), premium, amounts payable under reimbursement obligations in connection with letters of credit, fees and expenses, including all Enforcement Expenses (as defined below), (ii) all amounts owing with respect to foreign exchange and interest rate hedging agreements between the Company and any Lender, (iii) all amounts owing under agreements refinancing the Bank Agreement, or amendments of the Bank Agreement, including amendments or refinancings that increase the principal amount of the Senior Debt; provided, however, that notwithstanding the foregoing, in no event shall the amount of the Senior Debt exceed $65,000,000, and (iv) all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing, including any such refinancing provided by financial institutions other than the Agent or any Lender. The Agent, the Lenders and all other financial institutions holding any Senior Debt are hereinafter referred to as "Senior Lenders." As used herein, the term "Enforcement Expenses" means all reasonable costs and expenses incurred by any Senior Lender in connection with its enforcement of any rights or remedies with respect to any Senior Debt, the collection of any of the Senior Debt, or the protection of, or realization upon, any collateral after the occurrence and during the continuance of a default with respect to any Senior Debt, including, by way of example, reasonable attorneys' fees, court costs, appraisal and consulting fees, auctioneers' fees, rent, storage, insurance premiums and like items, and whether or not such amounts are allowed as a claim against the Company (or its subsidiaries) in any bankruptcy, insolvency or reorganization proceeding.

(b) Remedy Suspension.

(i) If and so long as a Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(i) (such period of time being referred to as the "Payment Default Suspension Period"), then, except as otherwise set forth below, and except for setoffs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (w) the Maturity Date, (x) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (y) 121 days after the date that the Senior Debt has been paid in full or (z) the Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Payment Default Suspension Period, in each case in accordance with the terms of the Bank Agreement.

(ii) If and so long as a Non-Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Non-Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(ii) (such period of time being referred to as the "Non-Payment Default Suspension Period" and, together with the Payment Default Suspension Period, a "Payment Suspension Period"), then, except as otherwise set forth below, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (v) the Maturity Date, (w) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (x) the Senior Debt has been paid in full, (y) the Non-Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Non-Payment Default Suspension, or (z) 180 days after the date the Holder received the Non-Payment Default Notice with respect to a Non-Payment Default, in each case in accordance with the terms of the Bank Agreement.

(iii) As used herein, the term "Payment Default" means the occurrence and continuance (after the expiration of any applicable grace or cure periods) of a default in payment of all or any part of the Senior Debt, and the term "Non-Payment Default" means a default under the Bank Agreement other than a Payment Default.

(c) Liquidation, Winding Up, etc. Upon any distribution of assets of the Company or upon any dissolution, winding up, liquidation or reorganization of the Company, whether in any bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshaling of the assets and liabilities of the Company or otherwise:

(i) the holders of all Senior Debt shall be entitled to receive payment in full of the principal thereof, the interest due thereon and any premium, fees, expenses, indemnities or other payment obligation with respect thereto before the Holder is entitled to receive any payment (other than equity securities or debt securities which are subordinated to the Senior Debt to at least the same extent as this Note is subordinated to the Senior Debt, and then only to the extent that no payments may be made under such debt or equity securities, or any instruments arising therefrom, until the Senior Debt is paid in full) upon the Subordinated Debt; and

(ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which the Holder would be entitled but for the provisions of this Section 5 shall be paid by the liquidating trustee or agent or other Person (as defined below) making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or

otherwise: (a) first directly to the holders of Senior Debt or their agents or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the principal of, interest on and any premium or other amounts payable with respect to the Senior Debt held or represented by each such holder, to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of the Senior Debt; and (b) the remainder, if any, to the Holder; and

(iii) if the Holder has not presented a claim in respect of the Subordinated Debt within 15 days of the commencement of any applicable claims filing period, the holders of Senior Debt shall have the right to present such claims in respect of the Subordinated Debt. So long as any amounts remain due and owing in respect of the Senior Debt or any commitments remain to extend credit thereunder, Holder shall not, without the prior consent of the Lenders, approve a plan in bankruptcy in respect of the Company the terms of which do not call for the payment of the Senior Debt in full in cash on the confirmation date of such plan.

The consolidation of the Company with, or the merger of the Company into, another entity shall not be deemed a dissolution, winding up, liquidation or reorganization of the Company for the purposes of this Section 6(c) if such other entity, as a part of such consolidation or merger, succeeds to the Company's property and business and assumes the Company's obligations (including the Senior Debt and the Subordinated Debt).

(d) Payment Held in Trust. All payments or distributions by the Company upon or with respect to the Subordinated Debt which are received by the Holder in violation of or contrary to the provisions of Subsections 5(a), 5(b) or 5(c) above shall be received in trust for the benefit of the holders of the Senior Debt and shall be paid over promptly, with or without demand therefor, to such holders in the same form as so received (with all necessary endorsements and assignments) to be applied to the payment of the Senior Debt. In the event of the failure of the Holder to make any such endorsement or assignment to the Senior Lenders, the Senior Lenders, or any of their officers or employees, are hereby irrevocably authorized to make the same.

(e) Setoff. Notwithstanding anything to the contrary contained herein or otherwise, the Holder shall at all times be entitled to setoff against the amount owing hereunder by amounts the Holder otherwise owes to the Company pursuant to the Purchase Agreement, and the Holder shall not be required or requested to pay, hold in trust or pay over any such setoff amount to any Person.

(f) Instrument Legend. Any instruments evidencing this Note will, on the date hereof or promptly hereafter, be inscribed with a legend conspicuously indicating that payment thereof is subordinated to the claims of the Senior Lenders. Any instrument evidencing any of the Subordinated Debt, or any portion thereof, which is hereafter executed by the Company, will, on the date thereof, be inscribed with the aforesaid legend.

(g) Subordinated Debt Owed Only to the Holder. The Holder by acceptance of this Note warrants and represents that the Holder has not previously assigned any interest in this Note to any

party, that no party owns an interest in this Note other than the Holder (whether as joint holders of the Subordinated Debt, participants or otherwise), and that the entire Subordinated Debt is owing to the Holder, subject only to the rights of the Senior Lenders hereunder.

(h) Acceleration and Exercise of Remedies. Nothing contained in this Note shall prevent the Holder from (i) accelerating this Note following the acceleration of any payment due under the Senior Debt or the declaration that the Senior Debt is immediately due and payable in full, (ii) instituting legal proceedings to enforce and collect upon the amounts outstanding under this Note in the event that the Lenders either commence any such proceedings in respect of the Senior Debt or formally commence the exercise of its or their remedies in respect of any collateral securing the Senior Debt (other than remedies intended solely for the protection of the collateral and the lenders' interests therein and not related to any sale or disposition of or foreclosure upon the collateral), or (iii) filing any proof of claim in respect of the amounts outstanding under this Note in connection with any bankruptcy or similar proceedings of the Company; provided that any amounts received or receivable in connection therewith in respect of the Subordinated Debt by the Holder shall be subject to the provisions of Subsection 6(a), 6(c) and 6(d) above.

(i) Rights Not Subordinated. The provisions of this Section 6 are for the purpose of defining the relative rights of the holders of Senior Debt on the one hand and of the Holder on the other hand, and nothing herein shall impair (as between the Company, the Holder and creditors of the Company, other than the holders of the Senior Debt) the Company's obligation to the Holder to pay to Holder the full amount of this Note in accordance with the terms hereof. No provision of this Section 6 shall be deemed to subordinate, to any extent, any claim or right of the Holder to any claim against the Company by any creditor or any other Person except to the extent expressly provided herein.

(j) Payment Set Aside. To the extent that (i) the Holder has turned over any cash, securities or other property received as payments from the Company to the holders of Senior Debt hereunder for application to the Senior Debt or (ii) any cash, securities or other property to which the Holder would otherwise have been entitled (but for the provisions of this Section 6) as payments from the Company are paid to the holders of Senior Debt for application to the Senior Debt, and any such payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from or disgorged by the Holder or are otherwise required to be refunded, repaid or restored by the Holder to the Company or any trustee, receiver or other Person under any law (including, without limitation, any bankruptcy or insolvency law or any federal or state equitable cause), then to the extent of any such refund, repayment or restoration the holders of Senior Debt shall repay such amount to the Holder and Holder's other rights and obligations hereunder shall be renewed and continued in full force and effect as if such original payment had not been made by the Holder to the holders of Senior Debt. This Subsection (i) shall survive the termination and cancellation of this Note.

(k) Term. The provisions of this Section 6 shall constitute a continuing agreement of subordination, and the Senior Lenders may continue, without notice to the Holder, to lend monies, extend credit and make other financial accommodations to or for the account of the Company, on the faith hereof, and the provisions of this Section 6 shall be irrevocable by the Holder until all Senior Debt shall have been paid and fully satisfied and all financing arrangements between the Company and any Senior Lenders relating to the Senior Debt have been terminated.

(l) Additional Agreements, Among the Company and Senior Lenders. Any Senior Lender, at any time and from time to time, may enter into such agreement or agreements with the Company as such Senior Lender may deem proper, extending the time of payment of or renewing or otherwise altering the terms of all or any of the Senior Debt or affecting the security underlying any or all of the Senior Debt, or may exchange, sell, release, surrender or otherwise deal, with any such security, without in any way impairing or affecting this Note, including but not limited to this Section 6.

(m) Holder's Waivers. All of the Senior Debt shall be deemed to have been made or incurred in reliance upon the provisions of this Section 6, and the Holder expressly waives all notice of the acceptance by any Senior Lender of the subordination and other provisions of this Note, all other notices whatsoever, and reliance by the Senior Lenders upon the subordination and other agreements as herein provided. The Holder by its acceptance of this Note agrees that: (i) no Senior Lender has made any warranties or representations with respect to the due execution, legality, validity, completeness or enforceability of the Bank Agreement or any other document or agreement evidencing Senior Debt, or the collectability of any Senior Debt; and (ii) the Senior Lenders shall be entitled to manage and supervise their loans to the Company in accordance with their usual practices, modified from time to time as they deem appropriate under the circumstances, without regard to the existence of any rights that the Holder may now or thereafter have in or to any of the assets of the Company.

(n) No Waiver. No waiver shall be deemed to be made by any Senior Lender of any of its rights hereunder, unless the same shall be in writing signed by such Senior Lender, and each waiver, if any, shall be a waiver only with respect to the specific instance involved, and shall in no way impair the rights of such Senior Lender or the obligations of the Holder to such Senior Lender in any other respect at any other time.

(o) Application of Payments. The Holder hereby agrees that all payments received by any Senior Lender from the Company may be applied and reapplied, in whole or in part, to any of the Senior Debt, as such Senior Lender, in its sole discretion, deems appropriate.

(p) Unsecured Obligation. This Note is an unsecured obligation of the Company and shall remain unsecured for so long as any Senior Debt shall remain outstanding or there shall exist any commitment to provide Senior Debt to the Company.

(q) Complete Nature of Subordination. All rights and interests of the Senior Lenders under this Note shall remain in full force and effect irrespective of: (i) any lack of validity or enforceability of the documents relating to the Senior Debt, or any other agreement or instrument relating thereto; (ii) any exchange, release or non-perfection of the collateral for the Senior Debt, or any other collateral, or any release or amendment or waiver of (or consent to departure from) any of the documents relating to the Senior Debt; or (iii) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Senior Lender, the Holder or another subordinated creditor.

(r) No Contest of Liens or Rights; No Prejudicial Actions. In no event shall the Holder institute, or join as a party in the institution of, any action, suit or proceeding seeking a determination that the lien of the Agent or any other Senior Lender in any of the assets of any of the Company, or any other rights of any nature under the documents relating to the Senior Debt, is invalid,

unperfected, avoidable or unenforceable or is or should be subordinated to the interests of any other person.

7. Definitions. For purposes of this Note, the following capitalized terms have the following meanings:

"Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of equity interests of that Person, by contract or otherwise).

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

8. Governing Law. This Note shall be governed by the laws of the State of Delaware, without regard to its conflicts of law principles.

9. Cancellation. After all principal and accrued interest at any time owed on this Note has been indefeasibly paid in full, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

10. Payments. All payments to be made to the Holder of this Note shall be made in the lawful money of the United States of America in immediately available funds.

11. Place of Payment. Payments of principal and interest shall be delivered to the Holder of this Note at the following address:

Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia
Attention: Mark A. Edleson

or to such other address or to the attention of such other person as specified by prior written notice to the Company.

12. Business Days. If any payment is due, or any time period for giving notice or taking action expires, on a day which is a Saturday, Sunday or legal holiday in the State of Delaware, the payment shall be due and payable on, and the time period shall automatically be extended to, the next business day immediately following such Saturday, Sunday or legal holiday, and interest shall continue to accrue at the required rate hereunder until any such payment is made.

13. Assignment. This Note may not be assigned by the Holder hereof without the prior written consent of Company and the Agent; provided, however, that the Holder may assign this Note to any of (i) Red Sail Spas, L.L.C., (ii) SP Spas LLC, (iii) Sierra Pacific Investments LLC, (iv) any

Affiliate of the Holder, (v) Mr. Okie R. Lukita, (vi) Mr. Franky Tjahyadikarta, (vii) Mr. Jeffrey Mathews, or (viii) any Affiliate of the entities or individuals set forth in subsections (i) - (vii) above, without the prior written consent of the Company or the Agent.

14. Amendment. The provisions of this Note shall not be amended, nor shall the Company or the Holder take any action herein prohibited, or omit to perform any act herein required to be performed, without the prior written consent of the Company, the Holder and the Senior Lenders.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company has executed and delivered this Note on July 3, 2001.

STEINER LEISURE LIMITED

By: [signature]
Name: Carl St. Philip Jr
Title: Vice President and CFO

AFFIDAVIT

I, Carl S. St. Philip, after being duly sworn, did depose and state:

1. I am the Vice President and Chief Financial Officer of Steiner Leisure Limited ("Steiner").

2. On the date hereof, I, on behalf of Steiner, with full authorization, executed an instrument representing a 9% Subordinated Note, in a principal amount of $24,080 (the "Note"), payable to Franky Tjahyadikarta (the "Holder").

3. The Note was executed in Chicago, Illinois at the offices of Sidley Austin Brown & Wood.

4. The Note was delivered by messenger by the undersigned on July 1, 2001 to a representative of the Holder at the offices of Latham & Watkins in Chicago, Illinois.

5. This Affidavit is made for the benefit of Steiner for compliance with the laws of the State of Florida relating to documentary stamp tax laws.

FURTHER AFFIANT SAYETH NOT.

Executed this ___ day of July, 2001

STEINER LEISURE LIMITED

By: ____________________

Name: Carl S. St. Philip
Title: Vice President and Chief Financial Officer

STATE OF ILLINOIS)
COUNTY OF COOK)

The foregoing instrument was acknowledged before me on this _____ day of July, 2001, by Carl S. St. Philip, who is personally known to me (__) or has produced identification (__).

____
NOTARY PUBLIC, STATE OF ILLINOIS

My Commission Expires:

12/15/02

"OFFICIAL SEAL"
CYNTHIA TONGSY
Notary Public, State of Illinois
My Commission Expires 12/15/02

THE SECURITY REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT IS IN EFFECT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

THE PAYMENT OF ANY SUMS DUE AND OWING UNDER THIS NOTE IS SUBORDINATED TO THE CLAIMS OF THE SENIOR LENDERS AS MORE PARTICULARLY DESCRIBED IN SECTION 6 HEREOF.

STEINER LEISURE LIMITED

9% SUBORDINATED NOTE

July 3, 2001 $24,080

Steiner Leisure Limited, a corporation organized and existing under and by virtue of the laws of the Commonwealth of the Bahamas (the "Company"), hereby promises to pay to the order of Franky Tjahyadikarta (the "Holder") the principal amount of TWENTY-FOUR THOUSAND EIGHTY AND NO/100 U.S. DOLLARS ($24,080), together with interest thereon calculated from the date hereof in accordance with the provisions of this Note. This Note is being issued by the Company to the Holder pursuant to the terms of that certain Membership Interest Purchase Agreement dated as of June 27, 2001 by and among the Company, the Holder, Steiner Spa Asia Limited, Sierra Pacific Investments, LLC, Pacific Century Capital Limited, Okie R. Lukita, and Jeffrey Mathews (the "Purchase Agreement").

1. Payment of Interest.

(a) Interest Rate. Except as otherwise expressly provided in Section 4(b)(i) hereof, interest shall accrue daily on the unpaid principal amount of this Note outstanding from time to time at the rate of nine percent (9%) per annum, or (if less) at the highest rate then permitted under applicable law.

(b) Interest Payment Dates. Subject to the provisions of Section 6 below, the Company shall pay all accrued interest in cash to the Holder on October 3, 2001 and on the 3rd day of each and every consecutive third month thereafter. Any accrued interest which for any reason has not theretofore been paid shall be paid in full on the date on which the final principal payment on this Note is made. Interest shall accrue on any principal payment due under this Note until such time as payment therefor is actually delivered to the Holder.

2. Payment of Principal on Note: Prepayment. The Company shall pay the Holder in full in cash all outstanding principal of this Note to the Holder on January 2, 2005 ("Maturity Date"), together with all accrued and unpaid interest on the principal amount being repaid. Subject to the restrictions contained in Section 6 below (which may be waived by the Senior Lenders under the Bank Agreement or otherwise), the Company may prepay this Note in whole or in part without premium or penalty.

3. Transfers. Until such time as all amounts due and payable to Holder under this Note are paid in full, the Company will not sell, transfer or assign all or substantially all of its assets in a single or series of transactions.

4. Reductions to Principal Due on Note. The Holder hereby expressly agrees that the Company shall be entitled to reduce the principal amount due and owing under this Note in accordance with Sections 1.4(d), 1.5(d) and/or 9.5(f) of the Purchase Agreement.

5. Events of Default.

(a) Definition. For purposes of this Note, an Event of Default shall be deemed to have occurred if:

(i) the Company fails to pay when due and payable (whether at maturity or otherwise) the full amount of interest then accrued on this Note or the full amount of any principal payment on this Note, and such failure to pay is not cured within 5 days after the occurrence thereof;

(ii) (1) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company bankrupt or insolvent; or any order for relief with respect to the Company is entered under the federal Bankruptcy Code; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction: (2) or any such petition or application is filed, or any such proceeding is commenced, against the Company and in the case of this clause (2) either (a) the Company by any act indicates its approval thereof, consent thereto or acquiescence therein or (b) such petition, application or proceeding is not dismissed within 60 days;

(iii) a breach or default occurs under any document or instrument related to the Senior Debt and, as a result thereof, the Company is obligated to purchase, pay, repay, or redeem any Senior Debt prior to its regular maturity or before its regularly scheduled payment date;

(iv) the Company fails to comply with Section 3 hereof.

The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(b) Consequences of Events of Default.

(i) If any Event of Default has occurred, the interest rate on this Note shall increase immediately by an increment of two percentage points to the extent permitted by law. Any increase of the interest rate resulting from the operation of this subsection shall terminate as of the close of business on the date on which such Event(s) of Default no longer exist.

(ii) Subject to the provisions of Section 6 below, upon the occurrence and during the continuance of an Event of Default, the aggregate principal amount of this Note (together with all accrued interest thereon and all other amounts due and payable with respect thereto) shall become immediately due and payable without any action on the part of the Holder, and the Company shall immediately pay to the Holder all amounts due and payable with respect to this Note.

(iii) The Holder shall also have any other rights which such Holder may have been afforded under any agreement at any time and any other rights which such Holder may have pursuant to applicable law.

(iv) The Company hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the Holder may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Company hereunder.

6. Subordination.

(a) Extent of Subordination. All amounts (including all principal, interest, premiums, fees, expenses, indemnities and other payments) payable by the Company with respect to this Note (the "Subordinated Debt") are and shall be subordinate and junior in right of payment to the prior payment in full of the Senior Debt (as defined below) to the extent and in the manner set forth in this Section 6. Except for (i) the periodic payments of interest as contemplated in Section 1(b) above, (ii) payments of Subordinated Debt on or after the Maturity Date, and (iii) set offs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Holder will not ask for, demand, sue for, take or receive from the Company, by set-off or in any other manner, the whole or any part of the Subordinated Debt unless and until all Senior Debt shall have been fully paid and satisfied and all commitments to extend credit thereunder shall have been terminated. As used herein, the term "Senior Debt" shall mean (i) all debt, liabilities and obligations of the Company (or its subsidiaries) with respect to that certain Credit Agreement dated as of July 2, 2001 (as amended, modified and restated from time to time, the "Bank Agreement"), among the Company, the financial institutions from time to time party thereto (the "Lenders"), and ABN AMRO Bank, N.V., as Administrative Agent (the "Agent"), including, without limitation, all principal, interest (including, without limitation, post-petition interest at the rate prescribed in the Bank Agreement, whether or not allowed or allowable, accruing after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company or its subsidiaries), premium, amounts payable under reimbursement obligations in connection with letters of credit, fees and expenses, including all Enforcement Expenses (as defined below), (ii) all amounts owing with respect to foreign exchange and interest rate hedging agreements between the Company and any Lender, (iii) all amounts owing under agreements refinancing the Bank Agreement, or amendments of the Bank Agreement, including amendments or refinancings that increase the principal amount of the Senior Debt; provided, however, that notwithstanding the foregoing, in no event shall the amount of the Senior Debt exceed $65,000,000, and (iv) all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing, including any such refinancing provided by financial institutions other than the Agent or any Lender. The Agent, the Lenders and all other financial institutions holding any Senior Debt are hereinafter referred to as "Senior Lenders." As used herein, the term "Enforcement Expenses" means all reasonable costs and expenses incurred by any Senior Lender in connection with its enforcement of any rights or remedies with respect to any Senior Debt, the collection of any of the Senior Debt, or the protection of, or realization upon, any collateral after the occurrence and during the continuance of a default with respect to any Senior Debt, including, by way of example, reasonable attorneys' fees, court costs, appraisal and consulting fees, auctioneers' fees, rent, storage, insurance premiums and like items, and whether or not such amounts are allowed as a claim against the Company (or its subsidiaries) in any bankruptcy, insolvency or reorganization proceeding.

(b) Remedy Suspension.

(i) If and so long as a Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(i) (such period of time being referred to as the "Payment Default Suspension Period"), then, except as otherwise set forth below, and except for setoffs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (w) the Maturity Date, (x) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (y) 121 days after the date that the Senior Debt has been paid in full or (z) the Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Payment Default Suspension Period, in each case in accordance with the terms of the Bank Agreement.

(ii) If and so long as a Non-Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Non-Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(ii) (such period of time being referred to as the "Non-Payment Default Suspension Period" and, together with the Payment Default Suspension Period, a "Payment Suspension Period"), then, except as otherwise set forth below, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (v) the Maturity Date, (w) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (x) the Senior Debt has been paid in full, (y) the Non-Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Non-Payment Default Suspension, or (z) 180 days after the date the Holder received the Non-Payment Default Notice with respect to a Non-Payment Default, in each case in accordance with the terms of the Bank Agreement.

(iii) As used herein, the term "Payment Default" means the occurrence and continuance (after the expiration of any applicable grace or cure periods) of a default in payment of all or any part of the Senior Debt, and the term "Non-Payment Default" means a default under the Bank Agreement other than a Payment Default.

(c) Liquidation, Winding Up, etc. Upon any distribution of assets of the Company or upon any dissolution, winding up, liquidation or reorganization of the Company, whether in any bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshaling of the assets and liabilities of the Company or otherwise:

(i) the holders of all Senior Debt shall be entitled to receive payment in full of the principal thereof, the interest due thereon and any premium, fees, expenses, indemnities or other payment obligation with respect thereto before the Holder is entitled to receive any payment (other than equity securities or debt securities which are subordinated to the Senior Debt to at least the same extent as this Note is subordinated to the Senior Debt, and then only to the extent that no payments may be made under such debt or equity securities, or any instruments arising therefrom, until the Senior Debt is paid in full) upon the Subordinated Debt; and

(ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which the Holder would be entitled but for the provisions of this Section 5 shall be paid by the liquidating trustee or agent or other Person (as defined below) making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise: (a) first directly to the holders of Senior Debt or their agents or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the principal of, interest on and any premium or other amounts payable with respect to the Senior Debt held or represented by each such holder, to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of the Senior Debt; and (b) the remainder, if any, to the Holder; and

(iii) if the Holder has not presented a claim in respect of the Subordinated Debt within 15 days of the commencement of any applicable claims filing period, the holders of Senior Debt shall have the right to present such claims in respect of the Subordinated Debt. So long as any amounts remain due and owing in respect of the Senior Debt or any commitments remain to extend credit thereunder, Holder shall not, without the prior consent of the Lenders, approve a plan in bankruptcy in respect of the Company the terms of which do not call for the payment of the Senior Debt in full in cash on the confirmation date of such plan.

The consolidation of the Company with, or the merger of the Company into, another entity shall not be deemed a dissolution, winding up, liquidation or reorganization of the Company for the purposes of this Section 6(c) if such other entity, as a part of such consolidation or merger, succeeds to the Company's property and business and assumes the Company's obligations (including the Senior Debt and the Subordinated Debt).

(d) Payment Held in Trust. All payments or distributions by the Company upon or with respect to the Subordinated Debt which are received by the Holder in violation of or contrary to the provisions of Subsections 5(a), 5(b) or 5(c) above shall be received in trust for the benefit of the holders of the Senior Debt and shall be paid over promptly, with or without demand therefor, to such holders in the same form as so received (with all necessary endorsements and assignments) to be applied to the payment of the Senior Debt. In the event of the failure of the Holder to make any such endorsement or assignment to the Senior Lenders, the Senior Lenders, or any of their officers or employees, are hereby irrevocably authorized to make the same.

(e) Setoff. Notwithstanding anything to the contrary contained herein or otherwise, the Holder shall at all times be entitled to setoff against the amount owing hereunder by amounts the Holder otherwise owes to the Company pursuant to the Purchase Agreement, and the Holder shall not be required or requested to pay, hold in trust or pay over any such setoff amount to any Person.

(f) Instrument Legend. Any instruments evidencing this Note will, on the date hereof or promptly hereafter, be inscribed with a legend conspicuously indicating that payment thereof is subordinated to the claims of the Senior Lenders. Any instrument evidencing any of the Subordinated Debt, or any portion thereof, which is hereafter executed by the Company, will, on the date thereof, be inscribed with the aforesaid legend.

(g) Subordinated Debt Owed Only to the Holder. The Holder by acceptance of this Note warrants and represents that the Holder has not previously assigned any interest in this Note to any party, that no party owns an interest in this Note other than the Holder (whether as joint holders of the

Subordinated Debt, participants or otherwise), and that the entire Subordinated Debt is owing to the Holder, subject only to the rights of the Senior Lenders hereunder.

(h) Acceleration and Exercise of Remedies. Nothing contained in this Note shall prevent the Holder from (i) accelerating this Note following the acceleration of any payment due under the Senior Debt or the declaration that the Senior Debt is immediately due and payable in full, (ii) instituting legal proceedings to enforce and collect upon the amounts outstanding under this Note in the event that the Lenders either commence any such proceedings in respect of the Senior Debt or formally commence the exercise of its or their remedies in respect of any collateral securing the Senior Debt (other than remedies intended solely for the protection of the collateral and the lenders' interests therein and not related to any sale or disposition of or foreclosure upon the collateral), or (iii) filing any proof of claim in respect of the amounts outstanding under this Note in connection with any bankruptcy or similar proceedings of the Company; provided that any amounts received or receivable in connection therewith in respect of the Subordinated Debt by the Holder shall be subject to the provisions of Subsection 6(a), 6(c) and 6(d) above.

(i) Rights Not Subordinated. The provisions of this Section 6 are for the purpose of defining the relative rights of the holders of Senior Debt on the one hand and of the Holder on the other hand, and nothing herein shall impair (as between the Company, the Holder and creditors of the Company, other than the holders of the Senior Debt) the Company's obligation to the Holder to pay to Holder the full amount of this Note in accordance with the terms hereof. No provision of this Section 6 shall be deemed to subordinate, to any extent, any claim or right of the Holder to any claim against the Company by any creditor or any other Person except to the extent expressly provided herein.

(j) Payment Set Aside. To the extent that (i) the Holder has turned over any cash, securities or other property received as payments from the Company to the holders of Senior Debt hereunder for application to the Senior Debt or (ii) any cash, securities or other property to which the Holder would otherwise have been entitled (but for the provisions of this Section 6) as payments from the Company are paid to the holders of Senior Debt for application to the Senior Debt, and any such payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from or disgorged by the Holder or are otherwise required to be refunded, repaid or restored by the Holder to the Company or any trustee, receiver or other Person under any law (including, without limitation, any bankruptcy or insolvency law or any federal or state equitable cause), then to the extent of any such refund, repayment or restoration the holders of Senior Debt shall repay such amount to the Holder and Holder's other rights and obligations hereunder shall be renewed and continued in full force and effect as if such original payment had not been made by the Holder to the holders of Senior Debt. This Subsection (i) shall survive the termination and cancellation of this Note.

(k) Term. The provisions of this Section 6 shall constitute a continuing agreement of subordination, and the Senior Lenders may continue, without notice to the Holder, to lend monies, extend credit and make other financial accommodations to or for the account of the Company, on the faith hereof, and the provisions of this Section 6 shall be irrevocable by the Holder until all Senior Debt shall have been paid and fully satisfied and all financing arrangements between the Company and any Senior Lenders relating to the Senior Debt have been terminated.

(l) Additional Agreements, Among the Company and Senior Lenders. Any Senior Lender, at any time and from time to time, may enter into such agreement or agreements with the

Company as such Senior Lender may deem proper, extending the time of payment of or renewing or otherwise altering the terms of all or any of the Senior Debt or affecting the security underlying any or all of the Senior Debt, or may exchange, sell, release, surrender or otherwise deal, with any such security, without in any way impairing or affecting this Note, including but not limited to this Section 6.

(m) Holder's Waivers. All of the Senior Debt shall be deemed to have been made or incurred in reliance upon the provisions of this Section 6, and the Holder expressly waives all notice of the acceptance by any Senior Lender of the subordination and other provisions of this Note, all other notices whatsoever, and reliance by the Senior Lenders upon the subordination and other agreements as herein provided. The Holder by its acceptance of this Note agrees that: (i) no Senior Lender has made any warranties or representations with respect to the due execution, legality, validity, completeness or enforceability of the Bank Agreement or any other document or agreement evidencing Senior Debt, or the collectability of any Senior Debt; and (ii) the Senior Lenders shall be entitled to manage and supervise their loans to the Company in accordance with their usual practices, modified from time to time as they deem appropriate under the circumstances, without regard to the existence of any rights that the Holder may now or thereafter have in or to any of the assets of the Company.

(n) No Waiver. No waiver shall be deemed to be made by any Senior Lender of any of its rights hereunder, unless the same shall be in writing signed by such Senior Lender, and each waiver, if any, shall be a waiver only with respect to the specific instance involved, and shall in no way impair the rights of such Senior Lender or the obligations of the Holder to such Senior Lender in any other respect at any other time.

(o) Application of Payments. The Holder hereby agrees that all payments received by any Senior Lender from the Company may be applied and reapplied, in whole or in part, to any of the Senior Debt, as such Senior Lender, in its sole discretion, deems appropriate.

(p) Unsecured Obligation. This Note is an unsecured obligation of the Company and shall remain unsecured for so long as any Senior Debt shall remain outstanding or there shall exist any commitment to provide Senior Debt to the Company.

(q) Complete Nature of Subordination. All rights and interests of the Senior Lenders under this Note shall remain in full force and effect irrespective of: (i) any lack of validity or enforceability of the documents relating to the Senior Debt, or any other agreement or instrument relating thereto; (ii) any exchange, release or non-perfection of the collateral for the Senior Debt, or any other collateral, or any release or amendment or waiver of (or consent to departure from) any of the documents relating to the Senior Debt; or (iii) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Senior Lender, the Holder or another subordinated creditor.

(r) No Contest of Liens or Rights; No Prejudicial Actions. In no event shall the Holder institute, or join as a party in the institution of, any action, suit or proceeding seeking a determination that the lien of the Agent or any other Senior Lender in any of the assets of any of the Company, or any other rights of any nature under the documents relating to the Senior Debt, is invalid, unperfected, avoidable or unenforceable or is or should be subordinated to the interests of any other person.

7. Definitions. For purposes of this Note, the following capitalized terms have the following meanings:

"Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of equity interests of that Person, by contract or otherwise).

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

8. Governing Law. This Note shall be governed by the laws of the State of Delaware, without regard to its conflicts of law principles.

9. Cancellation. After all principal and accrued interest at any time owed on this Note has been indefeasibly paid in full, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

10. Payments. All payments to be made to the Holder of this Note shall be made in the lawful money of the United States of America in immediately available funds.

11. Place of Payment. Payments of principal and interest shall be delivered to the Holder of this Note at the following address:

Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia

or to such other address or to the attention of such other person as specified by prior written notice to the Company.

12. Business Days. If any payment is due, or any time period for giving notice or taking action expires, on a day which is a Saturday, Sunday or legal holiday in the State of Delaware, the payment shall be due and payable on, and the time period shall automatically be extended to, the next business day immediately following such Saturday, Sunday or legal holiday, and interest shall continue to accrue at the required rate hereunder until any such payment is made.

13. Assignment. This Note may not be assigned by the Holder hereof without the prior written consent of Company and the Agent; provided, however, that the Holder may assign this Note to any of (i) Red Sail Spas, L.L.C., (ii) SP Spas LLC, (iii) Sierra Pacific Investments LLC, (iv) Pacific Century Capital Limited, (v) any Affiliate of the Holder, (vi) Mr. Okie R. Lukita, (vii) Mr. Jeffrey Mathews, or (viii) any Affiliate of the entities or individuals set forth in subsections (i) - (vii) above, without the prior written consent of the Company or the Agent.

14. Amendment. The provisions of this Note shall not be amended, nor shall the Company or the Holder take any action herein prohibited, or omit to perform any act herein required to be performed, without the prior written consent of the Company, the Holder and the Senior Lenders.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company has executed and delivered this Note on July 3, 2001.

STEINER LEISURE LIMITED

By: [signature]
Name: Carl St. Philip Jr.
Title: Vice President and CFO

AFFIDAVIT

I, Carl S. St. Philip, after being duly sworn, did depose and state:

1. I am the Vice President and Chief Financial Officer of Steiner Leisure Limited ("Steiner").

2. On the date hereof, I, on behalf of Steiner, with full authorization, executed an instrument representing a 9% Subordinated Note, in a principal amount of $24,080 (the "Note"), payable to Okie R. Lukita (the "Holder").

3. The Note was executed in Chicago, Illinois at the offices of Sidley Austin Brown & Wood.

4. The Note was delivered by messenger by the undersigned on July 1, 2001 to a representative of the Holder at the offices of Latham & Watkins in Chicago, Illinois.

5. This Affidavit is made for the benefit of Steiner for compliance with the laws of the State of Florida relating to documentary stamp tax laws.

FURTHER AFFIANT SAYETH NOT.

Executed this ___ day of July, 2001

STEINER LEISURE LIMITED

By: ______________________
Name: Carl S. St. Philip
Title: Vice President and Chief Financial Officer

STATE OF ILLINOIS)
COUNTY OF COOK)

The foregoing instrument was acknowledged before me on this 2nd day of July, 2001, by Carl S. St. Philip, who is personally known to me (__) or has produced identification (__).

____
NOTARY PUBLIC, STATE OF ILLINOIS

My Commission Expires: 12/15/02

"OFFICIAL SEAL"
CYNTHIA TONGSY
Notary Public, State of Illinois
My Commission Expires 12/15/02

THE SECURITY REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT IS IN EFFECT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

THE PAYMENT OF ANY SUMS DUE AND OWING UNDER THIS NOTE IS SUBORDINATED TO THE CLAIMS OF THE SENIOR LENDERS AS MORE PARTICULARLY DESCRIBED IN SECTION 6 HEREOF.

STEINER LEISURE LIMITED

9% SUBORDINATED NOTE

July 3, 2001 $24,080

Steiner Leisure Limited, a corporation organized and existing under and by virtue of the laws of the Commonwealth of the Bahamas (the "Company"), hereby promises to pay to the order of Okie R. Lukita (the "Holder") the principal amount of TWENTY-FOUR THOUSAND EIGHTY AND NO/100 U.S. DOLLARS ($24,080), together with interest thereon calculated from the date hereof in accordance with the provisions of this Note. This Note is being issued by the Company to the Holder pursuant to the terms of that certain Membership Interest Purchase Agreement dated as of June 27, 2001 by and among the Company, the Holder, Steiner Spa Asia Limited, Sierra Pacific Investments, LLC, Pacific Century Capital Limited, Franky Tjahyadikarta, and Jeffrey Mathews (the "Purchase Agreement").

1. Payment of Interest.

(a) Interest Rate. Except as otherwise expressly provided in Section 4(b)(i) hereof, interest shall accrue daily on the unpaid principal amount of this Note outstanding from time to time at the rate of nine percent (9%) per annum, or (if less) at the highest rate then permitted under applicable law.

(b) Interest Payment Dates. Subject to the provisions of Section 6 below, the Company shall pay all accrued interest in cash to the Holder on October 3, 2001 and on the 3rd day of each and every consecutive third month thereafter. Any accrued interest which for any reason has not theretofore been paid shall be paid in full on the date on which the final principal payment on this Note is made. Interest shall accrue on any principal payment due under this Note until such time as payment therefor is actually delivered to the Holder.

2. Payment of Principal on Note; Prepayment. The Company shall pay the Holder in full in cash all outstanding principal of this Note to the Holder on January 2, 2005 ("Maturity Date"), together with all accrued and unpaid interest on the principal amount being repaid. Subject to the restrictions contained in Section 6 below (which may be waived by the Senior Lenders under the Bank Agreement or otherwise), the Company may prepay this Note in whole or in part without premium or penalty.

3. Transfers. Until such time as all amounts due and payable to Holder under this Note are paid in full, the Company will not sell, transfer or assign all or substantially all of its assets in a single or series of transactions.

4. Reductions to Principal Due on Note. The Holder hereby expressly agrees that the Company shall be entitled to reduce the principal amount due and owing under this Note in accordance with Sections 1.4(d), 1.5(d) and/or 9.5(f) of the Purchase Agreement.

5. Events of Default.

(a) Definition. For purposes of this Note, an Event of Default shall be deemed to have occurred if:

(i) the Company fails to pay when due and payable (whether at maturity or otherwise) the full amount of interest then accrued on this Note or the full amount of any principal payment on this Note, and such failure to pay is not cured within 5 days after the occurrence thereof;

(ii) (1) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company bankrupt or insolvent; or any order for relief with respect to the Company is entered under the federal Bankruptcy Code; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; (2) or any such petition or application is filed, or any such proceeding is commenced, against the Company and in the case of this clause (2) either (a) the Company by any act indicates its approval thereof, consent thereto or acquiescence therein or (b) such petition, application or proceeding is not dismissed within 60 days;

(iii) a breach or default occurs under any document or instrument related to the Senior Debt and, as a result thereof, the Company is obligated to purchase, pay, repay, or redeem any Senior Debt prior to its regular maturity or before its regularly scheduled payment date;

(iv) the Company fails to comply with Section 3 hereof.

The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(b) Consequences of Events of Default.

(i) If any Event of Default has occurred, the interest rate on this Note shall increase immediately by an increment of two percentage points to the extent permitted by law. Any increase of the interest rate resulting from the operation of this subsection shall terminate as of the close of business on the date on which such Event(s) of Default no longer exist.

(ii) Subject to the provisions of Section 6 below, upon the occurrence and during the continuance of an Event of Default, the aggregate principal amount of this Note (together with all accrued interest thereon and all other amounts due and payable with respect thereto) shall become immediately due and payable without any action on the part of the Holder, and the Company shall immediately pay to the Holder all amounts due and payable with respect to this Note.

(iii) The Holder shall also have any other rights which such Holder may have been afforded under any agreement at any time and any other rights which such Holder may have pursuant to applicable law.

(iv) The Company hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the Holder may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Company hereunder.

6. Subordination.

(a) Extent of Subordination. All amounts (including all principal, interest, premiums, fees, expenses, indemnities and other payments) payable by the Company with respect to this Note (the "Subordinated Debt") are and shall be subordinate and junior in right of payment to the prior payment in full of the Senior Debt (as defined below) to the extent and in the manner set forth in this Section 6. Except for (i) the periodic payments of interest as contemplated in Section 1(b) above, (ii) payments of Subordinated Debt on or after the Maturity Date, and (iii) set offs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Holder will not ask for, demand, sue for, take or receive from the Company, by set-off or in any other manner, the whole or any part of the Subordinated Debt unless and until all Senior Debt shall have been fully paid and satisfied and all commitments to extend credit thereunder shall have been terminated. As used herein, the term "Senior Debt" shall mean (i) all debt, liabilities and obligations of the Company (or its subsidiaries) with respect to that certain Credit Agreement dated as of July 2, 2001 (as amended, modified and restated from time to time, the "Bank Agreement"), among the Company, the financial institutions from time to time party thereto (the "Lenders"), and ABN AMRO Bank, N.V., as

Administrative Agent (the "Agent"), including, without limitation, all principal, interest (including, without limitation, post-petition interest at the rate prescribed in the Bank Agreement, whether or not allowed or allowable, accruing after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company or its subsidiaries), premium, amounts payable under reimbursement obligations in connection with letters of credit, fees and expenses, including all Enforcement Expenses (as defined below), (ii) all amounts owing with respect to foreign exchange and interest rate hedging agreements between the Company and any Lender, (iii) all amounts owing under agreements refinancing the Bank Agreement, or amendments of the Bank Agreement, including amendments or refinancings that increase the principal amount of the Senior Debt; provided, however, that notwithstanding the foregoing, in no event shall the amount of the Senior Debt exceed $65,000,000, and (iv) all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing, including any such refinancing provided by financial institutions other than the Agent or any Lender. The Agent, the Lenders and all other financial institutions holding any Senior Debt are hereinafter referred to as "Senior Lenders." As used herein, the term "Enforcement Expenses" means all reasonable costs and expenses incurred by any Senior Lender in connection with its enforcement of any rights or remedies with respect to any Senior Debt, the collection of any of the Senior Debt, or the protection of, or realization upon, any collateral after the occurrence and during the continuance of a default with respect to any Senior Debt, including, by way of example, reasonable attorneys' fees, court costs, appraisal and consulting fees, auctioneers' fees, rent, storage, insurance premiums and like items, and whether or not such amounts are allowed as a claim against the Company (or its subsidiaries) in any bankruptcy, insolvency or reorganization proceeding.

(b) Remedy Suspension.

(i) If and so long as a Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(i) (such period of time being referred to as the "Payment Default Suspension Period"), then, except as otherwise set forth below, and except for setoffs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (w) the Maturity Date, (x) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (y) 121 days after the date that the Senior Debt has been paid in full or (z) the Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Payment Default Suspension Period, in each case in accordance with the terms of the Bank Agreement.

(ii) If and so long as a Non-Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Non-Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(ii) (such period of time being referred to as the "Non-Payment Default Suspension Period" and, together with the Payment Default Suspension Period, a "Payment Suspension Period"), then, except as otherwise set forth below, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (v) the Maturity Date, (w) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (x) the Senior Debt has been paid in full, (y) the Non-Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Non-Payment Default Suspension, or (z) 180 days after the date the Holder received the Non-Payment Default Notice with respect to a Non-Payment Default, in each case in accordance with the terms of the Bank Agreement.

(iii) As used herein, the term "Payment Default" means the occurrence and continuance (after the expiration of any applicable grace or cure periods) of a default in payment of all or any part of the Senior Debt, and the term "Non-Payment Default" means a default under the Bank Agreement other than a Payment Default.

(c) Liquidation, Winding Up, etc. Upon any distribution of assets of the Company or upon any dissolution, winding up, liquidation or reorganization of the Company, whether in any bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshaling of the assets and liabilities of the Company or otherwise:

(i) the holders of all Senior Debt shall be entitled to receive payment in full of the principal thereof, the interest due thereon and any premium, fees, expenses, indemnities or other payment obligation with respect thereto before the Holder is entitled to receive any payment (other than equity securities or debt securities which are subordinated to the Senior Debt to at least the same extent as this Note is subordinated to the Senior Debt, and then only to the extent that no payments may be made under such debt or equity securities, or any instruments arising therefrom, until the Senior Debt is paid in full) upon the Subordinated Debt; and

(ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which the Holder would be entitled but for the provisions of this Section 5 shall be paid by the liquidating trustee or agent or other Person (as defined below) making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or

otherwise: (a) first directly to the holders of Senior Debt or their agents or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the principal of, interest on and any premium or other amounts payable with respect to the Senior Debt held or represented by each such holder, to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of the Senior Debt; and (b) the remainder, if any, to the Holder; and

(iii) if the Holder has not presented a claim in respect of the Subordinated Debt within 15 days of the commencement of any applicable claims filing period, the holders of Senior Debt shall have the right to present such claims in respect of the Subordinated Debt. So long as any amounts remain due and owing in respect of the Senior Debt or any commitments remain to extend credit thereunder, Holder shall not, without the prior consent of the Lenders, approve a plan in bankruptcy in respect of the Company the terms of which do not call for the payment of the Senior Debt in full in cash on the confirmation date of such plan.

The consolidation of the Company with, or the merger of the Company into, another entity shall not be deemed a dissolution, winding up, liquidation or reorganization of the Company for the purposes of this Section 6(c) if such other entity, as a part of such consolidation or merger, succeeds to the Company's property and business and assumes the Company's obligations (including the Senior Debt and the Subordinated Debt).

(d) Payment Held in Trust. All payments or distributions by the Company upon or with respect to the Subordinated Debt which are received by the Holder in violation of or contrary to the provisions of Subsections 5(a), 5(b) or 5(c) above shall be received in trust for the benefit of the holders of the Senior Debt and shall be paid over promptly, with or without demand therefor, to such holders in the same form as so received (with all necessary endorsements and assignments) to be applied to the payment of the Senior Debt. In the event of the failure of the Holder to make any such endorsement or assignment to the Senior Lenders, the Senior Lenders, or any of their officers or employees, are hereby irrevocably authorized to make the same.

(e) Setoff. Notwithstanding anything to the contrary contained herein or otherwise, the Holder shall at all times be entitled to setoff against the amount owing hereunder by amounts the Holder otherwise owes to the Company pursuant to the Purchase Agreement, and the Holder shall not be required or requested to pay, hold in trust or pay over any such setoff amount to any Person.

(f) Instrument Legend. Any instruments evidencing this Note will, on the date hereof or promptly hereafter, be inscribed with a legend conspicuously indicating that payment thereof is subordinated to the claims of the Senior Lenders. Any instrument evidencing any of the Subordinated Debt, or any portion thereof, which is hereafter executed by the Company, will, on the date thereof, be inscribed with the aforesaid legend.

(g) Subordinated Debt Owed Only to the Holder. The Holder by acceptance of this Note warrants and represents that the Holder has not previously assigned any interest in this Note to any

party, that no party owns an interest in this Note other than the Holder (whether as joint holders of the Subordinated Debt, participants or otherwise), and that the entire Subordinated Debt is owing to the Holder, subject only to the rights of the Senior Lenders hereunder.

(h) Acceleration and Exercise of Remedies. Nothing contained in this Note shall prevent the Holder from (i) accelerating this Note following the acceleration of any payment due under the Senior Debt or the declaration that the Senior Debt is immediately due and payable in full, (ii) instituting legal proceedings to enforce and collect upon the amounts outstanding under this Note in the event that the Lenders either commence any such proceedings in respect of the Senior Debt or formally commence the exercise of its or their remedies in respect of any collateral securing the Senior Debt (other than remedies intended solely for the protection of the collateral and the lenders' interests therein and not related to any sale or disposition of or foreclosure upon the collateral), or (iii) filing any proof of claim in respect of the amounts outstanding under this Note in connection with any bankruptcy or similar proceedings of the Company; provided that any amounts received or receivable in connection therewith in respect of the Subordinated Debt by the Holder shall be subject to the provisions of Subsection 6(a), 6(c) and 6(d) above.

(i) Rights Not Subordinated. The provisions of this Section 6 are for the purpose of defining the relative rights of the holders of Senior Debt on the one hand and of the Holder on the other hand, and nothing herein shall impair (as between the Company, the Holder and creditors of the Company, other than the holders of the Senior Debt) the Company's obligation to the Holder to pay to Holder the full amount of this Note in accordance with the terms hereof. No provision of this Section 6 shall be deemed to subordinate, to any extent, any claim or right of the Holder to any claim against the Company by any creditor or any other Person except to the extent expressly provided herein.

(j) Payment Set Aside. To the extent that (i) the Holder has turned over any cash, securities or other property received as payments from the Company to the holders of Senior Debt hereunder for application to the Senior Debt or (ii) any cash, securities or other property to which the Holder would otherwise have been entitled (but for the provisions of this Section 6) as payments from the Company are paid to the holders of Senior Debt for application to the Senior Debt, and any such payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from or disgorged by the Holder or are otherwise required to be refunded, repaid or restored by the Holder to the Company or any trustee, receiver or other Person under any law (including, without limitation, any bankruptcy or insolvency law or any federal or state equitable cause), then to the extent of any such refund, repayment or restoration the holders of Senior Debt shall repay such amount to the Holder and Holder's other rights and obligations hereunder shall be renewed and continued in full force and effect as if such original payment had not been made by the Holder to the holders of Senior Debt. This Subsection (i) shall survive the termination and cancellation of this Note.

(k) Term. The provisions of this Section 6 shall constitute a continuing agreement of subordination, and the Senior Lenders may continue, without notice to the Holder, to lend monies, extend credit and make other financial accommodations to or for the account of the Company, on the faith hereof, and the provisions of this Section 6 shall be irrevocable by the Holder until all Senior Debt shall have been paid and fully satisfied and all financing arrangements between the Company and any Senior Lenders relating to the Senior Debt have been terminated.

(l) Additional Agreements, Among the Company and Senior Lenders. Any Senior Lender, at any time and from time to time, may enter into such agreement or agreements with the Company as such Senior Lender may deem proper, extending the time of payment of or renewing or otherwise altering the terms of all or any of the Senior Debt or affecting the security underlying any or all of the Senior Debt, or may exchange, sell, release, surrender or otherwise deal, with any such security, without in any way impairing or affecting this Note, including but not limited to this Section 6.

(m) Holder's Waivers. All of the Senior Debt shall be deemed to have been made or incurred in reliance upon the provisions of this Section 6, and the Holder expressly waives all notice of the acceptance by any Senior Lender of the subordination and other provisions of this Note, all other notices whatsoever, and reliance by the Senior Lenders upon the subordination and other agreements as herein provided. The Holder by its acceptance of this Note agrees that: (i) no Senior Lender has made any warranties or representations with respect to the due execution, legality, validity, completeness or enforceability of the Bank Agreement or any other document or agreement evidencing Senior Debt, or the collectability of any Senior Debt; and (ii) the Senior Lenders shall be entitled to manage and supervise their loans to the Company in accordance with their usual practices, modified from time to time as they deem appropriate under the circumstances, without regard to the existence of any rights that the Holder may now or thereafter have in or to any of the assets of the Company.

(n) No Waiver. No waiver shall be deemed to be made by any Senior Lender of any of its rights hereunder, unless the same shall be in writing signed by such Senior Lender, and each waiver, if any, shall be a waiver only with respect to the specific instance involved, and shall in no way impair the rights of such Senior Lender or the obligations of the Holder to such Senior Lender in any other respect at any other time.

(o) Application of Payments. The Holder hereby agrees that all payments received by any Senior Lender from the Company may be applied and reapplied, in whole or in part, to any of the Senior Debt, as such Senior Lender, in its sole discretion, deems appropriate.

(p) Unsecured Obligation. This Note is an unsecured obligation of the Company and shall remain unsecured for so long as any Senior Debt shall remain outstanding or there shall exist any commitment to provide Senior Debt to the Company.

(q) Complete Nature of Subordination. All rights and interests of the Senior Lenders under this Note shall remain in full force and effect irrespective of: (i) any lack of validity or enforceability of the documents relating to the Senior Debt, or any other agreement or instrument relating thereto; (ii) any exchange, release or non-perfection of the collateral for the Senior Debt, or any other collateral, or any release or amendment or waiver of (or consent to departure from) any of the documents relating to the Senior Debt; or (iii) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Senior Lender, the Holder or another subordinated creditor.

(r) No Contest of Liens or Rights; No Prejudicial Actions. In no event shall the Holder institute, or join as a party in the institution of, any action, suit or proceeding seeking a determination that the lien of the Agent or any other Senior Lender in any of the assets of any of the Company, or any other rights of any nature under the documents relating to the Senior Debt, is invalid,

unperfected, avoidable or unenforceable or is or should be subordinated to the interests of any other person.

7. Definitions. For purposes of this Note, the following capitalized terms have the following meanings:

"Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of equity interests of that Person, by contract or otherwise).

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

8. Governing Law. This Note shall be governed by the laws of the State of Delaware, without regard to its conflicts of law principles.

9. Cancellation. After all principal and accrued interest at any time owed on this Note has been indefeasibly paid in full, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

10. Payments. All payments to be made to the Holder of this Note shall be made in the lawful money of the United States of America in immediately available funds.

11. Place of Payment. Payments of principal and interest shall be delivered to the Holder of this Note at the following address:

Graha Niaga, 20th Floor
Jl. Jend. Sudirman 58
Jakarta 12190
Indonesia

or to such other address or to the attention of such other person as specified by prior written notice to the Company.

12. Business Days. If any payment is due, or any time period for giving notice or taking action expires, on a day which is a Saturday, Sunday or legal holiday in the State of Delaware, the payment shall be due and payable on, and the time period shall automatically be extended to, the next business day immediately following such Saturday, Sunday or legal holiday, and interest shall continue to accrue at the required rate hereunder until any such payment is made.

13. Assignment. This Note may not be assigned by the Holder hereof without the prior written consent of Company and the Agent; provided, however, that the Holder may assign this Note to any of (i) Red Sail Spas, L.L.C., (ii) SP Spas LLC, (iii) Sierra Pacific Investments LLC, (iv) Pacific Century Capital Limited, (v) any Affiliate of the Holder, (vi) Mr. Franky Tjahyadikarta, (vii) Mr. Jeffrey

Mathews, or (viii) any Affiliate of the entities or individuals set forth in subsections (i) - (vii) above, without the prior written consent of the Company or the Agent.

14. Amendment. The provisions of this Note shall not be amended, nor shall the Company or the Holder take any action herein prohibited, or omit to perform any act herein required to be performed, without the prior written consent of the Company, the Holder and the Senior Lenders.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company has executed and delivered this Note on July 3, 2001.

STEINER LEISURE LIMITED

By: [signature]
Name: Carl St. Philip Jr.
Title: Vice President and CFO

AFFIDAVIT

I, Carl S. St. Philip, after being duly sworn, did depose and state:

1. I am the Vice President and Chief Financial Officer of Steiner Leisure Limited ("Steiner").

2. On the date hereof, I, on behalf of Steiner, with full authorization, executed an instrument representing a 9% Subordinated Note, in a principal amount of $67,480 (the "Note"), payable to Jeffrey R.W. Matthews (the "Holder").

3. The Note was executed in Chicago, Illinois at the offices of Sidley Austin Brown & Wood.

4. The Note was delivered by messenger by the undersigned on July 1, 2001 to a representative of the Holder at the offices of Latham & Watkins in Chicago, Illinois.

5. This Affidavit is made for the benefit of Steiner for compliance with the laws of the State of Florida relating to documentary stamp tax laws.

FURTHER AFFIANT SAYETH NOT.

Executed this ___ day of July, 2001

STEINER LEISURE LIMITED

By: ______________________

Name: Carl S. St. Philip

Title: Vice President and Chief Financial Officer

STATE OF ILLINOIS)
COUNTY OF COOK)

The foregoing instrument was acknowledged before me on this 2nd day of July, 2001, by Carl S. St. Philip, who is personally known to me (__) or has produced identification (__).

____

NOTARY PUBLIC, STATE OF ILLINOIS

My Commission Expires:
12.15/02

"OFFICIAL SEAL"
CYNTHIA TONGSY
Notary Public, State of Illinois
My Commission Expires 12/15/02

THE SECURITY REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT IS IN EFFECT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

THE PAYMENT OF ANY SUMS DUE AND OWING UNDER THIS NOTE IS SUBORDINATED TO THE CLAIMS OF THE SENIOR LENDERS AS MORE PARTICULARLY DESCRIBED IN SECTION 6 HEREOF.

STEINER LEISURE LIMITED

9% SUBORDINATED NOTE

July 3, 2001 $67,480

Steiner Leisure Limited, a corporation organized and existing under and by virtue of the laws of the Commonwealth of the Bahamas (the "Company"), hereby promises to pay to the order of Jeffrey R.W. Matthews (the "Holder") the principal amount of SIXTY-SEVEN THOUSAND FOUR HUNDRED EIGHTY AND NO/100 U.S. DOLLARS ($67,480), together with interest thereon calculated from the date hereof in accordance with the provisions of this Note. This Note is being issued by the Company to the Holder pursuant to the terms of that certain Membership Interest Purchase Agreement dated as of June 27, 2001 by and among the Company, the Holder, Steiner Spa Asia Limited, Sierra Pacific Investments, LLC, Pacific Century Capital Limited, Okie R. Lukita, and Franky Tjahyadikarta (the "Purchase Agreement").

1. Payment of Interest.

(a) Interest Rate. Except as otherwise expressly provided in Section 4(b)(i) hereof, interest shall accrue daily on the unpaid principal amount of this Note outstanding from time to time at the rate of nine percent (9%) per annum, or (if less) at the highest rate then permitted under applicable law.

(b) Interest Payment Dates. Subject to the provisions of Section 6 below, the Company shall pay all accrued interest in cash to the Holder on October 3, 2001 and on the 3rd day of each and every consecutive third month thereafter. Any accrued interest which for any reason has not theretofore been paid shall be paid in full on the date on which the final principal payment on this Note is made. Interest shall accrue on any principal payment due under this Note until such time as payment therefor is actually delivered to the Holder.

2. Payment of Principal on Note; Prepayment. The Company shall pay the Holder in full in cash all outstanding principal of this Note to the Holder on January 2, 2005 ("Maturity Date"), together with all accrued and unpaid interest on the principal amount being repaid. Subject to the restrictions contained in Section 6 below (which may be waived by the Senior Lenders under the Bank Agreement or otherwise), the Company may prepay this Note in whole or in part without premium or penalty.

3. Transfers. Until such time as all amounts due and payable to Holder under this Note are paid in full, the Company will not sell, transfer or assign all or substantially all of its assets in a single or series of transactions.

4. Reductions to Principal Due on Note. The Holder hereby expressly agrees that the Company shall be entitled to reduce the principal amount due and owing under this Note in accordance with Sections 1.4(d), 1.5(d) and/or 9.5(f) of the Purchase Agreement.

5. Events of Default.

(a) Definition. For purposes of this Note, an Event of Default shall be deemed to have occurred if:

(i) the Company fails to pay when due and payable (whether at maturity or otherwise) the full amount of interest then accrued on this Note or the full amount of any principal payment on this Note, and such failure to pay is not cured within 5 days after the occurrence thereof;

(ii) (1) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company bankrupt or insolvent; or any order for relief with respect to the Company is entered under the federal Bankruptcy Code; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; (2) or any such petition or application is filed, or any such proceeding is commenced, against the Company and in the case of this clause (2) either (a) the Company by any act indicates its approval thereof, consent thereto or acquiescence therein or (b) such petition, application or proceeding is not dismissed within 60 days;

(iii) a breach or default occurs under any document or instrument related to the Senior Debt and, as a result thereof, the Company is obligated to purchase, pay, repay, or redeem any Senior Debt prior to its regular maturity or before its regularly scheduled payment date;

(iv) the Company fails to comply with Section 3 hereof.

The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(b) Consequences of Events of Default.

(i) If any Event of Default has occurred, the interest rate on this Note shall increase immediately by an increment of two percentage points to the extent permitted by law. Any increase of the interest rate resulting from the operation of this subsection shall terminate as of the close of business on the date on which such Event(s) of Default no longer exist.

(ii) Subject to the provisions of Section 6 below, upon the occurrence and during the continuance of an Event of Default, the aggregate principal amount of this Note (together with all accrued interest thereon and all other amounts due and payable with respect thereto) shall become immediately due and payable without any action on the part of the Holder, and the Company shall immediately pay to the Holder all amounts due and payable with respect to this Note.

(iii) The Holder shall also have any other rights which such Holder may have been afforded under any agreement at any time and any other rights which such Holder may have pursuant to applicable law.

(iv) The Company hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the Holder may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Company hereunder.

6. Subordination.

(a) Extent of Subordination. All amounts (including all principal, interest, premiums, fees, expenses, indemnities and other payments) payable by the Company with respect to this Note (the "Subordinated Debt") are and shall be subordinate and junior in right of payment to the prior payment in full of the Senior Debt (as defined below) to the extent and in the manner set forth in this Section 6. Except for (i) the periodic payments of interest as contemplated in Section 1(b) above, (ii) payments of Subordinated Debt on or after the Maturity Date, and (iii) set offs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Holder will not ask for, demand, sue for, take or receive from the Company, by set-off or in any other manner, the whole or any part of the Subordinated Debt unless and until all Senior Debt shall have been fully paid and satisfied and all commitments to extend credit thereunder shall have been terminated. As used herein, the term "Senior Debt" shall mean (i) all debt, liabilities and obligations of the Company (or its subsidiaries) with respect to that certain Credit Agreement dated as of July 2, 2001 (as amended, modified and restated from time to time, the "Bank Agreement"), among the Company, the financial institutions from time to time party thereto (the "Lenders"), and ABN AMRO Bank, N.V., as Administrative Agent (the "Agent"), including, without limitation, all principal, interest (including, without limitation, post-petition interest at the rate prescribed in the Bank Agreement, whether or not allowed or allowable, accruing after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company or its subsidiaries), premium, amounts payable under reimbursement obligations in connection with letters of credit, fees and expenses, including all Enforcement Expenses (as defined below), (ii) all amounts owing with respect to foreign exchange and interest rate hedging agreements between the Company and any Lender, (iii) all amounts owing under agreements refinancing the Bank Agreement, or amendments of the Bank Agreement, including amendments or refinancings that increase the principal amount of the Senior Debt; provided, however, that notwithstanding the foregoing, in no event shall the amount of the Senior Debt exceed $65,000,000, and (iv) all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing, including any such refinancing provided by financial institutions other than the Agent or any Lender. The Agent, the Lenders and all other financial institutions holding any Senior Debt are hereinafter referred to as "Senior Lenders." As used herein, the term "Enforcement Expenses" means all reasonable costs and expenses incurred by any Senior Lender in connection with its enforcement of any rights or remedies with respect to any Senior Debt, the collection of any of the Senior Debt, or the protection of, or realization upon, any collateral after the occurrence and during the continuance of a default with respect to any Senior Debt, including, by way of example, reasonable attorneys' fees, court costs, appraisal and consulting fees, auctioneers' fees, rent, storage, insurance premiums and like items, and whether or not such amounts are allowed as a claim against the Company (or its subsidiaries) in any bankruptcy, insolvency or reorganization proceeding.

(b) Remedy Suspension.

(i) If and so long as a Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(i) (such period of time being referred to as the "Payment Default Suspension Period"), then, except as otherwise set forth below, and except for setoffs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (w) the Maturity Date, (x) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (y) 121 days after the date that the Senior Debt has been paid in full or (z) the Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Payment Default Suspension Period, in each case in accordance with the terms of the Bank Agreement.

(ii) If and so long as a Non-Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Non-Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(ii) (such period of time being referred to as the "Non-Payment Default Suspension Period" and, together with the Payment Default Suspension Period, a "Payment Suspension Period"), then, except as otherwise set forth below, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (v) the Maturity Date, (w) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (x) the Senior Debt has been paid in full, (y) the Non-Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Non-Payment Default Suspension, or (z) 180 days after the date the Holder received the Non-Payment Default Notice with respect to a Non-Payment Default, in each case in accordance with the terms of the Bank Agreement.

(iii) As used herein, the term "Payment Default" means the occurrence and continuance (after the expiration of any applicable grace or cure periods) of a default in payment of all or any part of the Senior Debt, and the term "Non-Payment Default" means a default under the Bank Agreement other than a Payment Default.

(c) Liquidation, Winding Up, etc. Upon any distribution of assets of the Company or upon any dissolution, winding up, liquidation or reorganization of the Company, whether in any bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshaling of the assets and liabilities of the Company or otherwise:

(i) the holders of all Senior Debt shall be entitled to receive payment in full of the principal thereof, the interest due thereon and any premium, fees, expenses, indemnities or other payment obligation with respect thereto before the Holder is entitled to receive any payment (other than equity securities or debt securities which are subordinated to the Senior Debt to at least the same extent as this Note is subordinated to the Senior Debt, and then only to the extent that no payments may be made under such debt or equity securities, or any instruments arising therefrom, until the Senior Debt is paid in full) upon the Subordinated Debt; and

(ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which the Holder would be entitled but for the provisions of this Section 5 shall be paid by the liquidating trustee or agent or other Person (as defined below) making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise: (a) first directly to the holders of Senior Debt or their agents or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the principal of, interest on and any premium or other amounts payable with respect to the Senior Debt held or represented by each such holder, to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of the Senior Debt; and (b) the remainder, if any, to the Holder; and

(iii) if the Holder has not presented a claim in respect of the Subordinated Debt within 15 days of the commencement of any applicable claims filing period, the holders of Senior Debt shall have the right to present such claims in respect of the Subordinated Debt. So long as any amounts remain due and owing in respect of the Senior Debt or any commitments remain to extend credit thereunder, Holder shall not, without the prior consent of the Lenders, approve a plan in bankruptcy in respect of the Company the terms of which do not call for the payment of the Senior Debt in full in cash on the confirmation date of such plan.

The consolidation of the Company with, or the merger of the Company into, another entity shall not be deemed a dissolution, winding up, liquidation or reorganization of the Company for the purposes of this Section 6(c) if such other entity, as a part of such consolidation or merger, succeeds to the Company's property and business and assumes the Company's obligations (including the Senior Debt and the Subordinated Debt).

(d) Payment Held in Trust. All payments or distributions by the Company upon or with respect to the Subordinated Debt which are received by the Holder in violation of or contrary to the provisions of Subsections 5(a), 5(b) or 5(c) above shall be received in trust for the benefit of the holders of the Senior Debt and shall be paid over promptly, with or without demand therefor, to such holders in the same form as so received (with all necessary endorsements and assignments) to be applied to the payment of the Senior Debt. In the event of the failure of the Holder to make any such endorsement or assignment to the Senior Lenders, the Senior Lenders, or any of their officers or employees, are hereby irrevocably authorized to make the same.

(e) Setoff. Notwithstanding anything to the contrary contained herein or otherwise, the Holder shall at all times be entitled to setoff against the amount owing hereunder by amounts the Holder otherwise owes to the Company pursuant to the Purchase Agreement, and the Holder shall not be required or requested to pay, hold in trust or pay over any such setoff amount to any Person.

(f) Instrument Legend. Any instruments evidencing this Note will, on the date hereof or promptly hereafter, be inscribed with a legend conspicuously indicating that payment thereof is subordinated to the claims of the Senior Lenders. Any instrument evidencing any of the Subordinated Debt, or any portion thereof, which is hereafter executed by the Company, will, on the date thereof, be inscribed with the aforesaid legend.

(g) Subordinated Debt Owed Only to the Holder. The Holder by acceptance of this Note warrants and represents that the Holder has not previously assigned any interest in this Note to any party, that no party owns an interest in this Note other than the Holder (whether as joint holders of the

Subordinated Debt, participants or otherwise), and that the entire Subordinated Debt is owing to the Holder, subject only to the rights of the Senior Lenders hereunder.

(h) Acceleration and Exercise of Remedies. Nothing contained in this Note shall prevent the Holder from (i) accelerating this Note following the acceleration of any payment due under the Senior Debt or the declaration that the Senior Debt is immediately due and payable in full, (ii) instituting legal proceedings to enforce and collect upon the amounts outstanding under this Note in the event that the Lenders either commence any such proceedings in respect of the Senior Debt or formally commence the exercise of its or their remedies in respect of any collateral securing the Senior Debt (other than remedies intended solely for the protection of the collateral and the lenders' interests therein and not related to any sale or disposition of or foreclosure upon the collateral), or (iii) filing any proof of claim in respect of the amounts outstanding under this Note in connection with any bankruptcy or similar proceedings of the Company; provided that any amounts received or receivable in connection therewith in respect of the Subordinated Debt by the Holder shall be subject to the provisions of Subsection 6(a), 6(c) and 6(d) above.

(i) Rights Not Subordinated. The provisions of this Section 6 are for the purpose of defining the relative rights of the holders of Senior Debt on the one hand and of the Holder on the other hand, and nothing herein shall impair (as between the Company, the Holder and creditors of the Company, other than the holders of the Senior Debt) the Company's obligation to the Holder to pay to Holder the full amount of this Note in accordance with the terms hereof. No provision of this Section 6 shall be deemed to subordinate, to any extent, any claim or right of the Holder to any claim against the Company by any creditor or any other Person except to the extent expressly provided herein.

(j) Payment Set Aside. To the extent that (i) the Holder has turned over any cash, securities or other property received as payments from the Company to the holders of Senior Debt hereunder for application to the Senior Debt or (ii) any cash, securities or other property to which the Holder would otherwise have been entitled (but for the provisions of this Section 6) as payments from the Company are paid to the holders of Senior Debt for application to the Senior Debt, and any such payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from or disgorged by the Holder or are otherwise required to be refunded, repaid or restored by the Holder to the Company or any trustee, receiver or other Person under any law (including, without limitation, any bankruptcy or insolvency law or any federal or state equitable cause), then to the extent of any such refund, repayment or restoration the holders of Senior Debt shall repay such amount to the Holder and Holder's other rights and obligations hereunder shall be renewed and continued in full force and effect as if such original payment had not been made by the Holder to the holders of Senior Debt. This Subsection (i) shall survive the termination and cancellation of this Note.

(k) Term. The provisions of this Section 6 shall constitute a continuing agreement of subordination, and the Senior Lenders may continue, without notice to the Holder, to lend monies, extend credit and make other financial accommodations to or for the account of the Company, on the faith hereof, and the provisions of this Section 6 shall be irrevocable by the Holder until all Senior Debt shall have been paid and fully satisfied and all financing arrangements between the Company and any Senior Lenders relating to the Senior Debt have been terminated.

(l) Additional Agreements, Among the Company and Senior Lenders. Any Senior Lender, at any time and from time to time, may enter into such agreement or agreements with the

Company as such Senior Lender may deem proper, extending the time of payment of or renewing or otherwise altering the terms of all or any of the Senior Debt or affecting the security underlying any or all of the Senior Debt, or may exchange, sell, release, surrender or otherwise deal, with any such security, without in any way impairing or affecting this Note, including but not limited to this Section 6.

(m) Holder's Waivers. All of the Senior Debt shall be deemed to have been made or incurred in reliance upon the provisions of this Section 6, and the Holder expressly waives all notice of the acceptance by any Senior Lender of the subordination and other provisions of this Note, all other notices whatsoever, and reliance by the Senior Lenders upon the subordination and other agreements as herein provided. The Holder by its acceptance of this Note agrees that: (i) no Senior Lender has made any warranties or representations with respect to the due execution, legality, validity, completeness or enforceability of the Bank Agreement or any other document or agreement evidencing Senior Debt, or the collectability of any Senior Debt; and (ii) the Senior Lenders shall be entitled to manage and supervise their loans to the Company in accordance with their usual practices, modified from time to time as they deem appropriate under the circumstances, without regard to the existence of any rights that the Holder may now or thereafter have in or to any of the assets of the Company.

(n) No Waiver. No waiver shall be deemed to be made by any Senior Lender of any of its rights hereunder, unless the same shall be in writing signed by such Senior Lender, and each waiver, if any, shall be a waiver only with respect to the specific instance involved, and shall in no way impair the rights of such Senior Lender or the obligations of the Holder to such Senior Lender in any other respect at any other time.

(o) Application of Payments. The Holder hereby agrees that all payments received by any Senior Lender from the Company may be applied and reapplied, in whole or in part, to any of the Senior Debt, as such Senior Lender, in its sole discretion, deems appropriate.

(p) Unsecured Obligation. This Note is an unsecured obligation of the Company and shall remain unsecured for so long as any Senior Debt shall remain outstanding or there shall exist any commitment to provide Senior Debt to the Company.

(q) Complete Nature of Subordination. All rights and interests of the Senior Lenders under this Note shall remain in full force and effect irrespective of: (i) any lack of validity or enforceability of the documents relating to the Senior Debt, or any other agreement or instrument relating thereto; (ii) any exchange, release or non-perfection of the collateral for the Senior Debt, or any other collateral, or any release or amendment or waiver of (or consent to departure from) any of the documents relating to the Senior Debt; or (iii) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Senior Lender, the Holder or another subordinated creditor.

(r) No Contest of Liens or Rights; No Prejudicial Actions. In no event shall the Holder institute, or join as a party in the institution of, any action, suit or proceeding seeking a determination that the lien of the Agent or any other Senior Lender in any of the assets of any of the Company, or any other rights of any nature under the documents relating to the Senior Debt, is invalid, unperfected, avoidable or unenforceable or is or should be subordinated to the interests of any other person.

7. Definitions. For purposes of this Note, the following capitalized terms have the following meanings:

"Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of equity interests of that Person, by contract or otherwise).

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

8. Governing Law. This Note shall be governed by the laws of the State of Delaware, without regard to its conflicts of law principles.

9. Cancellation. After all principal and accrued interest at any time owed on this Note has been indefeasibly paid in full, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

10. Payments. All payments to be made to the Holder of this Note shall be made in the lawful money of the United States of America in immediately available funds.

11. Place of Payment. Payments of principal and interest shall be delivered to the Holder of this Note at the following address:

c/o Mandara Spa
Jl. Raya Kuta 707
Kuta, Denpassar, Bali
Indonesia

or to such other address or to the attention of such other person as specified by prior written notice to the Company.

12. Business Days. If any payment is due, or any time period for giving notice or taking action expires, on a day which is a Saturday, Sunday or legal holiday in the State of Delaware, the payment shall be due and payable on, and the time period shall automatically be extended to, the next business day immediately following such Saturday, Sunday or legal holiday, and interest shall continue to accrue at the required rate hereunder until any such payment is made.

13. Assignment. This Note may not be assigned by the Holder hereof without the prior written consent of Company and the Agent; provided, however, that the Holder may assign this Note to any of (i) Red Sail Spas, L.L.C., (ii) SP Spas LLC, (iii) Sierra Pacific Investments LLC, (iv) Pacific Century Capital Limited, (v) any Affiliate of the Holder, (vi) Mr. Okie R. Lukita, (vii) Mr. Franky Tjahyadikarta, or (viii) any Affiliate of the entities or individuals set forth in subsections (i) - (vii) above, without the prior written consent of the Company or the Agent.

14. Amendment. The provisions of this Note shall not be amended, nor shall the Company or the Holder take any action herein prohibited, or omit to perform any act herein required to be performed, without the prior written consent of the Company, the Holder and the Senior Lenders.

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IN WITNESS WHEREOF, the Company has executed and delivered this Note on July 3, 2001.

STEINER LEISURE LIMITED

By: [signature]
Name: Carl St. Philip Jr.
Title: Vice President and CFO

MI671423;2